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REGISTRANT'S NAME Dai Nippon Printing Co Ltd

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と

新

DNP Annual Report 2007

Im for Innovati

印

刷

print on

Table of Contents

This annual report is aimed at providing information about DNP's businesses, management vision, and business results. Opinions and forecasts contained in the report were based on the best judgment of management at the time the report was prepared, so we cannot guarantee that all information contained in the report is completely infallible.

Key Figures for 2007

Consolidated Financial Highlights

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2007, 2006 and 2005

	Yen in millions except per share amounts			Dollars in thousands except per share amounts	% change
	2007	2006	2005	2007	2007/2006
Fiscal Year					
Net sales	¥ 1,557,802	¥ 1,507,506	¥ 1,424,943	$ 13,201,712	3.3%
Operating income	96,145	120,670	120,528	814,788	-20.3
Income before income taxes	98,950	114,640	107,686	838,559	-13.7
Net income	54,842	65,188	59,937	464,763	-15.9
Per Share Data (in yen)					
Net income: Primary	¥ 78.10	¥ 91.23	¥ 82.56	$ 0.66	-14.4%
Net income: Fully diluted	—	—	—	—	—
Cash dividends	32.00	26.00	24.00	0.27	23.1
At Year-end					
Total net assets	¥ 1,099,439	¥ 1,063,309	¥ 1,007,944	$ 9,317,280	3.4%
Total assets	1,700,250	1,662,377	1,600,129	14,408,898	2.3

Note:
U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥118=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2007.

Net Sales
(¥ Billion)


2,000
1,500
1,000
500
0
1,309.0
1,354.1
1,424.9
1,507.5
1,557.8
03
04
05
06
07

Operating Income
(¥ Billion)


140
120
100
80
60
40
20
0
89.9
102.4
120.5
120.7
96.1
03
04
05
06
07

Income Before Income Taxes
(¥ Billion)


120
100
80
60
40
20
0
42.2
93.1
107.7
114.6
99.0
03
04
05
06
07

Net Income
(¥ Billion)


70
60
50
40
30
20
10
0
28.8
53.0
59.9
65.2
54.8
03
04
05
06
07

Net Income per Share
(¥)



100
80
60
40
20
0
37.80
71.49
82.56
91.23
78.10
03
04
05
06
07

Employees by Segment
(persons)



Beverages
1,282
Corporate
998
Electronics
4,902
Information
Communication
18,335
Lifestyle &
Industrial Supplies
12,223

Net Sales by Segment
(¥ Billion)



0
100
200
300
400
500
600
700
Information
Communication
668.8
Lifestyle &
Industrial Supplies
532.7
Electronics
291.9
Beverages
74.1

Operating Income by Segment
(¥ Billion)



0
10
20
30
40
50
Information
Communication
51.0
Lifestyle &
Industrial Supplies
36.3
Electronics
14.9
Beverages
0.6

Total Net Assets
(¥ Billion)



1,200
1,000
800
600
400
200
0
942.1
978.7
1,007.9
1,063.3
1,099.4
03
04
05
06
07

*As of the year through March 2007, figures show net assets instead of total stockholders' equity

Total Assets
(¥ Billion)



1,750
1,500
1,250
1,000
750
500
250
0
1,450.0
1,513.7
1,600.1
1,662.4
1,700.3
03
04
05
06
07

Research and Development Expenditures
(¥ Billion)



40
30
20
10
0
24.1
26.1
26.4
28.7
30.1
03
04
05
06
07

Capital Expenditures
(¥ Billion)



175
150
125
100
75
50
25
0
73.8
69.8
86.1
136.1
162.9
03
04
05
06
07

Includes capital expenditures for intangible fixed assets

To Our Shareholders

The Dawn of a New History

One hundred thirty years have passed since the birth of DNP. From the beginning we have worked at expanding our business through continuous technological innovation. That's why DNP's products and services have now come to reach every corner of daily life, to the point that it is said that there is no one in Japan who doesn't come across at least one of our products some time during each day.

At this juncture, our 130th anniversary, we have announced the start of a new era in which we aim to achieve 2 trillion yen in net sales. The key to our success will be our strengths in printing technology and information technology, which we refer to as P&I, the DNA of DNP, supported by our research, development, planning and manufacturing capabilities. We feel certain that the driving force behind strong, long-term growth in the printing market will be "P&I Solutions," which we come up with by blending our two world-class technologies, P and I, in ways that are carefully tailored to address our customers' problems.

In the fiscal year ended March 2007 and the beginning of the following year, we opened many new facilities, including research and development facilities in addition to a P&I Solutions base and advanced product manufacturing plants. We intend to invest all the collective strengths of the DNP Group into developing outstanding products and services that our customers want, and push ahead to forge a new era.

The business environment surrounding DNP is becoming harsher than ever. This fiscal year we posted record-high net sales for the fourth term in a row, but net profit declined for the first time in five years, largely because of a slump in the electronics division. In order to find a way out of this tough situation, we intend to boldly embark on even more reforms to our cost and management structures.

We aim to work hard to boost DNP's corporate value in order to meet the expectations of shareholders and other stakeholders. In addition, we intend to continue to be a conscientious company that fulfills its social responsibilities and is trusted by the public, and to do our utmost to achieve sustainable growth while offering new value to society.



Yoshitoshi Kitajima *President*

▪ **Fiscal Year Results**

Q1 Please summarize DNP's results for this fiscal year, and evaluate them as the president of DNP.

We aggressively expanded smart cards and other value-added businesses, but despite achieving a fourth consecutive year of sales growth, profits declined due to weakness in the Electronics segment.

Consolidated net sales increased by 3.3% over the previous year to 1.56 trillion yen, but operating income declined by 20.3% to 96.1 billion yen and net income declined 15.9% to 54.8 billion yen.

The printing industry continued to face a tough business environment. For example, increased competition pushed unit order prices down and material costs up. Despite this situation, we worked hard to expand value-added businesses based on our technological strength and our ability to propose solutions, and we succeeded in winning a larger market share and the confidence of our customers. We feel certain that we were able to do this because we were correct in pursuing a corporate vision centered around the "P&I Solutions" that we have been promoting to date.

Of our value-added businesses, smart cards and IPS in particular have been growing steadily year by year. We feel satisfied with our success in meeting the increasingly diverse needs of our customers. Sales of products such as ink ribbons for color printers and optical films also increased sharply. As a result, net sales in the Information Communication segment grew by 1.0% to 668.8 billion yen, and Lifestyle & Industrial Supplies sales increased 11.0% to 532.7 billion yen. On the other hand, sales in the Electronics segment declined by 291.9 billion yen, or 1.6%. Operating income in this segment slid 60.6% or 14.8 billion yen, leading to the decline in DNP's overall results.

On the cost-cutting front, meticulous efforts such as improving yields and shortening lead times, primarily in manufacturing divisions, allowed us to reduce costs by a total of roughly 23 billion yen.

(¥ Million, %)

	2008.3 (est.)	2007.3	2006.3	2005.3
Net sales	¥1,660,000	¥1,557,802	¥1,507,506	¥1,424,943
Operating income	87,000	96,145	120,670	120,528
Operating income margin (%)	5.2%	6.2%	8.0%	8.5%
Net income	¥49,500	¥54,842	¥65,188	¥59,937
ROE (%)	–	5.1%	6.3%	6.0%

▪ **Electronics**

Q2 This fiscal year, sales and profits declined particularly in the Electronics segment. Please explain the reasons for this and your expectations for the segment's future.

The LCD (liquid crystal display) color filter market, our mainstay, is expected to continue to expand in the future.

The slump in our Electronics segment's performance this fiscal year was primarily due to a downturn in display-related products. Photomasks and other semiconductor-related products generally did well.

The LCD color filter market, our mainstay, is expected to continue to grow sharply due to rapidly expanding demand for televisions and computer monitors. However, this fiscal term the order price for color filters fell by an average of about 15% due to sharp drops in liquid crystal panel prices.

Also, in the first half of the term, panel manufacturers began production adjustments that lasted a long time, so order volumes dropped suddenly and factory capacity utilization rates fell. From the second half, order volumes picked up as the production adjustments ended, and production stabilized. Also during the second half, in October 2006, we began supplying Sharp Corp. with eighth-generation color filters using the inkjet-based mass production technology that we succeeded in establishing.

In the future, as more televisions and computers use liquid crystal monitors, the color filter market is expected to grow. We plan to make focused allocations of management resources toward expanding production capacity and developing new technologies and new products in this area.

Our major capital investments this fiscal year included establishing a new production line for sixth-generation color filters in Kurosaki, Kita-Kyushu in May 2005, and an eighth-generation production line using inkjet production technology, which we began operating within Sharp Corp.'s Kameyama Plant No. 2 in October 2006. In the future, we intend to aggressively invest in plant and equipment, including a sixth-generation inkjet line and an eighth-generation line at the Kurosaki plant.

■ Goals for the Future

Q3 You call this "year one of a new era" as you aim to become a 2 trillion-yen company. Please explain what you mean by this.

Regarding photomasks, we plan to add a production line that can handle circuits with line widths of 45 nm at our Kyoto plant, with startup scheduled for January 2008. In May 2008, we plan to begin mass production of photomasks in Taiwan. We already have a plant in Italy, so the Taiwan plant will be our second overseas photomask production facility. It is aimed at expanding our market share in the Taiwan region, where semiconductor factories are going up one after another. We plan to make optimal use of our sophisticated technology in order to expand this business. We will focus on the production of high-end products with line widths of less than 45nm in Japan, and make general-purpose products at the new Taiwan plant.

World's Display-Related Production
(in millions of units)



300
250
200
150
100
50
0
Liquid crystal TVs
Liquid crystal PCs
Plasma TVs
05
06
07
08

Source: DNP estimates

We intend to be a leader in the market for solution-based value-added products by combining Printing technology and Information technology.

October 2006 marked the 130th anniversary of the founding of DNP. We view this as an important milestone, and have designated fiscal 2007 (through March 2008) as "year one of a new era" in which we will aim for 2 trillion yen in sales.

During our 130-year history, we have accumulated some of the world's most advanced technologies. We have continued to develop these technologies and have cultivated personnel who are capable of using them effectively. We have built up a wealth of valuable assets, tangible and intangible, including 30,000 corporate customers along with the rest of our stakeholders. When we talk about starting a new era, we mean that we intend to take a completely fresh look at our assets and use them to create new value.

In order to realize this, we are working on building new business bases, signing a "Joint Declaration by Labor and Management" to help us push forward to accomplish the vision that we share with our employees, and promoting research and development. But we believe the most important thing is that we change qualitatively.

Printing businesses generally operate by taking orders from customers. If we think that our job is finished once we receive an order and deliver it, it's easy to fall into a passive mindset. But it's important that we operate more actively, as a solutions-based business that actively solves customers' problems. From the beginning, as a custom-order business, our traditional way of working has been to exchange ideas with customers in order to discover their fundamental problems and work together to find solutions. When we applied our unique technologies related to printing and information (what we call our "DNA") to other fields, completely new markets for high value-added products and services emerged, allowing us to expand the scope of our business.

In order to further develop these new markets, we need to transform DNP into a solutions-oriented company that proposes the most appropriate solutions through *taiwa** with our customers. Ever since we clarified this stance in our 2001 "21st Century Vision," the effects have been consistently evident in our fiscal results. We designated 2007 as "year one of a new era" because we want to accelerate this trend full speed.

*"*Taiwa*" is a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas.

▪ Fiscal Year Results Bringing Us Closer to our Goals

Q4 What progress did you make this fiscal year toward transforming into an active, solutions-oriented company?

This term we built many business bases and actively pursued business tie-ups.

During the fiscal year through March 2007, we focused on "the year in which we begin to build a new history," so we were more active than usual in areas such as the construction of various business bases and the forming of alliances. Below is a list of major examples of these activities. These new undertakings are the concrete results of "P&I Solutions" that were created by blending printing and information technologies and were supported by progress in research and development.

Segment	
Information Communication	Alliance with RTT of Germany for production of 3-D computer graphics
	Established Japan's first company specializing in in-store advertisement development
	Increased ownership share of electronic book distributor, MobileBook.jp
	Established in-store marketing specialist, Dentsu Retail Marketing Inc.
	Teamed up with RSA Security in single-use password business
	Alliance with Digital Domain of Hollywood to make 3-D computer graphics
Lifestyle & Industrial Supplies	Konica Minolta agreed to transfer to DNP its ID photo business, etc.
	Overhauled dwelling materials business, including establishment of DNP Lifestyle Materials Manufacturing
	Opened new production base for antiglare film used in thin display
	Developed biomass packaging materials made of plastics derived from vegetable matter
	Established company to develop large-scale lithium-ion batteries, by allocating new shares to a third party
	Began selling first DNP brand photo-related products
Electronics	Samsung Electro-Mechanics agreed to lease rights to DNP build-up board manufacturing technology
	Began supplying Sharp with inkjet-based production technology for 8th-generation color filters
	Joint development of leading-edge photomasks with Brion Technologies
	Added 45nm photomask mass production line at Kyoto plant (Jan 2008 startup)
	NEC agreed to transfer to DNP its semiconductor photomask business
	Construction of new photomask plant in Taiwan (May 2008 startup)
	Received Intel's "Preferred Quality Supplier" Award
DNP Group as a whole	Opened "print shop" pavilion at Kidzania Tokyo "edutainment town"
	Opened P&I Solutions Base in DNP Gotanda Building
	Refurbished DNP IC Tag R&D Laboratory
	Opened Louvre - DNP Museum Lab with Musée du Louvre

▪ P&I Solutions

Q5 Are you realizing your 21st Century Vision of "P&I Solutions?"

We are developing proactive policies aimed at building our portfolio of success stories.

As we mentioned earlier, we have been promoting "P&I Solutions" since 2001. We have had some notable success stories, but not at all as many as we would like. In order to broaden the kinds of successes we have, we analyzed our previous P&I Solutions and divided them into the following four categories:

1. Creative combination of products and services to support customers' business processes (Multicolor on-demand teaching materials, etc.)

2. Optimal combination of core technologies, materials and software
(Development, manufacture and issuance of multifunction smart cards, etc.)

3. Design of client's business processes
(Development and supply of PrintRush photo-print kiosks, etc.)

4. Design social basis for stimulating emergent evolution
(Development and digitalization of Shueitai font, etc.)

The types of solutions that are starting to make major contributions to DNP's revenues are businesses like smart cards, IC tags (RF ID) and IPS (information processing services), which have the power to change customers' business processes by combining various technologies, and those like the photo-print business, whereby we design and implement a new business model. The fourth type requires a good deal of time to bear fruit, since it entails designing new social bases, but we are already seeing major revenues and profits from the first three types. We opened a "P&I Solutions Base" at the DNP Gotanda Building that we finished building in October 2006.

■ Issues and Countermeasures

Q6 What kind of issues do you expect to face in the future and what measures do you plan to take to deal with them?

We plan to push ahead with R&D, which is the driving force behind our business expansion, and resolve every one of these issues.

We need to succeed at P&I Solutions in order to be able to continue to realize long-term, stable growth. That's one reason why it is vital for us to promote research and development.

We plan to direct our energies into research and development related to Information Communication, Lifestyle & Industrial Supplies, Electronics as well as new business fields, with a focus on further mining our printing and information technologies, which are already among the most advanced in the world.

This fiscal year we spent 30.1 billion yen on research and development. In the fiscal year ending March 2008, we plan to increase that amount by 9.6% to 33.0 billion yen. We aim to beat the competition at developing innovative new technologies and materials, and increase our ability to develop new products that anticipate customers' changing needs.

In the medium term, some of the areas where we intend to concentrate especially are regenerative medicine, including artificial cell-cultivation techniques using printing technology, and energy-related products, including the development of components used in solar battery modules. We will also focus on security-related businesses using authentication technology, and on eco-friendly products and services.

Our most pressing short-term task is getting our Electronics segment back on track. We feel certain that we will be seeing more growth in the markets for leading-edge photomasks and both liquid crystal and flat plasma displays. While keeping a close eye on the trend toward lower prices as the market expands, we will strive to improve our competitiveness by developing technologies that allow us to improve quality while reducing costs, and by developing new products with outstanding functionality.

■ Protecting Personal Information

Q7 In February and March 2007, it was discovered that a former employee of a subcontractor had stolen personal information. Please explain what happened, and how you will prevent such incidents from happening again.

We fulfilled our duty by publicly explaining what happened, and are working on rebuilding trust by introducing an outside security auditor as part of a thorough oversight system designed to prevent recurrence.

With cooperation from investigating authorities, we worked on our own to get a thorough picture of what happened and we made that information public. In brief, personal information that we had received from customers in order to create direct mail and other printed materials was stolen by a former employee of a DNP subcontractor. Some of that information was sold to a fraud ring running an Internet mail order business.

We are very sorry for the considerable trouble and worry that this caused to the people whose information was sold as well as to other related parties.

We take this matter very seriously. After doing a comprehensive inspection of our systems for managing personal information, we took steps to prevent any recurrence, including the involvement of an outside security auditor. We intend to steadfastly implement these measures and take the utmost care to protect the security of personal information. We want to rebuild the trust of our trading partners and never allow personal information to be leaked again.

In connection with this incident, we posted an extraordinary loss this term of approximately 3.3 billion yen as compensation for damages. Virtually all expenses related to this incident were posted within the same fiscal year.

Measures to Prevent Leakage of Personal Information

1. Restrict access to memory storage media to a minimal number of people, employees only
2. Take steps to prevent writing onto memory storage media, reinforce checking mechanisms
3. Take steps to prevent removal of memory storage media
4. Take care to maintain preventative measures, educate staff
5. Conduct information security audits by a third party

(See P. 82 - 83 for details)

■ Returns to Shareholders

Q8 What are your policies regarding returns to shareholders?

For five consecutive years we have increased dividends and actively repurchased our own shares.

We believe it is important that returns to shareholders be stable over the long term. We think we can best fulfill shareholders' expectations by improving our financial results and increasing corporate value.

In order to increase corporate value in a sustainable fashion, we must continue to generate new value in every business in which DNP engages. In order to achieve that, we think it is important to minimize the cost of funds through appropriate fiscal strategies, make strategic investments in highly profitable businesses that generate added value, and maximize long-term cash flow.

We are aware that in order to implement appropriate fiscal strategies, we must exercise comprehensive management that entails constantly maintaining a long-term perspective, allocating funds as necessary for plant and equipment, research and development, and mergers and acquisitions, etc., as well as maintaining a sufficiently liquid balance sheet and a strong credit rating. Based on this awareness, this term we proceeded to dispose of some of the securities that we had been holding in order to boost the liquidity of our assets and increase capital efficiency.

At DNP, we consider returning profits to shareholders to be an important management responsibility. DNP has increased dividend payouts each year since the year ended March 2003. In the fiscal year ended March 2007, we raised our cash dividends by 6 yen per share to 32 yen, bringing the dividend payout ratio for the term to about 41% on a consolidated basis. We increased our cash dividends by 14 yen during the five years since the fiscal term ended March 2002, when we paid 18 yen per share. Based on our goal of making steady dividend payments, we consider corporate performance, payout ratio, and other factors when determining dividends.

Regarding repurchasing of our own shares, in the past five years we repurchased 63,527,000 shares for 103.1 billion yen. While keeping an eye on our funding needs and market trends, we will continue to consider repurchasing DNP shares as part of our commitment to returning profits to shareholders.

Number of Shares Repurchased over the Past Five Years, and Their Monetary Value

Fiscal Year	Number of shares	Millions of yen
April '02 - March '03	17,000,000	¥ 20,910
April '03 - March '04	15,392,000	24,425
April '04 - March '05	10,477,000	17,847
April '05 - March '06	10,000,000	20,485
April '06 - March '07	10,658,000	19,475
Five-year total	63,527,000	¥ 103,142

■ Corporate Social Responsibility

Q9 Lastly, what are your ideas about corporate social responsibility?

DNP has been highly praised for our progressiveness in terms of CSR. We will work hard to make sure that this continues to be the case.

In the past several years, corporate social responsibility (CSR) has become an important buzzword in Japan. But even before CSR gained so much attention, DNP always worked proactively to fulfill its social responsibilities. We remain constantly aware that society as a whole is a stakeholder in our company, through our corporate clients and through the consumers who are our clients' customers. As a manufacturer, we have been actively addressing our responsibility to preserve the environment. Our efforts in areas like these have been acknowledged publicly in various ways. For example, in 2005, we received the Grand Prize in the "Key Firm of Integrity Award" competition, as well as a Global Environment Award from the Minister of the Environment. In 2006, we were ranked third in Nikkei Inc.'s survey of the best places to work.

The basis of DNP's sense of CSR is the value that we place on contributing to the development of society, which is what makes sustainable growth possible. We feel that the first step we must take in that direction is to aspire to be a company that deals fairly and honestly with all its stakeholders.

Based on these ideas, DNP has already introduced outside directors and strengthened internal controls in various ways, starting with the establishment of a Corporate Ethics Committee and an Open Door Room*. Through systems like these, we want to achieve optimal utilization of management resources, establish transparent management, and realize long-term, sustainable growth while creating value that contributes to society so that we can continue returning profits to all of our stakeholders.

*See "DNP Group CSR Report 2007" for details.



Yoshitoshi Kitajima
President


P&I Solutions for your life



Special Feature:

刻印と刷新

Imprint for Innovation

For 130 years, DNP has been making its **imprint** through technology and creating new value through **innovation.** Today, DNP starts a new history.

Shueisha, the predecessor to Dai Nippon Printing Co., Ltd., was established on the principle of "running a civilized business." It was shortly after the 1868 Meiji Restoration of political power to Japan's Emperor, a time that was conspicuous for progress in Japanese civilization. Throughout the 130 years since then, we have kept this "aspiration to contribute to the development of society" imprinted in our hearts, where it remains to this day.

During this time, DNP refined its printing and information technologies to world-class levels and dramatically expanded the range of fields to which it applies those technologies. In doing so, we won our customers' trust to the point that our products and services now reach every corner of the globe. Our printing and information technologies are truly assets that each one of us has "imprinted" during the course of DNP's growth, as if they were the DNA of DNP.

We can also view DNP's history as a continuous series of innovations. As we expanded our field of business with increasing speed for 130 years, we were able to accumulate the wealth of achievements that we did only because we constantly anticipated the needs of customers and markets and constantly "innovated" the new value that we provide.

Now, in 2007, DNP is making a fresh start. We have declared this to be the year in which we start a new history, aiming for net sales of 2 trillion yen. As a mature Japanese company, we know that in order to grow further we need to not only strengthen our existing businesses, but also to continue expanding the fields in which we do business. So far, our history has been built on "imprinting" and "innovation." So the core of our new history will be these "imprinted" aspirations and technologies, and it will be important for us to "innovate" value to provide to society through all of our businesses. In this way, we intend to expand our business and increase revenues.

DNP's History of Imprinting and Innovation

Since its founding in 1876, DNP has worked in a wide variety of fields related to printing of publications and commercial printing, through which we refined our printing technologies to a world-class level. DNP printed the biggest best-seller of the Meiji era, the "Revised Edition of Saigoku Risshi (Self-Help Revised Edition)," which stirred up young people all over the country. It was also DNP that printed "King," the magazine that was the biggest selling publication in pre-war Japan, with 1.5 million copies in circulation. From the 1950s, DNP adopted a policy of "expansion printing," which meant developing the printing technologies it had cultivated since the company's founding and applying them to various fields in order to expand its business.

In 1951, DNP developed and applied its coating and transfer technologies to the fields of packaging and decorative building materials. Later, in response to a growing awareness of environment and health issues, we increased the functionality of these products. We then brought in post-processing technologies to develop aseptic filling systems for plastic bottles and supply preformed bottles for use in such systems, among other businesses.

In 1958, DNP succeeded in the development of shadow masks, which opened the door to our participation in the electronics field. There we made use of ultra high-precision microfabrication technologies such as patterning,


1876
1950
1960
1970
Printing
Comprehensive Printing
Information Communication
Books and Magazines
Commercial Printing
Business Forms
1955 ledgers
1964 OCR ledgers
1967 plastic cards
1971 hologram
Digital Media
1972
Lifestyle & Industrial Supplies
Packaging
1951 paper containers
1951 flexible packaging
1961 plastic containers
1962 paper cups
1969 laminate tubes
1970 retort pouche
Lifestyle Materials
1951 decorative sheet with wood grain pattern
1951 rayon cloth printing
1961 steel plate printing
1965 transferring printing on cloth
Electronics
Display Components
1958 shadowmasks
Electronic Devices
1959 photomasks
1964 lead frames

photolithography and etching to generate a large number of products including color filters, photomasks and lead frames. Currently, DNP has grown to the point that we hold the top share in many markets, not only in Japan but worldwide.

From the beginning of the 1970s, we were among the first to start digitizing text and images. In response to rapid developments in information technology, we reflected the needs of corporate clients and consumers through planning and production using the cutting-edge media of each era, and we also got involved in such endeavors as reforming our clients' operational processes. In 1985, we made the world's first electronic dictionary on a CD-ROM. After that, as we refined our information technologies, we got involved in a broad range of businesses like high-definition and digital broadcasting, and Internet services aimed at PC and mobile phone users.

Throughout its development, DNP has continued to take the initiative to "innovate," and has transformed itself from a "printing company" to a "comprehensive printing company" to an "information processing industry" and then to an "information communication industry." Today, DNP is accelerating the development of businesses that make use of its "imprinted" strengths to pursue its corporate vision of providing new "P&I Solutions" that combine printing and information technologies.



1980
1990
2000
2010
Information Communication
P&I Solutions DNP
1997 use of soy-oil ink
2000 contactless IC tags
1974 magnetic cards
1983 development of smart cards
1999 promotion of IPS business
2005 SSFC established
1989 satellite broadcasting / high-vision gallery
digitization of text and images
1985 electronic dictionary on CD-ROM
1997 online publishing business
1992 development of Shueitai fonts
1982 PET bottles
1997 IB films
1976 aseptic portion packages
1994 aseptic filling system for PET bottles
Opto-Materials/Industrial Supplies
1995 anti-glare films
1989 thermal transfer recording media
1974 printing techniques for curved surfaces (Curlfit)
1982 mass production of Curlfit
1999 environmentally friendly decorative papers
1995 non-vinyl chloride products
1996 lithium-ion rechargeable batteries
1985 LCD color filters
1983 projection screens
2001 development of flexible organic ELs
2006 mass production of color filters using inkjet method
1995 multi-layered wiring forming techniques
2003 organic solar battery module
2001 MEMS
1999 semiconductor package boards
2004 regenerative medicine (formation of capillary patterns)
2005 fuel cell parts


Display-Related Products
Energy-Related Materials (Solar Battery Modules, etc.)
Electronic Devices Semiconductor-Related Products MEMS
Optical Films
Lifestyle Materials
Books and Magazines
Packaging for Food and Beverage
Commercial Printing
Holograms
CRM Consulting
Print-related Products
Digital Contents
Industrial Supplies/ Carrier Tapes
System Solutions
Product/ Distribution Management
Web sites Shopping Mall (PC and Mobile Phone)
Smart Cards IC Tags (RF ID)
Database Management
Anti-Counterfeit/ Security
Telecommunications/ Broadcasting
Regenerative Medicine
Material Technologies
Patterning Technologies
Converting Technologies
PT (Printing Technologies)
IT (Information Technologies)
Information Processing Technologies
HMI Technologies
Information Security Technologies
Production Technologies
Quality Control & Security Technologies

The Continually Expanding Fields in Which DNP Applies Printing and Information Technologies

DNP Technology — an Integral Part of Daily Life

The range of ways in which we apply printing and information technologies has grown due to technological innovations. As a result, DNP products and services can be seen in many areas of our daily lives.

Our product line started with printed materials such as books, magazines, posters, pamphlets and snack food packages, etc., and broadened to include plastic bottles, credit and cash cards, employee IDs, safe and convenient smart cards used in mobile phones and other devices, as well as IC tags and ink ribbons for printing photographs. There are many other DNP products that perform important roles although consumers don't touch them directly. These include color filters used in liquid crystal televisions, optical films used in plasma display TVs, photomasks that are indispensable to the production of semiconductors used in computers, and electronic components made with lead frames.

Today, DNP's products and services have come to reach every corner of daily life, to the point that it is said that there is no one in Japan who doesn't come across at least one of our products or services some time during each day.

The future holds virtually unlimited possibilities for applying printing and information technologies. For example, we can apply patterning technologies used in printing to the regeneration of capillaries in the regenerative medicine field, or we can apply micro-processing techniques to micromachining, or coating technologies to the development of components used in solar battery modules.

The DNP of the Future: Fusing Printing and Information Technologies and Developing a Variety of Solutions-based Businesses

DNP has already grown to be a unique, comprehensive printing company, with a business structure unmatched by any other company in the world. This growth was made possible by the depth and breadth of our printing and information technologies.

Another driving force behind the expansion of our field of business has been our 30,000 corporate clients. Because printing products are essentially all custom-ordered, we need to engage in a huge amount of *taiwa** with customers in order to be able to produce precisely the kind of products they want. We listen to what customers want, express this in concrete form, check and confirm, and repeatedly make corrections before we make the final product. The content of the *taiwa* that takes place between DNP and our customers during this process gets passed on as an important corporate resource.

This corporate culture of working together with customers to create products while responding to or anticipating our customers' needs developed into DNP's P&I solutions business, whereby we combine printing and information technologies in a variety of ways and come up with new ideas in situations where existing products and services alone will not solve a customer's problem.

By fusing printing and information technologies, we intend to continue innovating value that we can provide to society. We will achieve sustainable growth by expanding our field of business while solving customers' problems, and by providing solutions through repeated dialogue with customers, even in fields that have no readily apparent connection to printing.

Technologies That Support P&I Solutions

PT = Printing Technologies

Core technologies that give form to information or functions, based on product design specifications.

- **Materials technologies:** techniques for synthesizing new materials, or dispersing or mixing materials. Includes design or production of inks, adhesives, photosensitive materials, coatings etc.
- **Patterning techniques:** formation of letters, images or patterns, etc. on a base material. Includes machine/press plate, typography, offset, or gravure printing techniques, as well as plateless printing techniques like lithography or inkjet.
- **Converting techniques:** materials processing technologies that change a material's shape or compound materials etc. Includes techniques for processing materials such as paper or film, including film formation, coatings, lamination, molding, photography, cutting and polishing, bag-making, forming, or bookbinding, etc.

IT = Information Technologies

Core technologies that enrich communication between people.

- **Data processing technologies:** technologies related to data input or output, conversion, synthesis, accumulation or transmission. Includes processing text or images, editing, database creation, computer graphics and network technologies.
- **Human Media Interaction (HMI):** technologies related to interaction between humans and information. Includes expressive technologies such as font design or color matching, screen design or other interface technologies, and natural language processing technologies.
- **Information security technologies:** techniques for assuring that information is accurately transmitted to the correct target and stored while preventing improper usage. Includes encrypting techniques, personal information processing and management technologies, copyright management techniques, and biometric technology etc.

* *Taiwa* is a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas.

Developing the Growing Electronic Publishing Market and International Content

Although the publication printing market has been continuing on a slight declining trend, we serve the overall content industry, and we intend to revitalize it by offering a full range of services that make use of DNP's technological and comprehensive strengths. These services include providing solutions that add more value to our customers' products and services, actively serving the rapidly growing electronic publishing field, and supporting the international development of content. As we provide these services, we aim to expand our fields of business and achieve stable growth.

Business Outline

Publication printing has been DNP's core businesses since its founding in 1876. So far, expansion of our business has been supported by development expertise that enabled us to refine our printing technologies until they are among the most advanced in the world. In the 1970s, we were among the first in Japan's publishing industry to begin digital processing of text and images and to start using a computerized typesetting system. These advances formed the basis for our fusion of printing and information technologies. In 1985, we developed the world's first CD-ROM dictionary as well as other conversion technologies that allowed us to make use of digital data prepared for printing in various information media.

After that, as society enhanced its network infrastructure, we began combining printing and information technologies in even more sophisticated ways. In 1994, we expanded our business to include web sites for personal computers, and in 1999 to information services for mobile phones.

Strengths

- Printing and information technologies cultivated over our 130-year history, along with the R&D capacity and comprehensive strengths that have supported those technologies
- Support systems for boosting publishing companies' operational efficiency, including the ability to develop support systems for editing and production. Full-service mass production systems, including printing, binding, and shipping, that aid magazine businesses in their constant fight against time.
- Book production systems that give customers the value they want, through integrated management of production processes and various types of support including color management and book design by printing directors who participate from the planning and editing stages.
- Ability to develop and implement total solutions to the problems that our customers face in their publishing businesses. This includes everything from planning support to sales promotion, and proposals for new businesses involving collaboration across industry lines.

The Market and DNP's Position

The domestic publishing market is said to be worth about 2,150 billion yen per year. Although book publishing remains solid, the rapid rise of Internet and various other media have led to a slight decline in magazine publishing.

Meanwhile, the electronic publishing market, which was estimated at 1 billion yen in 2002, surged to 18 billion yen four years later, in 2006. Rather than limiting ourselves to the paper media that has always been our core business, we are actively participating in a variety of media as we target the overall content market — a market that includes telecommunications, broadcasting, and packaged media like CDs and DVDs, and is said to be worth 14 trillion yen.



Managing Director
Tatsuya Nishimura

Future Business Development

Expanding the Electronic Publishing Field by Building Turnkey Systems for Everything from Content Production to Operation of Sales Sites

Our involvement in electronic publishing goes back to the 1980s. Over the past quarter-century, we have kept up with the changes at the cutting edge of this media, and have always provided industry-leading technology.

The electronic publishing market has exploded in the past few years, and not only the publishing industry but consumers also expect this trend to continue into the future. Young people in particular have become accustomed to consuming information through new media, and mobile phones have been supporting growth in the market as the most important media.

In July 2006, we increased our ownership share of electronic book distributor MobileBook.jp to 34.7%, becoming the lead shareholder, and began actively developing an electronic publishing platform business (agency). In addition, we have built a comprehensive support system so that we can offer a full range of services to customers in every stage of the electronic publishing business, including content planning and production, provision of sales platforms, marketing, and sales promotion.

The Growing Electronic Publishing Market
(¥ Billion)


40
30
20
10
0
Mobile phones
PCs/PDAs
00 01 02 03 04 05 06 07 08 09 10

Sources: 2000-2006: 2006 Report on Electronic Books Business, published by Impress R&D
2007-2010: DNP estimates

Enhancing Support for International Content Development

Ever since DNP's founding, we have been expanding our business as we contributed to Japanese culture through our publication printing business. In recent years, not only is content from abroad being introduced into the Japanese market, but there has been increasing exportation of Japanese content — particularly comic books, literary works, and fashion magazines — to overseas markets. This trend toward internationalization is expected to accelerate even further. We plan to actively participate in the international development of the publishing and content businesses.

By collaborating with media partners in Japan and abroad, we intend to support DNP's own internationalization as well as the internationalization of our customers' content by providing such assistance as multi-language editing services that operate with a deep understanding of local languages and cultures, multi-language prepress systems connected to international networks, and optimization of production locations.

Greater Added Value and Overall Optimization

DNP does not simply deliver printed material based on orders from publishing houses or other customers. We are working to build up our solutions-based business, which means we uncover problems faced by companies and individuals and create the value that they truly seek.

Some examples of how we actively provide solutions that add value to our customers' products and services include building a mail-order web site linked to a magazine article; providing full business support services ranging from order-taking and customer management to shipping; planning and executing mobile phone-based sales campaigns; and bundling DVDs or product samples with magazines. In addition, we propose collaborative ventures with publishing companies or other companies that hold rights to valuable content, brand names, or popular characters.

On the production side, we are working on streamlining production processes and reducing costs, as well as further digitization of pre-press processes and fuller integration of post-processes. As printing professionals, we intend to engage in even closer *taiwa** with our customers, and to provide them with products and services that deliver a high level of customer satisfaction in terms of both quality and cost by actively offering solutions that aim at overall optimization of every stage from planning and product design to production and delivery.

* *Taiwa* is a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas.

Smart Card and IC Tag (RF ID) Solutions that Deliver Safety, Peace of Mind, and Convenience

Due to society's increased demand for security and convenience, use of smart cards has spread rapidly and is becoming part of the infrastructure that supports business and personal life. As Japan's top vendor, we not only provide the best quality cards but also make the most of our technological and comprehensive strengths to offer solutions that allow users to experience safety, peace of mind and convenience, while we expand our field of business at the same time. Furthermore, we aim to boost revenues by developing high added-value solutions that combine smart cards and IC tags.

Business Outline

Since the 1970s DNP has been Japan's leading company in the production of magnetic stripe cards for financial institutions and in 1981 began development related to smart cards What makes DNP different from other manufacturers is that instead of just manufacturing cards, we also offer a wide range of services including the development of operating systems, applications and other software for smart cards, data management, card issuance (which entails encoding data on the IC chip), and development of peripheral technologies Recently we became the first in the world to succeed in the development of a smart card using vein authentication, and we have already begun marketing this technology

Meanwhile, we began developing IC tags in 1999, and in 2001 became the first Japanese company to join the AUTO-ID Center (now AUTO-ID Lab) in the United States Today we are involved in a number of projects aimed at promoting wider use of IC tags, including some sponsored by the Japanese government. We have received high praise from many industries for our concrete successes.

The Market and DNP's Position

In 2006, the worldwide market for smart cards was 2.4 billion cards Of these, 75% were used as SIM cards in mobile phones. The Japanese market was about 150 million cards, reflecting the growth of about 30% over the previous year Use of contact smart cards grew about 17% from the previous year, while use of contactless cards grew by more than 60%. Unlike the rest of the world, 80% of the cards issued in Japan are used outside of mobile phones. Japanese cards are used for a wide variety of purposes in areas such as finance and transportation. DNP's share of the domestic smart card market is about 40%, making us Japan's top provider. In the finance sector, we hold an about 60% share

Meanwhile, in order to improve supply-chain efficiency through the use of IC tags, each industry has been creating a common framework. DNP has been playing a central role in many experiments and projects and is working to create practical examples of the successful use of IC tag functions

Strengths

- Mass production system addressing every step from card manufacture to issuance, within a tight security framework
- Ability to develop smart card operating systems, applications and other software including encoding (for example, the world's first financial settlement application based on vein authentication)
- Development and supply of various solutions to customers' problems using smart cards and IC tags
- Ability to provide full customer support for the introduction of smart cards or IC tags, including consulting, set up of an experimental environment, and post-introduction follow-up


DNP

Managing Director
Hiromitsu Ikeda

Future Business Development

Full Support for Introduction of Smart Cards That Enable Consumers to Enjoy Safety, Peace of Mind and Convenience

So far most of the growth in the domestic smart card market has been from the demand for credit cards and mobile phone SIM cards. In the future, we expect to see steady, although not rapid, growth. At the same time, we believe there will be expansion in the use of smart cards for such purposes as electronic money, employee IDs and other types of IDs, as tools of daily life and for business that allow the user to experience safety, peace of mind and convenience. We expect that in the future there will be demand for performing multiple functions with a single card, and we are already addressing this demand. We will provide comprehensive services, including peripheral businesses such as consulting to help clients prepare for a smart card introduction and network services that make it possible to securely revise applications after cards have been issued.

We are also working on developing innovative technology that will revolutionize the card manufacturing process. Once we achieve this, we expect that smart cards will be used in a wider array of industries than was previously imagined.

Number of Smart Cards Sold in Japan
(in millions of cards)


250
200
150
100
50
0
01
02
03
04
05
06
07
08
09
10

Source: DNP estimates

Meeting Growing Demand for ID Cards That Support Office Security

In recent years, management of personal information and the strengthening of internal controls related to financial reporting have become important issues. To address these issues, DNP established a corporate alliance called Shared Security Formats Cooperation (SSFC) to link smart cards and various types of devices using shared formats. For example, SSFC is working on improving office security through such means as controlling permission to use computers, printers, lockers and other equipment based on entrance/exit records created by linking smart employee ID cards with a gate system or surveillance camera. DNP serves as the secretariat to the highly acclaimed SSFC, which has more than 130 corporate members.

In addition to providing cards, DNP also makes instant card-issuing printers and other peripheral equipment, as well as PKI* electronic authentication, computer management programs and other software, and provides comprehensive solutions in partnership with corporate allies.

* PKI (Public Key Infrastructure): a system that uses public key information to encrypt messages, verify digital signatures and authenticate identities. A reliable certificate authority issues digital certificates to certify the identity of public key users.

Establishing a Strategic Foothold in the IC Tag Market

IC tags are attracting attention due to their potential for boosting efficiency in Japanese supply chains. Each industry is carrying out experimental projects in order to create shared frameworks. As full-scale commercialization is about to start, there is a steadily growing stream of case histories of successful IC tag usage in such areas as process and material management in the manufacturing sector, and document and uniform management in the security sector. In addition to using micro-processing technology to develop and manufacture IC tags, DNP also is developing a wide range of IC tag-related businesses.

One of DNP's important advantages is the fact that we are actively involved in both smart cards that identify people and IC tags that identify objects. In addition to using this advantage in corporate business processes such as supply chain management and office security, we intend to use it to expand our business, for example by creating new sales promotion methods that link IC-tagged products with credit cards, electronic money or other settlement methods.



"IC Tag Experiment Station," where companies can bring in their products to experience firsthand the benefits of using IC

A Growing Business: Solving Customers' Problems through the Combination of Printing and Information Technologies

As times change, consumers' needs are becoming more diverse. We intend to accurately read these changing needs and combine printing and information technologies in order to offer our corporate clients new solutions in areas like sales promotion, electronic commerce and business process management. By doing so, we intend to achieve dramatic growth in our business and improve profitability.

Business Outline

In the 1960s, DNP began to strengthen its planning functions, which are part of the process of preparing for printing and manufacturing, and are an important factor in winning orders. We began making active proposals in areas like product planning and development and sales promotion programs. Later, as product sales and advertising promotion channels began to branch out from stores into mail-order sales and further to Internet commerce and electronic commerce, clients began asking us to provide more effective and efficient plans, tools and services that take advantage of various types of media to promote their sales. DNP is currently transforming itself into a comprehensive problem-solving business that can help corporate clients with a wide range of tasks from strategic planning to the development of computer systems, development, design and production of contents and information media, maintenance of operations, and development of Customer Relationship Management systems.

The Market and DNP's Position

"P&I Solutions" describes the kind of company that DNP aspires to be. We aim to solve customers' problems in every area of business. If we understand the solutions market in a broad sense, our 30,000 corporate clients' businesses become our business. This includes their strategic planning, development, planning, and design of products, advertising, production of all types of sales tools and provision of services. In 2002, we established a [illegible]mmunication and information) division specializing in activities like consulting, market analysis and the development of appropriate contents and information media as part of our development of a broad-based solutions business.

Strengths

- Ability to offer comprehensive support services including everything from proposing strategies and plans to developing and manufacturing specific products, and even sales promotion and operation of all types of services.
- Ability to provide an optimal packages by effectively combining various types of media, including print, DVDs and other package media, Internet and other telecommunications media, and broadcast media.
- Ability to offer a standardized solution menu as well as customized solutions for individual needs by building a history of successes in solving problems for consumers and 30,000 corporate customers.



Managing Director
Kunikazu Akishige

Future Business Development

Developing Promotional Methods Based on Analysis of Hybrid Consumers with Strong Information Gathering Skills

We pay attention to changes in communication patterns between corporations and consumers. With the penetration of Internet access into daily life in addition to television, magazines and other media, it has become easier to get information about products and to compare various options. We use the term "hybrid consumer" to refer to a consumer who uses different media and distribution channels as "communication channels" depending on the time and situation. We are working on identifying issues that lie ahead by analyzing behaviors and changes in the information-gathering habits of such consumers. We view the needs of each individual consumer as a business opportunity worthy of attention. Our focus includes the enhancement of EC-related solutions, promotional methods that link multiple media such as print and mobile phones, and the development of various solutions that generate new value through connections between corporations and consumers, corporations and corporations, and consumers and consumers.

Developing Specialized Staff and Focusing on Business Process Management

Corporations need to respond promptly to changes in individual consumers' lifestyles. Our corporate clients also need to review their various business processes. In particular, there is a growing need to compile reactions from consumers who have actually purchased products or used services in order to reflect their opinions when establishing new business goals, formulating strategies, and developing plans, etc. We are addressing these needs in their entirety by cultivating specialists who are well-versed in various industry trends, proposing optimal solutions based on an up-to-date analysis of business operations, and even by designing and operating systems for improving business efficiency. In many cases, these efforts have turned into major projects that we implemented jointly with the client corporation. In an increasing number of cases, DNP serves as the nerve center for consulting and project management.

Increasing the Added Value of the Entire DNP Group — Standardizing and Customizing

Assuming every company has 10 problems, 100 companies will need 1,000 types of solutions. We have established a track record by responding attentively to individual problems, and are now compiling our accumulated expertise into a menu of effective and efficient solutions. By carefully tailoring items from this menu to individual needs, we can provide even higher-quality services.

For example, we created a varied solutions menu that includes supporting the introduction of corporate customer management or loyalty point systems, CRM solutions entailing the compilation and analysis of customer data as a basis for formulating new strategies, sales promotion solutions whereby we handle everything from campaign planning to office management, the use of IC tags and smart cards, and the construction and operation of EC web sites. We then customize these solutions according to each customer's needs. Furthermore, we established a company-wide Solutions Business Promotion Committee, and are working to enhance added value through the synergistic effects of having specialists from different fields work together.

Opening of DNP Gotanda Building as Our Solutions Business Headquarters

In October 2006, we opened the DNP Gotanda Building as a central base for generating specific P&I solutions. Based on the idea of a "building-wide showroom" we created a facility for exhibiting, introducing and presenting DNP's wide range of products and services. We also gathered the sales, planning and development divisions of systems and services that make use of information technology, as well as related subsidiaries. We intend to expand our business by strengthening interdivisional ties and coming up with timely solutions that respond to customers' needs.





Eco-awareness and Changing Lifestyles to Drive Packaging Business Expansion

We recognize that environmental conservation, changing lifestyles and universal design will be important themes in the packaging industry of the future. We will expand revenues by making the most of our aseptic filling systems, transparent vapor-deposition barrier film, and other products that are supported by DNP's strongest technologies. At the same time, we will aim to expand our business in a sustainable fashion by working aggressively to increase sales overseas.



Director
Taketsugu Yabuki

Business Outline

DNP made its debut in the packaging business in 1951. We started out manufacturing paper containers and flexible packaging; today we have built a comprehensive system of packaging-related businesses that encompasses, among other things, packaging design, development of packaging materials, filling plant design and the planning of sales promotions.

We got an early start in the field of aseptic filling systems. In 1976, we became the first Japanese company to succeed at developing "portion packs" that allow coffee whitener to be kept at room temperature for long periods of time. In the environment-friendly category, we are focusing on transparent vapor-deposition "IB (innovative barrier) film" that is highly effective as a barrier against moisture and oxygen but does not generate toxic gas like dioxin when burned since the film is not chlorine-based. We are working to expand our market by creating new value and functions that meet the needs of consumers and businesses.

The Market and DNP's Position

In the fiscal year through March 2007, the domestic market for polyethylene terephthalate (PET) plastic bottles was estimated at 16.5 billion bottles, up 5% from the previous year. PET bottles used with aseptic filling systems currently account for about 30% of the total, and that percentage is expected to grow in the future, now that we are able to reduce the cost of materials and do a better job of preserving the flavor of bottle contents. DNP entered the aseptic filling system business early, and holds the top share in this growing market.

Meanwhile, demand has been growing for IB film for pharmaceutical, medical, food, industrial and other uses, as a replacement for aluminum foil or films that contain organic chlorine compounds. DNP is the only company in the world that uses a chemical vapor deposition (CVD)*1 method to mass produce this type of film. We are working on developing even higher-grade products using the CVD method, in order to expand sales further.

Strengths

- Capacity for technological development and plant design at a level that maintains DNP as Japan's top supplier of aseptic filling systems
- Product development strength (especially our specialized planning staff and research laboratory), design and planning expertise
- Capacity for universal design, based on technology cultivated through our printing business.


DNP's Approach to Universal Design
Packaging designed to be as easy as possible for anyone to use
DNP's Five Universal Design Rules
Rule 1
Rule 2
Rule 3
Rule 4
Rule 5
+
OPTION 1 Form and expression that emphasize product's appeal
OPTION 2 Ease of trash separation and disposal

Future Business Development

Responding to Needs Related to Environmental Conservation, Changing Lifestyles and Universal Design

The Japanese people's eating habits have been powerfully influenced by major social trends such as a growing awareness of the need for environmental conservation, a declining birth rate and increasing average age, declining household size, increasing participation by women in work outside the home, and a growing concern with health maintenance. After more than half a century of making packaging products that are part of people's everyday lives, we view these changes in recent years as a business opportunity. We have adjusted every aspect of our packaging business in response to these social changes, for example by developing easier-to-use package designs and materials, building manufacturing processes that include the development of packaging machines, and planning and promoting products. In the future we will be taking an even harder look at how we can respond to evolving trends.

Regarding the environment, we plan to expand the scale of our business by providing eco-friendly products and systems with an emphasis on five principles: "Reduce, Reuse, Recycle, Sustainability, and Life-cycle Assessment." We also devote energy to universal design, for example by establishing the "Five Universal Design Rules" illustrated at the top of this page. We intend to keep producing packages that can be used with ease, not only by children, the elderly, and people with disabilities, but by everyone.

*1 Chemical vapor deposition (CVD) is a thin film formation technique that makes use of chemical vapor deposition. DNP was the first company in the world to adopt this technology for commercial production of packaging materials. The film is formed by causing a chemical reaction with a gas that is the raw material of the film. Thin film formed by this method can withstand a good deal of stretching and folding.

*2 Physical vapor deposition (PVD) is a thin film formation technique that makes use of a group of surface-coating technologies including ion plating.

Strategy for Using our Strength in Aseptic Filling Systems in Order to Expand Market Share

DNP began developing aseptic filling systems for food and beverage containers in the 1970s, long before society was as concerned as it is today with food safety and environmental conservation. DNP currently holds the top market share in the domestic market for aseptic PET bottle filling systems. We have continually improved our system so that it handles every step from sterilizing the bottle contents, forming the bottles, filling them, and getting them ready for shipment in the best possible ways.

Because we can fill bottles at room temperature, there is no need for bottles that can resist heat. This means the bottles can be thinner, which reduces the cost of materials. Also, because the flavor and aroma of the contents are unlikely to be damaged by heat, we expect that these bottles will be adopted for use as milk containers, which is a huge market. Furthermore, supplying pre-formed bottles rather than fully formed bottles allows us to reduce both shipping costs and carbon dioxide emissions from the trucks that transport the bottles. Currently, some 70% of the container filling market consists of hot-pack type systems. We intend to focus our marketing efforts on beverage bottlers who are getting ready to replace existing equipment, and we believe we can get them to switch in view of the many merits of our system.

Increasing Market Share through Our Superior-quality IB Film Made Using the CVD Method

There is increasing demand for transparent vapor-deposition barrier film that blocks the passage of moisture and oxygen while allowing contents to be seen. Unlike aluminum foil, it can be heated in a microwave oven. In addition to producing this film by the conventional physical vapor deposition (PVD)*2 method, we are the only company in the world to produce it commercially by the CVD method. Film made by the CVD method is very flexible. It can maintain its barrier properties even under harsh usage conditions, and is highly formable. We plan to enhance the development and sales of materials that make use of these properties in the medical, pharmaceutical and industrial fields as well as in foods.

We see a very profitable market for this product as a replacement for aluminum foil in areas where strong barrier properties are required. We are aiming to double our market share by 2010. On the strength of our leading position in CVD technology, we will work to expand sales overseas as well, primarily in North America and Europe, for use with food and medical products.

Responding to the Growing "Ecology and Health" Markets, and to Demand for High-Performance, High-Quality Designs

The lifestyle materials market is currently undergoing big changes amid concerns about the environment and health. DNP is seizing this opportunity to take advantage of our overwhelming technological strength (including EB coating* technology) and our capacity for coming up with outstanding designs, in order to develop a broad range of solutions related to dwelling spaces. We aim to increase revenues by actively expanding into overseas markets and into areas like offices, hospitals, commercial facilities and automobiles, in addition to residential spaces.

Business Outline

In 1951, DNP became the first company in Japan to succeed in developing technology for printing "endless" wood grain patterns with no seams. After that, DNP went on to expand its product field by developing technology in 1961 for direct color printing on steel plates, in collaboration with Nippon Steel Corp., and in 1974 developed "Curlfit" technology for printing on curved surfaces. Today, DNP's original EB coating technology, which we developed ahead of the rest of the industry in the 1980s, supports our overwhelmingly superior position in a market marked by growing demand for environmentally responsible products.
We currently offer a wide range of products that [illegible] luxurious lifestyle, such as interior [illegible], fixtures and storage products, plumbing products, exterior materials, and materials used in [illegible] car interiors. We sell [illegible] developed in-house, like our "WS [illegible]" PVC wood-grain decorative [illegible], and Ellio decorative [illegible] products and services [illegible]," a business sector that [illegible] spaces that people inhabit, [illegible] space solutions" that meet [illegible] technical problems

Strengths

- EB coating technology; overwhelmingly superior, industry-leading capacity for technological development; capacity for developing new products by applying various technologies
- Ability to implement comprehensive proposals for all types of dwelling areas by taking advantage of our diverse product line, which boasts excellent functionality and rich expressiveness thanks to the design expertise that we cultivated through our printing business
- Ability to propose new value and solve problems based on our broad network of customers

* EB (Electron Beam) coating technology: unique DNP next-generation, eco-friendly technology for hardening resins by exposing them to an electron beam. Compared to products coated with urethane or UV resin, EB coated products have greater surface hardness, light resistance and stability, and better quality. The manufacturing method uses less energy, reduces carbon dioxide emissions, and does not require the use of solvents.

The Market and DNP's Position

[illegible]



Director
Masaki Tsukada

Future Business Development

Taking Advantage of DNP's Original Technologies and Expanding Our Business to All Types of Dwelling Spaces

We are working on "dwelling space solutions" that provide eco-friendly, healthy and pleasant dwelling spaces. We offer a complete line of products for every type of space that people inhabit, and solutions that meet customers' needs and solve technical problems related to construction methods.

In Japan, there are predictions for big changes in the housing market due to demographic trends such as the declining birthrate, aging population and declining household size. In the future, there will likely be less demand for single-family housing, more condominiums and rental housing, and greater demand for renovation work. We are aware that in this type of market, the key to expanding our business will be to establish environment and health protection as bases from which we add value to our products and services.

Specific Dwelling Space Solutions Related to Environment and Health

Concerning the environment, we are accelerating the introduction of non-PVC olefin resin film, and are actively promoting the use of water-based inks. We have developed a large number of healthy products that do not use volatile organic compounds (VOCs) like formaldehyde, toluene and xylene. Furthermore, we help protect forests by using more eco-friendly base materials such as recycled materials and plywood made from reforested lumber.

At the same time, in our manufacturing plants, we were among the first in the industry to introduce solvent processing facilities and have taken active measures to protect the environment through our production processes. In 2002, we became the first Japanese company to be awarded ISO/IEC17025 certification, for developing our small-chamber method of measuring VOCs. We established a "living-space analytical evaluation center" dedicated to measuring VOCs emitted from construction materials. The center not only measures VOCs emitted from DNP's own products, but also takes orders for measuring on behalf of outside clients.

In the future, we plan to continue to focus on developing products and technologies that address environmental and health issues, and actively participate in new business fields.

Strongly Pushing Sales in Japan and Abroad, with Focus on Eco-Friendly Products

We offer our clients high-quality spatial designs and high-performance products that we design ourselves, and in doing so we meet a variety of needs. In particular, we have been using our world-class eco-friendly technology as a basis for expanding sales from Japan to the rest of the world. Despite our success to date, we believe the vast overseas market still holds important business opportunities.

Given the whole world's concern with environmental issues today, we feel certain that our EB coating products, with their overwhelming competitive advantage as eco-friendly products, have the potential for great growth in sales and profits all over the world. We plan to develop this potential through broad-based sales promotion efforts in the United States and elsewhere, including South Korea, China, and Europe.









Part of the wide range of "lifestyle materials" provided by DNP

Creating New Markets and Developing the Global Market Through a "*Kakushashin**" Strategy

We are using the strengths that we have built up through our photo print business as a core from which we will further expand the business, including the creation of new markets and the development and application of our core strengths to a variety of business fields. We call this strategy "*kakushashin.*" We expect to achieve lasting and stable growth thanks to our strong points — the comprehensive strength of the DNP Group with its close connections to a variety of business fields, the technology that sustains our top share of the rapidly growing market for dye-sublimation thermal transfer ribbons, and our ability to develop global markets with a potential for long-term growth.

Business Outline

DNP began its Information Media Supplies Operations in the late 1980s, after successfully developing two types of thermal transfer printing media — mass transfer and dye-sublimation — by applying coating and other technologies that we cultivated through our printing business. Fusion-type media were used in such products as ink ribbons for bar-code printers and plain-paper fax machines, while dye-sublimation was used primarily as a color media for printing photographs. The division's sales have been growing.

In addition, DNP acquired the Konica Minolta Group's ID photo business and photography-related product manufacturing and sales businesses in 2006, allowing us to respond to the demand for both silver halide and dye-sublimation methods of printing. DNP calls its basic strategy, "*Kakushashin,*" which means actively expanding markets by applying and developing photo printing in various business sectors and building an integrated system that offers everything customers need, from solution proposals to products and services.

The Market and DNP's Position

In recent years, demand has been rapidly growing for prints of photos taken with digital cameras and mobile phone cameras. In today's market, some 85 billion photos are printed each year worldwide. Of those, a little more than 20 billion are digital photos. This market is growing by double digits every year and is expected to reach more than 50 billion in 2010. DNP is the top supplier of dye-sublimation thermal transfer ribbons used for the rapidly growing digital photo print market.

In addition to leading the promising photo print market, we are speeding up development of new markets through our "*Kakushashin*" strategy.

DNP's Strengths

- Proprietary technology that supports our various products, including the top market share in dye-sublimation thermal transfer ribbons
- High-quality silver halide photographic printing paper business acquired from Konica Minolta Group
- Capacity to develop and provide solutions that can be applied to a wide range of applications, such as ID cards
- Manufacturing and sales systems that allow us to develop global markets.

* "*Kakushashin*" is a strategy whereby DNP expands its existing businesses while creating new markets by using our strength in photo printing and an abundance of printing technologies to develop businesses that provide a variety of products and services.



Managing Director
Shigeru Kashiwabara

Future Business Development

Expanding Our Digital Photo Print Business

The digital photo print market is rapidly growing. Due to the spread of digital cameras and mobile phones equipped with cameras, the number of pictures people are taking has increased dramatically, and the demand for printing photos is also increasing. Demand for printing at camera shops had begun to decline at one point due to the spread of home-use printers, but it has begun to surge again thanks to improvements in areas like print longevity, coloration quality, and printing speed.

In order to meet this need, DNP offers dye-sublimation (dry) NEXLAB1000 minilabs and other printing systems designed for drug chain stores in North America, along with support services for these products. In Japan, we also developed PrintRush self-service photo-printing kiosks and established PrintRush Co., Ltd. to sell them. PrintRush terminals are very popular because they can print a photo in only three seconds. We are working on increasing the number of kiosks in operation.

Enhancing Our Manufacturing, Sales and Service Systems in Japan and Abroad

So far we have built manufacturing, sales and service systems not only in Japan, but also overseas, primarily in North America and Europe. In the future, we will be building an even stronger business structure as, in addition to DNP's own sales channels, we continue to serve customers of the Konica Minolta Group, whose photo-related businesses we acquired in 2006.

In the various countries of the world, customers' photo printing requirements have come to differ depending on such factors as the degree to which digitalization has progressed and the kinds of corporate support that are available. We consider our ability to develop worldwide business to be one of our strengths. We expect to see the digital photo print market spread even more widely in the future, and we will be working to expand DNP's market share on a global scale.

Dye-Sublimation Thermal Transfer Ribbon Production and Sales Bases


Sales
DNP (Information Media Supplies Division)
DNP PrintRush
DNP Photo Marketing
DNP ID Imaging
Sales
DNP IMS France
CDO
DNP IMS (Sayama and Okayama Plants)
DNP IMS Odawara
DNP Fine Chemical
DNP IMS America
Sales
DNP Photo Imaging America

Number of Digital Photographs Printed Worldwide
(in billions of prints/month, on 4 x 6-inch basis)


6
5
4
3
2
1
0
03
04
05
06
07
08
09
10

Source: DNP estimates

Creating New Markets Through "*Kakushashin*" Strategy

Our photo print business is uniquely positioned relative to the world market.

For one thing, we can handle both wet (silver halide) and dry (dye-sublimation) methods. For both these methods, we provide not only print media, but also color management technology and services.

Other factors supporting our unique position are our "*Kakushashin*" strategy and the comprehensive strength of DNP, which we can use to implement that strategy. "*Kakushashin*" is aimed at creating new markets and expanding our photo print business more than ever by applying and developing the core strengths that we have already cultivated through our photo print business to a variety of business fields. For example, by promoting a broader use of photo ID cards — a market in which DNP holds the top share — we can increase the accuracy of personal identification and boost security at offices and various types of facilities. There are many additional possibilities to develop, such as providing photo gift cards for promotional use or producing photo albums linked with editing and publishing functions. We can do things like this only because DNP is the world's leading comprehensive printing company and has ties with client companies in a variety of industries, and has built an integrated system of planning, manufacturing, selling and operating. We plan to continue developing original products and services that only we can provide, and to continue creating new markets.

Boosting Competitiveness in the Flat-Screen Display Market and Developing Next-Generation Displays

In our quest for greater profitability in the growing flat-screen display market, we will focus on two goals: expanding our customer base by touting the superiority of the inkjet method for color filter production, and expanding our revenue base by developing peripheral components that contribute to high performance and low costs. We will also work to expand our field of business into the arena of next-generation displays, with a special focus on organic EL displays.

Business Outline

DNP's involvement in the display industry began in 1958 with our successful development of shadow masks for making television picture tubes. Today we make a variety of products including color filters and antiglare films for LCDs (liquid crystal displays), back plates for plasma displays, and projection screens. In addition, we have started supplying products used in new growth areas such as next-generation organic EL displays.

The Market and DNP's Position

The market for liquid crystal, plasma and other flat-screen displays is continuing to grow by about 20-30% per year. The market for color filters used in LCDs is worth about 1 trillion yen. DNP controls some 40% of the roughly one third of the market that is open to outside suppliers. The market for back panels used in plasma displays is worth about 200 billion yen per year, and DNP holds about 30% of the roughly one quarter of that market that is sourced from outside. In the future, demand for flat-screen displays is expected to grow even more, with LCDs being used primarily in televisions, laptop computers, mobile terminals, and monitors mounted in motor vehicles, and plasma displays being used in televisions with screens 50 inches or larger.

DNP also provides antiglare films, electromagnetic interference shielding film, and other optical films. We service the entire range of display components, including actively addressing the market for organic EL displays, which is expected to balloon to 200 billion yen in 2010.

Strengths

- Micro-processing techniques honed through our printing business, color management technology, quality control technology, and the ability to develop new technologies and new products
- Integrated systems and comprehensive organizational strength that support technological and developmental strengths, and manufacturing platforms that can generate high-quality products
- The above strengths allow us to produce higher-performance products more efficiently, and make it possible to meet customers' diversifying needs in rapidly changing markets.



Managing Director
Masahiko Wada

Future Business Development

Aggressively Expanding Our Customer Base by Making the Most of Our Superior Inkjet Method

The color filter market is approaching a major turning point. As 8th-generation and larger sizes become the latest mainstream products, it will be necessary to switch to the inkjet production method, and manufacturers will need more sophisticated technology than ever before. Panel makers who until now had been making their own color filters by conventional methods will have to choose between developing new inkjet technology or buying their color filters from outside suppliers.

In view of this change, we will work to broaden our customer base by touting the superiority of the inkjet method, which so far only DNP has succeeded in adopting for mass production. The inkjet method has multiple major advantages. For example, the initial investment required for setting up a new manufacturing facility is relatively small. It is also cost competitive because rather than using a large mask, materials are applied only to areas where they are necessary. The materials used in the inkjet method yield truer colors, and its more advanced color management technology processes multiple colors at one time. Furthermore, the inkjet method can be flexibly adopted on an in-plant or by-plant basis, etc. to suit the particular needs of each panel manufactured.

We also aim to improve our profit margin and respond to pressure for lower prices by increasing our products' added value, for example by integrating a color filter, compensation film, and polarizing plate as one piece.

Expanding Our Revenue Base by Developing Peripheral Components that Contribute to High Performance and Low Cost

We believe that there are many business opportunities in the display field, related to raising the performance and lowering the cost of panels.

DNP already supplies a large number of peripheral components. For example, we have a 70% share of the market for anti-reflection films used in LCDs, and virtually 100% of the market for contrast improvement film used in plasma displays. In the LCD photomask sector, as more companies begin to use DNP's halftone masks, especially for large panels, we aim to control 25% of that market within one year. We are also working to fulfill panel makers' needs by continuing to improve performance and reduce costs. For example, we integrated multiple back light peripheral components into a single piece and combined one multi-function film to replace multiple layers of functional films.

At DNP's Nano Science Research Center, we are developing high-performance products that combine printing process technology with advanced nano-materials technology. Through research into a broad range of advanced fields, we are developing even higher-performance new materials and components as we work to expand our revenue base.

Gearing up for Organic EL Displays Based on a New Business Model

Organic EL displays are widely expected to take over as the next generation of displays. We will be able to supply a broad range of products in this area. We already supply color filters that modulate light to display more natural colors, and masks used in the production process. In the future, we plan to develop lens film that will improve light-emitting efficiency.

Organic EL displays are expected to be adopted for a wide range of uses because of their simple construction and because their self-luminescence makes them easy on the eyes. The market for these displays is expected to outstrip the market for LCDs. We are actively developing products in order to take advantage of the opportunities offered by the opening of this new field, based on a different business model in which we offer modular panels and other more complex products, rather than simply providing components like color filters. In the future we will be further strengthening our ties with the various manufacturers and building new production systems.

Display Market Growth


(¥ Billion)
Growth rate
50
40
30
20
10
0
-10
-20
-30
-40
-50
2007
>>>
2010
OLED (¥100)
PDP (¥1,300)
Market for back plates, electromagnetic interference shielding films, etc 20% (¥253.8)
Market for color filters, anti-reflection films, etc 15% (¥1,165.7)
LCD (¥8,100)
PTV (¥370)
Projection screen market 6% (¥22.2)
Shadowmask market 7% (¥39.2)
CPT (¥560)
Shadowmask market 8% (¥6.4)
CDT (¥80)
Overall market: 11 trillion yen
OLED (¥200)
PDP (¥1,560)
Market for back plates, electromagnetic interference shielding films, etc. 20% (¥300.2)
Market for color filters, anti-reflection films, etc. 14% (¥1,301.5)
PTV (¥250)
Projection screen market 6% (¥15)
Shadowmask market 7% (¥21)
CPT (¥297)
LCD (¥9,730)
Shadowmask market 8% (¥1)
CDT (¥12)
Overall market: 12 trillion yen

Source: DNP estimates *Size of circle indicates size of market. The center of each circle shows the market's growth rate.

CDT : Cathode Ray Tube for PC
CPT : Cathode Ray Tube for TV
LCD : Liquid Crystal Display
OLED : Organic Light Emitting Diode (Organic EL)
PDP : Plasma Display Panel
PTV : Projection TV

Building New Bases in Taiwan and Japan; Focus on 45nm Mass-Production Technology and Development of 32nm Manufacturing Technology

As the semiconductor market continues to enjoy stable growth, DNP holds an overwhelming share of the market for cutting-edge photomasks. In the future, we will be focusing our energies especially on preparing supply systems that can handle the surge in demand that is expected in the Asian market, and on mass producing 45nm products and developing 32nm products, with the goal of growing faster than the overall market.

Business Outline

In 1958, DNP succeeded in developing shadow masks made with the photolithograpy technology that we cultivated through our printing business. In 1959, we also succeeded in making photomask prototypes using this technology. Ever since the invention of integrated circuits in 1959, DNP played a part in the pioneering days of the semiconductor industry. Later, in the 1990s, DNP rose to the challenge when Intel and the world's other major semiconductor manufacturers globalized their production bases and began outsourcing production. DNP played an active role that included collaborating with these major semiconductor makers and building overseas production bases. Today, DNP has established an overwhelming dominance in the photomask market, thanks to its technological leadership.

The Market and DNP's Position

In 2006, the worldwide photomask market was estimated at about 320 billion yen (including an outsourcing market of about 220 billion yen). In the future the market is expected to grow by 5-6% per year in terms of monetary value. Currently 90nm products are most common, but from the second half of 2007, demand for 65nm products is expected to reach full stride, and in 2008, mass production of 45nm products is expected to begin. Meanwhile, development of 32nm products is already underway.

DNP's market share is estimated at more than 20% of the total photomask market and 31-32% of the outsourcing market. In the market for 65nm products, DNP currently controls about 70% of the outsourcing market (according to DNP estimates), and plans to further increase sales in the future.

Strengths

- The printing technology that we call "the DNA of DNP" supports our photomask business
- Skilled people who can deliver the accuracy and stable quality required for drawing, process control, inspection etc., as well as micro-fabrication and other technological strengths
- Business expansion strategy that has kept us a step ahead of the competition, including active capital investment in the mass production of cutting-edge products
- Creation of market trends through active ties with semiconductor manufacturers, device manufacturers and R&D institutes, etc.



Managing Director **Yoshiaki Nagano**

Future Business Development

We intend to expand revenues through three main strategies: strengthening our technological development capacity, expanding globally, and forming alliances with other companies.

Strengthening Technological Development: Aiming for Further Miniaturization and Developing Next-Generation Technologies

So far, we have done all of our technological development related to photomasks in Japan, taking advantage of our strength in such technologies as micro-fabrication, and in systems development. In the future, we intend to continue developing technologies used in leading-edge fields.

Especially, most recently we have been focusing on establishing mass-production technology for 45nm products and developing products that are 32nm or smaller. Mass production of 45nm products is expected to start in 2008. We have already succeeded at process development for mass productions and have started shipping samples. With a projected startup in 2008, we are building a state-of-the-art manufacturing line in our Kyoto Plant to handle mass production of cutting-edge 45nm photomasks. To prepare for mass production, we aim to establish systems and technologies that will allow us to provide products of reliable quality.

In the 32nm field, a combination of ArF immersion and double exposure is a promising candidate to be our next-generation photolithography technique. In the future, use of ArF immersion scanners is expected to spread, and 32nm photomasks are expected to be in great demand. We plan to resolve technological hurdles such as improving the accuracy of superposition for double exposure.

Expanding Globally: Establishment of New Manufacturing Base in Taiwan

As Western semiconductor manufacturers increasingly move away from doing their own fabrication, the photomask market is shifting to Asia, and to Taiwan in particular. Taiwan has a concentration of semiconductor plants that can produce the latest 300 mm wafers, especially major foundries. It has become a major world production base that is even active in investments in state-of-the-art products. We expect the demand for advanced photomasks will continue to grow in this area. DNP already holds an overwhelming share of the market for cutting-edge 65nm photomasks. We began supplying Taiwanese foundries with 65nm products before other companies did, and have established long-term supply contracts.

We are currently building a cutting-edge photomask manufacturing plant in Taiwan, which we aim to start operating in May of 2008. This new base will allow us to provide stable supplies to even more semiconductor manufacturers and to meet their demand for quick turnaround times. The new base will also help further solidify our position as a leader in the world market, because it will allow us to provide better customer service and sales activities more closely tailored to our customers' needs.

Photomask Market
(¥ Billion)


40
30
20
10
0
03
04
05
06
07
08
09
10

Source DNP estimates

Forming Alliances: Joint Development with Manufacturers of Chips, Devices and Materials

We plan to continue our ongoing joint development with manufacturers of semiconductors, devices and materials, while proactively considering possibilities for alliances with other companies.

We have long been partners with Intel in the joint development of cutting-edge mask technology, and we will continue to maintain good relations with Intel as our customer and partner. In January 2006, DNP and Intel extended our photomask development collaboration to photomasks used in the production of semiconductors with line widths of 32nm and less, including the development of extreme ultraviolet (EUV) lithography.

We will also actively strengthen relationships with foundry manufacturers in Taiwan, as we assume this will be important in the future.




い
は
い

DNP in Brief

Contents



ろ
は

Overview

Profile

In October 2006, DNP celebrated the 130th anniversary of its founding.

Shueisha, the forerunner of Dai Nippon Printing Co., Ltd., was established in 1876 as Japan's first full-scale printing company. Shueisha's motto, "Running a Civilized Business" expressed the company's aspiration to contribute to the development of society, and we have maintained this aspiration ever since. After starting out as a printing company, the company later branched out into a variety of fields, including commercial printing, business forms, packaging, lifestyle materials, industrial supplies and electronics. Today, DNP has established itself as the world's largest comprehensive printing company.

Currently, DNP employs about 38,000 people. In Japan, DNP has 20 division offices in major cities, 48 sales bases and 58 production plants, while overseas it has another 21 sales offices and 7 production plants. The DNP Group includes Dai Nippon Printing Co., Ltd., 96 consolidated subsidiaries and 11 affiliated companies that are accounted for by the equity method.

In this annual report, "DNP" refers to the entire DNP Group, and "we" refers to DNP or the DNP management team.



The Shueisha building circa 1890



Corporate Philosophy

Management Principle

> The DNP Group contributes to the emergently evolving society of the 21st century.

We believe that in 21st-century society, interaction between autonomous and diverse individuals and organizations will cause unexpected phenomena to occur, which in turn will cause society to change. This change will affect individuals and organizations and generate new unexpected phenomena, resulting in a rapidly changing society that will require people to make adjustments in order to adapt.

We call this type of society an "emergently evolving society," and we have made contributions to its development our management creed. While keeping in view the changing times, we intend to actively lead evolutionary development, further expand our businesses, and fulfill our social responsibilities.

Business Vision

> P&I Solutions
> In an emergently evolving society, we intend to discover the problems and issues that consumers and client companies face, and solve them by fusing printing technologies (PT) and information technologies (IT).

In an emergently evolving society, markets and consumers' needs change in unpredictable ways. Telecommunications networks, financial and distribution systems, education, food clothing and shelter, and other social infrastructure are constantly changing. As corporations and consumers increasingly wonder how they will cope amid such changes, we can discover business opportunities for DNP in the need to solve their problems.

We believe that by noticing signs of change before others do, coming up with possible solutions for problems, and getting a head start on making proposals, we can develop our business and contribute to society. We can make the most of these business opportunities by making use of the PT and IT that we have cultivated in order to offer various products and services, and by developing new solutions and becoming involved in the building of new infrastructure.

■ Creation of Value by DNP


DNP
Marketing/ Planning
R&D
Production
Printing Technology
P&I Solutions
Information Technology
Taiwa*
Creation of new value
Products/Services
Autonomous and diverse individuals and organizations
Interactivity
Emergently evolving society
Influence on individuals and organizations
Unforeseen phenomena

* "*Taiwa*" is a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas.

DNP's Businesses

Business Portfolio and Segments

DNP has two main businesses: our Printing business, which has developed through the application of printing and information technologies, and our Beverages business, which is handled by Hokkaido Coca-Cola Bottling Co., Ltd.

We divide our Printing business into three segments: Information Communication, Lifestyle and Industrial Supplies, and Electronics. The three Printing segments account for about 95% of DNP's consolidated net sales. We have constructed a business portfolio that is well-balanced from the standpoints of stability, growth potential and risk.

■ Three Well-Balanced Strategic Segments


Information Communication
A core business that provides stable revenues; deals in a wide variety of information media, including printed materials, smart cards, IPS and networks
The 3 Sub-Segments of DNP's Printing Segment
Lifestyle and Industrial Supplies
The force that drives expansion of our business fields; we have applied printing technologies to new fields such as packaging, dwelling materials, opto-materials and industrial supplies
Electronics
Our growth driver; we have achieved overwhelming market share and high growth potential in display components and electronic devices

○ Printing

Information Communication

Our Information Communication segment is composed of three sub-segments: the printing of books and magazines, which has been a core business since DNP's founding; commercial printing; and business forms. This segment covers a wide variety of media, including both paper and electronic media such as the Internet (via PCs and mobile phones) DVDs and digital broadcasting. In addition to offering all types of printed materials, we combine services like marketing analysis, customer relationship management, planning, systems design and development, media content creation and distribution, and data security management, in order to offer unique DNP solutions that expand our business.

Lifestyle and Industrial Supplies

The Lifestyle and Industrial Supplies segment contains three sub-segments: packaging, lifestyle materials and opto-materials/industrial supplies. All of these operations handle a large number of products that are closely connected with ordinary people's lives. Starting with printing on non-paper materials like film or steel, we use coating and etching technologies and other basic printing skills to make products like optical film used in electronic displays. DNP is the world's largest supplier of a number of products, including color ribbons for printing photos from digital cameras, and we continue to expand our field of business into a broad range of areas including electrodes for lithium-ion rechargeable batteries used in mobile phones.

Electronics

DNP's Electronics segment uses the world's most advanced micro-processing technologies to provide a large number of electronics products, including photomasks (original plates used in semiconductor production), and color filters used in LCDs (liquid crystal displays). Ever since DNP became the first company in Japan to succeed at making shadow masks for domestic color televisions about a half-century ago in 1958, the company has made use of advanced technology to develop electronic devices and display-related products one after another. By winning our customers' trust and being better than the competition as a manufacturer, we steadily established a solid basis for our electronics business. Today, DNP electronics components hold the key to progress in many information-related devices.

○ Beverages

DNP operates a beverages business through its subsidiary, Hokkaido Coca-Cola Bottling Co., Ltd. By taking advantage of the strengths of our Coca-Cola plant, we develop new products that are unique to Japan. We are working to strengthen our business base through such means as coordinating production and procurement with regional bottlers in Japan.

Special Characteristics of DNP's Structure

DNP as a Comprehensive Printing Company

Because we expanded into new business fields while keeping printing technologies at the core of our business, DNP has developed into a comprehensive printing company engaged in a broad variety of fields ranging from book and magazine publishing, commercial printing, business forms, packaging, building materials, opto-materials/industrial supplies and display components to electronic devices. By going a step further and combining printing technologies with information technologies, we are accelerating our expansion into new fields. Our comprehensive printing company format is a business model not seen elsewhere in the world, and this uniqueness is one of DNP's strengths.

DNP doesn't merely develop and offer products and services. Rather, we hold repeated dialogues with our customers in our capacity as a coordinator, and work to find solutions to a variety of problems. Because we dynamically link various functions including research and development, production, sales, planning and management, we can actively "create" orders that extend to auxiliary operations in addition to a main product or service.

DNP's Group Structure

As the head office of the DNP Group, Dai Nippon Printing Co., Ltd. (DNP) handles functions like planning, research and development, and sales, and also maintains close relations with the production and technical sections of the Group companies in order to support the Group's cohesive structure. The head office and Group companies concentrate on their respective roles in order to increase the efficiency and profitability of business operations.

■ DNP's Business Grows Through "Comprehensive Orders"


Work Flow at DNP
Toward the next project
Planning
Data processing
Design/ development
Products delivery/ service provision
Evaluation of results
Cross-media development
Text processing
DB construction and management
Server operation
Distribution management
Research
Promotion planning
Production of still and video images
Program development
Information security
Implementation/ operation of plans
Marketing
Product planning
Intellectual property management
System development
Customer information management
Customer service center
Alliances

■ A Group Structure That Enables Efficient Operation


Dai Nippon Printing Co., Ltd.
Planning
Research
Development
Sales
Group company
Group company
Group company
Group company
Group company
Group company
Group company
Group company

DNP at a Glance

DNP's main businesses consist of three segments: Information Communication, Lifestyle & Industrial Supplies and Electronics. Together, they contribute 95.3% of the group's net sales. The company also has the Beverages business segment, which generates 4.7% of net sales.

Information Communication

Net Sales
(¥ Billion)


800
600
400
200
0
640.7
662.5
668.8
05
06
07

Operating Income
(¥ Billion)


60
50
40
30
20
10
0
49.4
51.0
51.0
05
06
07

Books and Magazines

Books, magazines, comics [1] [2], dictionaries [3], CD-ROM [3], textbooks, graphic art collections, corporate histories, historical reviews and other published materials


1


2


3

Lifestyle & Industrial Supplies

Net Sales
(¥ Billion)


800
600
400
200
0
450.0
480.0
532.7
05
06
07

Operating Income
(¥ Billion)


60
50
40
30
20
10
0
36.0
37.6
36.3
05
06
07

Packaging

Printed packaging products and eco-friendly containers (for beverages [13], food [14] [15], household products [16], and cosmetics and pharmaceuticals, etc.), aseptic filling systems.
PET bottles and preformed bottles [17]


13


15


16

Electronics

Net Sales
(¥ Billion)


800
600
400
200
0
269.6
296.8
291.9
05
06
07

Operating Income
(¥ Billion)


60
50
40
30
20
10
0
39.7
37.8
14.9
05
06
07

Display Components

LCD color filters [26], back plates for plasma display panels [27], hologram screens [28], shadowmasks [29], projection TV screens [30], organic EL displays [31], and projector screens [32]




29


30


Net Sales
(%)
Information Communication 42.7%
Lifestyle and Industrial Supplies 34.0%
Electronics 18.6%
Beverages 4.7%
Operating Income
(%)
Information Communication 49.6%
Lifestyle and Industrial Supplies 35.3%
Electronics 14.5%
Beverages 0.6%

Commercial Printing

Catalogs [4], flyers, pamphlets, posters and calendars [5], point of purchase materials [6], and printed materials for advertising events, etc.







IPS/Business Forms

Smart cards [7], plastic cards, bankbooks and continuous ledger forms for computerized accounting (delivery slips, etc. [8]), IPS (information processing services) [9], direct mail stock and other securities certificates, gift certificates [10], checks, all kinds of tickets, digital pens [11], hologram products [12].

















Lifestyle Materials

Auto interior materials [18], decorative materials for stores, offices and homes (including coverings for walls, floors, furniture surfaces, modular bath interiors, and exteriors) [19], and functional films used in electronic appliances [20]







Opto-Materials/ Industrial Supplies

Optical film for displays [21], [22], transfer ribbons for color printers and fax machines [23], digital photo printers [24], electrodes for lithium ion rechargeable batteries, carrier films for electronic components [25]



















Electronic Devices

Photomasks [33], lead frames [34], system modules [35], package substrates [36], HDD suspension components [37], IC tags [38], MEMS [38], other chemically etched products















DNP Solutions Businesses

DNP offers flexible solutions to a variety of problems faced by corporate clients, based on the knowledge and skills that we have accumulated throughout our long corporate history. These problems include, "How can we make our daily operations more efficient?" "How should we compile data to help us develop a new market?" "How can we increase the effectiveness of our sales promotions?" "How should we guard access to corporate and personal information?"

Solutions by Operating Processes

Solutions for Sales Promotion

Product development support
Enhancement of sales methods
Marketing and research
Promotional strategy proposals
Production of sales promotion tools and improving operational efficiency
Presentation support tools
Management of customer data

Solutions for Production & Distribution

Boosting efficiency in receiving/placing orders for materials
Databasing of product information
Production line control systems
Delivery and distribution systems
Payment collection systems
Boosting the efficiency of manufacturing operations

Solutions for Administrative Management

Various types of operational support related to intellectual properties
Purchasing systems   ID issuing and management
Online accounting systems
Computerization of corporate information

Solutions for Public/IR Relations

Corporate communication support
Archiving of corporate information
IR solutions

Solutions for Training

Computerized training programs
Educational materials production support
Editing of curriculum information

Solutions by Segment

Information Communication

(Books & Magazines; Commercial Printing; IPS/Business Forms)

Not only does DNP process information using new types of media, we handle every step from planning and content creation through the delivery of finished products. We offer more effective, 21st-century information and marketing strategies that ease the burden on customers in a wide variety of industries and help deliver their messages to consumers with greater speed. In order to establish strong security systems for protecting personal data, we offer a large number of security solutions using smart cards.

Editorial support systems
Personalized DM/Catalogs
On-demand publishing
Cross-media solutions

Lifestyle & Industrial Supplies

(Packaging; Lifestyle Materials; Opto-materials/Industrial Supplies)

DNP has been finding new uses for printing technologies in the development of products that become an intimate part of modern daily life and are indispensable to the development of industry. Our reliable manufacturing technologies also serve as a base from which we develop a variety of solutions to make life more convenient and safe. In addition to environment-oriented solutions, these include product development, design, machinery design, system engineering and sales promotion.

Packaging design systems
Product tracing systems
Online systems for team package design editing
Aseptic container-filling systems
Lifestyle materials environmental impact assessment systems
Food and beverage-related market research

Electronics

(Displays; Electronic Devices)

Virtual plant solutions allow customers to use the world-class electronics processing technologies of DNP's manufacturing facilities as if they were inside the customer's own factory. Every process from ordering to delivery can be easily confirmed. We also provide turnkey business solutions that handle everything from semiconductor circuit design to the production of final, packaged products. In other words, we offer high value-added services that go far beyond manufacturing.

LSI design
Turnkey businesses
Virtual plant systems

Digital Solutions

Network/Data Base Solutions

DNP offers a variety of solutions by developing applications and networked systems.

Providing Functionality for Websites

Development and setup of all kinds of active server pages (ASP) services
Electronic form system development e-statement issuance
Measurement of Web functions
Recommendation systems
Account settlement functions, etc.

Frameworks for Content Sales

Distribution platforms
Protection from unauthorized content distribution
Issuance of content IDs
Copyright protection system, etc.

Database & Customer Relationship Management Solutions

Various kinds of CRM support (e.g. analysis of loyalty points)
Data mining
Marketing information mapping, etc.

Operation of DNP's Information Sites

Digital content sales
Map information services
Shopping sites for mobile phones
Incentive Marketing, etc.

Smart Card Solutions

DNP doesn't just manufacture cards. We also develop operating systems and applications, provide ASP services, and build smart card systems, etc.

Smart Card Introduction Support & Consulting

DNP chip migration program, etc.

Smart Card Issuance Service

Contact smart cards (Native OS MULTOS™ JavaCard™)
Contactless smart cards (Types A&B FeliCa*)
Hybrid cards Dual-interface cards, etc.

Smart Card Software Development and ASP Services

OS Native OS MULTOS™ JavaCard™
Authentication systems Desktop applications Drivers, etc.

Smart Card Peripheral Sales

Writing/reading devices Card issuance systems Gate systems, etc.

IC Tag Solutions

Because DNP manufactures books and food packages, we are in the best position to attach IC tags to individual products.

Applications Development

Product distribution management Tracing systems
Admissions systems (conferences, events, concerts, etc.)
Electronic notification when children leave school Electronic posters, etc.

IC Tag Peripheral Sales

Navigation carts IC tag reader/writers, etc.

Backup Systems

DNP has created powerful backup systems that allow us to offer a variety of solutions.

Security systems	Acquisition of certifications such as Privacy Mark, ISO, etc.; software development and hardware enhancement, etc. for IP rights protection and security
Internet data center	Data centers to support network services; hosting and housing support; can also be used to provide smart card data services
Database management	Analysis and processing of purchasing histories and response data, for use in sales promotions and planning customer strategies
Distribution platforms	Platforms for clients who run e-businesses or content distribution, etc., includes copyright protection, accounting, authentication functions

Agency Functions

DNP is ready to provide support and perform a variety of tasks on behalf of corporate clients in order to establish the best possible processes for their businesses.

Project management	Market research, project proposals, construction of frameworks for running campaigns, total support for all kinds of projects
Creative support	Production support for all kinds of information media, including printed materials, web sites (PCs and mobile phones), CD, DVD and animation
Fulfillment support	Back-end support through order centers, customer centers, logistics, payment collection, campaign office management, etc.

Major Events of the Fiscal Year Ended March 2007

April 2006

- DNP entered into a strategic alliance with German 3-D computer graphics (CG) software provider Realtime Technology AG (RTT AG) to produce 3-D CGs from CAD data. (See P. 63)

May 2006

- DNP opened the "IC Tag SCM Solution Test Center," a facility for experimenting with logistics management using IC tags. (See P. 63)
- DNP agreed to license its patent rights to the technology used in manufacturing DNP's build-up board "B²it™" to Samsung Electro-Mechanics Co. Ltd. (See P. 77)

June 2006

- Newsweek Japan ranked DNP No. 35 overall in the world, and No. 3 in Japan overall, in its 2006 rankings of the world's 500 top corporations. In terms of CSR, Newsweek ranked DNP No. 28 worldwide.
- The Society for Information Display granted its "2006 Display Component of the Year Gold Award" to DNP for the "Crystal Illusion Screen" transparent projection screen that DNP developed and is now marketing.

July 2006

- DNP established two new companies based on businesses that it took over from Konica Minolta Holdings, Inc. DNP ID Imaging Co., Ltd. offers ID photographs and DNP Photo Marketing Co., Ltd. engages in domestic sales of photo-related products. In addition, DNP agreed to acquire Konica Minolta's Odawara plant for manufacturing silver halide color photographic paper. (See P. 71)
- DNP increased its stake in the ownership of MobileBook.jp to 34.7%, becoming the lead shareholder and marking DNP's full-fledged entry into the electronic book production, distribution and licensing businesses. (See P. 64)
- DNP became the first Japanese printing company to join the United Nations Global Compact.

August 2006

- Mitsui and Co., Asatsu-DK Inc. and DNP jointly established Japan's first comprehensive retail media solutions company specializing in in-store advertising.
- DNP and Brion Technologies of the U.S. began joint development aimed at improving productivity and precision in the manufacture of cutting-edge photomasks. (See P. 77)
- Part of DNP's building materials sector and the building materials sales division and some regional offices of subsidiary Dai Nippon Shoji Corp. were spun off and combined to form a new company, DNP Lifestyle Materials Marketing Company, to handle the development, manufacturing and sales of building materials. (See P. 70)
- DNP was ranked third out of 252 companies studied in Nikkei Inc.'s survey of the best places to work.

September 2006

- The Japan Packaging Institute chose DNP to receive a technical packaging award as part of the 30th Annual Kinoshita Awards, in recognition of DNP's outstanding achievement in the research and development of packaging technology.
- The Japan Automatic Identification Systems Association awarded DNP the 8th Annual Automatic Identification Systems Award for DNP's fabric bolt management system using contactless IC tags for the identification of individual bolts of fabric used for clothing production.
- The Confederation of Danish Industries awarded DNP its Product of the Year 2006 award for DNP's Supernova Screen™ (sold under the name JETBLACK™ in Japan) projector screen that displays clear images even in a brightly lit room.

October 2006

- DNP established technology for mass producing 8th-generation color filters using inkjet-based technology, and began supplying Sharp Corp. with the filters at its Kameyama No. 2 Plant on an in-plant basis. (See P. 76)

- DNP and the Musée du Louvre jointly opened the Louvre-DNP Museum Lab to explore new ways of enjoying art. (See P. 95)

- DNP opened P&I Solutions Base as the headquarters of its solutions-based business, in the new DNP Gotanda Building in Tokyo's Shinagawa Ward. (See P. 23)

- DNP announced the addition of a cutting-edge production line to its Kyoto Plant to handle the mass production of the most advanced 45nm photomasks, with startup scheduled for January 2008. (See P. 77)

November 2006

- DNP established a new company, Dentsu Retail Marketing Inc., to provide marketing support services including help with negotiations between manufacturers and retailers, in-store sales promotions, and merchandise control.

- DNP showed its seriousness about participating in the research, development and commercialization of large-scale lithium-ion batteries by increasing its stake in Ellie Power Co., Ltd. through a third-party allocation of shares.

- DNP teamed up with RSA Security in a single-use password business and began such operations as selling authentication server ASP services and small devices.

- DNP has been repurchasing its own shares since February 2003. Between November 2006 and January 2007, we purchased 10 million shares for 18.26 billion yen.

- On November 21, 2006, DNP retired 10 million shares at a cost of 16.5 billion yen.

December 2006

- DNP tied up with special effects and CG studio Digital Domain, Inc. of California, and began a business producing Hollywood film-quality 3-D computer graphics imagery based on Computer Aided Design (CAD) data. (See P. 63)

January 2007

- In order to strengthen its supply system in the Asian region where demand is surging, DNP announced the construction of a new cutting-edge photomask plant in Taiwan, primarily for 65nm products, with startup planned for May 2008. (See P. 77)

- DNP received a letter of thanks from the UN High Commissioner for Refugees (UNHCR) for donating a portion of revenues from pretend shops that DNP opened at the "DNP Family Festa in KANSAI" and the "8th Annual DNP Group Field Day" to UNHCR.

- DNP was ranked No. 6 out of 272 companies in Nikkan Kogyo Shimbun's third annual survey of "Corporate Power Rankings."

- DNP's "Trailcatch" distribution history management system received the 2006 Nikkei Superior Products and Services Award for Excellence and the Nikkei Business Daily Award.

March 2007

- DNP received Intel's "Preferred Quality Supplier" Award, which is presented to companies that make major contributions by providing products and/or services to Intel Corp.

- Our Board of Directors decided to repurchase up to 25 million DNP shares at a cost of up to 54.0 billion yen through the Tokyo Stock Exchange between March 23 and July 31 2007.
  Based on this decision, we repurchased 658,000 shares on March 23, at a cost of 1,214 million yen.

- DNP won Nikkan Kogyo Shimbun's fourth annual "Monozukuri Components Award" in the electronic components category for developing a printed circuit board with integrated passive components.

Code of Conduct/DNP Group Guidelines for Conduct

Code of Conduct

1. Engage in *taiwa with all kinds of people**

Through *taiwa*, we uncover the hopes and dreams of our customers and corporate clients, and even find problems that we hadn't been aware of ourselves. We will expand taiwa with people in various DNP divisions concerning problems that we are aware of, and find solutions to those problems.

2. "Be independent, collaborate" in order to solve problems

Acquiring specialized knowledge and skills and being independent enables us to notice problems and issues that surface here and there within taiwa. Based on these discoveries, we collaborate to propose solutions that can satisfy our customers, while remaining aware of each other's roles and values.

3. Be quick to take on challenges, even in the face of difficulties

As professionals, we are aware that the more difficult a problem is, the more is expected of us. We approach difficult problems proactively, with a spirit of challenge, and use difficulties as opportunities to polish our professional skills.

4. Always act with integrity, fairness, and impartiality

Of course we must obey laws and social codes. In the same way, we must treat others with consideration, speak honestly, and act with integrity. This kind of conduct will generate sympathy and trust from society, and will increase the value that we provide to society.

5. Take responsibility for our own decisions and actions

Each of us must take responsibility for our own decisions and actions. Not only will this increase our coworkers' trust in us, but it will allow us to objectively and appropriately evaluate the processes by which we implemented our work, and will help us to make great strides at our next opportunity.

* *Taiwa* is a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas.

DNP Group Guidelines for Conduct

We have established the following guidelines for conduct that underly all of the activities through which we realize DNP's management principles. The guidelines are to be observed by all DNP Group employees.

1. Contribute to the development of society
2. Observe laws and social ethics
3. Respect human dignity and diversity
4. Protect the environment and realize a recycling-oriented society
5. Realize a universally accessible society
6. Disclose information appropriately
7. Ensure the security of information
8. Ensure the safety and quality of products and services
9. Create safe and vibrant workplaces
10. Contribute to society as a corporate citizen





Corporate Governance

Fundamental Philosophy

DNP has established a management concept of contributing to the emergently evolving society of the 21st century, and recognizes that fulfilling its corporate responsibilities to society as a corporation and being trusted by its shareholders, customers, consumers, employees and other stakeholders is critical to improving the competitiveness of the company. Toward this end, we regard corporate governance, including an internal control system, as a top management priority. We have strived to establish and manage an organizational structure that allows for precise managerial decision-making, prompt and appropriate execution based on the decisions made, and proper supervision and surveillance; strengthen education and training to improve each employee's awareness of compliance issues; and enhance our overall corporate governance.

Progress on Corporate Governance Measures

1. The organizational structure for managerial decision-making, execution, supervision and other aspects of the corporate governance structure

(1) Organizational details

DNP's organization is designed to allow the Directors with specialized expertise and experience in a wide range of business fields to participate in management decisions, to take responsibility and authority as they execute their work, and to supervise the work of other Directors. Also, so as to promptly make precise management decisions, smoothly act based on the decisions, and further strengthen proper supervisory functions, corporate officers named by the Board of Directors execute the decisions made by the Board of Directors, and have the responsibility and authority to decide upon and carry out those matters delegated by the Board. Working in close communication with the Directors and in close proximity to the workplace, their function is to ensure that the views of those on the front lines are reflected in management.

At the general shareholders' meeting held June 28, 2007, DNP revised the term of office for the Directors from two years to one year, in order to have more flexibility to construct a management system best suited to responding to the business environment, and in order to further clarify management responsibility for each fiscal year. Also, in order to strengthen our corporate governance and management systems, we revised our management structure to have the Board of Directors appoint four representative directors, consisting of one President and three Executive Vice Presidents.

The Board of Directors consists of 28 directors, including one outside director. In principle, the Board meets once a month. Based on the Company's Board of Directors Regulations, the Directors ensure that operations are appropriately run and mutually supervise day-to-day operations. The Directors and corporate officers hold executive committee meetings once a month to exchange information that is helpful for efficient decision-making.

DNP has in place a Board of Statutory Auditors that consists of five statutory auditors, including three outside statutory auditors. In accordance with auditors' prescribed audit criteria and responsibilities, the statutory auditors conduct audits of the Directors' management of day-to-day operations and, as necessary, seek information from the Directors and employees regarding business operations.

(2) Internal controls and auditing

In order to maintain a structure that allows for precise management decision-making, appropriate and prompt execution of business, and inspection and monitoring of these functions, the Corporate Ethics Committee, as the body in charge of internal control, inspects and guides DNP's executive departments according to the DNP Group's Basic Compliance Management Regulations.

The Auditing Department ensures the propriety of operations by conducting accounting and operational audits based on internal audit regulations and providing progress reports to the statutory auditors.

The statutory auditors hold regular meetings of the Board of Statutory Auditors, work with other statutory auditors to perform their audit duties, and closely cooperate with the accounting auditors by receiving from them an explanation of the audit plan at the start of the fiscal year, assessing audit operations during the fiscal year as appropriate, and receiving a report of audit results at the end of the fiscal year.

The names of the certified public accountants who performed the accounting audits, the audit firm they are employed by, and their assistants in the audit work are as follows:

- **Certified public accountants who performed the accounting audits**
  (Continuous audit years)
  Senior partner, managing partner
  Atsushi Sasayama (5 years),
  Kiyohisa Horie (2 years)
  Managing partner
  Koichiro Kita (2 years)

- **Audit firm**
  Meiji Audit Corporation

- **Number of accounting audit assistants**
  7 certified public accountants, 8 junior accountants, 1 other

(3) Development of a risk management structure

To manage risks related to compliance, the environment, disasters, product safety, information security and export management, the Corporate Ethics Committee, other special committees, and other head office divisions develop rules and conduct training as part of risk-related preemptive efforts, and respond promptly to avert or minimize losses to the DNP Group. Certain organizational units and directors are promptly established and appointed for responding to risks that have newly developed.

(4) Progress on other corporate governance measures

Through the DNP Group Corporate Pledge (established in 1992, revised in 2002), the DNP Group Employee Code of Conduct (established in 1993, revised in 1998) and the DNP Group Guidelines for Conduct (established in 2007), DNP has set down codes of conduct and specific guidelines for conduct for employees to follow, so as to contribute to the prosperity and solid development of society, promote fair and appropriate corporate activity, protect the environment, contribute to society, and establish a free and lively corporate culture. Among the stipulations is that DNP, as an emergently evolving company, fulfill its corporate responsibilities to society as a corporation, respect its shareholders, customers, consumers, employees and other stakeholders, and act in a way that earns trust. The DNP Group CSR Report details not only the DNP Group's business activities but also efforts to address social issues and protect the environment, and aims to enhance understanding and deepen confidence and trust through communication with various stakeholders.

In order to establish a system for ensuring the reliability of financial reports and the timely and appropriate disclosure of corporate information, DNP established an Information Disclosure Committee in May 2006. In October of that year, we adopted Information Disclosure Regulations in order to clarify the committee's role. We will continue to work on the appropriate disclosure of corporate information in order to help win the trust and proper appreciation of the DNP Group by its shareholders, investors, customers,

A diagram of the corporate governance structure is shown below.


General Meeting of Shareholders
Board of Directors
Audit
Audit
Representative Director
Reporting
Corporate Ethics Committee
Open Door Room
Reporting
Director in charge
Information Disclosure Committee
Audit
Audit
Product Safety Committee
Corporate officers
Accounting Auditors
Operating units
Head office
Oversight of internal controls
Information Security Committee
Board of Statutory Auditors
Environmental Committee
Business divisions
Auditing Department
Reporting
Complaint Handling Committee
Central Disaster Prevention Council
Group companies
Audit
Guidance
Training
Legal and other main divisions
Audit
Guidance
Training
Assistance
Corporate Social Responsibility Committee
Audit unit
Audit
(Autonomous implementation, inspection, review, improvement)
Guidance
Training
Coordination

(5) Compensation paid to directors and auditors

The details of compensation DNP paid to directors and statutory auditors are as follows:

	Compensation based on articles of incorporation and resolutions at general meeting of shareholders		Bonuses based on profit		Directors' retirement benefits based on resolutions at general meeting of shareholders	
	persons	¥ million	persons	¥ million	persons	¥ million
Directors	26	669	26	265	—	—
(Of which, outside directors)	(1)	(21)	(1)	(0)	(—)	(—)
Auditors	5	104	—	—	—	—
Total	31	773	26	265	—	—

Notes: 1. Figures less than ¥1 million have been rounded down.
2. In addition to the above, bonuses of ¥22 million were paid to employee directors.
3. There were 26 directors and five auditors as of the end of the fiscal year.

(6) Compensation paid to Meiji Audit Corporation (accounting auditor)

The details of compensation DNP paid to Meiji Audit Corporation are as follows:

(¥ Million)

Compensation for services in accordance with Article 2-1 of the Certified Public Accountants Law (Law No. 103, 1948)	70
Compensation for other services	—
Total	70

Note: Figures less than ¥1 million have been rounded down.

As of the end of the general shareholders' meeting held June 28, 2007, DNP abolished the practice of giving retirement bonuses to members of the Board and to auditors. In order to introduce a compensation system that is linked to DNP's medium- to long-term growth and to its share price, the Board decided to allot a portion of each full-time director's monthly compensation, as of July 2006, to the monthly purchase of DNP shares through the DNP Directors' Shareholding Association.

consumers and other stakeholders.

2. Interests between DNP and its outside director and outside statutory auditors

Neither the outside director nor the outside statutory auditors have personal, financial or business relationships or other interests with DNP.

3. Measures for enhancing DNP's corporate governance

In accordance with a resolution by the Board of Directors at a May 10, 2006 meeting, DNP has established arrangements for ensuring the propriety of operations, encompassing the following aspects:

Arrangements for ensuring that the execution of operations by the Directors and employees complies with the laws and the Articles of Incorporation

1) The DNP Group has established guidelines for conduct for all employees (including the Directors) and conducts training to familiarize employees with it.
2) Directors with day-to-day business responsibilities preempt acts in violation of laws or the Articles of Incorporation by supervising the conduct of the heads of the various operating units, including corporate officers.
3) To establish and manage arrangements for ensuring the propriety of operations in the DNP Group, the Group has established Basic Compliance Management Regulations, revised the duties of the Corporate Ethics Committee, which consists of the Directors in charge of head office divisions, and made the committee responsible for overseeing the Group's internal controls based on the rules and regulations.
4) Under the oversight of the Corporate Ethics Committee, including an Environmental Committee, Product Safety Committee, Information Security Committee, Complaint Handling Committee, Central Disaster Prevention Council, and each head office division in charge of specific laws and regulations, conduct reviews, provide guidance, and offer training for operating units and Group companies in their areas of responsibility.
5) DNP has newly established an Information Disclosure Committee for developing arrangements for ensuring the reliability of the Company's financial reports and for the timely disclosure of appropriate company information. Under the oversight of the Corporate Ethics Committee, it is responsible for properly disclosing information on DNP and consolidated Group companies in a timely manner.
6) As for internal audit, the Auditing Department, which is independent of the operating units, conducts internal audits, provides guidance, and offers training to the operating units and Group companies regarding the establishment and management of arrangements for ensuring the propriety of operations.
7) The heads of the operating units autonomously determine, implement, inspect, review and improve the required arrangements and procedures for their divisions, based on the DNP Group's Basic Compliance Management Regulations of the DNP Group and in light of the specific operations of each division.
8) The Open Door Room, a gateway for internal notifications within the DNP Group established within the Corporate Ethics Committee, receives and responds to reports from Group employees concerning legal violations.

Rules and other arrangements for managing the dangers of losses

To manage risks related to compliance, the environment, disasters, product safety, information security and export management, the Corporate Ethics Committee, other special committees and other head office divisions develop rules and conduct training as risk-related preemptive efforts, and respond promptly to avert or minimize losses to the DNP Group. Certain organizational units and directors are promptly established and appointed for responding to risks that have newly developed.

Arrangements for ensuring that the execution of operations by directors is efficient

1) The Board of Directors meets once a month and at other times as needed. Executive committee meetings are held once a month for efficient decision-making and the sharing of management information.
2) Those responsible for carrying out operations based on decisions by the Board of Directors do so within their authority and in accordance with organizational regulations, position authority rules, collective decision-making rules, and other internal rules.

Arrangements concerning the maintenance and management of information relating to directors' execution of operations

Information on the Directors' execution of operations is registered or recorded in the form of minutes of Board of Directors meetings, minutes of various committee meetings, approval documents (ringi) and other documentation, or electronic documentation. This information registered or recorded as paper or electronic documents is appropriately and safely retained and stored in easily searchable condition for at least 10 years, in accordance with basic regulations on information security, document management standards, and electronic record-keeping standards.

Arrangements for ensuring proper business operations

1) To ensure the propriety of its operations, the DNP Group has established guidelines for conduct for all employees (including the Directors), and conducts training to familiarize employees with it. The Group has also established Basic Compliance Management Regulations concerning the establishment and management of arrangements for ensuring the propriety of operations, and based on them, Group companies implement the regulations.
2) The Group companies autonomously determine, implement, inspect, review, and improve the required arrangements and procedures for their divisions, based on the policies written in 1) above and in light of the details and scale of their businesses.
3) The Auditing Department, the Corporate Ethics Committee, the other special committees, and other head office divisions audit or review, provide guidance, and offer training on the progress made as specified in 1) and 2) above.

Arrangements for ensuring effective audits by the statutory auditors

1) The Audit unit with a dedicated staff assists statutory auditors with their work. The Audit unit staff performs operations under the direction of the statutory auditors.
2) The Auditing Department and the Corporate Ethics Committee regularly report to the statutory auditors on the establishment and management of arrangements for ensuring the propriety of audits and operations.
3) The Representative Director regularly exchanges views with the Board of Statutory Auditors.

4. Summary of limitation of liability contract

DNP and its outside director and outside auditors concluded an agreement that limits directors' and auditors' liability for damages within the parameters set forth in Article 423, Paragraph 1 of Japan's Corporate Law, so long as they execute their duties in good faith and without serious negligence.

5. Number of directors

DNP's articles of incorporation specify that the number of regular members on the Board of Directors shall be no more than 28.

Board of Directors, Statutory Auditors and Corporate Officers

(as of June 28, 2007)

President
Yoshitoshi Kitajima

Executive Vice Presidents
Koichi Takanami
Satoshi Saruwatari
Masayoshi Yamada

Senior Managing Directors
Mitsuhiko Hakii
Osamu Tsuchida
Teruomi Yoshino
Yoshinari Kitajima

Managing Directors
Hiromitsu Ikeda
Toshio Kawada
Kazumasa Hiroki
Yujiro Kuroda
Tatsuya Nishimura
Masahiko Wada
Tetsuji Morino
Takashi Toida
Shigeru Kashiwabara
Kunikazu Akishige
Kenji Noguchi
Yoshiaki Nagano
Motoharu Kitajima

Directors
Tatsuo Komaki
Taketsugu Yabuki
Takao Shimizu
Akira Yokomizo
Yoshiki Nozaka
Masaki Tsukada
Tadao Tsukada *

Standing Statutory Auditors
Minoru Yoneda
Noriaki Nakamura
Kiyoshi Yuzawa *

Statutory Auditors
Yasuchika Negoro *
Kuniaki Nomura *

*Outside director or auditors

Corporate Officers
Junjiro Inoue
Akira Oguri
Tatsuro Kitayuguchi
Koichi Hashimoto
Masanori Akada
Fujio Yamazaki
Takashi Saito
Shigemi Furuya
Katsuhisa Fudouta
Yoshio Nishida
Jun-ichi Tsuchiya
Kensuke Nakamura
Tokuji Kanda
Yoji Yamakawa
Takashi Wada
Sakae Hikita
Ryuji Minemura



Satoshi Saruwatari   Yoshitoshi Kitajima   Koichi Takanami   Masayoshi Yamada

Investor Information

(as of March 31, 2007)

Dai Nippon Printing Co., Ltd.

Head Office:
1-1, Ichigaya-Kagacho 1-chome, Shinjuku-ku,
Tokyo 162-8001, Japan

Established:
1876

Number of Employees (consolidated):
37,740

Paid-in Capital:
¥114,464 million

Number of Common Stocks:

Authorized	1,490,000,000 shares
Issued	730,480,693 shares

Number of Shareholders: (more than 1,000 shares)
22,998

Stock Exchange Listings:
Tokyo, Osaka

Major Shareholders:	Shares (thousands)	Percentage (%)
The Master Trust Bank of Japan, Ltd. (Trust A/C)	46,044	6.30%
The Dai-ichi Mutual Life Insurance Co.	34,646	4.74%
Japan Trustee Services Bank, Ltd. (Trust A/C)	23,444	3.21%
UBS AG London-IPB Segregated Client Account	23,179	3.17%
State Street Bank and Trust Company 505103	21,050	2.88%
NATS CUMCO	19,644	2.69%
Mizuho Corporate Bank, Ltd.	15,242	2.09%
Nippon Life Insurance Co.	14,349	1.96%
Mizuho Bank, Ltd.	12,471	1.71%
Employees' Shareholding Association	9,934	1.36%

Other than above, DNP holds 35,563,002 of its own shares.
While the registered owner of these shares is Dai Nippon Printing Co., Ltd., 1,000 of the shares are in effect not owned by the company.

Administrator of Shareholder Register:
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku,
Tokyo 103-8670, Japan
Tel: +813-5213-5213

Annual Meeting of Shareholders:
The annual meeting of shareholders of DNP is normally held in June each year in Tokyo, Japan

Investor Relations:
Dai Nippon Printing Co., Ltd.
Press and Public Relations
1-1, Ichigaya Kagacho 1-chome, Shinjuku-ku,
Tokyo 162-8001, Japan
Tel: +813-5225-8220
Fax: +813-5225-8239
E-mail: info@mail.dnp.co.jp

Web Site Address:
http://www.dnp.co.jp/

Share Price Evolution (Tokyo Stock Exchange)

(between April 1, 2005 and March 31, 2007)


DNP Stock Price (yen)
Increase (%)*
DNP
Nikkei Average
TOPIX
2,500
2,000
1,500
60
50
40
30
20
10
0
-10
-20
05
06
07
*Index 100 = March 31, 2004

Voting Rights

(as of March 31, 2007)

Type	Number of Stocks (stocks)		Number of Voting Rights (rights)
Stocks with no voting rights		—	—
Stocks with limited voting rights (treasury stocks, etc.)		—	—
Stocks with limited voting rights (other)		—	—
Stocks with voting rights (treasury stocks, etc.)	Common stocks	36,997,000	—
Stocks with voting rights (other)	Common stocks	690,543,000	690,543
Stocks with less than trading units	Common stocks	2,940,693	—
Outstanding shares		730,480,693	—
Total voting rights of stockholders		—	690,543

Treasury Stocks

(as of March 31, 2007)

Holder	No. of Stocks Held	Percentage of Holding to No. of Outstanding Shares
Dai Nippon Printing Co., Ltd.	35,562,000	4.87
Kyoiku Shuppan Co., Ltd.	1,435,000	0.20
Total	36,997,000	5.06



SEGMENT INFORMATION

CONTENTS

INFORMATION COMMUNICATION

Financial Results

Financial Highlights

(¥ billion, %)

	2007.3	2006.3	2005.3
Net sales	¥668.8	¥662.5	¥640.7
Operating income	51.0	51.0	49.4
Operating income margin	7.6%	7.7%	7.7%


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Business Environment

In the fiscal year through March 2007, demand for printing, as measured by Japanese domestic publishing sales, declined 2.8% year on year, resuming a downward trend that had been interrupted two years ago. In commercial printing, sales by advertising companies increased by 1.6%, continuing the previous year's rise, but the growth was weak owing to a string of months in the second half in which sales declined year on year. Factors that squeezed profits — such as increasing material costs and a downward pressure on unit prices from intensified competition — were more prominent than ever, and made the industry environment even more challenging.

Summary of Financial Results

In books and magazines, sales of free newspapers and magazines increased, but the publishing market remained weak and sales of magazines of weak genres declined. In commercial printing, net sales increased by about 5%, with orders for flyers, pamphlets and premium products growing as companies waged vigorous sales promotion campaigns. In the business forms sector, revenue growth was strong for information processing services (IPS), which covers everything from data input to the printing and shipment of personal mail, and sales of smart cards, mainly to banks, increased substantially. As a result, net sales from Information Communication grew by 6.4 billion yen, or 1.0%, to 668.8 billion yen.

Despite aggressive cost-cutting measures, operating income was heavily affected by higher material costs and lower unit prices and declined by 58 million yen, or 0.1%, from the year before to 51.0 billion yen. The segment's operating income margin was 7.6%, down 0.1 percentage point from the previous year.

Information Communication contributed 43% of DNP's total net sales and 50% of its operating income.

Books and Magazines

The monetary value of publishing sales from January to December 2006 declined again in Japan, by 2.0% from the previous year to 2,152.5 billion yen. Book sales rose for the first time in two years, by 1.4% to 932.6 billion yen, thanks to titles that sold a million or more copies and new educational books, but magazine sales declined by 4.4% in value terms to 1.22 trillion yen and by 6.1% in volume terms owing to a decline in the number of new magazines. Sales of free newspapers and magazines increased solidly, with contributions from an increase in the number of publications.

From April 2006 to March 2007, 179 new magazines were launched in Japan, a decline of 19 from the same period a year earlier. DNP received orders to print 30% of these, or 54, an increase of seven over the previous year. On the other hand, 170 magazines, or 53 fewer than the previous year, discontinued publication during the year. DNP had been printing 35 of these, or 21%.

Although stepped-up marketing efforts resulted in new business for the publication of new magazines, net sales of books and magazines declined 3% from the previous year because of the weak market. At the operating income level, cost reductions through an increased proportion of in-house printing and lower distribution costs were insufficient to offset a decline in sales volume.

Commercial Printing

Advertising-related sales in the fiscal year through March 2007 increased for the third straight year, by 1.6% from the previous year. Corporate spending on advertising was strong in the first half of the year, thanks to the Turin Winter Olympic Games and the soccer World Cup, but declined in the second half owing to a slowdown in corporate earnings growth. Spending on advertising in the four major types of media — TV, radio, newspapers and magazines — declined, but online advertising spending rose again by a solid 29%.

Net sales in the commercial printing sector increased 5% from the previous year thanks to growth in orders for flyers, pamphlets and premium products and despite a slight decline in orders for catalogs.

However, competition was intense and the business environment was even harsher than before. In our effort to secure profits, the cost-cutting measures we implemented included a reduction in lead times, improvements in yield, a strengthening of our cooperative framework by offering technical guidance and consulting to outsourcing providers, and inventory reductions in order to cut outside warehousing fees.

Business Forms

Sales of ledgers increased thanks to life and non-life insurance companies' changes to documents explaining important matters, some non-life insurance companies' apologies to policyholders, and a wholesale uptake through a printing management company structure. In the IPS business, price competition heated up, but orders increased for the issuing of bills and other forms and also as a result of proposals to customers to handle a package of related back-office operations. Thanks to good growth in IPS and smart card sales as a result of these efforts, overall net sales in the Business Forms area increased 9% year on year.

Major applications for which we have developed IPS include billing statements for mobile phones, credit cards, transport services, non-life insurance certificates and application forms, bank and securities company customer statements and documents, direct mail for correspondence courses, and ticket issuance. DNP has tried to differentiate itself with a traceability system for each piece of mail, using a 2-dimensional code.

We have a roughly 40% share of the Japanese smart card market. We became the number one player in the industry by developing the MULTOS™ operating system and various types of application software. We have more than a 90% share of the market for smart cards for banks thanks to our vein-based biometric technology, a 60% share of the market for financial institutions' smart credit cards, a 40% share of the market for mobile phone SIM cards, a 50% share of the market for electronic toll collection smart cards, a 15% share of the market for railway smart cards, and a 40% share of the market for IC-embedded employee/member ID cards.


MIZUHO
Mizuho Mileage Club
吾輩は猫である

Business Strategies

Due to the advance of the emergently evolving society, there is constant change in all types of social infrastructure, including telecommunications networks, financial and distribution mechanisms, educational systems, and everyday culture related to food, clothing and shelter. These changes give businesses and consumers a lot to think about: "What kind of business should we develop?" "What do I need to do now?"
By being among the first to foresee such changes, making use of DNP's corporate strengths, proposing hypotheses and coming up with solutions, and by getting involved in creating the emerging new infrastructure, we gain many business opportunities that allow us to expand our business.

P&I Solutions

We will combine the Printing Technology that DNP has cultivated since our founding with the Information Technology that we have been accumulating since the 1970s and offer our corporate customers and consumers unique solutions related to information communication. We view information distribution as a whole as our business field, and we develop business solutions that are useful in an emergently evolving society.

Growing to Accommodate Diverse Communication Formats

Today's consumer uses a combination of various information media, including the Internet (via personal computer and mobile phone) and digital broadcasting, in addition to printed media. Along with this broadening of communication formats, we will develop technologies that best suit each type of information media and provide unique DNP solutions that combine multiple media in order to solve the problems of consumers and corporate clients.

Outsourcing of Customers' Overall Communication Activities

Based on the technologies and expertise that we cultivated through our printing business with regard to processing massive amounts of information, including knowledge and skills connected with maintaining the tight security required for handling important information, we are actively encouraging customers to outsource services from us for their communication activities, such as surveys, analysis, consulting, planning and production of contents, on demand and other types of printing, distribution, network delivery, and operation of customer support centers.

Major Policies

Expanding our Business through P&I Solutions

We have evolved beyond the production that used to be our main business, and are continuing to expand our solutions-based business, which means we combine our core technologies — printing and information — and offer original solutions that only DNP can provide to solve customers' problems.

In the Information Communication segment, we come up with a variety of proposals for increasing the added value of products, including plans, designs and marketing strategies. In response to the corporate demand for direct marketing, we handle every phase of the business from the matching of personal information with sales promotional information to digital printing and distribution. We are also coordinating our account settlement solutions business such as smart cards and electronic forms with other DNP products and services like IC tags (RF ID), on-demand printing, and personal DM, so as to increase our ability to provide comprehensive solutions to customers' problems. At the same time, we aim to actively offer solutions that will spawn new ways for our customers to do business.

Keeping our eyes on how the business environment is changing as information media diversify, we are developing businesses related to digital content like electronic book and music distribution. We aim to expand revenues by increasing the proportion of our business that comes from providing solutions which take advantage of changes before the competition does.

Expanding Solutions Business by Strengthening Ties between Business Divisions

We will use the new bases that we completed in 2006, such as the DNP Gotanda Building (in Tokyo's Shinagawa Ward) and the DNP Kamiya Solutions Center (in Tokyo's Kita Ward) to strengthen ties with other business divisions. In addition to specific solutions for specific customers or industries, we will prepare the ground to be able to solve problems that cross industry lines.

At our Gotanda Building, we opened space for diverse types of presentations based on the idea of a "building-wide showroom." We also gathered various divisions such as sales, planning, production and R&D in order to boost operational efficiency. We will use the facility as a place for coming up with new ideas, including reducing our customers' problems and devising solutions for them. We will also collaborate with various other companies.

We began operating our Kamiya Solutions Center as a "manufacturing base" where we realize new business models that are most appropriate for our client customers.

Gearing up to Promote Our Outsourcing Supply Business

In the future, we will focus on businesses that entail gaining a deep understanding of our clients' business processes, improving those processes, and actively taking on outsourced work on behalf of our customers.

To date, we have actively engaged in back-office support activities like data input/output, data center operation, and provision of secretarial functions in our settlement-related solutions field. In the future, we will expand our field of business to front-office operations like proposing sales promotion plans for customers and supporting their customer relationship management (CRM) through a combination of services like data processing and on-demand functions using digital printers.

We will also strengthen our outsourcing business by forming alliances or M&As as necessary, in order to speed up the establishment of new businesses or gain new technologies or expertise, etc.

Developing New Markets through Global Expansion

In addition to developing the Asian market through the local subsidiary that we set up in Shanghai in 2005, we intend to strengthen our response to demand for overseas printing. For example, we will use our network to develop the global network that we call GMM (Global Metamedia), which sends data ready to be printed to printing companies all over the world in order to produce in the optimal location.

INFORMATION COMMUNICATION

Topics

Promoting smart cards and developing new uses in order to expand business

Since DNP got involved in smart cards in 1981, we helped add a great deal of value to business and personal lifestyles by developing operating systems for multi-purpose smart cards and application software, and by developing and manufacturing smart cards. DNP currently holds roughly 40% of the domestic market for smart cards. We manufacture and issue more than 90% of the smart cash cards offered by Japanese banks, including megabanks. We also control about 50% of the market for contactless smartcards, which are increasingly in demand for such applications as employee IDs, transportation passes, and electronic money. In the future, we expect that contactless smartcards will be used in even wider applications such as public facilities and amusement parks.

As demand increases for new types of cards, such as smart cards that combine contact with contactless functions, we intend to continue to lead the smart card market and expand our business more than ever.

Development of smart cash cards compatible with two forms of biometric authentication

In May 2006, DNP became the first company in Japan to develop smart cash cards that use two forms of biometric authentication: finger and palm veins. Consumers had been asking for a single smart card that could be used with automatic teller machines (ATMs) operated by multiple financial institutions, whether they use finger or palm vein authentication. DNP developed the new cards after the Japanese Bankers Association (JBA) revised its IC Cash Card specifications in March 2006 to allow the use of multiple biometric authentication methods on a single card. The new card is available in a dual interface format that carries both contact and contactless functions on a single chip, as well as in MULTOS™ and JavaCard™ formats. Several financial institutions have already decided to introduce the card, and DNP plans to expand marketing activities to financial institutions throughout Japan, aiming for 5 billion yen in sales within three years.

Improving ATM security through second-generation encryption keys

When a customer uses an ATM, data exchanged between the smart cash card and the ATM's internal security card is encrypted and verified using an encryption key. In order to improve security, encryption keys have been modified from the first-generation 1024-bit type to an 1152-bit second generation. This makes it important for the security card to be able to do faster arithmetic processing.

To meet this need, in June 2006 DNP began selling security cards that have a second-generation encryption key and can do faster arithmetic processing. In addition, we made templates that make it easy to issue security cards and smart cash cards with second-generation encryption keys, and we began offering "second-generation key packs" with card-issuing software that can be used by multiple financial institutions. DNP currently supplies some 200 financial institutions with smart cash cards, and supplies almost all Japanese ATM manufacturers with security cards. As of June 2006, we had already received orders for second-generation key packs from about 80 financial institutions. By making the most of our existing market share and our strength in software development, we aim to achieve 40 billion yen in related sales within five years.

Development of low-cost FeliCa® compatible dual interface card


DNP
DNP Dual Interf

Sample of FeliCa® compatible dual interface card, native version

In July 2006, DNP developed a low-cost, FeliCa® compatible dual interface card that provides access to multiple services using a single card. The new product is a native OS card, meaning that it comes preloaded with application software. DNP was able to produce the cards economically by including only basic functions necessary for contact-type smart credit cards and/or smart cash cards. Additional functions, such as contactless electronic money or point service applications, can be added as needed. For example, it is possible to use a smart cash card in an ATM to charge electronic money against a bank account. DNP has begun marketing the card to financial institutions, aiming for approximately 8.0 billion yen in sales in the next three years.

Creating a new market by developing 50-yen contactless smart cards

In March 2007, DNP developed a low-cost, contactless smart card that meets the (ISO) IEC14443 Type A international standard. By limiting the card's memory (48 bytes rewritable memory, separate, non-rewritable IDs 7 bytes) and by making the card out of paper or polyethylene terephthalate (PET), DNP succeeded in producing the cards more cheaply than ever before, at a cost of only 50 yen per card for a set of 100,000 paper cards. By promoting the cards for such uses as train or bus tickets, patient information cards, merchandise coupons, or employee IDs, DNP aims for 5 billion yen in sales within three years.


DNP
Paper Type

Low-cost, contactless smart card that meets ISO/IEC14443 Type A standard

Leading the booming IC tag market as growth in full-scale usage accelerates

Huge growth is expected in the IC tag market. DNP has been establishing standards for various types of use, creating IC tag-friendly environments, and developing applications to promote the expansion of its tag solutions vending business. By working closely with client firms and participating as a partner in experimental projects, DNP aims to not only revolutionize product distribution but also to offer solutions that help make life safer and more convenient for consumers.

Development of active IC tag-based traceability systems for perishable foods

DNP has developed a traceability system using active IC tags equipped with temperature and location sensors and a mobile telephone module.

Due to growing concerns about the safety of food, particularly regarding frozen and perishable foods, there is a need to appropriately manage product temperatures during the distribution process in order to avoid deterioration in quality. DNP's system makes it possible to access a mobile phone module implanted in the IC tag attached to a carton of merchandise in order to get temperature and location information and to confirm delivery. Accessing this information makes it possible to respond quickly to changes in temperature and to accurately predict delivery time. DNP's distribution history management system, "Trailcatch," received the 2006 Nikkei Superior Products and Services Award for Excellence and the Nikkei Business Daily Award. In the future, we plan to develop sensors that can measure conditions like humidity, illumination, pressure and speed, and step up our marketing efforts.



Trailcatch

Expansion of facility for displaying, demonstrating and testing IC tag-related products

DNP IC Tag R&D Laboratories in Tokyo and Osaka were established to help client companies understand the basic functions of IC tags and explore possibilities for adopting a system from both the hardware and service angles. In October 2006, we updated the Tokyo facility and, in addition to exhibition and discussion space, established an area where clients can actually try attaching IC tags to their own products and carry out various tests to see what kind of a system would be most suited to their particular logistics environment.

In May 2006, we opened another facility for experimenting with IC tag-based distribution management, the IC Tag SCM Solution Center. In some usage environments, obstacles may arise that prevent the accurate reading of IC tag information. The goal of this new facility is to minimize the ill effects of such obstacles and support the smooth introduction of IC tags by simulating each client company's logistics environment and conducting tests to establish environmental conditions, the reader and the best equipment settings to use for each client.



IC Tag SCM Solution Test Center

Start of mass production of UHF-band IC tags; annual production capacity target of 100 million tags in fiscal year ending March 2008

In June 2006, DNP began the mass production of UHF-band IC tags, starting with several hundred thousand tags per month. During the fiscal year ending March 2008, we plan to boost our annual production capacity to 100 million tags.

Because they are capable of long-distance transmissions, UHF-band IC tags make it possible for data to be read within a large area, and have already been adopted for full-scale use by major distribution chains in Europe and the USA, primarily for logistics management. Due to revisions to the Japanese Radio Law in April 2005 and January 2006, it is now possible to make full use of UHF-band IC tags in Japan as well. Some major appliance retailers have already decided to introduce the use of UHF-band IC tags, and more companies are expected to follow suit. DNP has established facilities for mass production in anticipation of increasing demand. We plan to sell label-type UHF-band IC tags at 40 yen per unit, and aim for 5 billion yen in sales of UHF-band IC tags and related peripherals and systems by the fiscal year ending March 2009.



UHF band IC tag

Accelerating development of solutions as our new business base

Popular software uses photo of bride's face to personalize wedding simulations

DNP has developed Tri-V DESIGNER for Bridal, a computer program that combines a facial portrait of a bride with various wedding gowns, reception venues, and other elements to simulate a choice of wedding scenarios. By displaying a picture of the bride with various hairstyles, bouquets, and even tablecloths and napkins, etc., she can get an idea of what her wedding day will look like before the fact.

DNP also developed a mobile version, "Tri-V DESIGNER for Mystyle," that allows users to send a photo taken with a mobile phone camera to simulate different wedding styles through client companies' mobile sites.

DNP intends to increase sales of its products by marketing to a variety of industries including wedding planners, the apparel industry, hair salons, and various types of mobile sites.



Screen image of "Tri V DESIGNER for Bridal"

Expanding our business by building on expressive technology

Tie-ups with two Western firms to produce 3-D computer graphics from CAD data

DNP has formed business tie-ups with two companies, one in Germany and one in the USA, for using CAD (computer-aided design) data to produce 3-dimensional, photo-realistic computer graphics (CG) imagery of products like automobiles, transport machinery and other heavy equipment, appliances etc. for promotional use in a variety of media formats. Many manufacturers that use CAD systems to design and develop their products had been wanting to be able to use this CAD data in promotional activities even before their products were ready for sale. DNP enables manufacturers to increase the effectiveness of their advertising and reduce costs, by using CAD data to produce high-quality, 3-D, CG images.

In April 2006, DNP entered into a strategic alliance with Realtime Technology AG (RTT)

INFORMATION COMMUNICATION

of Germany. The partners began producing 3-D CG images for use in catalogs, and interactive contents using RTT's technology. In December 2006, DNP tied up with special effects and CG studio Digital Domain, Inc. of California, and began producing Hollywood film-quality 3-D computer graphics imagery. By fiscal 2010 (through March 2011), DNP plans to expand its CG business with these two partners to 20 billion yen in sales.



3-D digital animation images produced using CAD data

Development of holograms that appear to be animated

DNP has developed a new type of realistic-looking 3-D hologram that appears to move like an animated image, and has begun marketing the holograms as a way to fight against counterfeiting certificates and brand-name merchandise.

Because specialized equipment and technology is required for the production of holograms, they are often used as an anti-counterfeiting measure on credit cards, tickets, vouchers, and other valuable certificates, as well as in brand protection seals. However, imitations of holograms that have relatively simple designs have been appearing on the market.

Because the 3-D, animated imagery of holograms make it easy for store clerks and consumers to recognize the authentic version, imitations can instantly be detected at the point of sale. Because the images require extremely sophisticated technology to produce, they would be tremendously difficult to copy. DNP aims for sales of 1 billion yen over the next three years, primarily for use as an anti-counterfeiting measure.



Launching of high color digital imaging system for large-screen presentations

DNP plans to start offering turnkey service for facilities with large-screen displays, such as corporate exhibition facilities or museums, to support their display of high color digital images. The service will include production of high color digital image contents, and the selection, construction and installation of image projection and display systems. Using image processing technology that DNP cultivated through its printing business and expertise from more than 20 years of providing high color imaging contents and systems to museums and other public facilities throughout Japan, DNP will offer a complete support service. We can produce contents in any imaging format and provide display equipment that is appropriate to a particular environment, including rear projection screens and our JETBLACK™ screens that can display clear images even in a brightly lit room.



Example of a high color digital imaging system

Web solutions based on printing and information technologies

Development of content for mobile phones, displaying the same format as printed versions

DNP has developed a service that displays content on mobile phone screens in the same format as a printed version. Users of "Mobile Digital Page Media™" can view catalogs and pamphlets, and other multi-page materials, in the same easy-to-see format as printed versions. The mobile content can be produced from data used for printing, or the time and cost required for introducing the system can be reduced by using DNP's ASP service. DNP aims to step up sales of this service to publishers and mail-order businesses, etc. in order to reach sales of 500 million yen in three years.



Sample page images displayed on mobile phone screens

Full participation in the electronic book production and distribution licensing business

In July 2006, DNP increased its percentage of investment in MobileBook.jp to become the leading shareholder. As of October, DNP dispatched personnel and strengthened its cooperative relationship in other ways in order to accelerate development of the electronic book production and distribution licensing business.

In the past several years, the electronic book market has been surging thanks to the spread of broadband Internet access and enhancements to the functioning of mobile phone handsets. DNP views the expansion of this market as a business opportunity; we are working to build this business by making use of the digital content production expertise that we have cultivated to date, and by using our close ties with publishing companies. In fiscal 2007, we plan to sign contracts with more than 100 publishing companies and more than 100 electronic book sites to sell 20,000 titles, amounting to 2 billion yen in sales.

Launching of ASP service for distributing maps using "one-segment broadcasting"

DNP has tied up with Zenrin DataCom Co., Ltd. to provide an application service for distributing detailed maps of locations throughout Japan using "one-segment broadcasting" (digital terrestrial broadcasting to mobile phones). In one-segment broadcasting, a mobile phone or car navigation screen displays a television program on the top part of the screen and text, still images, or other broadcast data on the bottom part of the screen. The new application service allows broadcasters to display maps as part of the data that they broadcast, in response to requests from viewers who want to know the location of a store, tourist attraction or event that was introduced during the program. Zenrin DataCom offers digitized versions of about 1,300 street maps of major Japanese cities, in addition to nationwide roadmaps, in a format that is optimized for digital broadcasting.



Image on mobile phone display


DNP
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Torikkiri
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写真画質 A4 光沢



LIFESTYLE & INDUSTRIAL SUPPLIES

Financial Results

Financial Highlights

(¥ billion, %)

	2007.3	2006.3	2005.3
Net sales	¥532.7	¥480.0	¥450.0
Operating income	36.3	37.6	36.0
Operating income margin	6.8%	7.8%	8.0%



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Business Environment

Regarding domestic consumption in calendar 2006, although the year-on-year growth rate of convenience store sales slowed to 0.5%, the amount of net sales continued growing. Department store and supermarket sales declined by 0.9%, but overall retail sales increased by 0.1%.

Housing starts rose for the fourth consecutive year, by 2.9% from a year earlier.

However, the earnings environment remained very challenging because competition to win orders was still intense and prices of petrochemical-based products increased.

Summary of Financial Results

Net sales in this sector increased 52.7 billion yen, or 11.0%, year on year to 532.7 billion yen thanks to contributions from photo-related businesses acquired from Konica Minolta Holdings.

Although sales of environmentally friendly lifestyle material products and optical films increased, operating income declined 1.3 billion yen, or 3.6%, to 36.3 billion yen because of increases in material costs and a decline in unit order prices. The operating income margin dipped 1.0 percentage point year on year to 6.8%.

The segment contributed 34% of DNP's total net sales, and 35% of its operating income.

Packaging

Packaging sales slipped 2% from the previous year. Although sales of pre-formed bottles and flexible packaging increased, sales of paper containers and paper cups declined. Sales volumes of preformed bottles — test tube-shaped primary products used for making PET bottles — have been growing in conjunction with the increasing use of aseptic bottle-filling systems. DNP sold two large aseptic bottle-filling systems during the year. Operating income in the sector was weak again because of higher costs for film, resin and other materials.

Lifestyle Materials

Sales of lifestyle materials grew by 1% over the previous year. Strong sellers included eco-friendly, health-friendly "Safmare" decorative sheets and other eco-friendly products for condominiums and rental homes. Exports, primarily North America-bound, also did well.

DNP's eco-friendly products use a proprietary EB coating technology and non-PVC base materials, which do not emit dioxin during disposal. DNP developed its own method of surface processing that does not use solvents that can cause sick-house syndrome. These products have been very well received by the market.

Opto-materials/Industrial Supplies

Sales of electromagnetic interference shielding film for plasma display panels declined year on year because of production cutbacks owing to weak PDP sales, but overall sales in the sector increased 12% thanks to strong growth for anti-reflection film for LCDs (liquid crystal displays), a key product for optical film, and color printer ink ribbons, demand for which has been growing thanks to an expanding digital print market.

DNP supplies all polarizing film manufacturers and has roughly a 70% share of the market for anti-reflection film for LCDs. DNP has the top share of the market for etching mesh-type electromagnetic interference shielding film for PDPs, which has superior electromagnetic wave shield performance.

Sales of monochrome ink ribbons for facsimile machines and other devices declined substantially, but sales of ribbons for consumer and business digital color printers increased considerably. The installed base of PrintRush self-serve photo-printing kiosk systems reached 900 units as of the end of March 2007, as the system was well received by the market for its high-speed, finely detailed prints and made steady inroads with leading consumer electronics retailers.

To strengthen the long-standing photo printing business, DNP acquired Konica Minolta's ID photo and photographic product sales businesses and its Odawara color photographic paper plant in 2006. Our efforts to expand the photo printing business include expansion into the supply of dye-sublimation thermal transfer printing materials and silver halide photographic paper.


WS



Business Strategies

DNP's Lifestyle and Industrial Supplies segment aims to realize an emergently evolving society by developing products and services with an emphasis on functionality, environmental responsibility, and adding greater value. We are working on boosting sales from this segment both in Japan and overseas.

In the packaging and lifestyle materials sectors, our goals are stable growth and improved profitability, which we intend to achieve by developing products that focus on functionality and environmental concerns, and by providing solutions to our customers' problems. In the opto-materials and industrial materials sectors, we aim to actively develop products with high added value and new categories of products, in order to develop new markets.

Functionality and Environmental Responsibility

We will be guided by the goals of universal design and environmental responsibility as we develop functional and environmentally friendly products that meet consumers' demands for better health, greater safety, and more comfort and convenience.

Adding greater value; Shifting into Growth Fields

Coating technologies have already sparked significant change and expansion in DNP's business. Using these as core technologies, we will explore additional uses for printing technologies and step up the development of products and services with high added value. At the same time, we will shift our emphasis toward fields with good potential for future growth.

Developing New Businesses in Opto-materials and Industrial Supplies

We will take a broader view of our market and create new businesses by developing advanced and differentiated technologies and products in growing fields like energy, life sciences and materials-related areas. At the same time, we will continue to create new business models that make use of corporate alliances.

Major Policies

Packaging:
Reinforcing our Lineup of Functional, Environmentally Friendly Products

Given the influence of Japan's declining birthrate, aging population and other demographic trends, we cannot expect major growth in the sales of food packaging products in terms of number of units sold. However, increasing concern over environmental preservation and food safety are spurring demand for new types of functionality, which in turn is creating new business opportunities for us. We are actively engaged in development to meet the demand for products made with less plastic, and for systems that allow client companies to save money or reduce environmental impact in their manufacturing processes. In response to growing consumers' concerns about food safety, we can expect to see growth in tracing services, i.e. managing databases that store information about food products' ingredients, processing and distribution, as a new business.

In the future, we aim to continue to respond flexibly to market needs like these and shift toward providing high-added value products with even more outstanding functionality, in order to boost our competitiveness.

Lifestyle Materials:
Enhancing our Product Lineup with a Focus on Eco-Friendly, High Value-Added Products

With new housing starts lagging, our lifestyle materials business' strategy will be to add more value in order to secure revenues. We developed great-looking, highly functional products with an eye toward preserving the environment and human health, starting with "Grandmode," a woodgrain decorative material made with DNP's original EB coating technology and "Ellio Steel Plates WS Selection" decorative woodgrain steel sheets also made with original DNP technology, for use in construction interiors. We are actively promoting sales of this type of product for non-residential uses such as offices, hospitals and commercial facilities. We are also working aggressively to boost sales in overseas markets where there is strong demand for decorative sheets used for covering furniture, etc. Meanwhile, at the Living Space Analysis Center that we established in 2002, we measure volatile organic compounds (VOCs) emitted from building materials, among other activities.

We aim to expand our business through "dwelling space solutions" that solve a variety of problems related to every type of space that people inhabit. By enhancing our product lineup and keeping the focus on environmentally friendly, high value-added products, we aim for stable growth and greater profitability.

Opto-materials:
Active Investment in Optical Films

In the opto-materials sector, we will actively invest in greatly expanding our capacity for producing optical films used in displays, which is a market where we expect to see great growth. This past fiscal year, we doubled our production capacity by investing some 7.0 billion yen in a new plant in Mihara, Hiroshima Prefecture, to operate in conjunction with our existing Okayama plant. DNP currently controls about 70% of the world market for anti-reflection films used in LCDs (liquid crystal displays). We intend to maintain our lead in the future through such moves as the introduction of a new type of film with improved functionality.

Recording Materials:
Aiming for Major Expansion through Effective Use of Resources Acquired From Konica Minolta

In 2006, DNP acquired Konica Minolta Holdings' ID imaging business, domestic photography-related product sales business, and other photo-related operations, in order to bolster our photo print business. We are already Japan's top supplier of dye-sublimation thermal transfer media, and we plan to use sales channels acquired from the Konica Minolta Group to further boost sales of these products. In addition, by installing PrintRush self-serve photo-printing kiosks and ID photo booths next to each other, we intend to expand both of our photo print terminal businesses in Japan.

Developing New Markets through Global Expansion

We intend to develop new markets for both our packaging and lifestyle materials businesses by using domestic production bases as launch pads from which to meet demand from East Asia and other overseas locations. Concerning recording materials, we established a joint venture in France for assembling ink ribbons, and a subsidiary in the United States for selling dye-sublimation print materials. From these bases, we aim to build an optimal production and sales framework for serving the global market.

LIFESTYLE & INDUSTRIAL SUPPLIES

Topics

Bold quest for futuristic packaging materials

First in Japan: development of packaging for Japanese-style space meals

DNP has developed the first space meal packaging designed for Japanese-style food and developed in Japan.

The Japan Aerospace Exploration Agency (JAXA) is developing Japanese-style space meals for use in the Japanese Experiment Module "Kibo," which was designed to dock with the International Space Station. DNP was recognized as a top-class domestic packaging materials maker with exceptional product development capacities, and since 2002 has been helping to draw up criteria and develop packaging materials for Japanese-style space meals. In February 2007, DNP succeeded in developing packaging that is strong enough to withstand space travel, able to preserve food, and is also easy to heat and to eat or drink from in zero gravity conditions. The packaging is designed for freeze-dried foods. The contents can be restored with cold or hot water in order to be ready for eating or drinking. As of the end of March 2007, DNP was the only company that had met JAXA's certification standards and was designated as a manufacturer of the new packaging. With JAXA expected to start using Japanese-style space meals in fiscal 2007, DNP will supply the necessary packaging for them and supply prototype packages so that food manufacturers can test flavor and freshness preservation. These are just some of the steps that DNP is taking to develop future-oriented markets.



Package for Japanese-style space food



Nozzle for drinking (left), injection unit (right)

First in the world: transparent vapor-deposition barrier film made by chemical vapor deposition

DNP was the first company in the world to develop a transparent vapor-deposition barrier film for packaging that is made using chemical vapor deposition (a thin-film formation technique). The new product, called "IB-PET-XB," is highly effective as a barrier against moisture and oxygen, and is very durable, even when stretched or folded. DNP plans to actively market the material as a substitute for aluminum foil for products that require highly durable packaging material with good preservative properties, such as foods, medical supplies and pharmaceuticals, and electronic or other industrial components.



Transparent vapor deposition film IB-PET-XB

Expanding building materials business to encompass all types of space, while closely monitoring changes in market structure

Complete overhaul of manufacturing and sales systems aimed at expanding target markets

In August 2006, DNP spun off part of its decorative materials manufacturing division and combined it with the decorative materials sales division and some regional branches of the subsidiary Dai Nippon Shoji Corporation to form DNP Lifestyle Materials Marketing Company, a new company that develops, processes and sells decorative materials.

Since 1951, DNP has been supplying a variety of dwelling space-related products, including high-performance decorative sheeting used in fixtures and storage systems, floors and kitchens, etc., decorative steel plates used as entranceway doors etc., and high-performance wall coverings. Some of these products use exclusive DNP printing technologies, such as DNP's proprietary electron beam coating technology, and have won a large share of the domestic market thanks to their superiority in terms of eco-friendliness, aesthetic appeal and functional performance.

However, Japan's residential housing market is expected to undergo major changes in the future due to demographic changes including a decline in overall population, falling birth rate, rising average age, and declining number of members per household. In response to these changes, DNP seeks to further expand its business by addressing not just residential dwelling spaces, but also offices, hospitals, shopping centers and public halls, etc. By integrating manufacturing and sales into a single company under this new system, we will speed up management decision-making, strengthen inter-divisional ties, and improve our capacities for product development and customer service. Furthermore, by unifying purchasing and control systems, we can reap other benefits such as efficient distribution and inventory control systems at the nationwide level and more advanced quality control, which in turn will help us to boost sales and profits.

Launch of PIAFORTE mirror-finish decorative sheet

In recent years, mirror-finish decorative materials have become increasingly popular for doors used in modular kitchen cabinets, furniture and interior doors etc. Conventional products coated with materials like urethane or ultraviolet-cured resins were easily scratched and difficult to clean.



PIAFORTE sample books



A door covered with PIAFORTE

We developed the PIAFORTE mirror-finish decorative sheet by using DNP's proprietary electron beam (EB) coating technology, allowing us to start selling a product that is highly scratch-resistant and easy to clean. Using electron beams to cure surface resin yields a product that is more resistant to dirt and sunlight, and is exceptionally durable. This technology is also suitable for next-generation, eco-friendly products because it uses less energy in the manufacturing process, produces less carbon dioxide, and eliminates the need for applying solvents.

In the future, we intend to actively market this product to builders and architects, in order to increase orders not only for residential interiors where a sense of luxury is desired, but for a wide variety of uses including non-residential applications.

Active response to the growing market for thin televisions

Startup of new antiglare film plant

Responding to the surge in demand for liquid crystal and plasma televisions, DNP has completed a new facility for manufacturing antiglare film used in flat-panel displays, in the Mihara Seibu Industrial Park in Mihara, Hiroshima Prefecture. Operations began in October 2006. DNP already has factories making LCD color filters, projection TV screens, picture tube shadowmasks, and various other display components in the same industrial park, where DNP has been manufacturing since 1993. The new plant is situated on a 53,000 m² lot adjacent to the park, with a gross floor space of 17,000 m². The three-story, steel frame building has an earthquake-resistant structure and 7200 m² of floor space. The total cost, including manufacturing and ancillary equipment, will come to about 15.0 billion yen over three years. Antiglare film production capacity will be 5,000,000 m² per month initially, to be increased to 10,000,000 m² per month by 2008, in accordance with market expansion.



Mihara Plant

Expanding photo print business, developing new B-to-C markets

In the late 1980s, DNP began producing dye-sublimation thermal transfer recording media used for printing photographs, and captured the top global market share. In 2004, DNP purchased Pixel Magic Imaging of United States, and in 2005 began operating PrintRush self-serve digital photo-printing kiosks in Japan. In 2006, DNP further strengthened its photo print business by taking over Konica Minolta Group ID photo business, photography-related products business, and the Odawara facility where Konica Minolta manufactured silver halide color photographic paper. This gives DNP the ability to respond to the demand for silver halide printing as well as dye sublimation printing, and DNP plans to use this advantage to expand its photo print business more than ever.

Completed transfer of two businesses and Odawara plant from Konica Minolta Group

DNP acquired two businesses from the Konica Minolta Group, and in July 2006 established DNP ID Imaging Co. Ltd., which deals in passport and other ID photos, and DNP Photo Supplies Marketing Co. Ltd., which sells photography-related products in Japan. DNP also acquired Konica Minolta Group's color photographic paper manufacturing business, including land and facilities in Odawara, Kanagawa Prefecture, and in October 2006 established DNP IMS Odawara Co., Ltd.

DNP intends to expand its photo print business by offering a comprehensive range of related products and services, including the manufacture of print media, development of print systems, and sales.

Launch of first DNP brand photography-related products

In March 2007, DNP Photo Marketing began selling several types of "CENTURIA PAPER" for color photo printing and new types of inkjet paper for photo printing.

The "CENTURIA PAPER" series consists of silver halide color photographic paper manufactured at the Odawara plant that DNP acquired from Konica Minolta Group. It is being sold as a new DNP brand product.


DNP
写真画質 A4

DNP brand inkjet paper


400
CENTURIA
DNP
36

DNP brand color film

New advertising business using photograph holders

DNP and DNP PrintRush jointly developed a new business using paper photograph holders as an advertising medium. As more people own digital cameras, self-service photo printing systems are being installed in stores and other public locations, allowing consumers to easily print their own photos. DNP PrintRush has begun supplying envelopes imprinted with advertisements next to the PrintRush terminals that it operates exclusively throughout Japan, providing an opportunity to make a strong appeal to consumers.



Photograph holders imprinted with advertisements

ELECTRONICS

Financial Results

Financial Highlights

(¥ billion, %)

	2007.3	2006.3	2005.3
Net sales	¥291.9	¥296.8	¥269.9
Operating income	14.9	37.8	39.7
Operating income margin	5.1%	12.7%	14.7%


Net sales (left)
Operating income (right)
(¥ billion)
600
500
400
300
200
100
0
120
100
80
60
40
20
0
05
06
07

Business Environment

In 2006, worldwide shipments of flat-panel TVs stayed strong, with LCD (liquid crystal display) TV shipments increasing 24.4 million year on year to 46.4 million and plasma TV shipments rising 3.4 million to 9.2 million.

The global semiconductor market in 2006 remained sound, as it was in 2005, rising 8.9% year on year to US $247.7 billion, led by demand for use in mobile phones, digital music players and other consumer electronic products. In the Asia-Pacific region, including China but excluding Japan, the market grew 12.7%.

Worldwide shipments of PCs increased 7% to 235 million units and those of mobile phones reached 1,018.8 million, up 25% and topping 1 billion for the first time ever.

Summary of Financial Results

Although sales of semiconductor products were strong, sales of LCD color filters and other display components were heavily affected by panel manufacturers' production cutbacks, which followed major capacity increases in the previous year.

As a result, the segment's net sales fell 1.6% from the previous year to 291.9 billion yen. Operating income declined 22.9 billion yen, or 60.6%, to 14.9 billion yen because of a decline in unit order prices for color filters and increased depreciation stemming from capital investments.

The segment contributed 19% of DNP's total net sales, and 15% of its operating income.

Display Components

Profits on LCD color filters were heavily affected by a temporary decline in utilization of the Mihara Plant's fifth-generation color filter line, stemming from a substantial decline in order volume following panel manufacturers' production cutbacks. However, line utilization improved after demand from panel manufacturers rebounded sharply in the second half and order volume increased considerably. The average sales price declined 15%, owing to strong demand throughout the year for lower prices.

Order volume for projection screens increased thanks to new orders and a bottoming out of demand in the North American market, despite a decline in unit order prices for MD-type*1 models. Sales of CRT-type*2 models declined considerably because of a notable weakness in demand for end products.

Electronic Devices

In photomasks, we had expected demand to shift in 2006 from the 90nm products that have been the mainstay of the market to cutting-edge 65nm products. However, overall demand was stagnant, and growth in sales was slight. Demand for 65nm photomasks is forecast to grow very strongly in the fiscal year ending March 2008.

*1 MD: Micro-display (digital)
*2 CRT: Cathode ray tube (picture tube)



Business Strategies

By accurately assessing market needs and continually refining our advanced technology, DNP maintains its position as industry leader in the display components and electronic device sectors, and remains a top vendor in these rapidly changing markets.

There are various stages in a product's life cycle — development, growth, maturity, and decline. We believe it's important to remain aware of these cycles and maintain an aggressive but balanced business strategy of aggressively investing in facilities and equipment while always working on developing next-generation products.

Emphasizing Technological Development

With top-class advanced technology as our greatest strength, DNP's electronics products have been acclaimed as No.1 in the world in many fields. In order to maintain and further sharpen this competitive edge, we will concentrate more than ever on research and development, and develop new products by achieving new heights in quality control and micro-fabrication.

Rapid Response to Change

We will expand our business by responding appropriately to rapidly changing markets and customer needs. This means building flexible production systems that can operate on an in-plant, by-plant, or other basis and can handle every format from component supply to modularization.

Concentrated Allocation of Management Resources

While giving ample consideration to potential changes in product life cycles and other business risks, we aim to concentrate our management resources on strategically important products and enhance overseas production systems in addition to domestic, cutting-edge mother factories, in order to achieve high profitability.

Speeding Up Business Startups

In order to speed the development of new ventures, we will always consider possibilities for M&As or other alliances that facilitate cooperation between strong partners, and do our best to expand our businesses efficiently.

Major Policies

Ready to Supply a Wide Variety of Products Quickly Enough to Take Advantage of Product Life Cycles

Due to fast-paced technological development, product life spans have grown shorter in the electronic display market, where new types of products are always appearing. Manufacturers need to accurately predict which product will dominate the next generation and when the change will occur, and must quickly gear up to prepare for mass production. DNP avoids the risk of depending excessively on a single product by maintaining a full product lineup and the ability to respond regardless of which product becomes most sought after. Our basic strategy is to be prepared to meet demand for all types of displays of every size. Our sales strategy is geared toward global markets; we seek to disperse risk by engaging in wide-ranging trade with customers all over the world, and to secure revenues by maintaining a steady stream of orders.

Flexible Business Models Focused on Profitability

As liquid crystal panel substrates grow larger with the advent of 6th and 8th-generation products, we need to construct business models for our color filter production that enable us to respond flexibly to our customers' needs and concerns. In order to keep up with growing substrate size, we intend to continue to respond flexibly to customers' needs. This may include installing new equipment, like the 6th-generation production line that we added at our plant in Kitakyushu, or adopting a flexible business model according to each customer's situation, like the establishment of joint ventures with customers to build "by-plants" adjacent to their manufacturing facilities or "in-plants" directly connected to a customer's production line. We plan to steadily strengthen our operating base by giving priority to profitability as we choose from a wide array of business models such as M&As, corporate alliances and royalty businesses.

Introducing the World's First Inkjet Method for Producing LCD Color Filters

In collaboration with Sharp Corp., DNP introduced the world's first inkjet-method color filter production when we began supplying 8th-generation color filters at Sharp's Kameyama No. 2 Plant in Kameyama, Mie Prefecture. The inkjet method makes it very easy to reduce manufacturing costs and allows more efficient expansion of production capacity. It also makes it possible to reproduce high-purity colors that cannot be obtained using conventional photolithography methods. DNP will strive to supply LCD (liquid crystal display) color filters that contribute to the development of the industry by further developing technology like the inkjet method, which makes it possible to deliver both low cost and high quality, and by being among the first to set up production frameworks that meet our clients' needs and respond to the rapidly changing market.

Maintaining our Top Share of the World Photomask Market by Virtue of Technological Strength

Backed by advanced technology that no competitor can come close to matching, DNP photomasks have been highly acclaimed for their exceptionally high quality. Currently, more than half of the photomasks supplied by DNP have line widths of less than 90 nm. For cutting-edge products with 65 nm line widths in particular, DNP controls more than half of the world market. In the future, we intend to take advantage of the results of joint development with clients to accelerate the supply and development of 45 nm products ahead of technological roadmap targets, in order to maintain our top share of the global market.

Cultivating New Mainstays in Electronic Device Business, Building a Strong Business Constitution

In addition to photomasks, DNP aims to cultivate new core businesses by developing and aggressively pushing sales of products that use micro-fabrication, such as semiconductor packages, build-up boards and fuel cells. Furthermore, we intend to build a flexible and sound business constitution that is not highly vulnerable to the ups and downs of the semiconductor market, by building up our solutions-based business. For example, this could mean developing IC tag enterprises linked with application development in order to solve the problems of corporate clients and consumers.

LCD Glass Substrate Size by Generation
(mm)



2,160
1,870
1,500
1,100
730
550
370
300
8th Generation
7th Generation
6th Generation
4th Generation
3rd Generation
400 470 650 920 1,300 1,800 2,200 2,400

Note. Precise sizes vary by manufacture

Topics

Expanding color filter products and stimulating market demand

First in the world: supplying Sharp's Kameyama Plant with 8th-generation color filters made by inkjet method

DNP became the first company in the world to establish mass production technology for 8th-generation color filters based on an inkjet method. In October 2006, we began producing these filters within Sharp's Kameyama No. 2 Plant on an in house supply basis.

Using the inkjet method means that only necessary materials are applied only to necessary areas, which makes it possible to restrain initial equipment and running costs to relatively low levels. Furthermore, thanks to DNP's expertise in color management and other technologies, we succeeded in producing reliably high-quality filters. This project is a global first both for using the inkjet method to mass produce 8th-generation color filters, and for producing the filters inside our customers' plant.

DNP is reinforcing its ability to supply liquid crystal panel makers by adding new production lines that use the inkjet method to make 6th-generation and 8th-generation filters. By actively embracing the inkjet method, which is expected to become the world standard technology of the future, DNP is striving to expand its share of the color filter market and increase profitability.

Development of Multi Primary Color filter that delivers more beautiful images

In order to significantly expand the color reproduction range available in LCDs (liquid crystal displays), DNP has developed a Multi Primary Color filter that adds yellow and cyan (bright blue) to the conventional three primary colors (red, green and blue).

The market for LCDs has continued to grow in the past few years. As people increasingly use personal computers for watching TV programs and DVDs, and as mobile phones increasingly display one-segment broadcasting, demand for realistic color reproduction is stronger than ever. DNP's new Multi Primary Color filter makes it possible to vividly display colors that had been difficult to reproduce in the past, such as yellow, gold and aqua. The company began mass production in the fall of 2006, and anticipates more than 10 billion yen in sales in fiscal 2007. By combining this development with DNP's original inkjet-method color filter production technology, we will go on to reduce costs even further and reproduce even truer colors.


Image displayed using 4-color filter


Using 3-color filter

Actively addressing the next-generation of "organic EL" displays

Development of long-life, high-intensity, high-definition "organic EL" displays

DNP, in partnership with the Yamagata Promotional Organization for Industrial Technology's Research Institute for Organic Electronics, has developed a high-intensity, high-definition organic EL display with a long operating life.

The new organic EL display has a high-efficiency, multi-photon structure with multiple luminous layers arranged serially on a substrate of glass or other material. Its operating life is about 10 times longer than conventional products. Because it is capable of high-intensity display, it offers high visibility even outdoors or in brightly lighted places. Moreover, compared to the LEDs that are currently widely used in electronic billboards and signboards, the organic EL can provide higher-definition displays. DNP has been developing applications for organic ELs with flexible substrates, and aims to expand their use in advertising media, such as electronic signboards displayed in trains, stores, and other public places.

Using core technologies to capture diverse sectors of the electronics business

Using printing techniques to achieve world's highest conversion efficiency for organic solar cells

Reducing the weight and cost of solar batteries is the key to further spreading their usage. Developers have been focusing on the use of film as a more lightweight substrate compared to glass or silicon, but film does not have good heat resistance and is not suited for forming active layers, which requires high-temperature processing, so there was a need for better production technology to solve this problem.

DNP recently found a way to make use of its unique transfer printing technology in the formation of power generation layers used in dye-sensitization-type solar batteries that combine titanium dioxide, organic pigment and an electrolyte solution. As a result DNP achieved the world's highest solar power conversion rate on a film substrate, 7% (as measured by DNP). DNP is working on commercializing solar cells with a film substrate. Besides making solar cells lighter and cheaper, DNP is increasing their aesthetic value by using organic pigments to form designs of various colors, and developing brand-new applications, such as incorporating the cells in indoor wallpaper.


Dye-sensitization solar battery module

Development of single-layer ultra-high-barrier transparent film with potential for low-cost production

There has been growing demand for more flexible materials to replace conventional glass substrates in order to reduce the thickness and weight of organic EL and LCDs. In response to this demand, progress has been made in developing flexible organic EL and plastic liquid crystals, but in order to make them commercially viable there must be a flexible, transparent thin film that is highly impermeable to water vapor and oxygen. Conventional films were made to be impermeable by building them up into four to six layers through vacuum deposition. Problems with this method include the high cost of the complex manufacturing process and insufficient transparency due to the multiple layers.

DNP addressed these problems by using ion plating technology to develop a low-cost film that is highly flexible and transparent, and highly impermeable although it consists of only a single layer. DNP is now developing technology for mass producing this film, and is promoting the application of the product to flexible organic light emitting diode (organic ELs), plastic liquid crystals and organic solar cells. We aim to ship samples by the end of March 2008 and achieve 800 million yen in sales in the fiscal year through March 2011.

Agreement with Samsung Electro-Mechanics licensing patent rights to DNP's "B²it™" build-up board*

DNP has agreed to license to Samsung Electro-Mechanics Co. Ltd. (SEM) patent rights related to manufacturing technology used for DNP's "B²it™" build-up board*. "B²it™" is currently used in Japan in printed wiring boards in products like 3rd-generation mobile phones with sophisticated functions. The two companies will engage in development activities aimed at increasing the density and lowering the cost of the next generation of build-up boards, and will cooperate to supply world markets with build-up boards.

* A build-up board is a printed wiring board laminated with dielectric layers and wiring layers, built up one on top of another. "B²it™" is a manufacturing technology, developed by DNP, which applies printing technology to next generation build up wiring boards. By using screen printing to form current conducting layers, the need for a core board is eliminated, allowing the build-up board to be thinner and more dense, and giving more freedom to designers since there is more area available for mounting components.

Using our strength as the industry leader to further develop the photomask market

Ever since DNP succeeded in developing a prototype photomask in 1959, we have constantly been engaged in developing leading-edge micro-processing technology. Currently we hold the top share of the market for 65nm and 90nm photomasks. In response to semiconductor manufacturers' demands for higher performance, lower energy consumption and smaller size, we have been making even tinier and more highly integrated circuit patterns and are moving ahead with mass production of cutting-edge products.

Building cutting-edge photomask manufacturing facilities in Japan and abroad

DNP is building new manufacturing facilities in Japan and Taiwan in response to the growing demand for photomasks. The earthquake-proof structure of the new plants is designed to handle micro-vibrations, and each is equipped with a leading-edge, Class 1 clean room.

The new Japanese line is scheduled to start operation in January 2008, on the grounds of our Kisshoin Plant in Kyoto Prefecture. It will be a cutting-edge facility able to mass produce the most advanced photomasks, with line widths of 45 nm. DNP will invest a total of 16 billion yen in the building, equipment and incidental facilities. The new plant is aimed at meeting the growing demand for the most advanced products, and at preparing against the possibility of a major earthquake in Japan.

Our new overseas factory will make cutting-edge photomasks, mainly 65 nm, in the Hsinchu Science Park in Hsinchu, Taiwan, with startup planned for May 2008. The goal of this facility is to achieve a stable supply and short delivery times for the booming semiconductor manufacturing business in Taiwan and the rest of the Asian region, by moving production and support closer to customers. DNP will invest a total of 20 billion yen in the building, manufacturing facilities and incidental equipment.

These new plants will augment the manufacturing capacity of DNP's four existing facilities located in Japan (Kamifukuoka in Saitama, Kisshoin in Kyoto, Kawasaki in Kanagawa, and Kitakami in Iwate), and will add a new overseas facility to complement the Agrate factory in Italy. By broadening our worldwide photomask supply base, we aim to expand our share of what we expect to be a growing market for 45nm and 65nm photomasks.

Active pursuit of alliances related to photomask business and development

In December 2006, DNP agreed to purchase NEC Fabserve's photomask manufacturing and sales business from NEC Electronics Corporation and its wholly-owned subsidiary NEC Fabserve. DNP began operating the business on June 1, 2007 under a newly formed company, DNP Fine Electronics Sagamihara Co., Ltd. DNP, NEC Electronics, and NEC Fabserve will continue to collaborate in photomask development and manufacturing. By taking over NEC Electronics' photomask business, DNP aims to enhance its own photomask development and manufacturing capabilities, improve volume efficiency, and lower overall production costs as its photomask business expands. The new company will supply its photomasks to NEC Electronics and other semiconductor manufacturers through DNP.

DNP and Takumi Technology Corporation of the USA have begun co-developing an automated photomask inspection system in order to meet the precise quality requirements of semiconductor manufacturers. By developing an automated inspection system that connects the photomask maker with its client semiconductor manufacturer, DNP and Takumi Technology intend to improve the production process and help lower costs and speed delivery times for photomask manufacturers. The partners plan to complete development and begin operating the system by March 2008.

DNP and Brion Technologies of the USA have begun a joint development program aimed at improving productivity and product quality in cutting-edge photomask manufacturing. Brion Technologies is the developer of the Tachyon system, which conducts high-precision photolithography simulation of an entire photomask at a very high speed. DNP installed the Tachyon system in its facilities and is using it to simulate photomask pattern data provided by semiconductor makers and identify any circuit patterns that might cause problems during semiconductor manufacturing. By checking in this way, DNP aims to make higher quality, more precise photomasks, prevent defects and boost productivity in the industry as a whole.



Sustainable Development

Based on our management concept of contributing to the emergently evolving society of the 21st century, we established the DNP Group Guidelines for Conduct to specify our employees' mission and responsibilities, and the DNP Group Vision for the 21st Century to indicate the kind of company we want to be and the direction we want our businesses to take in the future.

We believe that actualizing our management concept — by acting in good faith in accordance with our DNP Group Guidelines for Conduct and by actively creating new values according to our Vision for the 21st Century — will contribute to the sustainable development of DNP and of society as a whole.



Contents

Legal Compliance and Corporate Ethics

The DNP Group takes active steps to remain a company of integrity that is trusted by society. We are aware that in order to comply strictly with laws and social ethics, each and every employee must have a strong sense of purpose and responsibility, and must take independent and continuous action that will also result in growth for DNP.

In 1992, DNP established its Corporate Ethics Committee and the Dai Nippon Printing Group Corporate Pledge. We provide guidance and conduct checks in order to continue promoting fair and just corporate activities.

In the fiscal year through March 2007, the revised Japanese Corporate Law that took effect in May 2006 requires companies to prepare "systems aimed at establishing proper operations," i.e. internal controls systems. DNP responded by adopting "Basic Compliance Management Regulations," which positioned the Corporate Ethics Committees as the body in charge of internal controls. The new Financial Instruments and Exchange Law that was promulgated in June 2006 calls for "securing the reliability of financial reports," and here too, DNP responded by building internal systems to verify the appropriateness of the operational processes that form the basis of our financial reports. We have already begun operating some of these systems.

Broadening and Deepening the Practice of Corporate Ethics

1. Corporate Ethics Committee

The Corporate Ethics Committee is composed of representatives from the various departments of the head office. It holds regular meetings once a month and additional meetings as needed. Each operational division and Group company also establishes a corporate ethics committee in order to promote a broader and deeper practice of corporate ethics.

As the body in charge of internal controls, the Corporate Ethics Committee receives regular reports from the corporate ethics committees of the operational divisions and affiliated companies, and takes necessary steps such as formulating new plans and policies in order to promote corporate ethics.

2. Management-by-Objective and Evaluation System

The good-faith actions that each employee takes every day are what sustain ethical corporate behavior. Based on this idea, the DNP Group has incorporated elements of corporate ethics in its management-by-objective and evaluation system. When each employee sets action targets and reviews the results of those actions in discussion with his or her supervisor six months later, we use those discussions as opportunities to confirm that each and every employee is acting with integrity.

3. Self-checking of Compliance with Laws and Regulations

In 1997, DNP introduced a self-checking system to make sure that corporate activities comply with laws and regulations.

Each operational division performs a self-check once a year, based on a checklist prepared by the Lead Department of the head office, and proactively makes improvements. The results of these checks are compiled relative to various themes, reported to the Headquarters Corporate Ethics Committee, and later reflected in companywide policies. We continually review our methods of checking and the items on the checklist in light of trends in legislation; in the fiscal year ended March 2007, we revised our checklist once more. In 2004, we introduced a "priority execution plan," based on the idea that we can get better results by having each division prioritize checklist items according to its own characteristics, rather than by having all divisions approach all items with the same degree of urgency.

4. Compliance Assessment System

In order to eliminate disparities in the level of legal compliance between operational divisions, and raise the level of the Group as a whole, in 2005 we initiated a compliance assessment system by which the Lead Department of the head office measures and objectively assesses each unit's degree of compliance. Twice a year, assessment results are compiled and reported to the Headquarters Corporate Ethics Committee, and announced to the entire Group. In the fiscal year ended March 2007, we reviewed our assessment methods and shifted the emphasis from relative assessment to absolute assessment in order to make the assessment results more objective.

5. Systematization and Implementation of Corporate Ethics Training

We systematized our corporate ethics training in the following ways, making it possible for employees to receive corporate ethics training repeatedly, in order to continually remind each employee that he or she must be an active participant in corporate ethics.

(1) Regular training sessions according to employee level
We included material designed to make employees realize the importance of ethical behavior in the curriculum for training sessions given to new employees, employees who have been newly promoted to the management level, and to employees at other junctures in their careers.

(2) Division-level corporate ethics training
We introduced this type of training in 2003 in order to discover and resolve problems related to the particular characteristics of each operational division. The head of each division speaks to subordinates in his or her own words about issues and policies related to corporate ethics, resulting in a type of training that promotes the independence of each employee.

(3) Group-wide training sessions given by the Head Office Lead Department
The Head Office Lead Department conducts training sessions for each operational division in turn, to address themes that were not adequately covered in the first two categories of training sessions.

Consulting/ Problem Reporting System and the Open Door Room

DNP marked the start of the DNP Group's consulting/problem reporting system in October 2002, with the establishment of its Open Door Room as an address for employees who have doubts or concerns related to corporate ethics.

In April 2006, we established the "DNP Group Open Door Room Regulations," which we made known throughout the Group. These rules spell out how the Open Door Room is to be operated so as to protect the anonymity of employees who use the Open Door Room and preserve the secrecy of their consultations, so that they will not suffer any negative consequences in their workplace. In the fiscal year through March 2007, because we used DNP's intranet and company newsletter to publicize the system, more employees took advantage of the system compared to past years, although we did not verify any problems that affected our business operations. Today, the Open Door Room has become an established part of the DNP Group and functions effectively to support our internal controls.

Framework for Establishing Corporate Ethics and Transparency



Headquarters
1. Corporate Ethics Committee of each department at headquarters
Open Door Room
2. Management-by-Objective and Evaluation System
4. Compliance Assessment System
5. Corporate Ethics Training
(1) Regular training by employee level
(2) Division-level corporate ethics training
(3) Group-wide training by the head office
Inspection, guidance, education
Reporting
Operational divisions
1. Corporate Ethics Committee of each operational division or Group company
2. Management-by-Objective and Evaluation System
3. Self-checking of compliance with laws and rules, priority execution plan
Plan
Do
Action
Check
5. Corporate Ethics Training
(1) Regular training by employee level
(2) Division-level corporate ethics training

Information Security

DNP's clients entrust us with various types of personal information because we play an indispensable role in generating new services and systems that benefit both corporations and individual consumers. We are striving to increase information security and better protect personal data as one of our top-priority management tasks.

Personal Information Protection Policies

A variety of companies and organizations entrust DNP with personal information so that we can help them provide all types of services and products for consumers. In addition, we have developed various types of services and products that make effective use of personal information in businesses that DNP operates itself. Through these various businesses, we have become well aware of the importance of personal information and it is obvious to us that we are obligated to provide appropriate protection for such information.

We will handle personal information appropriately, in line with DNP's Personal Information Protection Policies.

1. Strictly comply with laws, national government guidelines, and other regulations related to personal information protection; strive to protect personal data.
2. Take necessary and appropriate safety precautions to prevent leakage, loss or destruction of personal data. In the event that a problem should occur, take prompt measures to correct the situation.
3. Specify reasons for using personal information; acquire, use and provide personal information in fair and appropriate ways. Take measures to prevent personal information from being used for any purpose other than the specific purpose for which it was acquired.
4. Respond appropriately to a request for disclosure from someone whose own personal information is being held by the Company.
5. When the performance of services on behalf of a client company involves the handling of personal information, use the information only within the scope of the requested services.
6. Establish in-house regulations concerning the handling of personal information; build, maintain and continuously improve related systems.
7. Respond appropriately to complaints or questions from someone whose personal information is being held by the Company regarding DNP's handling of personal information or our systems for protecting personal information.

Framework for Promoting Information Security

We established the DNP Group Information Security and Privacy Protection Promotion Committee as a companywide organization. We also established information security committees within each operational division and affiliated company. Committee members are assigned specific responsibilities based on our basic principles, such as developing educational plans, defining security areas, or devising computer security measures, and implementing thorough quality control.

Framework for Promoting Information Security

Head Office

- DNP Group Information Security Committee Chief, Personal information protection manager, Committee members
  - Information Security Headquarters

Operational Divisions and Group Companies

- Information Security Committee Chief, Personal information protection manager, Committee members (General manager of division orpresident of group company)
  - Person responsible for auditing and inspection
  - Information Security Promotion Office Manager
- Information Security Manager
  - Person responsible for education
  - Person responsible for security area measures
  - Person responsible for public relations measures
  - Person responsible for information system measures

Educational Programs

We used various methods of education and training to improve the awareness of each and every employee, including distributing handbooks, holding lectures and conferences, and offering "Network Learning" online education programs. In the year through March 2007, we held nationwide conferences and lectures/seminars for our employees on the following subjects: "Introduction to Personal Information Protection," "Personal Information Protection Management System (PMS)," " Personal Information Protection Crisis Management Plan," "Privacy Statement Disclosure and Acquiring Consent Related to Use of Personal Information," and "Information Security Seminar."

Establishment of Management System

We are making sure that every workplace that handles personal information complies thoroughly with relevant laws, and we are establishing a personal information management system that meets the personal information protection standards established under JISQ15001 (a Japanese Industrial Standard). As of June 2007, we had obtained Privacy Mark certification for 19 operational divisions, and ISMS BS7799 certification for four operational divisions.

Physical Means of Protecting Information

Measures we are taking to prevent data theft include using biometric identification to control access to data processing rooms in order to prevent entry by unauthorized people, installing security cameras to discourage illicit acts, and having employees wear uniforms with no pockets to prevent data or other theft. In the fiscal year ended March 2007, we stepped up these efforts and installed more equipment. We are also increasing information security by separating locations where data can be copied onto recording media, and by conducting inspections using metal detectors.

Technological Response to Information Security

We are keeping access logs for data processing rooms. We have decreased the number of workers who can copy data onto recording media, and only allow this to be done by DNP Group employees. We are also increasing control over the copying of data by more frequently checking the logs that record the copying of data onto recording media.

Further Strengthening Information Security to Prevent Leakage of Personal Information

DNP cooperated with investigative authorities and voluntarily uncovered the full truth regarding an incident in which some of the personal information that a customer gave to DNP for the purpose of producing direct mail and other printed materials was stolen by a former employee of a DNP subcontractor and sold to an Internet mail order fraud ring. In March 2007, we publicly disclosed our findings. DNP took this situation extremely seriously. After undertaking a comprehensive review of our information security measures, we inspected and fortified all of our personal information protection systems, and implemented tougher measures than we had in the past, in order to prevent any further information leakage.

1. Restrict access to memory storage media to a minimal number of people, employees only
2. Take steps to prevent writing onto memory storage media, reinforce checking mechanisms
3. Take steps to prevent removal of memory storage media
4. Take care to maintain preventative measures, educate staff
5. Conduct information security audits by a third party

Managing Intellectual Property

Basic Policy

In order to make intellectual property (IP) a major source of corporate revenues, each of DNP's operating divisions has formulated an independent IP strategy and has drafted a business strategy that includes the development and use of promising IP. DNP generates and cultivates IP through P&I Solutions and through research and development efforts, improves the "quality" of its technological and commercial value, and makes maximum use in DNP's business activities of IP for which we have established rights. At the same time, we actively offer IP-related consulting and legal support services.

Furthermore, by providing all employees with education and training related to intellectual property, DNP has cultivated a corporate culture of fairness in which we both assert our own rights when appropriate and respect the rights of others. We foster a corporate climate where intellectual property laws are respected, and are establishing systems for ensuring legal compliance.

IP Management Activities

1) In order to enhance our skills regarding the generation and use of IP, we have established an IP training system and have been operateing it.
2) We encourage employees to create and use IP by maintaining an appropriate system of IP bonuses.
3) In order to avoid infringing on the rights of others when generating IP, we will investigate existing technologies and prepare to properly use existing data.
4) We evaluate the quality of inventions and consider the need for investigation requests and pre-disclosure supplementation concerning important applications. Also, we will assess the performance of outside offices, and make efficient use of them.
5) We will create and use systems for appropriately managing rights that we have acquired.
6) We will strengthen each important invention by evaluating and organizing DNP's intellectual property, and use it to help each business division achieve its goals.
7) Formulate and implement strategies related to the securement of IP rights in line with each operating division's strategies.
8) We will implement measures that promote the construction of patent portfolios related to themes connected to each business field, with the intention of gaining advantages over competitors.
9) When a business shifts into a new, unknown field, we will identify potential risks and conduct guidance and training to reduce those risks.
10) We are supporting the businesses of our client companies, by holding lectures concerning IP-related laws that regulate matters such as copyrights, truth in advertisement and trademarks.
11) We provide a variety of services for client companies, including trademark studies.
12) We help the business divisions make contracts, and give guidance about observing contracts. For example, we present rough drafts of all types of contracts that are compatible with each division's business activities.
13) We dispatch representatives to various IP-related associations (Japan Intellectual Property Association, the Japan Fair Trade Commission, and Licensing Executives Society Japan), where they actively make proposals to the industry and work to build a business environment that is favorable to the industry.

Framework for Promoting IP Rights

DNP's IP-protection framework consists of four sections and employs seven in-house attorneys. The Patented Technology Section addresses IP issues related to basic research and DNP's main business segments: Information Communication, Lifestyle and Industrial Supplies, and Electronics. The Licensing Section handles contracts and legal issues related to IP. The Kansai Intellectual Property Section handles both patent and license-related functions for Kansai and the rest of western Japan, combining the functions of the first two sections. The Planning Management Section proposes IP strategy and operates DNP's patent information management system.

In addition, an IP representative is assigned to each development base in Japan, so that our IP activities can be closely linked to our business operations.

IP Management Framework


Patented Technology Section
Information Communication
Lifestyle and Industrial Supplies
Electronics
(1) Discover and acquire rights for patents, utility models, and designs (2) Promote use of IP in business activities (3) Handle IP-related issues (patents, utility models, designs, etc.) that arise in the course of doing business, support business activities through patent research, handling of other companies' patents, etc (4) Public relations related to patents, etc
Basic Research
Protect and make use of innovations that resulted from research and development activities
(1) Support creation of IP in line with our R&D strategy (2) Support creation of R&D patent portfolios
(3) Educate employees about R&D-related IP issues
Licensing Section
(1) Handle IP-related contracts (draft, review, etc.) (2) Support all types of business activities related to IP, such as trademarks, copyrights, prevention of unfair competition, Premiums and Representation Law, etc (3) Apply for trademarks, acquire and manage rights, research other companies' rights (4) Consult, negotiate, handle disputes related to every aspect of IP
Kansai Intellectual Property Section
Handle functions of both Patented Technology Section and Licensing Section for western Japan
Planning Management Section
(1) Propose IP strategies (2) Create patent research systems, operate patent management systems, enhance and maintain infrastructure that supports research and development activities (3) Run clerical operations related to IP
IP Representatives
In-house attorneys (7)
R&D Center
Technology Development Center
Operational divisions

Applications for Patent Disclosures and Trademarks, and Rights Held (Patents, Utility Models, Designs and Trademarks) by DNP in Japan (2004 - 2006)

1) Number of patent disclosures


800
600
400
200
0
04
05
06
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

2) Number of patents and utility model rights held


2,000
1,500
1,000
500
0
04
05
06
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

3) Number of design rights held


600
500
400
300
200
100
0
04
05
06
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

4) Number of trademark applications


120
100
80
60
40
20
0
04
05
06
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

5) Number of trademarks held


1,500
1,200
900
600
300
0
04
05
06
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

Notes regarding Graphs 4) and 5): (1) Until the end of October 2005, we filed single-classification applications, meaning that we filed one application for each classification when filing a single name under multiple classifications; since November 2005, we have been using multiple-classification applications, so one application covers multiple classifications. This explains why there were sharp drops in the number of trademark applications and the number of trademark rights held between fiscal 2005 and 2006. (2) The figures include some trademark rights held by affiliated companies

Research and Development

DNP's management principle is to help create an emergently evolving, 21st-century society by providing P&I Solutions based around printing technologies (PT) and information technologies (IT). An emergently evolving society stimulates various modes of communication, so our Research and Development section needs to use printing technologies and information technologies and move quickly — before other companies do — to develop innovative new technologies and materials that facilitate every process involved in information exchange, from data input to storage, processing, formatting and output. By quickly responding to market changes and always staking out positions in new businesses, we can continue to offer new solutions to client companies and consumers.

Research & Development Framework

DNP's research and development framework has five basic research laboratories with the Research & Development Center at its core, and six specialized laboratories belonging to the each operational division. These laboratories constitute the driving force that allows us to actualize DNP's "P&I Solutions" concept. By organically connecting these laboratories, we can generate new products, technologies and systems.

The research facilities are also connected to the technical departments of DNP's various production facilities, where they help resolve problems at the front lines at production sites. We have made use of technology and expertise accumulated through these relationships in order to develop original DNP production equipment that allows us to offer even more effective manufacturing technologies.


Controlled by Head Office
Controlled by Operations
Development support
Production technologies; equipment development
R&D for new products and technologies
Improvement of existing products and technologies/ Development of products and technologies for the division
Information Communication
Books and Magazines
Commercial Printing
IPS/Business Forms
Communication and Information
Lifestyle and Industrial Supplies
Packaging
Lifestyle Materials
Opto-Materials/Industrial Supplies
Information Media Supplies
Electronics
Display Components
Electronic Devices
New Business Fields
Advanced Technology & Business Development Division
Technical section of each operations
Packaging Laboratory
Lifestyle Materials Laboratory
Opto-Materials Laboratory
Information Media Supplies Laboratory
Display Components Laboratory
Electronic Devices Laboratory

Functions and Time Frames of R&D Facilities

	R&D facility	Function		Development term
Headquarters Research Centers	Research & Development Center	Conducts research and development related to new products and new production processes		Medium to long term (less than five years)
	Electronic Module Development Center	Develops technologies, products and services related to electronic modules		
	Nano Science Research Center	Conducts basic, applied, and commercial-level research and development related to materials and processes; analyzes products		
	Media Technology Research Center	Develops core technologies for the information communication field; develops and refines technologies, products, and services		
	Technology Development Center	Researches and develops production technologies		Medium term (less than three years)
Division Laboratories	Packaging Laboratory	Develops packaging materials and technologies, freshness preservation technologies	New Product Development	Short term (less than one year)
	Lifestyle Materials Laboratory	Develops surface materials for interior and exterior building décor		
	Opto-Materials Research Center	Researches and develops optical materials		
	Information Media Supplies Laboratory	Develops all kinds of information media		
	Display Components Laboratory	Researches and develops all kinds of display devices and components		
	Electronic Devices Laboratory	Conducts research and development related to cutting-edge photomasks, mounting components and LSI design		

Product Safety

DNP views product safety as one of its top priorities. We created a single product liability management system that is shared by the entire DNP Group, and we all work together to make sure our products are safe.

Product Safety Management System

It goes without saying that our products must meet all relevant legal and regulatory standards. Our basic policy is to fulfill our corporate social responsibilities by offering products that exceed customers' needs and expectations regarding product safety.

Efforts to maintain product safety must be continual. We conduct risk assessments on all of our products twice each year. In line with the results, we make any design changes or technical improvements that are necessary for ensuring safety. We produce a product safety standard from these improvements, and follow up on implementation.

We have been conducting product liability training since 1994. In 2000, we began using our corporate Intranet system for this training. To date, 14,058 employees have completed these "Network Learning" seminars.

Further Safety Measures for Products Used in Daily Life

The revised version of the Consumer Products Safety Law that took effect in May 2007 is aimed at preventing the recurrence of accidents by requiring collection and disclosure of information regarding accidents that involve consumer products used in everyday life. We established the DNP Group Product Safety Committee as the body in charge of DNP Group product safety, and we have a system in place for compiling all relevant information in the unlikely occurrence of an accident involving one of our products. We have also established "DNP Group Product Safety Regulations" to facilitate the establishment of an accident response headquarters, disclosure of information, and the rapid implementation of other measures to prevent the spread of damages should the need arise.

The DNP Group uses its product safety management systems to ensure the safety of not just consumer products, but of all our products.

Product Safety Management System


Product design changes, Production technology improvements
Creation of product safety standards document
Manufacturing based on standards document
Risk assessment

Environmental Protection

The DNP Group contributes to making a sustainable, recycling-oriented society a reality by developing products that put the least possible strain on the environment, and by working to generate demand for such products. In 1972, DNP became the first Japanese printing company to establish an environment department, and in 1993 we built our unique Eco-Report System of managing progress related to environmental protection. In 2000, we created the DNP Group Environmental Committee, which has worked proactively at such tasks as promoting sales of eco-friendly products, reducing industrial wastes, preventing global warming, and reducing emission of harmful substances.

Development and Sales of Eco-friendly Products

In order to reduce environmental burden throughout product lifecycles, DNP adopted guidelines for developing environmentally conscious products based on principles (revised June 12, 2001) propounded by Japan's Green Purchasing Network, and we use these guidelines to develop and sell eco-friendly products.

In the fiscal year ended March 2007, our sales of such products amounted to 265.8 billion yen, an increase of 4% over the previous year.

Assessment of Past Performance and Future Goals Related to Environmental Protection

Based on our environmental policies, DNP has established environment-related goals that are appropriate for our business activities, and we have been steadily achieving these goals. The table on page 89 shows the goals that the DNP Group's Environmental Committee adopted for the fiscal year ended March 2007, along with actual results.

DNP Group's Environmental Management System


President
DNP Group Environmental Committee
Environmental protection promotion office
Environmental Committees of each business division
Environmental protection promotion office
Technical/industrial group
Eco-friendly products development group
Environmental preservation/PRTR group
Industrial waste reduction group
Energy conservation group
Regional action groups
Office/labor environment group
Business division groups: 57 locations

Category	Goals (target year for completion) and achievements in the year through March 2007 (fiscal 2006)
Global warming prevention	Reduce carbon dioxide emissions (CO_2 emissions volume/production volume) by 15% from fiscal 1990 level (by fiscal 2010) **Compared to fiscal 1990: down 8.7% (Achieved)**
Reduction of environmental damage from transportation	Reduce carbon dioxide emissions (CO_2 emissions volume/tonnage transported/distance transported) by 40% from fiscal 2000 level (by fiscal 2010) **Compared to fiscal 2000: down 26% (Achieved)**
	Reduce amount of fuel consumed for transport (amount of fuel consumed/net sales) by 20% from fiscal 2000 level (by fiscal 2010) **Compared to fiscal 2000: down 6% (Achieved)**
Volatile organic compounds (VOCs)	Reduce amount of VOCs (except methane) released into atmosphere Group-wide by 70% from fiscal 2002 level (by fiscal 2008) **Compared to fiscal 2002: down 47.3%**
Reduction of industrial waste	Reduce industrial waste output (volume of industrial waste/production value) by 50% compared to fiscal 2000 level (by fiscal 2010) **Compared to fiscal 2000: down 39.4%**
	Reduce generation of general waste by 35% compared to fiscal 2000 level (by fiscal 2010) **Compared to fiscal 2000: down 28.8%**
	Achieve recycling rate (volume of waste recycled/total volume of general waste generated) of 98% by processing waste from main raw materials (by fiscal 2010) **Fiscal 2006 recycling rate: 99.9% of paper, 94.5% of plastic wastes, 99.2% of waste metals and 76.1% of glass wastes**
	Achieve zero emissions throughout the DNP Group (by fiscal 2010) **Fiscal 2006 final disposal site usage rate: 1.9 %**
Development and sale of eco-friendly products	Increase net sales of eco-friendly products by 10% over previous year, to reach 300 billion yen (by fiscal 2010) **Fiscal 2006 net sales of eco-friendly products: 265.8 billion yen (Achieved)**
Green purchasing	Increase the ratio of "green" (per standards set by DNP purchasing headquarters) raw materials costs relative to the cost of all raw materials purchased to 40% (by fiscal 2010). **Fiscal 2006: 37.4% (Achieved)**
	Increase ratio of amount spent on products that are officially recognized as being environmentally friendly (Eco-mark products, etc.) relative to total amount spent for general supplies (office supplies and equipment, etc.) to 50% (by fiscal 2010) **Fiscal 2006: 43.3% (Achieved)**
Office environment	Collect at least 70% of used paper relative to general waste (every year) **Fiscal 2006 collection rate: 71.2% (Achieved)**
Environmental preservation	Keep maximum concentration of gases subject to atmospheric emissions regulations to within 70% of legal limit **Fiscal 2006 achievement rate (relative to DNP's own standard): 98% (Achieved)**
	Keep maximum concentration of substances subject to wastewater regulations to within 70% of legal limit **Fiscal 2006 achievement rate (relative to DNP's own standard): 96% (Achieved)**
	Keep maximum noise levels at production site boundaries within 95% of legal limit **Fiscal 2006 achievement rate (relative to DNP's own standard): 64% (Achieved)**
	Keep maximum vibration levels at production site boundaries within 95% of legal limit **Fiscal 2006 achievement rate (relative to DNP's own standard): 100% (Achieved)**
	Keep maximum odor levels at production site boundaries within 70% of legal limit **Fiscal 2006 achievement rate (relative to DNP's own standard): 98% (Achieved)**





Creating Lively Workplaces

Each DNP Group employee works at growing and realizing his or her own potential in order to be a responsible, confident and independent professional who meets challenges proactively and courageously.

DNP cultivates an emergently evolving corporate culture and provides environments and mechanisms that support each employee's growth and self-development, so that each employee can make the best use of his or her abilities as a professional.

Transparent and Fair Hiring Practices

We provide equal opportunities to anyone who shares our corporate vision and wants to work with us to realize his or her potential, and we use fair and equitable methods of selecting and hiring employees. We also participate actively in internship programs.

Type of Hiring	Description	Results
New hiring	We inform candidates of the type of person we are looking for, the steps in our hiring process, the timing of each step, and what we are looking for in each interview. In order to avoid mismatches, we assign young employees as recruiting partners to give candidates a real-life picture of our company.	Fiscal 2006 new hires Regular employees: 150 (100 men, 50 women) Technical staff: 260 (210 men, 50 women)
Mid-career hiring	We advertise broadly via the Internet, with no age restrictions. We explain clearly and specifically the job duties of the positions we seek to fill.	Fiscal 2006 mid-career hires: 65
Internships (arranged jointly with Group companies)	In response to requests from schools and students seeking experience in the working world, we provide students with opportunities to gain work experience. These opportunities do not necessarily lead to regular employment.	Fiscal 2006: 105 interns accepted July-September, in 74 categories

Cultivating Independent Professionals

We believe it is important for each employee to work at self-development, consider his or her own career path, decide what kind of work he or she wants to do, and expand his or her own field of work. In order to support these efforts, we have established personnel systems that allow employees to choose the kind of work they want to do, as well as education, evaluation and compensation systems that encourage employees to acquire specialized knowledge and skills.



People who aspire to be professionals capable of working independently and cooperatively
21st-century Vision
Management creed
Business vision/Guidelines for Conduct
Each employee's effort/self-development
Respect for diversity
Flexible working styles
Safe and hygienic workplaces
Training systems and mechanisms
Personnel/organizations/systems/measures
Training sponsored by operational division or Group company
On-the-job training
Outside seminars
Collective training, internships
Training sponsored by head office
Collective training, Network Learning
Correspondence courses
Appointee training
Career change training
Support and guidance from leaders
Continuation and enhancement of dialogue
Professional staff capable of working independently and cooperatively
Emergently evolving organizational climate/corporate culture
Free and open work environment
Realization of our 21st-century Vision

1. Personnel System

System	Description	Results
Open recruiting system	We advertise positions requiring specialized knowledge and positions in new businesses or new product development. Anyone with ability, experience and the desire to be challenged is free to apply. Discovery of talented employees and realization of their potential.	Fiscal 2006: Number of positions offered 120 Number of employees reassigned 51
In-house venture system	We provide training, financing and other types of support for employees who have entrepreneurial aspirations and want to start an independent new business. Generally, we appoint the person who proposed the idea for a new company to be its president.	April 2002: CP Design Consulting Co., Ltd. Sept 2003: M's Communicate Co., Ltd. Sept 2004: At Table Co., Ltd. Jan 2005: Mobile Impulse Co., Ltd. Jan 2006: YouToo Co., Ltd.
In-house apprenticeship system	In order to improve skills related to their position, employees may work as an apprentice in a different section for a limited term, and then return to their original job.	Fiscal 2006: 3 employees
Certification support program	This program pays incentives to employees who acquire specialized knowledge, skills or certifications needed for their job (covers about 90 types of certification, up to 100,000 yen).	Increased the number of employees who are certified for specialized knowledge or skills related to IT or other areas pertinent to their work Fiscal 2006: 593 employees certified
Mastership recognition program	Employees with valuable production skills are designated as "Meisters" and are encouraged to acquire additional specialized skills and cultivate successors by passing on their talents. Meisters receive a certificate of recognition from the president, and are paid a special allowance.	A total of 47 employees recognized as of March 2007
Special skills recognition program	Employees with advanced specialties, whose talents are recognized particularly widely both inside the company and outside, receive special compensation.	Fiscal 2006: 3 employees recognized As of March 2007, 16 employees had been recognized
Evaluation / compensation systems (management-by-objective system, etc.)	At regular intervals, employees sit down with their supervisors to set future performance targets and evaluate past performance. Employees and supervisors increase mutual understanding through discussion and counseling. Evaluation results are directly reflected in salaries and bonuses.	Expanded the scope of application to almost all employees by October 2003 Expanded feedback of evaluation results to include general employees, as of 2005 winter bonus payment time
Self-reporting system	We ask employees whether they want to change positions or workplaces in order to further their careers, and any other requests they may have related to their life plans. When the company and the employee agree, steps are taken to realize the employee's wishes.	Fiscal 2006: 302 employees participated in self-report interviews; 120 of them changed positions

2. Training for Employees Who Want to Advance Their Career

Each employee sketches his or her own career path, envisioning how they want to be in the future and considering the skills they will need to acquire in order to reach their goals. Each one aims to be able to collaborate smoothly with others inside and outside the company, as an accountable, self-confident and autonomous professional in their own field. DNP helps employees achieve their career goals by providing practical and diverse training programs that support the acquisition of basic or specialized knowledge required in various fields, or the development of people skills (including self-control and interpersonal skills) or conceptual skills for handling information and concepts, etc.

Free, Open and Pleasant Working Environments

1. Respecting Diversity

We believe that in order to contribute to society by realizing a free, open and emergently evolving corporate culture, it is important that all of our employees achieve self-realization and express their potential. Toward this end, we think it is important for employees to respect each other and create pleasant working environments without regard for such factors as gender, age or disabilities.

System	Description	Results
Hiring people with disabilities	We achieved the legally mandated ratio of disability employment, based on the premise that people with disabilities should be able to function normally in society. We educate workplace leaders so they can understand employees' special needs.	As of March 2007: disabled employee rate 1.87%
Hiring seniors	Employees who want to continue working as seasoned professionals after reaching mandatory retirement age may be hired as "senior staff."	Fiscal 2006: 65.8% of eligible employees chose to work as senior staff
Eliminating gender bias from the workplace	• We conducted training seminars for managers about supporting women's careers. • We expanded career opportunities for women. • We sent female managers to outside training seminars.	From June 2003 to March 2007: 1,825 managers participated in training about supporting women's careers

2. Flexible Working Styles

If every employee is to reach his or her full potential as a professional, it is important that consideration be given to the enhancement of personal lives, individual career plans and life plans, and that working time be balanced with ample time for self-development and a private life. It is equally important that coworkers respect the value of each other's time.

In addition, we have established a Group-wide "Total Health Support System" to promote the physical and mental health of employees and their families. This system supports employees' own efforts to maintain the best possible physical and mental condition.

System	Description	Results
Childcare leave	• Until April 30 of the child's second year, or until a child is 18 months old • Up to twice per child, within the period in which childcare leave is allowed Revised April 2005	Fiscal 2006: 77 employees took leave under this system (Dai Nippon Printing Co., Ltd.)
Support Program for Employees Returning to the Workplace after Childcare Leave	A system aimed at creating environments that allow employees to feel secure about taking leave to accommodate birth and childcare, to smoothly return to the workplace, and to make the most of their potential while working and raising a family	As of March 2007, there were 54 people registered with our online "wiwiw" program As of January 2007, the "Kangaroo Club" had 27 members in Tokyo and 10 members in Osaka
Life Plan Consulting Center	Provides information about pensions, employment insurance, motivation for living , lifelong education, etc. to assist individuals with planning for life after retirement	Fiscal 2006: 718 consultations
Career Consulting Center	Provides counseling and guidance regarding career development	Fiscal 2006: 136 employees used the center

3. Creating Safe and Pleasant Workplaces

All of our employees want to work in a safe and pleasant environment, so they take action to maintain safety and hygiene. Our basic policy is to support the creation of comfortable and pleasant working environments and working styles that make room for family life. Accordingly, we created a system of safety and hygiene activities for all employees to participate in, and we attach great importance to this system.

System	Description	Results
Creation of guidelines	The Central Safety and Hygiene Committee determines safety and hygiene-related policies each year. Each operational division and group company then determines its own policies, based on the central committee's policies and taking into account the characteristics of each workplace.	<Major standards and guidelines> 1) Workplace environment improvement Workplace environment standards, guidelines for preventing noise in the workplace, guidelines for tobacco smoking 2) Preventing work-related accidents Guidelines for preventing industrial accidents caused by machinery, etc.
Improving skills	The safety and hygiene committees play the leading role in promoting activities that are tailored to each workplace, and in improving employees' skills when necessary to allow the committees to function effectively.	We encouraged employees to become certified as hygiene managers, work supervisors, chemical substance handlers, etc. The figures below show the number of employees as of March 31, 2007. Certified hygiene managers 385 Certified work supervisors 2,367 Completed training in restricted operations 6,051 Completed special educational seminar 1,955
Accident prevention	Analyze potential causes of accidents, identify risk factors that contribute to workplace accidents, develop activities that promote evaluation and reduction of those risks.	DNP's accident rate is low compared to the all-industry average and even compared to the average for all types of printing industries. Jan - Dec 2006: Industrial accident rate (the number of employees who missed work due to a work-related accident divided by the total number of hours worked in units of 1 million hours): 0.44

4. Secure Working Environments (Disaster Prevention Framework)

DNP has created an earthquake response outline and a central disaster prevention basic plan in order to secure employees' safety, restore functioning to workplaces, and support employees' families and local residents in the event of a disaster. We established "Disaster Prevention Councils" in the operating divisions at our headquarters and in outlying areas, and at Group companies. In the event of an earthquake, these councils are prepared to automatically begin functioning as response headquarters. Six action teams are to take specific disaster prevention measures and earthquake response measures, with each team taking responsibility for the rescue of victims, care of buildings, asset protection, business operations, PR or community aid.

Contributing to Society

Promoting Cultural Activities

Printing is based on the art of making reproductions, which DNP sees as a new kind of creative technology that can contribute to the development of art and culture. DNP is engaged in highly original cultural activities centered around supporting graphic arts.

Our two galleries — one in Tokyo and one in Osaka — hold exhibitions of creative works that highlight graphic design and/or printing, by artists and groups from Japan and abroad. In January and February of 2007, we commemorated the 20th anniversary of ggg's opening by holding an exhibition called "EXHIBITIONS," which explored developments in graphic design over the past 20 years.

Ginza Graphic Gallery (ggg)

Opened in 1986



URL: http://www.dnp.co.jp/gallery/ggg/

- Number of events held: 250
- Aggregate number of visitors: 815,000

Location: DNP Ginza Bldg. 1F, 7-7-2 Ginza, Chuo Ward, Tokyo, Japan 104-0061
Telephone: 03-3571-5206
Open 11:00 - 19:00 (till 18:00 on Saturdays); closed Sundays and holidays
Admission free of charge

ddd Gallery

Opened in 1991



URL: http://www.dnp.co.jp/gallery/ddd

- Number of events held: 152
- Aggregate number of visitors: 220,000

Location: Nanba SS Bldg., 1-17-28 Minamihorie, Nishi Ward, Osaka, Japan 550-8508
Telephone: 06-6110-4635
Open 11:00 - 19:00 (till 18:00 on Saturdays); closed Sundays, Mondays and holidays
Admission free of charge

Maison des Musées de France (MMF)

Opened in 2003

URL: http://www.museesdefrance.org/



DNP established MMF as a venue for enjoying French arts and culture. It serves as an information center, boutique and gallery, providing information about French art museums and artworks, and selling merchandise from French museums. MMF invites museum curators, critics and researchers to give seminars from time to time.

- Total number of visitors to information center: 21,000
- Total number of seminars given: 34
- Total number of seminar participants: 1,531

Location: DNP Ginza Annex 7-7-4 Ginza, Chuo Ward, Tokyo, Japan 104-0061
Telephone: 03-3574-2384
Open 11:00 - 19:00, closed Sundays

The Center for Contemporary Graphic Art

Opened in 1995

http://www.dnp.co.jp/gallery/ccga/



The Center for Contemporary Graphic Art is the home of the Tyler Graphics Archive Collection, produced at the renowned U.S. print workshop, Tyler Graphics Ltd. In addition to holding regular showings of its permanent collection, the Center also introduces a wide variety of contemporary graphic art.

- Number of exhibitions held: 41
- Aggregate number of visitors: 59,000

Location: 1 Miyata, Shiota, Sukagawa-shi, Fukushima, Japan 962-0711
Telephone: 0248-79-4811
Open 10:00 - 17:00 (Admission until 16:45); closed Mondays (unless Monday is a public holiday), the day after public holidays, (except when this falls on Saturday or Sunday), and exhibit changes, between late December and the end of February
Admission ¥300; ¥200 for students (free for children 12 and under, seniors over 65, and handicapped-certificate holders)

Web site
DNP Museum Information Japan artscape

DNP Museum Information Japan artscape (アートスケープ) Run by DNP ARCHIVES.COM

URL: http://www.dnp.co.jp/artscape/



News and information about exhibitions at art museums throughout Japan and other art-related events is updated twice a month and broadcast as a Web Magazine.

DNP received the 2005 "Mécénat Award for Information Communication Culture of the Arts" for continuing to provide specific information on the arts. In 2006, we added an English-language version.

- Updated: twice monthly
- Hits: about 1.5 million page views per month

A museum information site, Museum information Japan (MIJ), which was eastablished in 1995, is the predecessor of Artscape.

LOUVRE - DNP MUSEUM LAB [The Louvre - DNP Museum Lab]

URL : http://www.museumlab.jp

The Louvre - DNP Museum Lab is a joint project between the Musée du Louvre and Dai Nippon Printing that has been exploring new approaches to art appreciation since October 2006. The project combines DNP's expertise in information technology and state-of-the-art digital imaging with the Louvre's expertise in educating the public about cultural assets. Between 2006 and 2009, the Museum Lab is scheduled to hold six exhibitions at DNP's Gotanda Building, with each exhibition lasting around five months. The facility is open to the general public. Visitors are given a ticket containing an IC tag and a PDA system that allows them to get information about the works of art on display and the artists who created them, according to pre-registered preferences such as language (Japanese, French or English) and method of viewing.



First exhibition: A Carabineer, by Théodore Géricault ©Photo DNP
October 30, 2006 to March 10, 2007



Second exhibition: Tanagras, Female Figures of Ancient Greece ©Photo DNP
April 26, 2007 to September 8, 2007

Location: DNP Gotanda Bldg. 1F, 3-5-20 Nishi-Gotanda, Shinagawa Ward, Tokyo, Japan 141-8001 Telephone: 03-5435-0880
Open 17:00-20:30 on Mondays, Tuesdays and Thursdays, 17:00-20:30 on Wednesdays and Fridays, 11:00-17:30 on Saturdays; closed Sundays and holidays
Admission free of charge

KidZania Tokyo [Kidzania Tokyo, DNP Pavilion (Print shop)]

URL : http://www.dnp.co.jp/kidzania/index.html

Kidzania Tokyo is Japan's first "Edutainment Town," giving children the chance to experience various kinds of work normally reserved for adults. It opened October 5, 2006 in Toyosu, Koto Ward. DNP opened a "Print shop" pavilion where children can try their hand at graphic design by producing posters.

The children use computers to compose their own designs, which may include text, photographs and illustrations, etc. The children can print out their poster and take it home.

This activity is designed to make children aware of printing's role in "communicating information to people," and to allow them to practice self-expression and design that is appropriate for a particular purpose. Since March 2007, the children have been producing "eco-posters" that promote conservation of the Earth's environment using Kidzania Tokyo's "Six Principles of Children's Eco-Action."

By passing on technology and expertise that DNP has cultivated through printing, and by opening up possibilities for children's futures, DNP contributes broadly to society.

"Six Principles of Children's Eco-Action"

1. Set air-conditioning no cooler than 28°C and heat no higher than 20°C.
2. Carry my own chopsticks and bag. Tell the cashier "I don't need a bag."
3. Turn off lights when I leave the room.
4. Use pencils, pens, erasers and paper carefully, without wasting.
5. Treat animals and plants with respect.
6. Tell adults to reduce carbon dioxide emissions.




DNP

Financial Section





Contents

Management's Discussion and Analysis

Net Sales by Consolidated Segments
(%)


Beverage
4.7 %
Information
Communication
42.7%
Electronics
18.6 %
Lifestyle and
Industrial Supplies
34.0%

OPERATING RESULTS

Business Environment

In the fiscal year ended March 2007, greater capital spending linked with improved corporate profits and a solid trend in personal consumption were among the indicators that showed the Japanese economy's continued gradual recovery.

However, the business environment surrounding the printing industry remained harsh, due to such factors as soaring crude oil prices that pushed up materials prices and intensified competition causing unit prices to fall.

In Information Communication, the publishing industry saw an increase in free newspapers and magazines, but there was a decline in the number of new magazines launched and a big drop in magazine circulations. Overall publishing industry sales declined 2.8% from the previous year, falling below the previous-year level for the ninth consecutive year. On the other hand, advertising-related sales from April 2006 until March 2007 rose 1.6% year on year, marking three consecutive terms of a year-on-year increase. Advertising sales rose in the first half of the year due to the Soccer World Cup and other favorable events, but in the second half corporate profits turned lackluster and advertising expenses declined. In the business forms sector, we enjoyed increased demand related to IPS (information processing services) such as invoice issuing, while the smart card market expanded well thanks to a broader demand for smart cash cards that verify the user's identity by checking vein patterns in a palm or fingertip.

In Lifestyle and Industrial Supplies, demand for paper food containers and paper cups declined, but demand for flexible packaging materials increased, helped by solid domestic personal consumption. Amid a good deal of interest in sterilization technology, we found new customers for our large aseptic beverage bottle-filling systems. Meanwhile, the number of housing starts increased by 2.9% over the previous year, rising for the fourth year in a row. Sales of eco-friendly lifestyle materials increased, and there was solid demand for building materials from overseas markets as well as in Japan. In Industrial Supplies, growth in the flat display market supported expansion in the market for functional optical films such as anti-glare film used in LCDs (liquid crystal displays). Also, more widespread use of digital cameras resulted in a strong demand for ink ribbons for digital color printers.

In the Electronics segment, there was continued growth in the display market, especially the market for flat-panel televisions. However, the environment was less conducive to profitability due to such factors as a glut of LCD panels that led to major production cutbacks and sharp drops in panel prices.

Overview

The DNP Group strove to secure good results by engaging in dynamic sales activities to provide products and services developed in response to customer needs, and by making a group-wide push to implement "Production 21" cost-cutting measures. Consolidated net sales increased 3.3% over the previous year. By segment, net sales from Information Communication rose 1.0% as increases in sales from commercial printing and business forms outweighed a decline in publishing-related sales. In Lifestyle and Industrial Supplies, packaging sales declined, but building materials and industrial materials increased. Partly due to the addition of the photography-related businesses newly acquired from Konica Minolta Holdings, this segment's sales increased sharply, by 11.0%. In Electronics, net sales slumped 1.6% due to poor sales of LCD color filters and other display components. The Beverages segment's sales suffered from intensified competition, and declined 3.0% from the previous year.

Operating income declined 20.3% from a year earlier. This difficult situation resulted from decreased order volumes, unit price declines resulting from intensified competition and customer demands, higher material prices and increased depreciation expenses.

Operating income margin declined 1.8 percentage points to 6.2%.

As can be seen from the above, this fiscal year's results reflect a very harsh situation. Net income also declined, by 15.9% from a year earlier.

	2007.3	2006.3	2005.3
Net sales (in millions of yen)	¥ 1,557,802	¥ 1,507,506	¥ 1,424,943
Gross profit margin (%)	18.6%	20.3%	21.3%
Operating income margin (%)	6.2%	8.0%	8.5%
Net income margin (%)	3.5%	4.3%	4.2%
Net income per share (yen)	¥ 78.09	¥ 91.23	¥ 82.56

(¥ Million, ¥, %)

Net Sales

Net sales this term increased by 50.3 billion yen, or 3.3%, to 1,557.8 billion yen, renewing the Group's record high for the fourth year in a row. On the other hand, the decline in unit prices was even more severe than the previous year due to intensified competition. Lower unit prices cost us about 21.6 billion yen in net sales.

Looking at net sales by segment, in Information Communication, the publishing of free newspapers and magazines increased, but the publishing of books and magazines declined. Sales of commercial printing were strong, with increased orders for pamphlets and other kinds of promotional materials. In the business forms sector, sales of smart cards and IPS (information processing services) were also good.

Lifestyle and Industrial Supplies enjoyed increased sales of flexible packaging for food-related use. Amid good reviews of DNP's aseptic technology, we sold large aseptic bottle-filling systems for the fifth year in a row. Sales of preformed bottles for aseptic filling also grew. In the lifestyle materials sector, we enjoyed strong sales of eco-friendly materials for residential use. In Industrial Supplies, sales of antiglare film for LCDs increased sharply, as did sales of ink ribbons for color printers thanks to the expansion of the digital photo print market.

In Electronics, LCD panel production adjustments and price cuts led to a decline in sales of color filters and other display-related products. Demand for cutting-edge (65 nm) photomasks was stagnant.

Gross Profit Margin
(%)


25
20
15
10
5
0
20.3
20.8
21.3
20.3
18.6
03
04
05
06
07

Cost of Sales

DNP's cost of sales increased by 65.9 billion yen, or 5.5%, over the previous fiscal year to 1,268.1 billion yen. The gross margin declined by 1.7 points, from 20.3% to 18.6%.

Prices of raw materials such as petrochemicals and printing paper rose this fiscal term, as they did last term. This increased our costs by roughly 9.7 billion yen. Compared to the impact of materials cost increases in the previous year, this year's effect was bigger by 3.7 billion yen, or 61.7%.

In order to counter the effects of materials cost increases, since April 2002 DNP has been focusing on "Production 21" cost-cutting measures such as improving process efficiency, improving yields, reducing material losses, and shortening preparation and lead times. This term, we applied successful measures horizontally throughout the Group, and strove to raise standards for the manufacturing division as a whole. Thanks to these activities, this fiscal year we reduced production costs by 22.2 billion yen compared to what they would have been had we not taken any cost-cutting measures.

SGA Expenses to Net Sales
(%)


15
12
9
6
5
0
13.4
13.2
12.9
12.3
12.4
03
04
05
06
07

Selling, General and Administrative Expenses

Selling, general and administrative expenses this fiscal year increased by 89.1 billion yen, or 4.8%, to 193.6 billion yen. The percentage of these expenses relative to sales rose 0.1 point from 12.3% to 12.4%.

Our continued efforts at containing costs, for example by using information technology to boost operational efficiency and by improving budget management in order to reduce variable costs, resulted in 800 million yen worth of savings. Added to the 22.2 billion yen in manufacturing costs that we saved, cost reductions amounted to a total of 23.0 billion yen.

Operating Income

This fiscal year, DNP's operating income was strongly affected by lower unit prices and increased raw material costs. Operating income declined by 24.5 billion yen, or 20.3%, to 96.1 billion yen. We were able to pass on to customers about 50% of roughly 9.7 billion yen in raw materials cost increases, but the remainder took a significant bite out of our income. As a result, our operating income margin dropped sharply, from 8.0% in the previous fiscal year to 6.2%.

By segment, operating income from Information Communication sagged 0.1%, or 58 million yen, to 51.0 billion yen. In Lifestyle and Industrial Supplies, it declined 1.3 billion yen, or 3.6%, to 36.3 billion yen. In Electronics, operating income fell 22.9 billion yen, or 60.6%, to 14.9 billion yen. In Beverages, operating income surged by 352 million yen, or 122.5%, to 640 million yen.

Operating Income Margin
(%)



10
8
6
4
2
0
6.9
7.6
8.5
8.0
6.2
03
04
05
06
07

Other Income (Expenses)

This fiscal year, the net balance of other income and expenses was income of 2.9 billion yen, up 8.8 billion yen from the previous year.

The main reasons for this included an increase of 4.4 billion yen in gains on the sale of marketable securities and investment securities, and a decline of 6.1 billion yen in impairment losses on fixed assets, which together made up for a 3.2 billion-yen increase in losses on the disposal of property, plant and equipment.

As a result of the above, income before income taxes and minority interests was 99.0 billion yen, representing a decrease of 15.7 billion yen or 13.7% from the previous fiscal year.

Net Income

Net income totaled 54.8 billion yen, down 15.9%, or 10.3 billion yen, from the previous fiscal year. Net income per share dropped sharply, to 78.10 yen, compared to 91.23 yen a year earlier.

ROE
(%)



7
6
5
4
3
2
1
0
3.0
5.5
6.0
6.3
5.1
03
04
05
06
07

Capital Expenditures, Research and Development Expenditures, etc.

For five fiscal years in a row, from the year ended March 1997 to the year ended March 2001, DNP invested more than 100 billion yen per year in capital expenditures. For the next four fiscal years, however, from April 2001 until March 2005, we reduced capital expenditures and worked at concentrating investments on strategic areas and making the most effective use of existing facilities and equipment. From the fiscal year ended March 2006, we reviewed this policy and resumed active investment in plants and equipment in order to respond to increased demand accompanying economic recovery and to prepare for the expanding markets of the future. In addition to boosting production capacity for strategically important products like color filters, optical films and smart cards, we built the DNP Gotanda Building as a base for promoting P&I Solutions and reviewed further investment in printing machines in our existing businesses.

In the fiscal year through March 2007, we invested actively in strategically important products, including the acquisition of a liquid crystal color filter production line from Sharp Corporation at its Kameyama No. 2 Plant, installation of a new optical film line at our Mihara Plant in Hiroshima, and further investment in the updating of printing machines. In all, capital investment this fiscal year amounted to 162.8 billion yen, representing an increase of 26.8 billion yen, or 19.7%, over the previous year's final figure of 136.0 billion yen.

By segment, capital spending for Information Communication increased 14.5 billion yen over the previous year to 41.1 billion yen, constituting 25% of our overall capital spending. Capital spending for Lifestyle and Industrial Supplies amounted to 39.9 billion yen, up 11.1 billion yen year on year, also 25% of the total. For Electronics, we invested 76.0 billion yen, an increase of 1.3 billion yen, and 47% of the total. Capital spending for other businesses declined by 100 million yen from the previous year to 5.8 billion yen, representing 3% of the total.

Research and development expenditures totaled 30.1 billion yen, an increase of 1.4 billion yen or 4.9% from the previous fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

In order to expand our business, DNP's management believes that it is important to steadily expand cash flow generated through aggressive operating activities, and to concentrate investment in strategic areas. In addition, we believe that a sound financial constitution is indispensable to stable growth in the medium and long terms, so we have worked hard to enhance our company's financial position.

Cash Flow

		2007.3		2006.3		2005.3
Cash flows from operating activities	¥	123,011	¥	141,673	¥	178,342
Cash flows from investing activities		(150,717)		(151,781)		(126,229)
Free cash flow	¥	(27,706)	¥	(10,108)	¥	52,113

(¥ Million)

This fiscal year, cash flows generated by operating activities decreased by 13.2%, or 18.7 billion yen, from the previous fiscal year to 123.0 billion yen. The main reasons for this decrease were that larger net sales resulted in an increase of 34.2 billion yen in trade receivables, an increase of 14.5 billion yen from the previous year's change, while the increase in inventories was 18.0 billion yen, or 19.6 billion yen more than the previous year's change.

Cash flows used in investing activities decreased by 0.7%, or 1.1 billion yen, to 150.7 billion yen.

Cash flows used in financing activities decreased 8.8%, or 4.1 billion yen, to 42.6 billion yen. Major uses of this cash included expenditures of 19.7 billion yen for purchases of treasury stocks and 19.1 billion yen for dividend payments.

As a result of these activities, DNP's cash and cash equivalents at the end of the fiscal year amounted to 170.5 billion yen, down 68.7 billion yen, or 28.7%, from a year earlier.

This fiscal year, free cash flow — i.e. cash flow generated by operating activities minus cash flow used in investment activities — was -27.7 billion yen, mainly because we invested aggressively in facilities and equipment for strategically important products like color filters, optical film, IPS and smart cards, which are expected to be the targets of great demand in the future.

Current Ratio
(%)


200
150
100
50
0
171
197
186
178
166
03
04
05
06
07

The Balance Sheet

Since our mission is to increase DNP's corporate value, we try to maintain the liquidity that we need while increasing capital efficiency in order to implement our business strategies in a flexible manner and respond promptly to changes in the business environment.

	2007.3	2006.3	2005.3
Total assets (in millions of yen)	¥ 1,700,250	¥ 1,662,377	¥ 1,600,129
Current ratio (%)	166%	178%	186%
Working capital-to-net sales (%)	20%	23%	27%
Debt-to-equity ratio (%)	6	6	7
Book value per share (in yen)	¥ 1,544.02	¥ 1,507.90	¥ 1,409.18

(¥ Million, ¥, %)

DNP's total assets at the end of this fiscal year amounted to 1,700.3 billion yen, representing an increase of 37.9 billion yen, or 2.3%, over the previous fiscal year.

Looking at current assets, cash and cash equivalents decreased by 28.7%, or 68.7 billion yen, from the previous fiscal year, to 195.6 billion yen. Trade receivables increased by 9.4%, or 40.8 billion yen, to 477.2 billion yen. Marketable securities holdings increased by 47.0%, or 3.2 billion yen, to 10.0 billion yen. Inventories increased by 18.8 billion yen, or 24.5%, to 95.2 billion yen. As a result, total current assets decreased by 4.9 billion yen, or 0.6%, to 800.3 billion yen.

Looking at investments and advances, investment securities decreased by 30.4 billion yen, or 13.7%, to 190.9 billion yen. Accounts with non-consolidated subsidiaries and associated companies declined by 3.2 billion yen, or 27.8%, to 8.2 billion yen. Overall, investments and advances decreased by 34.8 billion yen, or 14.8%, to 200.5 billion yen.

Property, plant and equipment increased by 11.7%, or 66.8 billion yen, to 635.8 billion yen. The main factors behind this increase were year-on-year increases in the value of buildings (by 39.1 billion yen or 9.2%), machinery and equipment (56.3 billion yen, 5.9%), land holdings (5.5 billion yen, 4.6%) and construction in progress (3.6 billion yen, 11.8%). Other assets increased by 10.7 billion yen, or 20.2%, to 63.7 billion yen.

As of the end of the fiscal year, current liabilities were up by 29.5 billion yen, or 6.5% year on year, to 482.4 billion yen. The main reasons for this increase were the facts that trade payables increased in conjunction with larger sales, rising by 26.0 billion yen, or 8.4%, to 337.6 billion yen, although at the same time income taxes payable declined by 10.1 billion yen, or 36.0%, to 18.0 billion yen.

Under long-term liabilities, long-term debt increased by 2.9 billion yen, or 5.3% from the previous year, while our liability for retirement benefits decreased by 3.2 billion yen to 55.3 billion yen. In all, long-term liabilities increased by 150 million yen, or 0.1%, to 118.4 billion yen. The balance of outstanding corporate bonds was unchanged from the previous year at 50.0 billion yen.

Total liabilities increased by 29.6 billion yen, or 5.2% from the previous year, to 600.8 billion yen.

DNP has been repurchasing its shares since February 2003. This fiscal year, we purchased

10,650,000 shares for 19.5 billion yen, bringing the cumulative total to 63,527,000 shares worth 103.1 billion yen. This term we also retired 10 million shares on November 21, 2006, for 16.5 billion yen, bringing the cumulative total of retired shares to 29 million shares worth 44.1 billion yen.

As a result, this fiscal year's reduction in treasury stock increased by 3.1 billion yen over the previous year's 57.5 billion yen to 60.6 billion yen, which was a factor that reduced net assets. On the other hand, retained earnings increased by 2.8%, or 22.3 billion yen, to 828.7 billion yen, which helped boost net assets.

As a result of the above factors, DNP's total net assets at the end of the fiscal year increased by 7.5%, or 8.2 billion yen, to 1,099.4 billion yen.

Equity Ratio
(%)


80
60
40
20
0
65.0
64.7
63.0
64.0
63.0
03
04
05
06
07

RISK MANAGEMENT

The performance and the results of DNP could be significantly affected by a variety of factors and circumstances that might arise in the future. Because DNP is aware of these risk factors, our policy is to strive to minimize their potential effects.

As of the time that we issue this annual report, the following are the major factors that the DNP management views as risks.

The Japanese Economy and Consumption Trends

DNP engages in a wide range of businesses with an extremely large number of customers. We conduct our business so as not to be overly dependent on specific customers. The primary market where we do business is centered on the Japanese domestic market, whereas our overseas sales constitute about 17% of net sales. Therefore, if individual consumption and other aspects of domestic demand should slow down due to fluctuations in the Japanese economy, our corporate performance could be affected by decreased orders, lower unit sale prices, or other effects of such a downturn.

Changes in the Electronics Market

We expect our electronics segment to be highly profitable and we believe it has good growth potential. We position it as a strategic sector which we aim to expand in the future. We intend to secure steady profits from it by focusing on building business strategies based on a careful compilation of information and the development of highly competitive, high-added-value products. However, the market for display components and electronic devices is subject to sudden changes. It is possible that DNP's performance could be affected by sudden changes affecting products that we handle, such as dramatic fluctuations in demand or a plunge in unit prices.

Fluctuations in Raw Material Procurement

We procure raw materials such as printing paper and film from multiple suppliers in Japan and overseas. We work hard to secure stable supplies and maintain optimal prices. However, there is some potential for temporary imbalances between supply and demand due to factors like spikes in petroleum prices or sudden surges in demand from the Chinese market. We intend to cope with such instances by negotiating with our customers. However, if it should become extremely difficult to secure supplies, or if prices rise markedly, it is possible that our corporate performance could be affected.

Development of New Products and Technologies

DNP adapts printing technologies in order to develop new products and technologies that meet the needs of our customers and the market. We provide products and services to a wide range of industrial sectors. In recent years, the pace of technological innovation has become faster than ever, and customers' needs have been rapidly diversifying. We believe that in the future, competition in the area of product development will become more intense than ever before, and it is possible that our performance could fluctuate significantly due to unforeseeable changes in market trends or a shortening of product life cycles.

Currency Fluctuations

Particularly in such fields as electronics, we are expanding our dealings in products and services with customers, suppliers and others overseas. Because we expect the effects of currency rates to gradually become more important, we use such means as foreign exchange forward contracts to hedge the risks of market fluctuations. Nevertheless, it is possible that radical swings in currency values could have a more serious effect on our corporate performance.

Legal Regulations, etc.

We conduct our business based on strict compliance with the law. Wherever we operate, in Japan or overseas, we are subject to a wide variety of legal regulations and restrictions, including laws related to product liability, environmental protection and recycling, anti-monopoly prohibitions, patents, taxes, imports and exports, etc. We can imagine that in the future such regulations could become even more restrictive. If that should occur, it is possible that DNP's business performance could be affected by limitations on our business activities or increased costs.

Information System Security

Now that the Internet and other computer networks and information systems are playing an increasingly significant role in business, the construction of information systems and security measures that protect them have become indispensable to the continuation of business activities. In recent years, DNP has become increasingly vulnerable to computer-related risks, such as the possibility that information systems could be shut down by software or hardware trouble, computer viruses, etc., or that customer information could be leaked outside the company. DNP takes every possible measure to maintain and control computer systems and data through increasingly sophisticated security and employee education. However, in the unlikely event that an accident should occur, it is possible that our business activities could be affected.

Disaster

We take steps to protect our production equipment and other major facilities from being damaged by disasters such as fires or earthquakes. In addition, we divide our work among multiple production bases and make every effort to prevent disasters from causing production stoppages or disturbances in our ability to supply products. However, it is possible that our business performance could be seriously affected in the event of unforeseeable situations, such as production stoppage or massive damage to or destruction of our corporate infrastructure resulting from an event such as a huge earthquake or terrorist attack.

Selected Financial Data (unaudited)

	2007	2006	2005	2004
Income Statement Data (¥ Million)				
Net sales	¥ 1,557,802	¥ 1,507,506	¥ 1,424,943	¥ 1,354,101
Cost of sales	1,268,072	1,202,160	1,121,374	1,073,118
Gross profit	289,730	305,346	303,569	280,983
Selling and administrative expenses	193,585	184,676	183,041	178,545
Operating income	96,145	120,670	120,528	102,438
Income before income taxes and minority interests	98,950	114,640	107,686	93,137
Net income	54,842	65,188	59,937	52,971
Balance Sheet Data (¥ Million)				
Total assets	¥ 1,700,250	¥ 1,662,377	¥ 1,600,129	¥ 1,513,734
Property, plant and equipment - net	635,784	568,966	528,009	513,175
Long-term liabilities	118,437	118,287	115,801	119,277
Total liabilities	600,811	571,170	566,796	510,970
Stockholders' equity	-	1,063,309	1,007,944	978,736
Total net assets	1,099,439	-	-	-
Other Selected Data (¥ Million)				
Capital expenditures	¥ 162,886	¥ 136,059	¥ 86,057	¥ 69,834
Depreciation expenses	100,161	87,264	80,440	85,182
R&D expenditures	30,112	28,692	26,386	26,050
Common Share Data (¥, Shares)				
Earnings per share - primary	¥ 78.10	¥ 91.23	¥ 82.56	¥ 71.49
Earnings per share - fully diluted	-	-	-	-
Dividends paid per share	32.00	26.00	24.00	21.00
Book value per share	1,544.02	1,507.90	1,409.18	1,348.40
No. of common shares outstanding - primary	694,226,171	704,972,101	715,076,830	725,677,422
Financial Ratios (%, Times)				
As a percent of net sales:				
Gross profit	18.60%	20.26%	21.30%	20.75%
Selling, general and administrative expenses	12.43	12.25	12.85	13.19
Operating income	6.17	8.00	8.46	7.57
Income before income taxes and minority interests	6.35	7.60	7.56	6.88
Net income	3.52	4.32	4.21	3.91
Return on equity	5.14	6.29	6.03	5.52
Current ratio	166	178	186	197
Debt-to-equity ratio	6	6	7	7

2003	2002	2001	2000	1999	1998
¥ 1,309,002	¥ 1,311,934	¥ 1,342,035	¥ 1,286,703	¥ 1,269,543	¥ 1,336,604
1,043,456	1,071,163	1,091,386	1,039,006	1,033,926	1,056,962
265,546	240,771	250,649	247,697	235,617	279,642
175,665	168,529	164,708	161,811	166,008	172,824
89,881	72,242	85,941	85,886	69,609	106,818
42,244	26,150	69,116	79,199	77,703	100,634
28,774	15,609	33,409	39,034	30,493	56,539
¥ 1,450,027	¥ 1,432,458	¥ 1,489,871	¥ 1,451,700	¥ 1,445,293	¥ 1,450,709
540,874	543,962	561,017	561,898	570,860	536,364
66,821	79,013	86,012	77,637	100,695	100,214
484,581	460,691	522,105	495,541	518,323	538,113
942,083	946,998	939,441	925,646	898,646	885,507
-	-	-	-	-	-
¥ 73,789	¥ 85,096	¥ 103,050	¥ 113,858	¥ 119,372	¥ 111,341
89,239	94,870	94,312	94,588	82,800	73,908
24,097	23,367	24,664	23,571	n.a.	n.a.
¥ 37.80	¥ 20.55	¥ 43.99	¥ 51.40	¥ 40.15	¥ 74.49
37.67	20.53	43.45	50.47	39.54	72.53
19.00	18.00	18.00	18.00	18.00	18.00
1,270.81	1,246.99	1,236.96	1,218.79	1,183.24	1,165.94
741,161,150	759,480,693	759,480,693	759,480,693	759,480,693	759,480,693
20.29%	18.35%	18.68%	19.25%	18.56%	20.92%
13.42	12.85	12.27	12.58	13.08	12.93
6.87	5.51	6.40	6.67	5.48	7.99
3.23	1.99	5.15	6.16	6.12	7.53
2.20	1.19	2.49	3.03	2.40	4.23
3.02	1.65	3.58	4.28	3.42	6.59
171	181	165	160	159	165
6	7	8	9	10	10

Consolidated Balance Sheets

Financial Statements

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries March 31, 2007 and 2006	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 3) 2007
Assets			
Current assets :			
Cash and cash equivalents (Note 4)	¥ 170,489	¥ 239,222	$ 1,444,822
Time deposits	25,107	30,113	212,771
Securities (Note 5)	9,992	6,798	84,678
Trade receivables (Note 10)	477,157	436,331	4,043,703
Allowance for doubtful receivables	(5,210)	(7,118)	(44,153)
Inventories (Note 6)	95,246	76,486	807,169
Prepaid expenses and other current assets (Notes 10 and 13)	27,493	23,295	232,993
Total current assets	800,274	805,127	6,781,983
Investments and advances :			
Non-consolidated subsidiaries and associated companies (Note 10)	8,197	11,355	69,466
Investment securities (Note 5)	190,857	221,253	1,617,432
Other (Note 10)	1,424	2,674	12,068
Total investments and advances	200,478	235,282	1,698,966
Property, plant and equipment, at cost (Notes 7 and 14) :			
Land	124,916	119,400	1,058,610
Buildings	463,864	424,734	3,931,051
Machinery and equipment	1,015,758	959,494	8,608,119
Construction in progress	34,125	30,532	289,195
Total	1,638,663	1,534,160	13,886,975
Accumulated depreciation	(1,002,879)	(965,194)	(8,498,975)
Net property, plant and equipment	635,784	568,966	5,388,000
Other assets (Notes 13 and 14)	63,714	53,002	539,949
Total assets	¥ 1,700,250	¥ 1,662,377	$ 14,408,898

The accompanying notes are an integral part of these consolidated financial statements.

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries March 31, 2007 and 2006	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 3) 2007
Liabilities and Net Assets			
Current liabilities :			
Short-term bank loans (Note 7)	¥ 9,512	¥ 11,654	$ 80,610
Current portion of long-term debt (Note 7)	3,121	2,620	26,449
Trade payables (Note 10)	337,590	311,567	2,860,932
Accrued expenses (Note 10)	40,336	37,850	341,831
Income taxes payable (Note 13)	18,034	28,170	152,831
Reserve for compensation for damage losses	2,400	-	20,339
Other current liabilities (Notes 10 and 13)	71,381	61,022	604,923
Total current liabilities	482,374	452,883	4,087,915
Long-term liabilities :			
Long-term debt (Note 7)	56,597	53,720	479,636
Liability for retirement benefits (Note 8)	55,276	58,448	468,441
Other long-term liabilities (Note 13)	6,564	6,119	55,626
Total long-term liabilities	118,437	118,287	1,003,703
Contingent liabilities (Note 17)			
Net assets			
Stockholders' equity			
Common stock -			
Authorized : 1,490,000,000 shares;			
Issued : 730,480,693 shares in 2007 and 740,480,693 shares in 2006 (Note 9)	114,464	114,464	970,034
Capital surplus (Note 9)	144,898	144,909	1,227,949
Retained earnings (Note 9)	828,708	806,447	7,022,949
Treasury stock, at cost			
36,254,522 shares in 2007 and 35,508,592 shares in 2006 (Note 9)	(60,595)	(57,451)	(513,517)
Total stockholders' equity	1,027,475	1,008,369	8,707,415
Valuation and translation adjustments			
Net unrealized gains on available-for-sale securities	41,332	55,489	350,271
Net deferred losses on derivatives	(4)	-	(34)
Foreign currency translation adjustments	3,094	(549)	26,221
Total valuation and translation adjustments	44,422	54,940	376,458
Minority interests	27,542	27,898	233,407
Total net assets	1,099,439	1,091,207	9,317,280
Total liabilities and net assets	¥ 1,700,250	¥ 1,662,377	$ 14,408,898

Consolidated Statements of Income

Financial Statements

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries Years ended March 31, 2007 and 2006	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 3) 2007
Net sales (Note 19)	¥ 1,557,802	¥ 1,507,506	$ 13,201,712
Cost of sales (Notes 11, 15 and 19)	1,268,072	1,202,160	10,746,373
Gross profit	289,730	305,346	2,455,339
Selling, general and administrative expenses (Notes 11, 15 and 19)	193,585	184,676	1,640,551
Operating income	96,145	120,670	814,788
Other income (expenses) (Note 12):			
Interest and dividend income	3,785	2,727	32,076
Interest expenses	(1,307)	(1,324)	(11,076)
Equity in gains (losses) of associated companies	(100)	442	(847)
Net loss on disposal of property, plant and equipment	(5,136)	(1,898)	(43,525)
Net gain on sales of marketable securities and investment securities	8,043	3,680	68,161
Loss on devaluation of investment securities	(385)	(1,651)	(3,263)
Payments of special retirement benefits	–	(717)	–
Compensation for damage losses	(3,324)	–	(28,169)
Provision for retirement benefits (Note 8)	–	(1,810)	–
Impairment loss on fixed assets (Note 14)	(1,283)	(7,346)	(10,873)
Other	2,512	1,867	21,287
	2,805	(6,030)	23,771
Income before income taxes and minority interests	98,950	114,640	838,559
Income taxes (Note 13):			
Current	36,858	47,550	312,355
Deferred	6,150	515	52,119
	43,008	48,065	364,474
	55,942	66,575	474,085
Minority interests	(1,100)	(1,387)	(9,322)
Net income	¥ 54,842	¥ 65,188	$ 464,763

	Yen 2007	Yen 2006	U.S. dollars (Note 3) 2007
Net assets per common share	¥ 1,544.02	¥ 1,507.90	$ 13.08
Net income per common share:			
Primary	78.10	91.23	0.66

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Financial Statements

Millions of yen

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries Years ended March 31, 2007 and 2006	Number of shares issued (in thousands)	Stockholders' equity				Valuation and translation adjustments			Minority interests
		Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Net unrealized gains on available-for-sale securities	Net deferred losses on derivatives	Foreign currency translation adjustments	
Balance at March 31, 2005	750,480	114,464	144,905	774,653	(51,628)	30,441	–	(4,891)	25,389
Changes of items during the period									
Net income	–	–	–	65,188	–	–	–	–	–
Cash dividends paid	–	–	–	(18,252)	–	–	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(271)	–	–	–	–	–
Net increase resulting from changes in consolidated subsidiaries	–	–	–	–	–	–	–	–	–
Purchases of treasury stock	–	–	–	–	(20,711)	–	–	–	–
Disposal of treasury stock	–	–	4	–	16	–	–	–	–
Retirement of treasury stock	(10,000)	–	–	(14,871)	14,871	–	–	–	–
Changes in unrealized gains on securities available-for-sale	–	–	–	–	–	25,048	–	–	–
Changes in deferred losses on derivatives	–	–	–	–	–	–	–	–	–
Changes in foreign currency translation adjustments	–	–	–	–	–	–	–	4,342	–
Changes in minority interests	–	–	–	–	–	–	–	–	2,509
Other	–	–	–	–	1	–	–	–	–
Total changes of items during the period	(10,000)	–	4	31,794	(5,823)	25,048	–	4,342	2,509
Balance at March 31, 2006	740,480	114,464	144,909	806,447	(57,451)	55,489	–	(549)	27,898
Changes of items during the period									
Net income	–	–	–	54,842	–	–	–	–	–
Cash dividends paid	–	–	–	(19,052)	–	–	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(283)	–	–	–	–	–
Net increase resulting from changes in consolidated subsidiaries	–	–	–	3,236	–	–	–	–	–
Purchases of treasury stock	–	–	–	–	(19,663)	–	–	–	–
Disposal of treasury stock	–	–	2	–	24	–	–	–	–
Retirement of treasury stock	(10,000)	–	(13)	(16,482)	16,495	–	–	–	–
Changes in unrealized gains on securities available-for-sale	–	–	–	–	–	(14,157)	–	–	–
Changes in deferred losses on derivatives	–	–	–	–	–	–	(4)	–	–
Changes in foreign currency translation adjustments	–	–	–	–	–	–	–	3,643	–
Changes in minority interests	–	–	–	–	–	–	–	–	(356)
Other	–	–	–	–	–	–	–	–	–
Total changes of items during the period	(10,000)	–	(11)	22,261	(3,144)	(14,157)	(4)	3,643	(356)
Balance at March 31, 2007	730,480	114,464	144,898	828,708	(60,595)	41,332	(4)	3,094	27,542

Thousands of U.S. dollars (Note 3)

	Number of shares issued (in thousands)	Stockholders' equity				Valuation and translation adjustments			Minority interests
		Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Net unrealized gains on available-for-sale securities	Net deferred losses on derivatives	Foreign currency translation adjustments	
Balance at March 31, 2006	740,480	970,034	1,228,042	6,834,297	(486,873)	470,246	–	(4,653)	236,424
Changes of items during the period									
Net income	–	–	–	464,763	–	–	–	–	–
Cash dividends paid	–	–	–	(161,458)	–	–	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(2,398)	–	–	–	–	–
Net increase resulting from changes in consolidated subsidiaries	–	–	–	27,423	–	–	–	–	–
Purchases of treasury stock	–	–	–	–	(166,635)	–	–	–	–
Disposal of treasury stock	–	–	17	–	203	–	–	–	–
Retirement of treasury stock	(10,000)	–	(110)	(139,678)	139,788	–	–	–	–
Changes in unrealized gains on securities available-for-sale	–	–	–	–	–	(119,975)	–	–	–
Changes in deferred losses on derivatives	–	–	–	–	–	–	(34)	–	–
Changes in foreign currency translation adjustments	–	–	–	–	–	–	–	30,874	–
Changes in minority interests	–	–	–	–	–	–	–	–	(3,017)
Other	–	–	–	–	–	–	–	–	–
Total changes of items during the period	(10,000)	–	(93)	188,652	(26,644)	(119,975)	(34)	30,874	(3,017)
Balance at March 31, 2007	730,480	970,034	1,227,949	7,022,949	(513,517)	350,271	(34)	26,221	233,407

Consolidated Statements of Cash flows

Financial Statements

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries Years ended March 31, 2007 and 2006	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 3) 2007
Cash flows from operating activities :			
Income before income taxes and minority interests	¥ 98,950	¥ 114,640	$ 838,559
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation	100,161	87,264	848,822
Impairment loss on fixed assets	1,283	7,346	10,873
Provision for doubtful receivables (net)	(1,036)	(1,060)	(8,780)
Provision for retirement benefits (net)	(4,708)	(971)	(39,898)
Equity in losses (gains) of associated companies	100	(442)	847
Amortization of consolidation goodwill (net)	1,476	1,080	12,508
Interest and dividend income	(3,785)	(2,727)	(32,076)
Interest expenses	1,307	1,324	11,076
Net gain on sales of marketable securities and investment securities	(8,043)	(3,680)	(68,161)
Loss on devaluation of investment securities	385	1,651	3,263
Net loss on disposal of property, plant and equipment	5,136	1,898	43,525
Increase in trade receivables	(34,238)	(19,696)	(290,153)
(Increase) decrease in inventories	(18,043)	1,547	(152,907)
Increase in trade payables	15,211	5,670	128,907
Other	16,220	(1,540)	137,459
Sub-total	170,376	192,304	1,443,864
Payments of special retirement benefits	–	(717)	-
Payments of income taxes	(47,365)	(49,914)	(401,398)
Net cash provided by operating activities	123,011	141,673	1,042,466
Cash flows from investing activities :			
Net decrease in time deposits	5,008	18	42,441
Payments for purchases of marketable securities	(502)	–	(4,254)
Proceeds from sales of marketable securities	7,202	6,711	61,034
Payments for purchases of property, plant and equipment	(153,995)	(129,472)	(1,305,042)
Proceeds from sales of property, plant and equipment	2,140	4,978	18,136
Payments for purchases of investment securities	(13,887)	(32,157)	(117,686)
Proceeds from sales of investment securities	16,988	5,093	143,966
Interest and dividend received	3,917	3,043	33,195
Other	(17,588)	(9,995)	(149,053)
Net cash used in investing activities	(150,717)	(151,781)	(1,277,263)
Cash flows from financing activities :			
Net decrease in short-term bank loans	(3,266)	(1,309)	(27,678)
Proceeds from long-term debt	4,731	585	40,093
Repayments of long-term debt	(4,365)	(4,998)	(36,992)
Interest paid	(1,311)	(1,333)	(11,110)
Dividend paid	(19,686)	(18,962)	(166,831)
Payments for purchases of treasury stocks	(19,663)	(20,710)	(166,635)
Other	970	15	8,221
Net cash used in financing activities	(42,590)	(46,712)	(360,932)
Effect of exchange rate changes on cash and cash equivalents	1,493	2,686	12,653
Net decrease in cash and cash equivalents	(68,803)	(54,134)	(583,076)
Cash and cash equivalents at beginning of year	239,222	293,356	2,027,305
Cash and cash equivalents of newly consolidated subsidiaries	70	–	593
Cash and cash equivalents at end of year	¥ 170,489	¥ 239,222	$ 1,444,822

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries March 31, 2007 and 2006

1. Basis of Presenting the Consolidated Financial Statements

Dai Nippon Printing Co., Ltd. (hereinafter referred to as the "Company") and its domestic subsidiaries maintain their books of account and prepare their financial statements in conformity with accounting principles and practices generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Financial Services Agency of Japan as required by the Securities and Exchange Law of Japan. Certain reclassifications of accounts and modifications have been made in the accompanying consolidated financial statements to facilitate understanding by readers outside Japan. Certain reclassifications have also been made in the 2006 financial statements to conform with current classifications. In addition, the notes to the consolidated financial statements include additional information which is also not required for disclosure under accounting principles and practices generally accepted in Japan.

2. Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant majority-owned subsidiaries. All significant intercompany accounts and intercompany transactions have been eliminated in consolidation.

The fiscal year-end of the consolidated subsidiaries is the same as that of the Company except for twenty five subsidiaries whose fiscal years end December 31. Significant transactions between December 31 and March 31 are reflected in the consolidated financial statements.

Investments in non-consolidated subsidiaries are stated at cost and, for valuation of such investments, the equity method has not been applied since these investments are considered immaterial in the aggregate. However, investments are devalued if the decline in value is judged to be other than temporary.

Investments in 20% to 50% associated companies are accounted for by the equity method.

The differences between costs and underlying net assets at the date of investment in consolidated subsidiaries are included in other assets or other long-term liabilities and are amortized over a period not exceeding five years.

Translation of foreign currency accounts

Monetary assets and liabilities denominated in foreign currencies of the Company and its domestic subsidiaries are translated into Japanese yen at the exchange rates at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rates prevailing during the year. The resulting translation gains (or losses) are included in other income (or expenses).

The translation of foreign currency financial statements of foreign consolidated subsidiaries into Japanese yen has been made for consolidation purposes in accordance with the translation method prescribed in the accounting standard for foreign currency transactions. The balance sheet accounts of the foreign consolidated subsidiaries are translated at the exchange rates in effect at the balance sheet date, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are presented as "foreign currency translation adjustments" which is shown as a separate component of valuation and translation adjustments in the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturities that they present insignificant risk of changes in value because of changes in interest rates.

Inventories

Inventories are stated at cost which is determined substantially by the average method.

Marketable securities and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of valuation and translation adjustments.

Non-marketable securities are stated at cost determined by the average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

Property, plant and equipment and depreciation

Property, plant and equipment are carried at cost. Major renewals and additions are capitalized, while minor renewals, maintenance and repairs are charged to income when incurred. Interest expenses on capital expenditures during the construction stage are not capitalized.

Depreciation of property, plant and equipment is principally computed by the declining-balance method at rates based on estimated useful lives. However, depreciation of buildings acquired on or after April 1, 1998 is computed by the straight-line method.

The estimated useful lives for depreciation purposes range as follows:

Buildings	3 to 50 years
Machinery and equipment	2 to 13 years

Assets with an acquisition cost of ¥100,000 ($847) or more per unit and less than ¥200,000 ($1,695) per unit, acquired on or after April 1, 1998, are depreciated over three years on a straight-line basis, whereby one-third of such acquisition cost may be taken as depreciation expense each year.

Intangible assets

Intangible assets included in other assets are carried at cost less accumulated amortization calculated by the straight-line method over their estimated useful lives. Software development costs for internal use included in intangible assets are amortized by the straight-line method over five years.

Impairment of fixed assets

In August 2002, the Business Accounting Council of Japan issued a Statement of Opinion, Accounting for Impairment of Fixed Assets, and in October 2003 the Accounting Standards Board of Japan (the "ASBJ") issued ASBJ Guidance No.6, Guidance for Accounting Standard for Impairment of Fixed Assets. These new pronouncements are effective for fiscal years beginning on or after April 1, 2005.

The Company and its subsidiaries review fixed assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

Liability for retirement benefits

The Company and several domestic significant consolidated subsidiaries applied the accounting standard for employees' retirement benefits. Under the accounting standard, accrued pension and liability for employees retirement benefits has been provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at the end of the fiscal year. Prior service cost is being amortized as incurred by the straight-line method over the period within the average remaining service periods of the eligible employees. Actuarial gains and losses have been amortized from the following fiscal year by the declining balance method over the periods within the average remaining service periods of the eligible employees.

Research and development expenses

Research and development expenses are charged to income as incurred.

Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for in the same manner as operating leases under generally accepted accounting principles in Japan.

Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

Income taxes on undistributed earnings have been provided for foreign subsidiaries, but not for domestic companies, as such earnings, if distributed in the form of dividends, are not taxable under the current Japanese tax laws.

Derivatives and hedging activities

The Company and certain consolidated subsidiaries use derivative financial instruments ("derivatives") for foreign currency forward contracts to manage their exposures to fluctuations in foreign exchange associated with certain accounts receivable and payable, including forecasted transactions, denominated in foreign currencies. The Company and its subsidiaries do not enter into derivatives contracts for speculative purposes.

While the trade accounts receivable and payable denominated in foreign currencies of the Company and domestic subsidiaries which are comprehensively covered by foreign currency forward contracts are translated at the exchange rate at the balance sheet date, such forward contracts are recognized as assets or liabilities and measured at fair value, and the related gains or losses are currently recorded in the statement of income.

The trade accounts receivable and payable denominated in foreign currencies of the Company and domestic subsidiaries which are individually covered by foreign currency forward contracts are translated at the contracted rates because such treatment is also allowed to be elected under the accounting standard if the forward contracts qualify for hedge accounting.

The forward contracts for forecasted transactions such as export sales and import purchases are measured at the fair value, but the unrealized gains/losses are deferred until the underlying transactions are completed.

Net assets and income per common share

Net assets per common share were computed based on the number of shares outstanding after deducting treasury stock at March 31, 2007 and 2006, respectively.

Primary amounts of net income per share were computed on the average number of shares of common stock outstanding after deducting treasury stocks during each year. Fully diluted net income per share is not disclosed because the Company has not issued any dilutive securities.

New accounting pronouncements

Accounting Standard for Presentation of Net Assets in the Balance Sheet

"Accounting Standard for Presentation of Net assets in the Balance Sheet"; ASBJ Statement No. 5 issued on December 9, 2005 and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet"; ASBJ Guidance No. 8 issued on December 9, 2005 have been adopted effective this fiscal year. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of net assets. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. The amount that corresponds to former stockholders' equity is ¥1,071,900 million ($9,083,898 thousand). The consolidated balance sheets as of March 31, 2007 and 2006 are presented in line with this new accounting standard.

Accounting standard for directors' bonuses

The ASBJ issued a new accounting standard for bonuses to directors and corporate auditors, ASBJ Statement No. 4 "Accounting standard for Directors' bonuses" on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. The effect of adoption of the new accounting standard for directors' bonuses was to decrease income before income taxes and minority interests for the year ended March 31, 2007 by ¥297 million ($2,517 thousand).

3. Basis of Translating Financial Statements

The consolidated financial statements are expressed in Japanese yen in accordance with accounting principles and practices generally accepted in Japan. The Japanese yen amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at the rate of ¥118=U.S. $1, the approximate exchange rate on the Tokyo Foreign Exchange Market at March 31, 2007. Such translations should not be construed as representations that the Japanese yen at that or any other rate could be converted into U.S. dollars.

4. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2007 and 2006 were comprised of the following:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Cash and deposits (excluding time deposits with a maturity over three months)	¥ 170,489	¥ 238,222	$ 1,444,822
Other short-term investment	–	1,000	–
	¥ 170,489	¥ 239,222	$ 1,444,822

5. Marketable Securities and Investment Securities

The acquisition cost and aggregate fair value of marketable and investment securities classified as available-for-sale securities as of March 31, 2007 and 2006 were as follows:

	Millions of yen			
March 31, 2007	Acquisition cost	Unrealized gains	Unrealized losses	Fair value
Stocks	¥ 70,633	¥ 71,703	¥ 1,785	¥ 140,551
Others	34,049	11	156	33,904
Total	¥ 104,682	¥ 71,714	¥ 1,941	¥ 174,455

	Thousands of U.S. dollars (Note 3)			
March 31, 2007	Acquisition cost	Unrealized gains	Unrealized losses	Fair value
Stocks	$ 598,585	$ 607,653	$ 15,128	$ 1,191,110
Others	288,551	93	1,322	287,322
Total	$ 887,136	$ 607,746	$ 16,450	$ 1,478,432

	Millions of yen			
March 31, 2006	Acquisition cost	Unrealized gains	Unrealized losses	Fair value
Stocks	¥ 66,927	¥ 95,958	¥ 2,020	¥ 160,865
Others	40,864	46	325	40,585
Total	¥ 107,791	¥ 96,004	¥ 2,345	¥ 201,450

The proceeds from sales of available-for-sale securities for the years ended March 31, 2007 and 2006 were ¥14,770 million ($125,169 thousand) and ¥5,057 million, respectively. The gross realized gains on these sales for the years ended March 31, 2007 and 2006 were ¥10,162 million ($86,119 thousand) and ¥3,713 million, respectively, and the gross realized losses on these sales for the years ended March 31, 2007 and 2006 were ¥2,121million ($17,975 thousand) and ¥33 million, respectively.

The following summarized carrying amounts of securities with no fair value as of March 31, 2007 and 2006:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Held-to-maturity debt securities–			
Non-listed foreign securities	¥ 3,000	¥ 3,000	$ 25,424
Available-for-sale securities–			
Non-listed equity securities	¥ 23,262	¥ 23,560	$ 197,136
Others	133	41	1,127

The redemption schedules for securities with maturities classified as held-to-maturity debt securities and other securities at March 31, 2007 and 2006 were as follows:

	Millions of yen		
March 31, 2007	Due in one year or less	Due after one year through five years	Due after five years through ten years
Government bonds	¥ 9,997	¥ 10,041	¥ –
Corporate bonds	–	–	30
Other bonds	–	–	12,000
	¥ 9,997	¥ 10,041	¥ 12,030

	Thousands of U.S. dollars (Note 3)		
March 31, 2007	Due in one year or less	Due after one year through five years	Due after five years through ten years
Government bonds	$ 84,720	$ 85,093	$ –
Corporate bonds	–	–	254
Other bonds	–	–	101,695
	$ 84,720	$ 85,093	$ 101,949

	Millions of yen		
March 31, 2006	Due in one year or less	Due after one year through five years	Due after five years through ten years
Government bonds	¥ 6,700	¥ 20,000	¥ –
Corporate bonds	–	60	30
Other bonds	–	–	12,000
	¥ 6,700	¥ 20,060	¥ 12,030

6. Inventories

Inventories at March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Finished products	¥ 34,167	¥ 30,459	$ 289,551
Work in process	35,472	27,427	300,610
Raw materials	25,607	18,600	217,008
	¥ 95,246	¥ 76,486	$ 807,169

7. Short-term Bank Loans and Long-term Debt

Short-term bank loans at March 31, 2007 and 2006 were represented by bank loans and bank overdrafts, etc. bearing interest at an average rate of 1.54% per annum for 2007 and 2.90% per annum for 2006.

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Millions of yen				Thousands of U.S. dollars (Note 3)	
	2007		2006		2007	
Unsecured debentures						
1.67% due 2014	¥	50,000	¥	50,000	$	423,729
Mortgage loans, maturing 2007-2012		4,073		3,375		34,517
Unsecured loans, maturing 2007-2013		5,645		2,965		47,839
		59,718		56,340		506,085
Current portion of long-term debt		(3,121)		(2,620)		(26,449)
	¥	56,597	¥	53,720	$	479,636

Mortgage loans were secured by property, plant and equipment amounting to ¥7,143 million ($60,534 thousand) and ¥7,010 million at March 31, 2007 and 2006, respectively.

With minor exceptions, interest rates on mortgage loans were 6.31% per annum for 2007 and ranged from 0.99% to 5.64% per annum for 2006, while interest rates on unsecured loans ranged from 0.44% to 1.30% per annum for 2007 and from 0.86% to 1.18% per annum for 2006.

The aggregate annual maturities of long-term debt after March 31, 2007 were as follows:

Year ending March 31	Millions of yen		Thousands of U.S. dollars (Note 3)	
2008	¥	3,121	$	26,449
2009		2,795		23,687
2010		1,667		14,127
2011		1,007		8,534
2012		638		5,407
2013 and thereafter		50,490		427,881
	¥	59,718	$	506,085

8. Retirement Benefits

The Company and its domestic subsidiaries have several defined benefit retirement plans covering all of their employees, i.e. corporate pension plan, tax-qualified non-contributory pension plan, a governmental welfare contributory pension plan and lump-sum retirement plan. Upon retirement or termination of employment for reasons other than the cause of dismissal, employees are entitled to lump-sum payments based on the current rate of pay, length of services and accumulated number of points determined based on the employment services.

Under the Defined Benefit Pension Plan Law, the Company has established new defined benefit pension plans on March 1, 2005 under which ninety percent of the retirement benefit liability of the Company is covered by the employees' pension fund.

Several subsidiaries have also participated in the new defined benefit pension plans on April 1, July 1 and October 1, 2006. The prior service costs of ¥1,779 million ($15,076 thousand) is amortized over the period of six years beginning in the fiscal year ended March 31, 2007.

The liability for employees' retirement benefits at March 31, 2007 and 2006 consisted of the following:

	Millions of yen				Thousands of U.S. dollars (Note 3)	
	2007		2006		2007	
Projected benefit obligation	¥	156,427	¥	148,799	$	1,325,653
Fair value of plan assets		(95,896)		(79,756)		(812,678)
Unrecognized actuarial loss		2,280		(2,816)		19,322
Unrecognized prior service cost		(9,174)		(8,605)		(77,746)
Prepaid pension cost		1,639		826		13,890
Net liability	¥	55,276	¥	58,448	$	468,441

The components of net periodic benefit costs were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Service cost	¥ 9,249	¥ 7,614	$ 78,381
Interest cost	3,693	3,215	31,297
Expected return on plan assets	(2,014)	(1,410)	(17,068)
Actuarial loss	350	1,281	2,966
Amortization of prior service cost	2,292	1,783	19,424
Loss on change of calculation basis for retirement benefits	–	1,810	–
Net periodic benefit costs	¥ 13,570	¥ 14,293	$ 115,000

Assumptions used for the years ended March 31, 2007 and 2006 were set forth as follows:

	2007	2006
Attribution method of estimated benefits to periods of services	Straight-line method	Straight-line method
Discount rate	2.5%	2.5%
Expected rate of return on plan assets	2.5%	2.1%
Recognition period of actuarial gain/loss	9 years	11 years
Amortization period of prior service cost	6 years	6 years

9. Net Assets

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the stockholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors of such company may declare dividends (expect for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria. However, its articles of incorporation have not stipulated that the Board of Directors may declare dividends at any time during the fiscal year.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to stockholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the stockholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

Cash dividend of ¥19.00 ($0.16) per share, aggregating ¥13,203 million ($111,890 thousand) were approved at the general stockholders' meeting held in June 2007 with respect to the year ended March 31, 2007.

(b) Increases /decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the stockholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the stockholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of net assets.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of net assets or deducted directly from stock acquisition rights. At present, the Company has not issued such stock acquisition rights.

Upon approval by the resolution of the Board of Directors, the Company repurchased 10,658 thousand shares of common stocks at aggregate cost of ¥19,475 million ($165,042 thousand) and 10,000 thousand shares at ¥20,485 million during the year ended March 31, 2007 and 2006 respectively. Furthermore the Company retired of 10,000 thousand shares of common stocks at aggregate cost of ¥16,495 million ($139,788 thousand) and 10,000 thousand shares at ¥14,871 million during the year ended March 31, 2007 and 2006 respectively.

10. Accounts with Non-consolidated Subsidiaries and Associated Companies

Account balances with non-consolidated subsidiaries and associated companies as of March 31, 2007 and 2006 were summarized as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Trade receivables	¥ 8,680	¥ 10,882	$ 73,559
Other current assets	72	233	610
Investment securities (stock)	3,340	3,250	28,305
Long-term loans	4,631	6,504	39,246
Other investments	226	–	1,915
Trade payables	205	2,732	1,737
Accrued expenses	304	1,488	2,576
Other current liabilities	464	1,978	3,932

11. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Transportation expenses	¥ 20,205	¥ 18,162	$ 171,229
Salaries and allowances	54,529	53,187	462,110
Accrued bonuses	6,743	6,454	57,144
Provision for retirement benefits	3,476	4,326	29,458
Depreciation	9,150	8,728	77,542
Research and development expenses	27,785	26,450	235,466
Other	71,697	67,369	607,602
	¥ 193,585	¥ 184,676	$ 1,640,551

Total research and development expenses (including manufacturing costs) amounted to ¥30,113 million ($255,195 thousand) and ¥28,692 million for 2007 and 2006, respectively.

12. Other Income

The following types of income from non-consolidated subsidiaries and associated companies were included in other income.

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Interest and dividend income	¥ 55	¥ 87	$ 466
Leasing fees	367	1,195	3,110

13. Income Taxes

The Company and its domestic consolidated subsidiaries are subject to a number of different taxes based on income, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for the years ended March 31, 2007 and 2006, respectively.

The actual effective tax rate reflected in the accompanying consolidated statements of income differs from the normal effective statutory tax rate primarily due to the effect of permanently non-deductible expenses, current operating losses of subsidiaries and different tax rates applicable to foreign subsidiaries, etc.

The following is a reconciliation of the difference between the normal effective statutory tax rate and the actual effective tax rate for the year ended March 31, 2007, although no reconciliation for 2006 was shown because the difference was not more than five percent of the statutory tax rate.

	2007
Normal effective statutory tax rate	40.7%
Expenses not deductible for income tax purposes	1.7
Change in valuation allowance	1.9
Amortization of consolidation goodwill	1.1
Undistributed earnings of foreign subsidiaries	0.9
Special tax credit	(2.9)
Other	0.1
Actual effective tax rate	43.5%

Net deferred tax assets at March 31, 2007 and 2006, resulting from temporary differences between the carrying amounts and the tax bases of assets and liabilities, were reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Prepaid expenses and other current assets	¥ 14,217	¥ 13,334	$ 120,483
Other assets	8,448	6,510	71,593
Other current liabilities	¥ (19)	¥ –	$ (161)
Other long-term liabilities	(5,547)	(6,117)	(47,008)
Net deferred tax assets	¥ 17,099	¥ 13,727	$ 144,907

Significant components of deferred tax assets at March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Deferred tax assets:			
Excess provision for retirement benefits	¥ 23,008	¥ 22,972	$ 194,983
Loss on devaluation of investment securities	13,743	16,383	116,466
Excess provision for doubtful receivables	4,965	6,275	42,076
Accrued bonuses	6,537	5,821	55,398
Operating loss carryforwards	7,533	5,555	63,839
Intercompany profits	2,113	2,218	17,907
Enterprise tax payable	1,458	2,184	12,356
Impairment loss on fixed assets	2,724	2,907	23,085
Other	5,777	4,298	48,958
Total deferred tax assets	67,858	68,613	575,068
Less: valuation allowance	(11,772)	(7,328)	(99,763)
Total	¥ 56,086	¥ 61,285	$ 475,305
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	¥ (28,465)	¥ (38,106)	$ (241,229)
Undistributed earnings of subsidiaries	(9,049)	(8,180)	(76,686)
Other	(1,473)	(1,272)	(12,483)
Total	¥ (38,987)	¥ (47,558)	$ (330,398)
Net deferred tax assets :	¥ 17,099	¥ 13,727	$ 144,907

14. Impairment Loss on Fixed Assets

The Company and its consolidated subsidiaries reviewed the fixed assets for impairment for the years ended March 31, 2007 and 2006. Fixed assets were, in principle, grouped at the business unit for impairment testing purposes. Idle assets were grouped in each assets. Loss on impairment of fixed assets for the year ended March 31, 2007 was recognized as an amount of ¥1,283 million ($10,873 thousand) including the losses on impairment of assets of a U.S. subsidiary. The losses on impairment of fixed assets for the years ended March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Land	¥ –	¥ 4,395	$ –
Machinery and equipment	–	1,861	–
Buildings	–	1,050	–
Goodwill and other intangible assets	1,256	–	10,644
Others	27	40	229
Total	¥ 1,283	¥ 7,346	$ 10,873

15. Leases

Where finance leases do not transfer ownership of the leased property to the lessee during the lease terms, the leased property is not capitalized and the related lease expenses are charged to income in the period incurred, as per the statement issued by the Business Accounting Deliberation Council of Japan.

Pro forma information such as acquisition cost, accumulated depreciation and net book value of the leased properties for such finance lease purposes was as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Acquisition cost	¥ 42,186	¥ 32,718	$ 357,508
Accumulated depreciation	(19,814)	(16,514)	(167,915)
Net book value	¥ 22,372	¥ 16,204	$ 189,593

Lease expenses on finance lease contracts without ownership-transfer amounted to ¥10,439 million ($88,466 thousand) and ¥8,430 million for the years ended March 31, 2007 and 2006, respectively.

The amounts of outstanding future payments under finance leases due on March 31, 2007 and 2006, including the portion of interest thereon, were summarized as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Future lease payments:			
One year or less	¥ 8,493	¥ 6,318	$ 71,974
More than one year	13,879	9,886	117,619
	¥ 22,372	¥ 16,204	$ 189,593

The amounts of outstanding future payments under operating leases due on March 31, 2007 and 2006 were also summarized as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Future lease payments:			
One year or less	¥ 756	¥ 584	$ 6,406
More than one year	2,747	2,799	23,280
	¥ 3,503	¥ 3,383	$ 29,686

16. Derivative Financial Instruments

Nature of Derivative Financial Instruments:

The Company and certain consolidated subsidiaries enter into derivative financial instruments ("derivatives") for foreign currency forward contracts to hedge foreign exchange risks associated with certain accounts receivable and accounts payable, including forecasted transactions, denominated in foreign currencies. The Company and its subsidiaries do not hold derivatives for speculative purposes.

Derivatives are subject to market risks and credit risks. Because the counterparties to those derivatives are limited to major international financial institutions, the Company and its subsidiaries do not anticipate any losses arising from credit risks. The basic policies for the use of derivatives are established in the Company's internal regulations and the execution and control of derivatives are controlled by the Accounting Department.

Fair value of Derivative Financial Instruments:

The contracted amount and fair value of derivatives for foreign currency forward contracts at March 31, 2007 and 2006 were as follows:

	Millions of yen		
2007	Contracted amount	Fair value	Unrealized loss
Receivables:			
U.S.dollars	¥ 8,785	¥ 8,832	¥ 47
Euro	602	608	6
	¥ 9,387	¥ 9,440	¥ 53

	Thousands of U.S. dollars (Note 3)		
2007	Contracted amount	Fair value	Unrealized loss
Receivables:			
U.S.dollars	$ 74,449	$ 74,847	$ 398
Euro	5,102	5,153	51
	$ 79,551	$ 80,000	$ 449

	Millions of yen		
2006	Contracted amount	Fair value	Unrealized loss
Receivables:			
U.S.dollars	¥ 10,063	¥ 10,166	¥ 103
Euro	824	843	19
	¥ 10,887	¥ 11,009	¥ 122

Fair value was determined based on the foreign currency forward exchange market rates. Foreign currency forward contracts which qualified for hedge accounting for the years ended March 31, 2007 and 2006 and were assigned to the associated assets and liabilities or deferred until completion of the forecasted transactions were excluded from disclosure of the above fair value information.

17. Contingent Liabilities

The Company was guarantor of bank loans of an other company, amounting to approximately ¥100 million ($847 thousand) and ¥103 million at March 31, 2007 and 2006, respectively. It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in settlement of trade accounts receivable and to subsequently discount such notes at banks. At March 31, 2007 and 2006, the Company and its consolidated subsidiaries were contingently liable on trade notes discounted in the amount of ¥820 million ($6,949thousand) and ¥820 million, respectively. Notes discounted were accounted for as sales.

18. Subsequent Events

On May 11, 2007, the Board of Directors of the Company resolved to abolish providing retirement and severance benefits to directors and corporate statutory auditors as of the stockholders' meeting on June 28, 2007. At that stockholders' meeting, the Company approved payment of the accumulated retirement and severance benefits accrued until June 28, 2007 to the directors and the corporate statutory auditors upon their retirement in the future.

19. Business Segment Information

Industry segments:

The Company and its consolidated subsidiaries' primary business industries principally consist of Printing and Beverage operations. The Printing business includes three segments : Information Communication, Lifestyle and Industrial Supplies, and Electronics.

The following tables present certain financial information, including net sales, costs and expenses, operating income, assets, depreciation, impairment loss and capital expenditures regarding the Company's industry segments at March 31, 2007 and 2006 and for the years then ended.

For 2007 :	Printing: Information Communication	Printing: Lifestyle and Industrial Supplies	Printing: Electronics	Beverages	Total	Elimination and/or corporate	Consolidated
	Millions of yen						
Net sales :							
Outside customers	¥ 662,887	¥ 528,918	¥ 291,911	¥ 74,086	¥ 1,557,802	¥ –	¥ 1,557,802
Inter-segment	5,955	3,795	5	36	9,791	(9,791)	–
Total	668,842	532,713	291,916	74,122	1,567,593	(9,791)	1,557,802
Costs and expenses	617,884	496,461	277,024	73,482	1,464,851	(3,194)	1,461,657
Operating income	¥ 50,958	¥ 36,252	¥ 14,892	¥ 640	¥ 102,742	¥ (6,597)	¥ 96,145
Assets, depreciation, impairment loss and capital expenditures :							
Assets	¥ 539,222	¥ 522,162	¥ 438,746	¥ 41,354	¥ 1,541,484	¥ 158,766	¥ 1,700,250
Depreciation	20,862	24,733	49,633	3,569	98,797	1,364	100,161
Impairment loss	–	1,283	–	–	1,283	–	1,283
Capital expenditures	41,107	39,919	75,996	3,131	160,153	2,733	162,886

For 2007 :	Printing: Information Communication	Printing: Lifestyle and Industrial Supplies	Printing: Electronics	Beverages	Total	Elimination and/or corporate	Consolidated
	Thousands of U.S. dollars (Note 3)						
Net sales :							
Outside customers	$5,617,686	$4,482,356	$2,473,822	$ 627,848	$ 13,201,712	$ –	$ 13,201,712
Inter-segment	50,466	32,161	43	305	82,975	(82,975)	–
Total	5,668,152	4,514,517	2,473,865	628,153	13,284,687	(82,975)	13,201,712
Costs and expenses	5,236,305	4,207,297	2,347,661	622,729	12,413,992	(27,068)	12,386,924
Operating income	$ 431,847	$ 307,220	$ 126,204	$ 5,424	$ 870,695	$ (55,907)	$ 814,788
Assets, depreciation, impairment loss and capital expenditures :							
Assets	$4,569,678	$4,425,102	$3,718,186	$ 350,458	$ 13,063,424	$1,345,474	$ 14,408,898
Depreciation	176,796	209,602	420,619	30,246	837,263	11,559	848,822
Impairment loss	–	10,873	–	–	10,873	–	10,873
Capital expenditures	348,364	338,297	644,034	26,534	1,357,229	23,161	1,380,390

For 2006 :	Printing: Information Communication	Printing: Lifestyle and Industrial Supplies	Printing: Electronics	Beverages	Total	Elimination and/or corporate	Consolidated
	Millions of yen						
Net sales :							
Outside customers	¥ 655,974	¥ 478,368	¥ 296,767	¥ 76,397	¥ 1,507,506	¥ –	¥ 1,507,506
Inter-segment	6,501	1,615	–	55	8,171	(8,171)	–
Total	662,475	479,983	296,767	76,452	1,515,677	(8,171)	1,507,506
Costs and expenses	611,460	442,392	258,955	76,164	1,388,971	(2,135)	1,386,836
Operating income	¥ 51,015	¥ 37,591	¥ 37,812	¥ 288	¥ 126,706	¥ (6,036)	¥ 120,670
Assets, depreciation, impairment loss and capital expenditures :							
Assets	¥ 522,421	¥ 436,190	¥ 366,247	¥ 41,562	¥ 1,366,420	¥ 295,957	¥ 1,662,377
Depreciation	19,298	23,211	39,516	3,858	85,883	1,381	87,264
Impairment loss	–	13	1,861	64	1,938	5,408	7,346
Capital expenditures	26,601	28,818	74,655	4,483	134,557	1,502	136,059

Information by geographic area:

Disclosure of information by geographic area was not required as domestic sales and assets exceeded 90% of consolidated sales and assets, respectively, before elimination, for all segments for the years ended March 31, 2007 and 2006.

Overseas sales:

Overseas sales of the Company and its consolidated subsidiaries for the years ended March 31, 2007 and 2006 were as follows:

	Millions of yen				Thousands of U.S. dollars (Note 3)
	2007		2006		2007
	Amount	Ratio:(a)/(b)	Amount	Ratio:(a)/(b)	
Overseas sales (a)					
Asia	¥ 177,713	11.4%	¥ 190,514	12.6%	$ 1,506,042
Other	78,567	5.1%	68,968	4.6%	665,822
Total	¥ 256,280	16.5%	¥ 259,482	17.2%	$ 2,171,864
Consolidated net sales (b)	¥ 1,557,802		¥ 1,507,506		$ 13,201,712

Independent Auditors' Report

To the Board of Directors of
Dai Nippon Printing Co., Ltd.

We have audited the accompanying consolidated balance sheets (expressed in Japanese yen) of Dai Nippon Printing Co., Ltd. and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in net assets, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dai Nippon Printing Co., Ltd. and consolidated subsidiaries as of March 31, 2007 and 2006, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As noted in significant accounting policies, the Company and its consolidated subsidiaries applied the accounting standard for directors' bonuses in the year ended March 31, 2007. This application was made in accordance with the new accounting standard, which is effective for fiscal years ending on or after May 1, 2006.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Meiji Audit Corporation

MEIJI AUDIT CORPORATION

Tokyo, Japan
June 28, 2007

Printing Processes and Expansion Printing

Basic Technologies and Advanced Products that Grew Out of Them: Process by Process

Printing can be defined as a generic term for techniques of transferring ink from an image on a form plate to another object in order to reproduce the original image. It entails five main processes:

1) planning, 2) film making, 3) plate making, 4) printing and 5) binding/post-processing. Through these five main processes, we have cultivated a truly wide range of skills and expertise.

First, planning: this requires an amalgamation of knowledge and skills related to various fields, including marketing, media selection, planning and the collection, editing and processing of information. The preparation of form plates, including film making and platemaking, requires skills like sophisticated digital image processing, color management, optics and micro-processing. The actual printing process entails skills and knowledge related to paper, film or other material to be

step 1

Planning

These pre-press processes start with deciding the general direction of what the customer wants. Then we prepare, design, edit, and lay out text and photographs, etc. to be printed.

step 2

Film making

In this step, we make a film based on the text, photographs, and illustrations, etc. in the copy. In the analog methods of the past, a camera was used to make the film. Today, however, we use digital methods whereby data is output directly on film.

step 3

Platemaking

In this process we make the plate that is set on the printing machine to do the actual printing. The plate is made by burning the image from the film onto a plate, which is usually made of metal or resin.

Prepare copy to be printed

Make printing plate

Process text and photo images

Precision/micro-fabrication

Information Processing Technologies

- Digital Contents
- Web sites/EC (PCs/Mobile Phones)
- Database Management
- Fraud Prevention
- Security Applications
- System Solutions, etc.

Patterning Technologies

- Display Components
- Electronic Devices/ Semiconductor-related Products, etc.

printed, ink and a wide range of other materials, application techniques for fixing ink, and the mechanical skills required for the smooth operation of printing presses. Binding and post-processing involves skills needed to finish a variety of printed products, including bound-in sleeves, CD-ROM/DVD bindings, packaging material productions, and the formation of cups and PET bottles.

As the reader can see, printing is a complex process with both soft and hard aspects. It requires the integration of content, all types of media, materials and control of mechanical systems.

step 4

Printing

In this process, we set the plate on the printing machine and apply ink. The ink from the plate is transferred and fixed onto paper or film.

step 5

Binding/ post-processing

This step entails a number of processes after printing. Besides binding, which means forming printed pages into books or pamphlets, we do whatever processes are necessary to create the final products.

Printing

Select and develop materials

Develop application technologies

Forming the final product

Add functionality and value

Coating/ Transferring Technologies

- Film Packaging Materials
- Paper Containers
- Steel Exterior Materials
- Woodgrain Building Materials
- Wall Coverings
- Modular Bathroom Interiors
- High-function Optical Film
- Components of Solar Battery Modules, etc.
- Ink Ribbons
- Electrode Material for Lithium-Ion Rechargeable Batteries
- Image Receiving Paper for Digital Photos, etc.

Post-Processing Technologies

- Book Binding
- Pop-Up Picture Books
- Point of Purchase Materials
- Paper Cups
- Plastic Containers
- All Types of Packages
- Beverage Cartons
- Plastic Bottles
- Laminated Tubes, etc.

Technologies and Their Applications

Information Processing Technologies

Treating Text and Images as Information and Processing Them Flexibly to Suit Various Media

Before we begin to actually print something, there are preparatory processes in which we handle the text, photos, illustrations or other material to be printed as information. As part of this prepress process, we consider the printing method, size, materials and methods of expression that will convey the material clearly, legibly and most effectively. We then process the material according to the most effective mode of expression. Our job includes organizing and storing the processed information so that it can be revised and re-used in the future, as is often done with dictionaries, contact lists and product catalogues.

DNP's information processing skills are not limited to the domain of paper printing, but have evolved to include all kinds of media. The range of fields that we deal with expanded particularly suddenly in the 1970s, with the digitalization of printing processes.

Information processing technologies include image processing techniques, such as those aimed at optimizing the colors, outline, contrast or coloration used in an image, data conversion techniques (e.g. converting the language, format, or size of a data file to fit paper, CD-ROM/DVD, Internet, digital broadcasting or other media), and data-basing techniques for organizing, storing, and managing information.

We expanded into such businesses as information processing services (integrated data input, printing and shipping) that support products like personalized mail; digital archiving, which entails creating digital versions of cultural assets like paintings and other art works and organizing them into data bases that can be searched and used in other novel ways; and operation of data centers that offer a high-security environment, including the infrastructure necessary to maintain security.

Most recently, in light of the new demand for personal data protection, anti-counterfeit and product traceability, DNP's information processing technology has become more advanced than ever. The information that our customers ask us to print is valuable material. Thanks to a corporate climate that allows us to take good care of that information, and thanks to our track record for taking good care of highly confidential printed matter such as bankbooks, bank cards and stock certificates, we have earned a high degree of trust from our customers. By combining hardware in the form of smart cards and IC tags with software applications, we are expanding into areas of information processing that other industries have not entered.

Examples of Information Processing Technology Applications

DNP has used its digital information processing expertise to address a variety of electronic media, including CD-ROMs, DVDs, the Internet and broadcasting. We have expanded our business to prepare for a full-fledged ubiquitous society — in which necessary information is accessible anywhere, anytime — and to meet the demand for personal data protection.

Application Example 1

Development of User-Oriented Media

With the rapid progress of computerization, information interfaces between consumers and corporations are becoming more and more diverse. In order to transmit information more effectively, it is important to understand how a target group of consumers uses information, and to develop media that is most suited to their information usage style.

DNP set about computerizing its typesetting operations in the 1970s. This included digitizing the original font, Shueitai, that we developed in the early 1900s. In 1985, we produced the world's first electronic dictionary on CD-ROM, after which we were quick to begin Internet (via PCs and cell phones) and digital broadcasting. In 2005, we made our Shueitai font compatible with JIS standards 3 and 4, and adapted it for use in word processing software. In 2006, we developed a version of Shueitai that is easier to read on digital displays.

DNP has refined its information processing technologies in order to make information easy to read and easy to communicate. Going forward, we intend to continue expanding our business along with developments in information media.


説▶説
あ▶あ

Left: Traditional Shueitai font Right: Shueitai font adapted for easy reading on digital display

Application Example 2

Responding to the Need for Advanced Information Security

Demand for information security is rapidly increasing, due partly to the passage of Japan's Personal Information Protection Act and Law Concerning Electronic Signatures and Certification Services, as well as measures aimed at preventing corporate data leakage. There is especially strong demand for the reinforcement of systems that protect and manage important information.

Since its founding, DNP has carefully guarded the manuscripts that it received from corporate clients. Through this careful handling, we honed our information processing skills. We developed technologies for organizing information into databases, for efficiently reusing information, and for building more secure network systems and products with improved anti-counterfeiting functions.

Recently, we have been building systems with such functions as a smart card-controlled computer boot-up, data encoding, restricted device access requiring personal authentication, and room entry/exit control. DNP also serves as the secretariat for Shared Security Formats Cooperation (SSFC), a corporate alliance aimed at creating standards for office security. These are some of the ways in which DNP is responding increasingly broadly to today's demand for sophisticated information security.



Patterning Technologies

Exposure, Development and Etching: the Principles are the Same Whether the Product is Text or Semiconductors

Patterning is the art of making images on form plates to be used in the film making process that is part of the overall printing process. The image to be created on the form plate may consist of text, pictures or illustrations.

Before the advent of full digitalization, the process of film making involved photographing camera-ready masters or original photos and exposing the images onto film to make positive film or negative film. Color photographs were separated into four colors: with tiny dots of yellow, magenta, cyan and black fixed onto four sheets of film.

An image that is microscopically etched onto the film using patterning technology is then burned onto a printing plate, consisting of a plate made of resin or metal, etc. Specifically, the image on the form plate was exposed onto a plate (usually made of resin or metal) that was coated with a photo-sensitizing agent. This is called photolithography. After exposing only the necessary parts of the resin or metal, a corrosive agent like acid was used to engrave the image. This was then washed off to make a gravure plate. This process is called etching.

As we refined this technology to the point that we now possess the most precise printing technology in the world, DNP developed its own production equipment and systems. Today, each dot in high-quality printing is just over one hundredth of a millimeter in diameter.

DNP took the ultra-fine patterning, photolithography and etching skills that we accumulated in our printing work and began applying these micro-processing technologies to the manufacture of electronic components. The first electronics-related product that we addressed was shadowmasks. Shadowmasks guide electron beams to a luminant; they are essential for giving color to TV images. A shadowmask is a thin steel plate, only 0.2 mm thick, containing millions of ultra-microscopic holes. It is said to be impossible to achieve the necessary precision by punching, but it is possible to quickly mass-produce shadowmasks using advanced printing technology.

DNP has already refined its patterning technologies to accommodate the realm of nanotechnology necessary for manufacturing photomasks, which serve as original plates in the manufacture of semiconductors. We have built a record of success in the techniques that are indispensable to the pursuit of ultra-miniaturization, and the industry looks to us to build on this record in the future.

Examples of Applications for Patterning Technologies

DNP has continued to hold the world's largest share of the shadowmask market, and has gone on to claim winning positions in other global markets such as photomasks, which serve as original plates for making semiconductor circuits, and color filters used in LCDs (liquid crystal displays).

Application Example 1

Display Components/Color Filters for LCDs

An LCD color filter consists of the three primary colors in light — red, green and blue — arranged in an orderly array on a glass substrate. Light from a backlight passes through the liquid crystals, and when it passes through the color filter, it creates a variety of colors. Color filter quality is determined by the formation of millions of pixels precisely in predetermined locations. This requires extremely sophisticated patterning technology.

In 2006, we developed a multi-primary color filter with yellow and cyan (bright blue) added to the three primary light colors, thereby enhancing the quality of color reproduction.

Application Example 2

Electronic Devices/Photomasks

Photomasks consist of highly precise circuit patterns, of submicron or nanometer order, formed on a glass substrate. They are essential to the manufacture of LSIs and ICs because they are the original plates used for printing circuits onto the surface of silicone wafers.

In recent years, as semiconductors have become increasingly highly integrated and larger in capacity, the line width required for high-end products has become smaller and smaller. Already, mass production is underway for products with 65 nm lines, and developers are working on ultra-advanced products with a line width of 45 to 32 nm.

Ever since DNP began producing photomasks, we have always worked at the leading edge of micro-processing technology and have remained at the forefront of technological development.


Polarizer
Glass
Color filter
Transparent electrode
Liquid crystal
TFT
(Thin-film transistor)
Transparent electrode
Glass
Polarizer
White light from backlight



Technologies and Their Applications

Coatings/Transferring Technologies

Technologies for Applying Functional Coatings and Transferring Images

Coating technologies are used to apply and fix ink from the image on a form plate to a material like paper or film. In other words, coating means transferring ink to the object that is to be printed. This is the process of printing in a broad sense. It goes without saying that DNP has developed basic technologies for improving image reproduction and accuracy by adjusting the amount of ink and printing pressure. We have also found ways to improve functions like coloration and durability by coating the paper surface with varnish or pigments, and have gone on to develop transfer technologies that support embossing, decorative printing and other types of texturing, as well as foil printing and other techniques that enhance the aesthetic effect of the end product.

With these types of technologies as a basis, we have expanded our business field to include printing on film used for packaging, magnetic tape used in bankbooks and cash cards, and various lifestyle materials such as floor and wall coverings, wood-grain printing and automotive interiors. By giving these products a wide range of functions such as friction or abrasion resistance, lubrication, electrical conductivity control, static or heat resistance, and heat shielding or photocatalytic properties, we increased their market value. With the expansion of the market for displays in recent years, there has been a big jump in demand for functional films that reduce glare or reflection, and electromagnetic interference shielding film for use in plasma display panels (PDPs). These developments have also created new business fields that present opportunities for DNP.

Rather than printing directly onto the target material, there are other important transfer technologies whereby ink is first applied to film or some other material and then transferred to the material to be printed by using heat or other means. Beginning with ink ribbons for fax machines, thermal transfer materials were later used in the instant photo-sticker booths that became wildly popular among young Japanese from the early 1990s. Demand for these materials soared, as did demand for thermal transfer fax receiving paper. The market for these materials is still growing, with the focus now on ink ribbons for digital photo printers.

Examples of Coating and Transferring Technology Applications

Having cultivated coating technologies over the years, DNP began to apply them to the production of sophisticated, commercial-use printed products like magnetic tape coatings for cash cards and functional optical films, and to a wide range of products including film packaging used in everyday life, and lifestyle materials like floor and wall coverings. We hold a large share of all of these markets.

We also make use of our transferring technologies in the ink ribbons used in instant photo-sticker booths and digital photo printers, as well as in our unique "Curlfit" technology, which uses water pressure to transfer patterns for printing on curved surfaces such as automotive interiors or molded plastic products.

Application Example 1

High-function Optical Film

The surface of the polarizing plate at the very front of an LCD is covered with a special, functional film, called anti-reflection film. This film makes it easier to see the images on the screen by protecting the surface from scratches and by limiting the reflection of incident light such as fluorescent lights. A special anti-glare film is also used on front filters - the glass surface at the very front of PDPs.

By making the most of the coating technologies that are among our core printing technologies and providing optical films that facilitate viewing and prevent eyestrain, DNP has captured an overwhelming share of the market for surface functional films.



Application Example 2

Ink Ribbons for Digital Photo Printers

Ink ribbons used for digital photo printers consist of a base film coated with yellow, magenta, cyan and black inks to precisely controlled thicknesses. A certain amount of each color of ink is sublimated and transferred onto special receiving paper, depending on the amount of energy in the printer's thermal head. This method makes it possible to express very subtle variations in color and to produce prints that are very close to the quality obtained with silver halide photography.

As digital cameras and mobile phones with built-in cameras have rapidly gained popularity, there has been increasing demand for printing photos taken with these devices. In addition to the demand for supplying home-use printers, there has also been a surge in commercial demand, including printing services at major mass retail shops.



Post-processing Technologies

Refining the Final Shape and Making a Convenient Product: in Pursuit of Greater Usability

Even after printing has been completed, our job is not yet finished. In the case of books and magazines, it's only after we have completed the binding processes — folding the printed pages, fixing them together, cutting off unnecessary parts and cleaning up the edges — that we have a finished product.

The single word "bookbinding" comprises a large number of types of processing that we do in order to create a finished product. Depending on the number of pages and the purpose for which a document is to be used, we may use an expensive type of binding that yields a product with a luxurious feel or a less expensive method suited to high-volume products: options include saddle-stitching, side-stitching, burst binding and "perfect binding."

Ever since DNP's founding, we have kept coming up with ideas for processing our final products so that they meet our customers' specific needs. In the early 1950s, with our entry into the packaging business, we began developing one post-processing technology after another. We started with the three-dimensional processing of paper containers and went on to develop processes like sealing film packages and forming plastic. Eventually, we ended up developing and improving forming technologies for a variety of materials, including laminated tubes and PET bottles.

In these processes, we must pay as much attention to the functionality of the end product as we do to the aesthetics of the printing. We must think not only about durability and other types of strength, but also about the ease of use. When we are binding a very thick book like a computer manual, we must bind it very firmly. At the same time, we find a way to allow the manual to stay open at the desired page even when the reader has both hands on the computer. Because we seek maximum functionality in the arena of daily life, our post-processing technologies must also reflect consideration for aspects like environmental impact and universality of design.

The products that we make by applying these post-processing technologies are the result of matching DNP's technological strengths with what it is that our customers want.

Examples of Post-Processing Technology Applications

The development of our post-processing technologies began with bookbinding. In recent years, regulations governing magazine supplements have been eased so that today we encounter supplements like clothing, cosmetic samples, accessories and other items that were unheard of in the past. Because of this trend, DNP's development of new post-processing techniques has proceeded very rapidly. Our post-processing technology must always anticipate changes in the social environment and in consumers' desires, and respond quickly.

In the packaging business, which we entered in the 1950s, we are currently responding not only to changes in demand for functions like convenience and durability, but also to changes related to a growing concern for the environment and Japan's aging society.

Application Example 1

Designing in Functionality and Comfort

A large amount of packaging material is used in everyday life. It is developed according to design principles calling for minimal environmental impact and maximum functionality. For example, consumers do not see how much thought was given behind the scenes to designing the aluminum lid of a yogurt cup, which must be attached firmly enough to completely prevent leakage but not so firmly that people with little strength have trouble opening it. As another example, we considered the user's comfort in our design of cups for cup noodles, making it double-sided so that the outside will not be hot to the touch even when the cup is filled with hot water. We are also working on making thinner, lighter drinking cups.



Application Example 2

Aseptic Filling System that Does Not Harm Delicate Flavors

DNP established its aseptic filling technology in 1976 with the development of containers that can preserve their contents at room temperature for a long period of time. These containers are used as portion packs for coffee cream and as packaging for prepared foods like stew or pasta sauce. In recent years, DNP has also won high praise for its bottle filling system, which makes use of this same aseptic filling technology for packaging a variety of beverages.

Under this system, bottles are filled in an aseptic environment, so the contents are not damaged by thermal sterilization. This makes it possible to seal in the delicate flavors of beverages like Japanese green tea or black tea. Also, we provide parisons, or test-tube-like primary formed products. These are formed into bottles only immediately before filling, so their transportation entails less cost and less emission of CO_2. In recognition of how effective this system is at reducing the negative impact on the environment, DNP received an award from the LCA (Life Cycle Assessment) Japan Forum in December 2004.





Major Subsidiaries and Affiliates

Printing

Company	Business	Capital (¥ Million)	Ownership ratio (%)
DNP Hokkaido Co., Ltd.	Photoengraving, printing, bookbinding, production and sales of packaging	350	100.0
DNP Tohoku Co., Ltd.	Photoengraving, printing, bookbinding, production and sales of packaging	350	100.0
DNP Tokai Co., Ltd.	Photoengraving, printing, bookbinding and production of packaging	120	100.0
DNP Nishinippon Co., Ltd.	Photoengraving, printing, bookbinding, production and sales of packaging	400	100.0
DNP Shikoku Co., Ltd.	Photoengraving, printing, bookbinding, production and sales of packaging	50	97.0
Information Communication			
Books and Magazines			
DNP Offset Co., Ltd.	Offset printing	200	100.0
DNP Seihon Co., Ltd.	Bookbinding	200	100.0
DNP Total Process Ichigaya Co., Ltd.	Photoengraving	100	100.0
DNP Total Process Maebashi Co., Ltd.	Photoengraving	100	100.0
DNP Art Co., Ltd.	Production of drafts for photoengraving, and photoengraving	80	100.0
DNP Techtas Ichigaya Co., Ltd.	Bookbinding	80	100.0
DNP Uniprocess Co., Ltd.	Photoengraving	80	100.0
DNP Total Process Nagaoka Co., Ltd.	Photoengraving	50	100.0
DNP Butsuryu Systems Ichigaya Co., Ltd.	Warehousing and packaging of books and magazines	40	100.0
Tien Wah Press (Pte.) Ltd.	Photoengraving, printing and bookbinding	(S$1,000) 4,600	100.0
Commercial Printing			
DNP Media Create Kansai Co., Ltd.	Planning, production, photoengraving, printing and bookbinding	200	100.0
DNP Graphica Co., Ltd.	Printing and bookbinding	100	100.0
DNP Media Create Co., Ltd.	Planning, designing and photoengraving	100	100.0
Multi Print Co., Ltd.	Photoengraving, printing and bookbinding	100	100.0
DNP Butsuryu Systems Shouin Co., Ltd.	Warehousing and packing of commercial printing	50	100.0
Business Forms			
DNP Data Techno Co., Ltd.	Production and sales of plastic cards with magnetic stripes, IC chips and others	100	100.0
DNP Data Techno Kansai Co., Ltd.	Production of business forms and plastic cards	100	100.0
DNP Total Process Warabi Co., Ltd.	Photoengraving and machine plate activities	80	100.0
NexantiS Corporation*	Sales of smartcard related software and products	25	100.0
DNP Techtas Warabi Co., Ltd.	Enclosing, sealing, and logistics for business forms related products	20	100.0
DNP France SAS*	Smart card and security business research	(Euro 1,000) 37	100.0
Communication and Information			
DNP Archives.com Co., Ltd.	Planning, producing and sales of art objects and contents	100	100.0
DNP AV Center Co., Ltd.	Planning, production, editing and sales of TV broadcasting, movies and video software	100	100.0
DNP Digitalcom Co., Ltd.	Planning and production of digital media contents	100	100.0
DNP Space Design Co., Ltd.	Planning and des gning shops, exhibition booths and other commercial spaces	100	100.0
Mobile IMPULSE Co., Ltd.*	Website management for mobile online shops	90	100.0
Maison de DNP Ginza Co., Ltd.*	Sales of Maison des Musées de France art products	60	100.0
DNP Corporate History Center Co., Ltd.	Planning and production of corporate history archives	50	100.0
Trans Art Inc.*	Procurement and sales of art objects	50	100.0
YouToo Co., Ltd.*	Provision of information over the Internet and mobile phones	50	100.0
CP Design Consulting Co., Ltd.*	Consultation for privacy protection and crisis management	40	92.5
M's Communicate Co., Ltd.*	Consultation for customer relationship management	30	95.0
At Table Co., Ltd.*	Research, consulting and planning for sales promotions for grocery supermarkets	30	95.0
MyPoint.com Japan Co., Ltd.	Marketing system planning and operations for Internet advertisements	10	83.0
Lifestyle and Industrial Supplies			
Packaging			
DNP Technopack Tokai Co., Ltd.	Photoengraving and production of packaging	430	100.0
DNP Techno Film Co., Ltd.	Production and processing of composite resins	380	100.0
DNP Technopack Co., Ltd.	Photoengraving and production of packaging	300	100.0
DNP Technopack Kansai Co., Ltd.	Photoengraving and production of packaging	200	100.0
DNP Technopack Yokohama Co., Ltd.	Photoengraving and production of packaging	200	100.0
Sagami Yoki Co., Ltd.	Production of laminated tubes	200	90.0
Aseptic Systems Co., Ltd.	Sales and consultation for aseptic systems for beverages	100	100.0
DNP Techno Polymer Co., Ltd.	Molding, process ng and printing of plastic containers	100	100.0
DNP Cup Techno Co., Ltd.	Molding and processing of paper containers	80	100.0
DNP Hoso Co., Ltd.	Filling and processing of packages	80	100.0
PT DNP Indonesia	Production and sales of packaging products	($1,000) 26,000	51.0
Lifestyle Materials			
DNP Lifestyle Materials Marketing Co., Ltd.	Sales of lifestyle products	300	100.0
DNP Ellio Co., Ltd.	Printing and processing of steel and other metal plates	300	50.0
DNP Lifestyle Materials Co., Ltd.	Photoengraving and production of lifestyle products	200	100.0
Industrial Supplies			
DNP Photo Imaging Co., Ltd.	Holding company	5,100	100.0
DNP IMS Odawara Co., Ltd.	Production and sales of photographic materials	300	100.0
DNP PrintRush Co., Ltd	Sales of digital photo printing systems and photographic materials	300	100.0
DNP IMS Co., Ltd.	Production and sales of TTRs and ST materials	100	100.0
DNP OptoMaterials Co., Ltd.	Manufacturing of optical products for displays	100	100.0
DNP Fine Chemical Co., Ltd.	Production and sales of chemicals for photography	100	100.0 (100.0)
DNP Photo Marketing Co.,Ltd.	Sales of photo-related products	100	100.0 (100.0)
DNP ID Imaging Co., Ltd.	ID photographing and sales of ID photographs	50	100.0 (100.0)

		Capital (¥ Million)	Ownership ratio (%)
DNP Photo Imaging America, Inc.	Sales of digital photo printing systems and photographic materials	(US$1,000) 45,172	(84.0) 84.0
DNP IMS America Corporation	Production and sales of TTRs and ST materials	(US$1,000) 47,920	(100.0) 100.0
Compagnie de Découpe de l'Ouest SAS	Production and sales of TTRs and ST materials	(Euro 1,000) 3,040	23.4
DNP IMS France SAS*	Sales of TTRs and ST materials	(Euro 1,000) 300	100.0
Electronics			
Display Components			
DAP Technology Co., Ltd	Production and sales of PDP back plates	9,000	65.0
DNP Color Techno Kameyama Co., Ltd	Production and sales of color filters for LCDs	2,500	100.0
DNP Precision Devices Co., Ltd.	Production of display related components	450	100.0
Advanced Colortech Inc.	Sales of color filters for LCDs	350	100.0
DNP Denmark A/S	Manufacturing and sales of projection screens	(Dkr1,000) 135,000	100.0
DNP Electronics America, LLC	Manufacturing and sales of projection screens	(US$1,000) 15,045	(100.0) 100.0
DNP Display Technology Taiwan Co., Ltd.	Sales of display components and technological consultation	(NT 1,000) 30,000	(99.0) 100.0
Electronic Devices			
DT Fine Electronics Co., Ltd	Production and sales of components for manufacturing of semiconductor components	490	65.0
DNP Fine Electronics Co., Ltd	Production and sales of components for manufacturing of semiconductor components	300	100.0
DNP LSI Design Co., Ltd	Logical circuit designs for ICs and LSIs and layout designs	100	100.0
DNP Micro Technica Co., Ltd	Inspection and packing of semiconductor components	40	100.0
DNP Photomask Europe S.p.A.	Manufacturing and sales of photomasks	(Euro 1,000) 47,200	80.6
DNP Photomask Technology Taiwan Co., Ltd.	Manufacturing and sales of photomasks	(NT 1,000) 448,000	(3.3) 100.0
Others			
The Inctec Inc	Development and sales of ink, varnish, pigments and dyes	2,000	83.4
DNP Logistics Co., Ltd.	Packing, shipping operations and warehouse management	626	100.0
D.N.K. Co., Ltd.	Manufacturing, sales and repair of printing equipment and machine tools	100	100.0
DNP Trading Co., Ltd.	Sales of paper and other products	100	94.3
Direc Co., Ltd.	Sales of publishing and educational equipment	96	55.0
DNP SP Tech Co., Ltd.	Planning and production of promotional material	80	100.0
Kyoiku Shuppan Co., Ltd	Publishing of educational books	60	48.3
Personnel Welfare, Facility Service and Others			
Dai Nippon Kaihatsu Co., Ltd.	Sales of real estate and maintenance of buildings and parking facilities	250	100.0
Shiobara Green Village Co., Ltd *	Management of leisure facilities	200	99.6
DNP Facility Services Co., Ltd	Management and operation of buildings and welfare facilities	100	100.0
DNP Information Systems Co., Ltd.	Planning, designing, development, management and operation of information systems	100	100.0
DNP Human Services Co., Ltd.	Planning, management and data processing activities related to personnel plans	90	100.0
Uzumine Country Club Co., Ltd.*	Management of golf courses	33	88.8
DNP Accounting Services Co., Ltd	Accounting and consulting services	30	100.0
DNP Techno Research Co., Ltd *	Studies related to patents and the preparation of contracts	20	100.0
Overseas Sales			
DNP America, LLC	Sales of printing solutions, electronic components, and lifestyle materials	(US$1,000) 100	(100.0) 100.0
DNP Corporation USA	Holding company	(US$1,000) 52,212	(8.5) 100.0
DNP Holding USA Corporation	Holding company	(US$1,000) 100	(100.0) 100.0
DNP Europa GmbH*	Sales of displays, semiconductor components and lifestyle materials	(Euro 1,000) 92	100.0
DNP UK Co., Ltd *	Sales of lifestyle materials	(£1,000) 120	100.0
Dai Nippon Printing Co. (Australia) Pty. Ltd *	Sales of printed materials and building materials	(A$1,000) 70	100.0
DNP Singapore Pte. Ltd *	Sales of displays, semiconductor components and lifestyle materials	(S$1,000) 350	100.0
DNP Korea Co., Ltd.*	Sales of displays and semiconductor components	(Krw1,000) 500,000	100.0
DNP Taiwan Co., Ltd.	Sales of displays and semiconductor components	(NT 1,000) 10,000	100.0
DNP International Trading (Shanghai) Co., Ltd *	Sales of printing solutions and packaging products	(US$1,000) 2,000	100.0

Beverages

Beverages			
Hokkaido Coca-Cola Bottling Co., Ltd.	Manufacturing and sales of soft drinks	2,935	(3.8) 57.0

Notes 1. Ownership ratios(in brackets) indicate the percentage of shares owned through DNP's subsidiaries of affiliates.
2. Companies with an asterisk are neither consolidated nor accounted for under the equity method.

Reports

"Yuho" Annual Securities Report (Japanese)
Submitted twice a year to the Finance Ministry in accordance with Article 24 of the Securities Exchange Law (half-year report submitted in December, full year report submitted in June). We submit a wide range of information, including consolidated financial statements with an attached auditor's report, non-consolidated financial statements, summary of financial results, and information on outstanding shares and directors, etc.

"Tanshin" Earnings Release (Japanese, partially in English)
In accordance with Tokyo Stock Exchange rules, we prepare earnings releases for each quarter. (We began making quarterly releases after the rules were amended in March 2003.) In addition to consolidated and non-consolidated financial statements, we report on the status of sales, etc.

Publications

Annual Report (Japanese, English)
Around August or September every year, we release a Japanese version and an English version. In addition to consolidated financial statements, the report contains a message from the president, business strategies, summaries of financial results, news from each business sector, financial analysis, etc. The Japanese version contains the same financial statement and notes as the securities report, without the auditor's report. The English version contains financial statements with an attached auditor's report.

"DNP Report" Report to Shareholders (Japanese)
This report is issued quarterly, in September, December, March and June, and is mailed to shareholders. Examples of its content include summaries of business reports, interviews with management, information about new businesses, and information about shares.

Data Book (bilingual: Japanese and English)
Issued around August or September of every year, the Data Book contains values from financial statements of the past 10 years, financial analysis values presented in the form of tables and graphs, etc. Financial statement values are taken from securities reports.

DNP Group CSR Report (Japanese, English version available as PDF file)
Issued around August or September of every year, the report covers corporate social responsibility from the standpoint of the economy, society and environment. Since we issued our "Eco-report" in 1998, we have continued to report under different names such as "Environment Report" or "Sustainability Report."

Corporate Information (Japanese, English)
In order to give the public a better understanding of our operations, we published a pamphlet about our company. It introduces each division and addresses aspects like products, services, sales, planning, research and development, production facilities, company history, and a summary of our activities.

Web site

English: http://www.dnp.co.jp/index_e.html

We maintain a web site as a portal for communication with a large number of stakeholders. In addition to general corporate information and news updates, we also offer PDF versions of various reports and publications, introduce products, services and bases of operations in Japan and overseas, and receive inquiries via e-mail. The site also has links to DNP Group companies.

Major features of our web site

- News releases
- Information for investors: Financial high lights, bonds and rating report, disclosure policy, share information, etc.
- PDF files: Annual "Yuho" Securities Reports, "Tanshin" Earnings Releases, "Koukoku" Public Notices of Account Settlement, Annual Reports, DNP Reports, Data Books, DNP Group CSR Reports, Corporate Information, etc.
- Introduction to each division's business: Lists of products and services
- Personal information protection
- Materials procurement
- Hiring information
- Events and gallery information
- Contact information, etc.

Index of Photographs

*Any DNP product or service trademarks mentioned in this annual report are registered in Japan.

Dai Nippon Printing Co., Ltd.

1-1-1, Ichigaya-Kagacho, Shinjuku-ku, Tokyo 162-8001, Japan

Printed using soy inks.
FSC certified paper is used for the main body of this annual report.

FSC
Mixed Sources
Product group from well-managed forests and other controlled sources
Cert no. SGS-COC 1456
www.fsc.org

130th Anniversary

刻と新

Im for Innovati

DNP Data Book 2007

Year ended March 31, 2007

プロフィール Profile

大日本印刷株式会社の前身である秀英舎は、日本初の本格的な印刷会社として、1876年に設立されました。出版印刷から始まった当社はその後、商業印刷、ビジネスフォーム、包装、建材、産業資材、エレクトロニクスなど様々な分野に進出しています。

現在、世界的に情報関連の需要が伸び続けていますが、これは大日本印刷にとってビジネスチャンスといえます。情報産業のリーダーとして、大日本印刷の印刷技術やマーケティングのノウハウを応用発展させることにより印刷の事業領域を拡大させ、更なる成長を目指します。

Shueisha, the predecessor of today's Dai Nippon Printing Co., Ltd.(DNP), was founded in 1876 as Japan's first full-scale printing company. The company got its start in publication printing but has since diversified its operations to include commercial printing, business forms, packaging, decorative materials, lifestyle and industrial supplies, and electronic components.

The world is in the midst of growing demand for information, a situation that offers high potential for DNP. Backed by a position of leadership in the information industry, we are continuing to expand our businesses by exploring new technological and marketing possibilities in the world of printing.

目次 Contents

財務ハイライト　Consolidated and Non-Consolidated Financial Highlights

Net sales
売上高
(単位:百万円／¥ million)


1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated
単体 Non-Consolidated
情報コミュニケーション Information Communication
生活・産業 Lifestyle and Industrial Supplies
エレクトロニクス Electronics
清涼飲料 Beverages

Operating income
営業利益
(単位:百万円／¥ million)


150,000
100,000
50,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated
単体 Non-Consolidated

Ordinary income
経常利益
(単位:百万円／¥ million)


125,000
100,000
75,000
50,000
25,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated
単体 Non-Consolidated

Net income
当期純利益
(単位:百万円／¥ million)


80,000
60,000
40,000
20,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated
単体 Non-Consolidated

Gross cash flow
グロス・キャッシュフロー
(単位:百万円／¥ million)


200,000
150,000
100,000
50,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated
単体 Non-Consolidated

Total stockholders' equity
株主資本
(単位:百万円／¥ million)


1,200,000
1,000,000
800,000
600,000
400,000
200,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated
単体 Non-Consolidated

Total assets
総資産
(単位:百万円／¥ million)


1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated
単体 Non-Consolidated

Earnings per share
一株当たり当期純利益（EPS）
(単位:円／¥ yen)


100
80
60
40
20
98 99 00 01 02 03 04 05 06 07

連結 Consolidated
単体 Non-Consolidated

(百万円 / ¥ million)

Years ended March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
連結	Consolidated										
売上高	Net sales	1,336,604	1,269,543	1,286,703	1,342,035	1,311,934	1,309,002	1,354,101	1,424,942	1,507,505	**1,557,802**
情報コミュニケーション	Information Communication	–	–	–	–	651,216	611,754	622,466	633,498	655,974	**662,886**
生活・産業	Lifestyle and Industrial Supplies	–	–	–	–	410,705	417,277	425,523	448,832	478,368	**528,918**
エレクトロニクス	Electronics	–	–	–	–	176,914	208,138	236,402	269,626	296,766	**291,911**
清涼飲料	Beverages	–	–	–	–	73,099	71,833	69,710	72,986	76,396	**74,085**
営業利益	Operating income	106,818	69,609	85,886	85,941	72,242	89,881	102,438	120,528	120,669	**96,144**
経常利益	Ordinary income	111,673	77,996	87,976	92,349	74,775	88,177	97,276	120,485	124,715	**101,348**
当期純利益	Net income	56,539	30,493	39,034	33,409	15,609	28,774	52,971	59,936	65,187	**54,841**
グロス・キャッシュフロー	Gross cash flow	130,447	113,293	133,622	127,721	110,479	118,013	138,153	140,376	152,450	**155,002**
株主資本*	Total stockholders' equity	885,507	898,646	925,646	939,441	946,998	942,083	978,736	1,007,943	1,063,308	**1,071,897**
総資産	Total assets	1,450,709	1,445,293	1,451,700	1,489,871	1,432,458	1,450,027	1,513,734	1,600,129	1,662,377	**1,700,250**
一株当たり当期純利益（円）	Earnings per share (¥)	74.49	40.15	51.40	43.99	20.55	37.80	71.49	82.56	91.23	**78.10**
単体	Non-Consolidated										
売上高	Net sales	1,160,834	1,098,547	1,113,137	1,162,403	1,121,696	1,106,346	1,121,767	1,156,219	1,183,731	**1,162,244**
情報コミュニケーション	Information Communication	–	–	–	–	614,161	573,509	575,245	575,374	563,701	**561,955**
生活・産業	Lifestyle and Industrial Supplies	–	–	–	–	348,601	353,232	366,790	377,805	385,091	**380,983**
エレクトロニクス	Electronics	–	–	–	–	158,932	179,603	179,732	203,040	234,938	**219,304**
情報メディア	Information media	619,105	613,448	612,389	635,941	614,161	–	–	–	–	–
生活構材	Lifestyle products	308,870	293,533	299,102	307,897	296,074	–	–	–	–	–
情報電子部材	Electronic components & Information media supplies	232,859	191,565	201,644	218,564	211,460	–	–	–	–	–
（書籍・定期刊行物）	(Books and magazines)	209,404	–	–	–	–	–	–	–	–	–
（商業印刷物）	(Commercial printing)	605,943	–	–	–	–	–	–	–	–	–
（紙器・特殊印刷物）	(Packaging and special printing)	345,487	–	–	–	–	–	–	–	–	–
営業利益	Operating income	78,930	63,619	55,323	48,023	34,800	31,442	38,984	48,596	52,227	**41,059**
経常利益	Ordinary income	95,439	84,623	80,528	70,461	53,999	45,372	48,332	59,790	66,319	**57,799**
当期純利益	Net income	50,182	44,856	43,439	29,544	5,699	4,589	22,972	28,972	38,921	**33,705**
グロス・キャッシュフロー	Gross cash flow	106,507	107,446	114,181	99,156	76,011	68,630	80,628	84,649	102,495	**105,399**
株主資本*	Total stockholders' equity	802,209	844,184	873,763	889,447	882,682	852,782	860,961	858,868	883,464	**864,155**
総資産	Total assets	1,253,597	1,255,756	1,243,061	1,288,135	1,234,322	1,235,530	1,301,927	1,392,282	1,423,240	**1,431,131**
一株当たり配当額（円）	Cash dividends per share (¥)	18.00	18.00	18.00	18.00	18.00	19.00	21.00	24.00	26.00	**32.00**
一株当たり当期純利益（円）	Earnings per share (¥)	66.11	59.06	57.19	38.90	7.50	5.82	30.82	39.70	54.28	**47.95**

注）* 2006年3月期以前は、資本の部合計で表示しています。
2007年3月期は、株主資本及び評価換算差額等の合計で表示しています。

Note: *Figures for years prior to the year ended March 2007 show total stockholders' equity.
The figure for March 2007 shows the sum of total stockholders' equity, and valuation and translation adjustments.

財務データ　Consolidated and Non-Consolidated Financial Data

収益性 Profitability

Operating income　Operating income ratio
営業利益／営業利益率
(単位:百万円／¥ million, %)



150,000
125,000
100,000
75,000
50,000
25,000
15.0
12.5
10.0
7.5
5.0
2.5
98 99 00 01 02 03 04 05 06 07
営業利益連結 Operating income (Consolidated)
営業利益単体 Operating income (Non-Consolidated)
営業利益率連結 Ratio (Consolidated)
営業利益率単体 Ratio (Non-Consolidated)

Ordinary income／Ordinary income ratio
経常利益／経常利益率
(単位:百万円／¥ million, %)



125,000
100,000
75,000
50,000
25,000
12.5
10.0
7.5
5.0
2.5
98 99 00 01 02 03 04 05 06 07
経常利益連結 Ordinary income (Consolidated)
経常利益単体 Ordinary income (Non-Consolidated)
経常利益率連結 Ratio (Consolidated)
経常利益率単体 Ratio (Non-Consolidated)

Net income／Return on sales
当期利益／当期利益率
(単位:百万円／¥ million, %)



80,000
60,000
40,000
20,000
8
6
4
2
98 99 00 01 02 03 04 05 06 07
当期利益連結 Net income (Consolidated)
当期利益単体 Net income (Non-Consolidated)
当期利益率連結 Return on sales (Consolidated)
当期利益率単体 Return on sales (Non-Consolidated)

(百万円 / ¥ million)

Years ended March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
連結	Consolidated										
営業利益	Operating income	106,818	69,609	85,886	85,941	72,242	89,881	102,438	120,528	120,669	**96,144**
営業利益率*1 (%)	Operating income ratio (%)	7.99	5.48	6.67	6.40	5.51	6.87	7.57	8.46	8.00	**6.17**
経常利益	Ordinary income	111,673	77,996	87,976	92,349	74,775	88,177	97,276	120,485	124,715	**101,348**
経常利益率*2 (%)	Ordinary income ratio (%)	8.35	6.14	6.84	6.88	5.70	6.74	7.18	8.46	8.27	**6.51**
当期純利益	Net income	56,539	30,493	39,034	33,409	15,609	28,774	52,971	59,936	65,187	**54,841**
当期純利益率*3 (%)	Return on sales (%)	4.23	2.40	3.03	2.49	1.19	2.20	3.91	4.21	4.32	**3.52**
単体	Non-Consolidated										
営業利益	Operating income	78,930	63,619	55,323	48,023	34,800	31,442	38,984	48,596	52,227	**41,059**
営業利益率*1 (%)	Operating income ratio (%)	6.80	5.79	4.97	4.13	3.10	2.84	3.48	4.20	4.41	**3.53**
経常利益	Ordinary income	95,439	84,623	80,528	70,461	53,999	45,372	48,332	59,790	66,319	**57,799**
経常利益率*2 (%)	Ordinary income ratio (%)	8.22	7.70	7.23	6.06	4.81	4.10	4.31	5.17	5.60	**4.97**
当期純利益	Net income	50,182	44,856	43,439	29,544	5,699	4,589	22,972	28,972	38,921	**33,705**
当期純利益率*3 (%)	Return on sales (%)	4.32	4.08	3.90	2.54	0.51	0.41	2.05	2.51	3.29	**2.90**

注) *1 営業利益率＝営業利益／売上高×100%
*2 経常利益率＝経常利益／売上高×100%
*3 当期純利益率＝当期純利益／売上高×100%

Note: *1 Operating income ratio = Operating income / Net sales×100%
*2 Ordinary income ratio = Ordinary income / Net sales×100%
*3 Return on sales = Net income / Net sales×100%

Cost of sales
売上原価
(単位:十億/¥ billion)


1,500
1,250
1,000
750
500
250
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

Cost of sales ratio
売上原価率
(単位:%)


100
80
60
40
20
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

Return on equity
株主資本利益率 (ROE)
(単位:%)


10
8
6
4
2
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

Return on assets
総資産利益率 (ROA)
(単位:%)


10
8
6
4
2
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

(%)

Years ended March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
連結	Consolidated										
売上原価(十億円)	Cost of sales (¥ billion)	1,056.9	1,033.9	1,039.0	1,091.4	1,071.1	1,043.5	1,073.1	1,121.4	1,202.2	**1,268.1**
売上原価率	Cost of sales ratio	79.1	81.4	80.7	81.3	81.6	79.7	79.2	78.7	79.7	**81.4**
株主資本利益率(ROE)*1	Return on equity (ROE)	6.59	3.42	4.28	3.58	1.65	3.02	5.52	6.03	6.29	**5.14**
総資産利益率(ROA)*2	Return on assets (ROA)	3.95	2.11	2.69	2.27	1.07	2.00	3.57	3.85	4.00	**3.26**
単体	Non-Consolidated										
売上原価(十億円)	Cost of sales (¥ billion)	964.7	925.6	955.3	1,008.5	980.4	962.9	969.8	994.6	1,022.5	**1,012.4**
売上原価率	Cost of sales ratio	83.1	84.3	85.8	86.8	87.4	87.0	86.5	86.0	86.4	**87.1**
株主資本利益率(ROE)*1	Return on equity (ROE)	6.45	5.45	5.06	3.35	0.64	0.53	2.68	3.37	4.47	**3.86**
総資産利益率(ROA)*2	Return on assets (ROA)	4.05	3.58	3.48	2.33	0.45	0.37	1.81	2.15	2.76	**2.36**

注) *1 株主資本利益率(ROE)＝当期純利益／株主資本(期首・期末平均)×100%
*2 総資産利益率(ROA)＝当期純利益／総資産(期首・期末平均)×100%

Note: *1 Return on equity (ROE) = Net income / Total stockholders' equity (yearly average)×100%
*2 Return on assets (ROA) = Net income / Total assets (yearly average)×100%

成長性 Growth

Compounded operating income growth rate
営業利益成長率 (単位:%)



10
0
-10
-20
1yr 2yr 3yr 4yr 5yr 6yr 7yr 8yr 9yr 10yr
連結 Consolidated
単体 Non-Consolidated

Compounded ordinary income growth rate
経常利益成長率 (単位:%)



10
0
-10
1yr 2yr 3yr 4yr 5yr 6yr 7yr 8yr 9yr 10yr
連結 Consolidated
単体 Non-Consolidated

Compounded EPS growth rate
EPS成長率 (単位:%)



80
60
40
20
0
1yr 2yr 3yr 4yr 5yr 6yr 7yr 8yr 9yr 10yr
連結 Consolidated
単体 Non-Consolidated

Gross cash flow compounded growth rate
グロス・キャッシュフロー成長率 (単位:%)



15
10
5
0
1yr 2yr 3yr 4yr 5yr 6yr 7yr 8yr 9yr 10yr
連結 Consolidated
単体 Non-Consolidated

(%)

Years ended March 31		対昨年比 Compared to last year	過去2年 2 years	過去3年 3 years	過去4年 4 years	過去5年 5 years	過去6年 6 years	過去7年 7 years	過去8年 8 years	過去9年 9 years	過去10年 10 years
連結	Consolidated										
営業利益成長率*1	Compounded operating income growth rate	**-20.32**	-10.69	-2.09	1.70	5.88	1.89	1.62	4.12	-1.16	-1.44
経常利益成長率*2	Compounded ordinary income growth rate	**-18.74**	-8.28	1.38	3.54	6.27	1.56	2.04	3.33	-1.07	-1.14
EPS成長率*3	Compounded EPS growth rate	**-14.39**	-2.74	2.99	19.89	30.60	10.04	6.16	8.67	0.53	0.47
ｸﾞﾛｽ･ｷｬｯｼｭﾌﾛｰ成長率*4	Gross cash flow compounded growth rate	**1.67**	5.08	3.91	7.05	7.01	3.28	2.14	4.00	1.93	2.28
単体	Non-Consolidated										
営業利益成長率*1	Compounded operating income growth rate	**-21.38**	-8.08	1.74	6.90	3.36	-2.58	-4.17	-5.33	-7.00	-6.19
経常利益成長率*2	Compounded ordinary income growth rate	**-12.85**	-1.68	6.14	6.24	1.37	-3.25	-4.63	-4.65	-5.42	-4.44
EPS成長率*3	Compounded EPS growth rate	**-11.66**	9.90	15.87	69.42	44.93	3.55	-2.49	-2.57	-3.51	-2.73
ｸﾞﾛｽ･ｷｬｯｼｭﾌﾛｰ成長率*4	Gross cash flow compounded growth rate	**2.83**	11.59	9.34	11.32	6.76	1.02	-1.14	-0.24	-0.12	0.51

注) *1 営業利益成長率(X年間)＝{10^(logA/B÷X)-1}×100%　当期営業利益をA、X+1年前の営業利益をBとする
*2 経常利益成長率(X年間)＝{10^(logA/B÷X)-1}×100%　当期経常利益をA、X+1年前の経常利益をBとする
*3 EPS平均成長率(X年間)＝{10^(logA/B÷X)-1}×100%　当期EPSをA、X+1年前のEPSをBとする
*4 ｸﾞﾛｽ･ｷｬｯｼｭﾌﾛｰ成長率(X年間)＝{10^(logA/B÷X)-1}×100%　当期ｸﾞﾛｽ･ｷｬｯｼｭﾌﾛｰをA、X+1年前のｸﾞﾛｽ･ｷｬｯｼｭﾌﾛｰをBとする

Note: *1 Compounded operating income growth rate (X years) = {10^ (logA/B÷X)-1}×100%　A is operating income for this term; B is operating income X+1 year ago.
*2 Compounded ordinary income growth rate (X years) = {10^ (logA/B÷X)-1}×100%　A is ordinary income for this term; B is ordinary income X+1 year ago.
*3 Compounded EPS growth rate (X years) = {10^ (logA/B÷X)-1}×100%　A is EPS for this term; B is EPS X+1 year ago.
*4 Gross cash flow compounded growth rate (X years) = {10^ (logA/B÷X)-1}×100%　A is gross cash flow for this term; B is gross cash flow X+1 year ago.

効率性 Efficiency

Total assets turnover 総資本回転率
(単位:回／times)


2.0
1.5
1.0
0.5
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

Equity turnover 株主資本回転率
(単位:回／times)


2.0
1.5
1.0
0.5
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

Tangible fixed assets turnover 有形固定資産回転率
(単位:回／times)


5
4
3
2
1
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

Inventory turnover 棚卸資産回転率
(単位:回／times)


60
50
40
30
20
10
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

(回 / times)

Years ended March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
連結*	Consolidated										
総資本回転率 *1	Total assets turnover	0.93	0.88	0.89	0.91	0.90	0.91	0.91	0.92	0.92	**0.93**
株主資本回転率 *2	Equity turnover	1.56	1.42	1.41	1.44	1.39	1.39	1.41	1.43	1.46	**1.46**
有形固定資産回転率 *3	Tangible fixed assets turnover	2.58	2.29	2.27	2.39	2.37	2.41	2.57	2.74	2.75	**2.59**
棚卸資産回転率 *4	Inventory turnover	18.58	18.16	17.83	16.44	16.16	17.33	18.72	19.38	19.64	**18.14**
単体*	Non-Consolidated										
総資本回転率 *1	Total assets turnover	0.94	0.88	0.89	0.92	0.89	0.90	0.88	0.86	0.84	**0.81**
株主資本回転率 *2	Equity turnover	1.49	1.33	1.30	1.32	1.27	1.27	1.31	1.34	1.36	**1.33**
有形固定資産回転率 *3	Tangible fixed assets turnover	2.72	2.44	2.43	2.56	2.51	2.60	2.77	2.83	2.70	**2.45**
棚卸資産回転率 *4	Inventory turnover	29.43	35.86	47.00	42.19	39.36	47.49	54.76	57.19	57.41	**47.52**

注) *1 総資本回転率(回)＝売上高／総資産*
2 株主資本回転率(回)＝売上高／株主資本
3 有形固定資産回転率(回)＝売上高／有形固定資産
4 棚卸資産回転率(回)＝売上高／棚卸資産
棚卸資産=商品、製品、原材料、仕掛品、貯蔵品の合計

* 総資産、株主資本、有形固定資産、棚卸資産は前期末との平均値を用いています。

Note: *1 Total assets turnover (times) = Net sales / Total assets
*2 Equity turnover (times) = Net sales /Total stockholders' equity
*3 Tangible fixed assets turnover (times) = Net sales / Tangible fixed assets
*4 Inventory turnover (times) = Net sales/ Inventory
Inventory = Sum of Merchandise, Finished products, Raw materials, Work in progress and Stored goods

* The figures for total assets, total stockholders' equity, property, plant and equipment, and inventories are average of the previous and this term's year-end figures.

Receivables turnover
売上債権回転率
(単位:回／times)


5
4
3
2
1
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

Net sales per employee
従業員一人当たり売上高
(単位:百万円／¥ million)


150
100
50
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

Ordinary income per employee
従業員一人当たり経常利益
(単位:百万円／¥ million)


8
6
4
2
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

Net income per employee
従業員一人当たり当期純利益
(単位:百万円／¥ million)


5
4
3
2
1
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

(百万円 / ¥ million)

Years ended March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
連結*	Consolidated										
売上債権回転率(回) *1	Receivables turnover (times)	3.38	3.19	3.23	3.22	3.09	3.28	3.44	3.49	3.54	**3.40**
従業員一人当たり売上高 *2	Net sales per employee	–	–	–	38.65	38.05	37.37	38.86	41.03	42.74	**42.48**
従業員一人当たり経常利益 *3	Ordinary income per employee	–	–	–	2.66	2.17	2.52	2.79	3.47	3.54	**2.76**
従業員一人当たり当期純利益 *4	Net income per employee	–	–	–	0.96	0.45	0.82	1.52	1.73	1.85	**1.50**
単体*	Non-Consolidated										
売上債権回転率(回) *1	Receivables turnover (times)	3.18	2.98	3.02	3.02	2.88	3.07	3.20	3.23	3.32	**3.18**
従業員一人当たり売上高 *2	Net sales per employee	80.79	84.03	96.79	106.34	106.57	110.14	118.73	127.25	134.44	**132.07**
従業員一人当たり経常利益 *3	Ordinary income per employee	6.64	6.47	7.00	6.45	5.13	4.52	5.12	6.58	7.53	**6.57**
従業員一人当たり当期純利益 *4	Net income per employee	3.49	3.43	3.78	2.70	0.54	0.46	2.43	3.19	4.42	**3.83**

注) *1 売上債権回転率(回)＝売上高／(受取手形+売掛金+受取手形割引高)*
2 従業員一人当たり売上高(百万円)＝売上高／従業員数
3 従業員一人当たり経常利益(百万円)＝経常利益／従業員数
4 従業員一人当たり当期純利益(百万円)＝当期純利益／従業員数

* 受取手形、売掛金、受取手形割引高、従業員数は前期末との平均値を用いています。

Note: *1 Receivables turnover (times) = Net sales / (Notes receivable+Trade receivable+Discounted notes receivable)
*2 Net sales per employee (¥ million) = Net sales / Number of employees
*3 Ordinary income per employee (¥ million) = Ordinary income/ Number of employees
*4 Net income per employee (¥ million) = Net income / Number of employees

* Notes receivable, trade receivable, discounted notes receivable and number of employees are average figures of beginning and end of the fiscal year.

安全性 Stability

Equity ratio 株主資本比率
(単位:%)


100
80
60
40
20
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

Liquidity ratio 流動比率
(単位:%)


200
150
100
50
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

Fixed assets／liability ratio 固定長期適合率
(単位:%)


100
80
60
40
20
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

Interest coverage ratio インタレスト・カバレッジ・レシオ
(単位:倍／times)


100
80
60
40
20
98 99 00 01 02 03 04 05 06 07
連結 Consolidated
単体 Non-Consolidated

(%)

At March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
連結	Consolidated										
株主資本比率 *1	Equity ratio	61.04	62.18	63.76	63.06	66.11	64.97	64.66	62.99	63.96	**63.04**
流動比率 *2	Liquidity ratio	164.70	159.14	160.38	165.41	180.78	171.27	197.07	185.97	177.78	**165.90**
固定長期適合率 *3	Fixed assets / liability ratio	73.63	77.49	76.95	74.94	72.36	72.80	67.56	67.76	72.55	**75.61**
ｲﾝﾀﾚｽﾄ･ｶﾊﾞﾚｯｼﾞ･ﾚｼｵ *4 (倍)	Interest coverage ratio (times)	58.67	37.02	52.49	59.40	51.33	86.86	89.43	99.83	93.27	**76.46**
単体	Non-Consolidated										
株主資本比率 *1	Equity ratio	63.99	67.23	70.29	69.05	71.51	69.02	66.13	61.69	62.07	**60.38**
流動比率 *2	Liquidity ratio	164.68	167.76	175.82	176.53	187.93	166.50	180.52	154.53	139.20	**122.10**
固定長期適合率 *3	Fixed assets / liability ratio	73.30	76.24	75.10	73.62	72.57	74.26	70.31	74.65	81.70	**88.67**
ｲﾝﾀﾚｽﾄ･ｶﾊﾞﾚｯｼﾞ･ﾚｼｵ *4 (倍)	Interest coverage ratio (times)	72.34	56.57	50.12	53.03	47.63	61.10	61.91	64.13	69.78	**56.71**

注) *1 株主資本比率＝株主資本／総資産×100%
*2 流動比率＝流動資産／流動負債×100%
*3 固定長期適合率＝{固定資産／(株主資本+固定負債)}×100%
*4 ｲﾝﾀﾚｽﾄ･ｶﾊﾞﾚｯｼﾞ･ﾚｼｵ (倍)＝(営業利益+受取利息+受取配当金)／支払利息

Note: *1 Equity ratio = Total stockholders' equity / Total assets ×100%
*2 Liquidity ratio = Current assets / Current liabilities ×100%
*3 Fixed assets / liability ratio = {Fixed assets / (Total stockholders' equity+Long-term liabilities)} ×100%
*4 Interest coverage ratio (times)= (Operating income+Interest received+Dividends received) / Interest expenses

一株当たり指標 Per-Share Data

Earnings per share
一株当たり当期純利益 (EPS)
(単位:円／¥ yen)



連結 Consolidated　単体 Non-Consolidated

Book value per share
一株当たり純資産 (BPS)
(単位:円／¥ yen)



連結 Consolidated　単体 Non-Consolidated

Gross cash flow per share
一株当たりグロス・キャッシュフロー
(単位:円／¥ yen)



連結 Consolidated　単体 Non-Consolidated

Cash dividends per share
一株当たり配当額
(単位:円／¥ yen)



単体 Non-Consolidated

(円 / ¥)

Years ended March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
連結	Consolidated										
一株当たり当期純利益 (EPS)*1	Earnings per share (EPS)	74.49	40.15	51.40	43.99	20.55	37.80	71.49	82.56	91.23	**78.10**
一株当たり純資産 (BPS)*2	Book value per share (BPS)	1,165.94	1,183.24	1,218.79	1,236.96	1,246.99	1,270.81	1,348.40	1,409.18	1,507.90	**1,544.02**
一株当たりグロス・キャッシュフロー*3	Gross cash flow per share	171.76	149.17	175.94	168.17	145.47	159.23	190.38	196.31	216.25	**223.27**
単体	Non-Consolidated										
一株当たり当期純利益 (EPS)*1	Earnings per share (EPS)	66.11	59.06	57.19	38.90	7.50	5.82	30.82	39.70	54.28	**47.95**
一株当たり純資産 (BPS)*2	Book value per share (BPS)	1,056.26	1,111.52	1,150.47	1,171.12	1,162.30	1,149.27	1,184.99	1,199.56	1,251.59	**1,243.53**
一株当たりグロス・キャッシュフロー*3	Gross cash flow per share	140.24	141.47	150.34	130.56	100.09	92.51	111.00	118.26	145.25	**151.67**
一株当たり配当額	Cash dividends per share	18.00	18.00	18.00	18.00	18.00	19.00	21.00	24.00	26.00	**32.00**

注) *1 一株当たり当期純利益(2002年以前及び2007年) ＝当期純利益／期中平均株式数
一株当たり当期純利益(2003年から2006年) ＝(当期純利益－役員賞与)／期中平均株式数
*2 一株当たり純資産 (BPS、円)＝期末純資産／期末発行済株式総数
*3 一株当たりグロス・キャッシュフロー(円)＝グロス・キャッシュフロー／期末発行済株式総数

Note: *1 Earnings per share (prior to 2003 and 2007) = Net income / Outstanding shares (yearly average)
Earnings per share (since 2003 to 2006) = (Net income – Directors' bonuses) / Outstanding shares (yearly average)
*2 Book value per share (¥) = Total stockholders' equity (year-end) / Outstanding shares (year-end)
*3 Gross cash flow per share (¥) = Gross cash flow / Outstanding shares (year-end)

投資指標 Investment Return

Price-to-earnings ratio
株価収益率 (PER)
(単位:倍／times)



200
150
100
50
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

Price-to-book value ratio
株価純資産倍率 (PBR)
(単位：倍／times)



2.5
2.0
1.5
1.0
0.5
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

Price-to-cash flow ratio
株価キャッシュフロー倍率 (PCFR)
(単位:倍／times)



20
15
10
5
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

(倍 / times)

At March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
連結	Consolidated										
株価収益率 (PER)*1	Price-to-earnings ratio	29.53	44.83	32.41	34.10	69.15	30.00	24.07	21.18	23.35	**23.74**
株価純資産倍率 (PBR)*2	Price-to-book value ratio	1.89	1.52	1.37	1.21	1.14	0.89	1.28	1.24	1.41	**1.20**
株価ｷｬｯｼｭﾌﾛｰ倍率 (PCFR)*3	Price-to-cash flow ratio	12.81	12.07	9.47	8.92	9.77	7.26	9.04	8.91	9.85	**8.30**
単体	Non-Consolidated										
株価収益率 (PER)*1	Price-to-earnings ratio	33.28	30.48	29.13	38.56	189.47	194.85	55.84	44.06	39.24	**38.67**
株価純資産倍率 (PBR)*2	Price-to-book value ratio	2.08	1.62	1.45	1.28	1.22	0.99	1.45	1.46	1.70	**1.49**
株価ｷｬｯｼｭﾌﾛｰ倍率 (PCFR)*3	Price-to-cash flow ratio	15.69	12.72	11.08	11.49	14.20	12.26	15.50	14.79	14.66	**12.22**
配当性向*4 (%)	Dividend payout ratio (%)	27.24	30.48	31.47	46.27	239.85	326.46	68.14	60.45	47.90	**66.74**
配当利回り*5 (%)	Dividend yield (%)	0.82	1.00	1.08	1.20	1.27	1.68	1.22	1.37	1.22	**1.73**
純資産配当率*6 (%)	Dividends-on-equity (%)	1.76	1.66	1.59	1.55	1.54	1.64	1.80	2.01	2.12	**2.56**

注) *1 株価収益率(PER, 倍) =期末株価／一株当たり当期純利益
*2 株価純資産倍率(PBR, 倍) = 期末株価 ／一株当たり純資産
*3 株価ｷｬｯｼｭﾌﾛｰ倍率(PCFR, 倍) =期末株価 ／一株当たりｸﾞﾛｽ・ｷｬｯｼｭﾌﾛｰ
*4 配当性向 (2002年以前) =配当金総額／当期純利益×100%
配当性向 (2003年以降) =一株当たり配当額／一株当たり当期純利益×100%
*5 配当利回り=一株当たり配当額／期末株価×100%
*6 純資産配当率={配当金総額／純資産(期首・期末平均値)}×100%

Note: *1 Price-to-earnings ratio (times) = Stock price (year-end) / Net income per share
*2 Price-to-book value ratio (times) = Stock price (year-end) / Stockholders' equity per share
*3 Price-to-cash flow ratio (times) = Stock price (year-end) / Gross cash flow per share
*4 Dividend payout ratio (prior to 2003) = Total dividends paid / Net income×100%
Dividend payout ratio (since 2003) = Dividends per share / Net income per share × 100%
*5 Dividend yield = Dividend per share / Stock price (year-end)×100%
*6 Dividends-on-equity = {Total dividends paid / Total stockholders' equity (yearly average)} ×100%

その他の指標 Other Data

Capital expenditures 設備投資額
(単位:百万円／¥ million)



175,000
150,000
125,000
100,000
75,000
50,000
25,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

Depreciation expenses 減価償却費
(単位:百万円／¥ million)



120,000
100,000
80,000
60,000
40,000
20,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

R&D expenditures 研究開発費
(単位:百万円／¥ million)



40,000
30,000
20,000
10,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

Number of employees 従業員数
(単位:人／persons)



40,000
30,000
20,000
10,000
98 99 00 01 02 03 04 05 06 07

連結 Consolidated　単体 Non-Consolidated

(百万円 / ¥ million)

Years ended March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
連結	Consolidated										
設備投資額*1	Capital expenditures	111,341	119,372	113,858	103,050	85,096	73,789	69,834	86,057	136,059	**162,885**
減価償却費	Depreciation expenses	73,908	82,800	94,588	94,312	94,870	89,239	85,182	80,440	87,263	**100,161**
研究開発費	R&D expenditures	–	–	23,571	24,664	23,367	24,097	26,050	26,386	28,692	**30,112**
従業員数（人）	Number of employees (persons)	–	–	35,347	34,094	34,868	35,182	34,514	34,939	35,596	**37,740**
単体	Non-Consolidated										
設備投資額*2	Capital expenditures	78,108	86,079	88,392	78,871	61,666	48,917	41,968	69,072	111,219	**103,000**
減価償却費	Depreciation expenses	56,325	62,582	70,742	69,612	70,312	64,041	57,656	55,677	63,575	**71,694**
研究開発費	R&D expenditures	–	–	21,017	22,257	21,162	21,946	23,733	23,849	25,962	**27,292**
従業員数（人）	Number of employees (persons)	14,309	11,836	11,165	10,698	10,352	9,737	9,159	9,013	8,597	**9,003**

注）*1 連結　1996年より無形固定資産を含む
*2 単体　2000年より無形固定資産を含む

Note: *1 The figures from the year 1996 include intangible assets.
*2 The figures from the year 2000 include intangible assets.

主要子会社及び関連会社 Major Subsidiaries and Affiliates

(百万円 / ¥ million)

社名	Company name	資本金 Capital	出資比率(%) Ownership ratio
Printing			
(株) DNP北海道	DNP Hokkaido Co., Ltd.	350	100.0
(株) DNP東北	DNP Tohoku Co., Ltd.	350	100.0
(株) DNP東海	DNP Tokai Co., Ltd.	120	100.0
(株) DNP西日本	DNP Nishi Nippon Co., Ltd.	400	100.0
(株) DNP四国	DNP Shikoku Co., Ltd.	50	97.0
■情報コミュニケーション部門			
(株) DNPオフセット	DNP Offset Co., Ltd.	200	100.0
(株) DNP製本	DNP Seihon Co., Ltd.	200	100.0
(株) DNPトータルプロセス市谷	DNP Total Process Ichigaya Co., Ltd.	100	100.0
(株) DNPトータルプロセス前橋	DNP Total Process Maebashi Co., Ltd.	100	100.0
(株) DNPアート	DNP Art Co., Ltd.	80	100.0
(株) DNPテクタス市谷	DNP Techtas Ichigaya Co., Ltd.	80	100.0
(株) DNPユニプロセス	DNP Uniprocess Co., Ltd.	80	100.0
(株) DNPトータルプロセス長岡	DNP Total Process Nagaoka Co., Ltd.	50	100.0
(株) DNP物流システム市谷	DNP Butsuryu Systems Ichigaya Co., Ltd.	40	100.0
	Tien Wah Press (Pte.) Ltd.	4,600 (S$1,000)	100.0
(株) DNPメディアクリエイト関西	DNP Media Create Kansai Co., Ltd.	200	100.0
(株) DNPグラフィカ	DNP Graphica Co., Ltd.	100	100.0
(株) DNPメディアクリエイト	DNP Media Create Co., Ltd.	100	100.0
(株) マルチプリント	Multi Print Co., Ltd.	100	100.0
(株) DNP物流システム商印	DNP Butsuryu Systems Shouin Co., Ltd.	50	100.0
(株) DNPデータテクノ	DNP Data Techno Co., Ltd.	100	100.0
(株) DNPデータテクノ関西	DNP Data Techno Kansai Co., Ltd.	100	100.0
(株) DNPトータルプロセス蕨	DNP Total Process Warabi Co., Ltd.	80	100.0
ネクサンティス (株)*	NexantiS Corporation*	25	100.0
(株) DNPテクタス蕨	DNP Techtas Warabi Co., Ltd.	20	100.0
	DNP France SAS*	37 (Euro1,000)	100.0
マイポイント・ドット・コム (株)	MyPoint.com Japan Co., Ltd.	10	83.0
(株) DNPアーカイブコム	DNP Archives.com Co., Ltd.	100	100.0
(株) DNP映像センター	DNP AV Center Co., Ltd.	100	100.0
(株) DNPデジタルコム	DNP Digitalcom Co., Ltd.	100	100.0
(株) DNPスペースデザイン	DNP Space Design Co., Ltd.	100	100.0
(株) モバイルインパルス*	Mobile Impulse Co., Ltd.*	90	100.0
(株) メゾン・ド・DNPギンザ*	Maison de DNP Ginza Co., Ltd.*	60	100.0
(株) DNP年史センター	DNP Corporate History Center Co., Ltd.	50	100.0
(株) トランスアート*	Trans Art Inc.*	50	100.0
(株) シーピーデザインコンサルティング*	CP Design Consulting Co., Ltd.*	40	92.5
(株) エムズコミュニケイト*	M's Communicate Co., Ltd.*	30	95.0
(株) アットテーブル*	At Table Co., Ltd.*	30	95.0
(株) ユートゥ*	YouToo Co., Ltd.*	50	100.0
■生活・産業部門			
(株) DNPテクノパック東海	DNP Technopack Tokai Co., Ltd.	430	100.0
(株) DNPテクノフィルム	DNP Techno Film Co., Ltd.	380	100.0
(株) DNPテクノパック	DNP Technopack Co., Ltd.	300	100.0
(株) DNPテクノパック関西	DNP Technopack Kansai Co., Ltd.	200	100.0
(株) DNPテクノパック横浜	DNP Technopack Yokohama Co., Ltd.	200	100.0
相模容器 (株)	Sagami Yoki Co., Ltd.	200	90.0
(株) アセプティック・システム	Aseptic Systems Co., Ltd.	100	100.0
(株) DNPテクノポリマー	DNP Techno Polymer Co., Ltd.	100	100.0
(株) DNPカップテクノ	DNP Cup Techno Co., Ltd.	80	100.0
(株) DNP包装	DNP Hoso Co., Ltd.	80	100.0
	PT DNP Indonesia	26,000 ($1,000)	51.0
(株) DNPエリオ	DNP Ellio Co., Ltd.	300	50.0
(株) DNP住空間マテリアル	DNP Lifestyle Materials Co., Ltd.	200	100.0
DNP住空間マテリアル販売 (株)	DNP Lifestyle Materials Marketing Co., Ltd.	300	100.0
(株) DNPアイ・エム・エス	DNP IMS Co., Ltd.	100	100.0

*は連結対象外、持分法非適用関連会社である。

*Companies with an asterisk mark are neither consolidated nor accounted for under the equity method.

(百万円 / ¥ million)

社名	Company name	資本金 Capital	出資比率(%) Ownership ratio
(株) DNPオプトマテリアル	DNP OptoMaterials Co., Ltd.	100	100.0
(株) DNPプリントラッシュ	DNP Printrush Co., Ltd.	300	100.0
(株) DNPフォトイメージング	DNP Photo Imaging Co., Ltd.	5,100	100.0
(株) DNPフォトマーケティング	DNP Photo Marketing Co.,Ltd.	100	100.0 (100.0)
(株) DNPアイディーイメージング	DNP ID Imaging Co., Ltd.	50	100.0 (100.0)
(株) DNPアイ・エム・エス小田原	DNP IMS Odawara Co., Ltd.	300	100.0
(株) DNPファインケミカル	DNP Fine Chemical Co., Ltd.	100	100.0 (100.0)
	DNP Photo Imaging America, Inc.	45,712 (US$1,000)	84.0 (84.0)
	DNP IMS America Corporation	47,920 (US$1,000)	100.0 (100.0)
	Compagnie de Découpe de l'Ouest - CDO SAS	3,040 (Euro 1,000)	23.4
	DNP IMS France SAS*	300 (Euro 1,000)	100.0
■エレクトロニクス部門			
アドバンスト・カラーテック (株)	Advanced Colortech, Inc.	350	100.0
(株) DNPカラーテクノ亀山	DNP Color Techno Kameyama Co., Ltd.	2,500	100.0
ディー・エー・ピー・テクノロジー (株)	DAP Technolgy Co., Ltd.	9,000	65.0
(株) DNPプレシジョンデバイス	DNP Precision Devices Co., Ltd.	450	100.0
	DNP Denmark A/S	135,000 (Dkr1,000)	100.0
	DNP Electronics America, LLC	15,045 (US$1,000)	100.0 (100.0)
	DNP Display Technology Taiwan Co., Ltd.	30,000 (NT$1,000)	100.0 (99.0)
ディー・ティー・ファインエレクトロニクス (株)	DT Fine Electronics Co., Ltd.	490	65.0
(株) DNPファインエレクトロニクス	DNP Fine Electronics Co., Ltd.	300	100.0
(株) DNPエル・エス・アイ・デザイン	DNP LSI Design Co., Ltd.	100	100.0
(株) DNPミクロテクニカ	DNP Micro Technica Co., Ltd.	40	100.0
	DNP Photomask Europe S.p.A.	47,200 (Euro1,000)	80.6
	DNP Photomask Technology Taiwan Co., Ltd.	448,000 (NT1,000)	100.0 (3.3)
■その他			
ザ・インクテック (株)	The Inctec Inc.	2,000	83.4
(株) DNPロジスティクス	DNP Logistics Co., Ltd.	626	100.0
(株) ディー・エヌ・ケー	D.N.K Co., Ltd.	100	100.0
大日本商事 (株)	DNP Trading Co., Ltd.	100	94.3
(株) ダイレック	Direc Co., Ltd.	96	55.0
(株) DNPエス・ピー・テック	DNP SP Tech Co., Ltd.	80	100.0
教育出版 (株)	Kyoiku Shuppan Co., Ltd.	60	48.3
■福利厚生・施設管理会社など			
大日本開発 (株)	Dai Nippon Kaihatsu Co., Ltd.	250	100.0
(株) 塩原グリーンビレッジ*	Shiobara Green Village Co., Ltd.*	200	99.6
(株) DNPファシリティサービス	DNP Facility Service Co., Ltd.	100	100.0
(株) DNP情報システム	DNP Information Systems Co., Ltd.	100	100.0
(株) DNPヒューマンサービス	DNP Human Services Co., Ltd.	90	100.0
(株) 宇津峰カントリー倶楽部*	Uzumine Country Club Co., Ltd.*	33	88.8
(株) DNPアカウンティングサービス	DNP Accounting Services Co., Ltd.	30	100.0
(株) DNPテクノリサーチ*	DNP Techno Research Co., Ltd.*	20	100.0
■海外販社			
	DNP America, LLC	100 (US$1,000)	100.0 (100.0)
	DNP Corporation USA	52,212 (US$1,000)	100.0 (8.5)
	DNP Holding USA Corporation	100 (US$1,000)	100.0 (100.0)
	DNP Europa GmbH*	92 (Euro1,000)	100.0
	DNP UK Co., Ltd.*	120 (£1,000)	100.0
	Dai Nippon Printing Co. (Australia) Pty. Ltd.*	70 (A$1,000)	100.0
	DNP Singapore Pte. Ltd.*	350 (S$1,000)	100.0
	DNP Korea Co., Ltd.*	500,000 (Krw1,000)	100.0
	DNP Taiwan Co., Ltd.	10,000 (NT1,000)	100.0
迪文普国際貿易 (上海) 有限公司*	DNP International Trading (Shanghai) Co., Ltd.*	2,000 (US$1,000)	100.0
Beverages			
■清涼飲料			
北海道コカ・コーラボトリング (株)	Hokkaido Coca-Cola Bottling Co., Ltd.	2,935	57.0 (3.8)

出資比率欄の( )内は、間接所有割合(内数)である。

Ownership ratios (in brackets) indicate the percentage of shares owned through DNP's subsidiaries or affiliates.

連結損益計算書（10年間） Consolidated Statements of Income (10 years)

(百万円 / ¥ million)

	Years ended March 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	対前年増減率(%) (2007/2006)
売上高	Net sales	1,336,604	1,269,543	1,286,703	1,342,035	1,311,934	1,309,002	1,354,101	1,424,942	1,507,505	**1,557,802**	**3.34**
売上原価	Cost of sales	1,056,962	1,033,926	1,039,006	1,091,386	1,071,163	1,043,456	1,073,118	1,121,373	1,202,159	**1,268,072**	**5.48**
販売費及び一般管理費	Selling, general and administrative expenses	172,824	166,008	161,811	164,708	168,529	175,665	178,545	183,041	184,676	**193,585**	**4.82**
営業利益	Operating income	106,818	69,609	85,886	85,941	72,242	89,881	102,438	120,528	120,669	**96,144**	**-20.32**
営業外収益	Nonoperating income	13,726	19,157	14,279	16,734	10,383	7,757	8,209	10,123	9,670	**10,592**	**9.53**
受取利息及び配当金	Interest and dividend income	3,709	3,881	2,882	3,103	2,597	2,279	2,287	2,368	2,727	**3,785**	**38.80**
持分法による投資利益	Equity earnings of affiliates	–	–	17	128	–	–	–	–	442	**–**	**–**
その他	Other	10,017	15,276	11,380	13,503	7,786	5,478	5,922	7,755	6,501	**6,807**	**4.71**
営業外費用	Nonoperating expenses	8,871	10,770	12,189	10,326	7,850	9,461	13,371	10,166	5,624	**5,389**	**-4.18**
支払利息	Interest expenses	1,884	1,985	1,691	1,499	1,458	1,061	1,171	1,231	1,323	**1,307**	**-1.21**
持分法による投資損失	Equity earnings of affiliates	–	36	–	–	210	655	1,976	297	–	**99**	**–**
その他	Other	6,987	8,749	10,498	8,827	6,182	7,745	10,224	8,637	4,301	**3,982**	**-7.42**
経常利益	Ordinary income	111,673	77,996	87,976	92,349	74,775	88,177	97,276	120,485	124,715	**101,348**	**-18.74**
特別利益	Extraordinary income	1,736	9,813	9,823	13,472	974	246	13,526	4,337	7,347	**11,221**	**52.73**
特別損失	Extraordinary loss	12,775	10,106	18,600	36,705	49,599	46,179	17,665	17,136	17,422	**13,620**	**-21.82**
税金等調整前当期純利益	Income before income taxes	100,634	77,703	79,199	69,116	26,150	42,244	93,137	107,686	114,639	**98,950**	**-13.69**
法人税等	Income taxes	44,632	48,916	40,509	37,077	25,472	34,240	35,086	43,072	47,550	**36,858**	**-22.49**
法人税等調整額	Income taxes and other adjustments	-2,329	-3,550	-2,435	-2,784	-15,137	-20,477	3,257	3,194	514	**6,149**	**1,096.30**
少数株主利益	Minority interests	1,483	1,844	2,091	1,414	206	-293	1,823	1,482	1,386	**1,099**	**-20.71**
連結調整勘定償却及び持分法による投資損益等	Minority interests, amortization of consolidation adjustments and net investment gains or losses from equity method	309	–	–	–	–	–	–	–	–	**–**	**–**
当期純利益	Net income	56,539	30,493	39,034	33,409	15,609	28,774	52,971	59,936	65,187	**54,841**	**-15.87**

連結貸借対照表（資産の部、10年間） Consolidated Balance Sheets (Assets, 10 years)

(百万円 / ¥ million)

At March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	対前年増減率(%) (2007/2006)
資産の部	Assets											
流動資産	Current assets	721,205	664,597	670,246	721,347	690,010	715,509	771,902	838,735	805,127	**800,273**	**-0.60**
現金及び預金	Cash and time deposits	238,305	193,697	186,747	187,459	189,913	238,991	277,398	320,479	268,334	**195,595**	**-27.11**
受取手形及び売掛金	Notes and trades receivable	395,986	396,312	396,467	433,417	411,336	383,576	400,112	413,565	436,331	**477,157**	**9.36**
有価証券	Marketable securities	3,234	1,851	2,496	2,020	3,165	50	6,706	6,803	6,797	**9,992**	**47.01**
棚卸資産	Inventories	72,827	67,028	77,340	85,931	76,401	74,702	69,992	77,043	76,485	**95,246**	**24.53**
繰延税金資産	Deferred tax assets	6,999	5,548	5,822	9,048	7,603	9,891	12,262	13,158	13,333	**14,216**	**6.62**
その他の流動資産	Other current assets	10,256	6,454	8,275	9,278	7,398	13,472	10,278	14,619	10,962	**13,275**	**21.10**
貸倒引当金	Allowance for doubtful accounts	-6,402	-6,293	-6,901	-5,806	-5,806	-5,173	-4,846	-6,935	-7,118	**-5,209**	-
固定資産	Fixed assets	725,750	774,416	772,061	768,524	742,448	734,518	741,832	761,393	857,249	**899,976**	**4.98**
有形固定資産	Tangible fixed assets	536,364	570,860	561,898	561,017	543,962	540,874	513,175	528,008	568,965	**635,783**	**11.74**
建物及び構築物	Buildings and structures	176,988	185,647	190,258	190,173	183,045	182,526	174,495	172,244	175,854	**203,452**	**15.69**
機械装置及び運搬具	Machinery and equipment	238,199	233,884	235,764	230,311	210,771	206,132	190,522	187,808	220,734	**246,594**	**11.72**
土地	Land	101,153	101,848	102,175	105,176	114,096	116,505	117,050	120,526	119,399	**124,915**	**4.62**
建設仮勘定	Construction in progress	20,024	25,792	7,277	6,873	9,327	12,422	10,636	26,515	30,532	**34,125**	**11.77**
その他の有形固定資産	Other tangible fixed assets	-	23,689	26,424	28,484	26,723	23,289	20,472	20,913	22,445	**26,694**	**18.93**
無形固定資産	Intangible fixed assets	1,804	2,119	19,894	22,620	22,210	28,755	24,810	22,727	21,453	**25,280**	**17.84**
ソフトウエア	Softwares	-	-	16,023	16,896	17,834	16,763	15,573	15,331	15,615	**18,008**	**15.33**
その他の無形固定資産	Other intangible fixed assets	1,804	2,119	3,871	5,724	4,376	11,992	9,237	7,396	5,838	**7,271**	**24.55**
投資その他の資産	Investments	187,582	201,437	190,269	184,887	176,276	164,889	203,847	210,656	266,830	**238,912**	**-10.46**
投資有価証券	Investment securities	140,006	152,816	154,104	148,758	126,931	97,139	148,527	161,538	224,503	**194,197**	**-13.50**
長期貸付金	Long-term loans	11,508	8,337	5,384	4,812	5,683	8,619	8,506	5,932	7,714	**3,451**	**-55.26**
繰延税金資産	Deferred income taxes	7,377	12,460	15,061	14,388	29,797	47,989	25,381	18,509	6,510	**8,448**	**29.77**
その他の投資その他の資産	Other investments	30,635	32,341	20,760	19,859	19,330	19,249	31,960	37,283	39,597	**42,831**	**8.17**
貸倒引当金	Allowance for doubtful accounts	-1,284	-3,992	-4,115	-2,930	-5,465	-8,107	-10,527	-12,607	-11,496	**-10,016**	-
投資評価引当金	Provision for investment appraisal losses	-660	-525	-925	-	-	-	-	-	-	-	-
連結調整勘定	Consolidation adjustments	636	-	-	-	-	-	-	-	-	-	-
為替換算調整勘定	Foreign currency translation adjustments	3,118	6,280	9,393	-	-	-	-	-	-	-	-
資産合計	Total assets	1,450,709	1,445,293	1,451,700	1,489,871	1,432,458	1,450,027	1,513,734	1,600,129	1,662,377	**1,700,250**	**2.28**

連結貸借対照表（負債の部・純資産の部、10年間） Consolidated Balance Sheets (Liabilities and Net Assets, 10 years)

（百万円 / ¥ million）

At March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	対前年同期比(%) (2007/2006)
負債の部	Liabilities											
流動負債	Current liabilities	437,899	417,628	417,904	436,093	381,678	417,760	391,693	450,994	452,883	**482,373**	**6.51**
支払手形及び買掛金	Notes and accounts payable	285,006	290,348	291,756	295,707	261,920	267,874	278,315	302,667	311,567	**337,590**	**8.35**
短期借入金	Short-term borrowing	16,758	12,669	12,766	16,870	10,943	10,558	8,034	12,424	11,654	**9,511**	**-18.39**
一年内返済長期借入金	Long-term borrowing redeemable within 1 year	956	1,249	853	1,101	778	6,407	4,033	4,030	2,620	**3,120**	**19.08**
一年内償還転換社債	Convertible bonds redeemable within 1 year	–	–	19,896	–	19,181	29,663	–	–	–	–	–
未払法人税等	Accrued corporate tax	21,307	25,367	22,481	22,278	12,475	25,059	20,964	31,018	28,169	**18,034**	**-35.98**
賞与引当金	Reserve for bonuses	16,287	15,330	14,361	14,356	12,369	13,741	14,816	16,706	17,303	**18,338**	**5.98**
損害補償損失引当金	Reserve for loss of damage compensation	–	–	–	–	–	–	–	–	–	**2,400**	–
その他の流動負債	Other current liabilities	97,585	72,665	55,791	85,781	64,012	64,458	65,531	84,147	81,568	**93,378**	**14.48**
固定負債	Long-term liabilities	100,214	100,695	77,637	86,012	79,013	66,821	119,277	115,801	118,287	**118,436**	**0.13**
社債	Bonds	–	–	–	–	–	–	50,000	50,000	50,000	**50,000**	**0.00**
転換社債	Convertible bonds	68,740	68,740	48,844	48,844	29,663	–	–	–	–	–	–
長期借入金	Long-term borrowing	4,051	3,097	2,503	4,496	4,067	8,700	9,342	6,399	3,719	**6,597**	**77.39**
繰延税金負債	Deferred tax liabilities	–	–	303	67	162	265	271	317	6,116	**5,546**	**-9.32**
退職給付引当金	Provision for retirement benefits	–	–	–	32,605	44,335	57,812	59,573	59,060	58,447	**55,275**	**-5.43**
退職給与引当金	Allowance for retirement benefits	27,423	28,858	25,987	–	–	–	–	–	–	–	–
その他固定負債	Other fixed liabilities	–	–	–	–	786	44	91	24	3	**1,016**	–
負債合計	Total liabilities	538,113	518,323	495,541	522,105	460,691	484,581	510,970	566,796	571,170	**600,810**	**5.19**
少数株主持分	Minority interests in consolidated subsidiaries											
少数株主持分	Minority interests in consolidated subsidiaries	27,089	28,324	30,513	28,325	24,769	23,363	24,028	25,389	27,898	–	–
純資産の部	Total net assets											
株主資本	Stockholders' equity	–	–	–	–	–	–	–	–	–	**1,027,475**	–
資本金	Capital stock	114,464	114,464	114,464	114,464	114,464	114,464	114,464	114,464	114,464	**114,464**	**0.00**
資本剰余金*	Capital surplus*	144,898	144,898	144,898	144,898	144,898	144,898	144,901	144,905	144,908	**144,898**	**-0.01**
利益剰余金*	Retained earnings*	626,164	639,287	666,287	685,760	688,491	705,099	743,393	774,652	806,446	**828,707**	**2.76**
自己株式	Treasury stocks	-19	-3	-3	-3	-71	-21,759	-46,360	-51,628	-57,450	**-60,594**	–
評価・換算差額等	Valuation and translation adjustments	–	–	–	–	–	–	–	–	–	**44,421**	–
その他有価証券評価差額金	Net unrealized gains/lossess on securities	–	–	–	–	1,625	2,581	27,273	30,441	55,489	**41,331**	**-25.51**
繰延ヘッジ損益	Net deferred gains/losses on derivatives	–	–	–	–	–	–	–	–	–	**-3**	–
為替換算調整勘定	Foreign currency translation adjustments	–	–	–	-5,678	-2,409	-3,200	-4,935	-4,891	-549	**3,093**	–
少数株主持分	Minority interests in consolidated subsidiaries	–	–	–	–	–	–	–	–	–	**27,542**	–
純資産合計**	Total net assets**	885,507	898,646	925,646	939,441	946,998	942,083	978,736	1,007,943	1,063,308	**1,099,439**	**3.40**
負債純資産合計	Total liabilities and total net assets	1,450,709	1,445,293	1,451,700	1,489,871	1,432,458	1,450,027	1,513,734	1,600,129	1,662,377	**1,700,250**	**2.28**

注）* 2003年3月期より資本準備金、連結剰余金はそれぞれ資本剰余金、利益剰余金に変更されました。
** 2007年3月期より資本合計は、純資産合計に変更されました。

Note: * As of fiscal year ended March 2003, capital surplus and retained earnings have been renamed as capital surplus and retained earnings.
** As of fiscal year ended March 2007, total stockholders' equity has been renamed to total net assets.

連結キャッシュフロー計算書（6年間）　Consolidated Cash Flows (6 years)

(百万円 / ¥ million)

Years ended March 31		2001	2002	2003	2004	2005	2006	2007
営業活動によるキャッシュフロー	Cash flows from operating activities							
税金等調整前当期純利益	Income before income taxes and minority interests	69,116	26,150	42,244	93,137	107,686	114,639	**98,950**
営業活動によるキャッシュフローへの税金調整前当期純利益の調整	Adjustment to reconcile income before income taxes and minority interests to net cash porvided by operating activities							
減価償却費	Depreciation	94,312	94,870	89,239	85,182	80,440	87,263	**100,161**
減損損失	Impairment loss on fixed assets	–	–	–	–	–	7,346	**1,282**
貸倒引当金の増減額	Provision for doubtful receivables (net)	-2,380	2,405	2,069	2,276	5,647	-1,060	**-1,036**
退職給付引当金の増減額	Provision for retirement benefits (net)	32,605	11,676	12,865	1,761	-842	-971	**-4,707**
退職給与引当金の増減額	Allowance for retirement benefits	-25,987	–	–	–	–	–	**–**
持分法投資損益	Equity in (earnings) loss of affiliated companies	-128	210	655	1,976	297	-442	**99**
のれん償却額*	Amortization of goodwill	55	-40	369	1,133	1,669	1,079	**1,475**
受取利息及び受取配当金	Interest and dividends income	-3,103	-2,597	-2,279	-2,287	-2,368	-2,727	**-3,785**
支払利息	Interest paid	1,499	1,458	1,061	1,171	1,231	1,323	**1,307**
有価証券及び投資有価証券売却損益	Net loss (gain) on sale of marketable securities and investments in securities	-430	451	196	-4,239	-191	-3,679	**-8,042**
投資有価証券評価損	Loss on devaluation of investment securities	3,344	30,806	29,916	1,104	921	1,650	**384**
関係会社株式評価損	Loss on devaluation of securities in affiliates	953	64	337	281	155	1	**–**
有形固定資産売除却損	Net loss on disposal of property, plant and equipment	5,897	10,722	7,118	7,540	7,602	1,898	**5,135**
退職給付信託有価証券の設定額	Contribution of the securities of employees' retirement benefits trust, at cost	15,432	–	–	–	–	–	**–**
退職給付信託設定益	Net gain on revaluation of securities contributed to employees' retirement benefits trust	-11,317	–	–	–	–	–	**–**
売上債権の増減額	Decrease (increase) in trade receivables	-36,266	25,866	38,841	-17,519	-11,342	-19,695	**-34,238**
棚卸資産の増減額	Decrease (increase) in inventories	-8,454	10,745	3,331	4,085	-6,634	1,547	**-18,042**
仕入債務の増減額	Increase (decrease) in trade payables	3,035	-39,615	1,947	12,248	28,751	5,669	**15,211**
その他	Other, net	16,509	-3,874	-6,929	12,820	1,744	-1,540	**16,220**
小計	Sub-total	154,692	169,297	220,980	200,669	214,769	192,303	**170,375**
従業員臨時退職金の支払額	Payments for special retirement and severance benefits	-684	-194	-1,688	-15	-1,984	-716	**–**
法人税等の支払額	Payments for income taxes	-37,280	-35,273	-21,879	-39,167	-34,443	-49,913	**-47,364**
営業活動によるキャッシュフロー	Net cash provided by operating activities	116,728	133,830	197,413	161,487	178,341	141,673	**123,010**

注）* 2006年3月期以前は、連結調整勘定償却額

(百万円 / ¥ million)

		2001	2002	2003	2004	2005	2006	2007
投資活動によるキャッシュフロー	Cash flows from investing activities							
短期投資の純増減額	Net decrease (increase) in short-term investments	-30,642	32,082	299	65	-29,752	18	**5,008**
有価証券の取得による支出	Payments for purchase of marketable securities	-220	-179	-50	-6,703	-11	–	**-501**
有価証券の売却による収入	Proceeds from sale of marketable securities	275	1,922	3,160	50	6,706	6,711	**7,201**
有形固定資産の取得による支出	Payments for purchase of property, plant and equipment	-74,225	-100,385	-65,554	-66,684	-73,714	-129,471	**-153,994**
有形固定資産の売却による収入	Proceeds from sale of property, plant and equipment	1,346	2,430	1,331	3,307	980	4,978	**2,139**
投資有価証券の取得による支出	Payments for purchase of investments in securities	-7,225	-15,210	-24,141	-18,744	-22,414	-32,156	**-13,886**
投資有価証券の売却による収入	Proceeds from sale of investments in securites	1,776	4,116	9,409	11,563	5,282	5,092	**16,988**
利息及び配当金の受取額	Interest and dividends income	2,117	2,597	2,279	2,453	2,752	3,042	**3,916**
その他	Other	-11,762	-6,936	-14,125	-20,047	-16,057	-9,995	**-17,588**
投資活動によるキャッシュフロー	Net cash used in investing activities	-118,560	-79,563	-87,392	-94,740	-126,228	-151,780	**-150,717**
財務活動によるキャッシュフロー	Cash flows from financing activities							
短期借入金の純増減額	Net increase (decrease) in short-term bank loans	3,674	-6,619	-1,349	-1,275	-1,736	-1,308	**-3,265**
長期借入れによる収入	Proceeds from long-term debt	3,754	313	6,000	5,100	1,033	585	**4,731**
長期借入金の返済による支出	Repayment of long-term debt	-1,549	-1,122	-11,289	-6,731	-4,130	-4,997	**-4,365**
社債の発行による収入	Proceeds from issue of bonds	–	–	–	49,745	–	–	**–**
転換社債の償還による支出	Redemption of convertible debentures	-19,896	–	-19,181	-29,663	–	–	**–**
利息の支払額	Interest paid	1,493	-1,457	-1,165	-1,156	-1,232	-1,333	**-1,311**
配当金の支払額	Dividends paid	-13,666	-13,669	-13,669	-14,463	-15,935	-18,247	**-19,052**
少数株主への配当金の支払額	Dividends paid to minoriity interests	-471	-456	-439	-360	-516	-714	**-633**
自己株式取得による支出	Payments for purchases of treasury stocks	–	–	-21,688	-24,588	-18,089	-20,710	**-19,663**
子会社の自己株式の取得による支出	Payments for purchases by subsidiaries of their treasury stocks	–	-2,516	-6	-1,547	-4	-6	**-2**
その他	Other	4	-68	656	694	42	21	**972**
財務活動によるキャッシュフロー	Net cash used in financing activities	-29,643	-25,594	-62,130	-24,244	-40,568	-46,712	**-42,589**
現金及び現金同等物に係る換算差額	Effect of exchange rate changes on cash and cash equivalents	734	1,966	-645	-2,031	-21	2,685	**1,492**
現金及び現金同等物の増減額	Net increase (decrease) in cash and cash equivalents	-30,741	30,639	47,246	40,472	11,523	-54,133	**-68,803**
現金及び現金同等物の期首残高	Cash and cash equivalents at beginning of year	187,321	157,078	189,615	238,896	279,368	293,355	**239,221**
連結会社増減による現金及び現金同等物の増減額	Net increase (decrease) in cash equivalents due to net increase (decrease) in consolidated subsidiaries	498	1,898	2,035	–	2,463	–	**69**
現金及び現金同等物の期末残高	Cash and cash equivalents at end of year	157,078	189,615	238,896	279,368	293,355	239,221	**170,488**

単体損益計算書（10年間）　Non-Consolidated Statements of Income (10 years)

(百万円 / ¥ million)

Years ended March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	対前年増減率(%) (2007/2006)
売上高	Net sales	1,160,834	1,098,547	1,113,137	1,162,403	1,121,696	1,106,346	1,121,767	1,156,219	1,183,731	**1,162,244**	**-1.82**
売上原価	Cost of sales	964,742	925,642	955,311	1,008,494	980,445	962,901	969,773	994,586	1,022,497	**1,012,383**	**-0.99**
販売費及び一般管理費	Selling, general and administrative expenses	117,161	109,285	102,502	105,884	106,450	112,002	113,010	113,037	109,006	**108,800**	**-0.19**
営業利益	Operating income	78,930	63,619	55,323	48,023	34,800	31,442	38,984	48,596	52,227	**41,059**	**-21.38**
営業外収益	Nonoperating income	38,892	54,835	72,857	74,799	69,280	57,317	51,742	53,512	63,075	**71,665**	**13.62**
受取利息及び配当金	Interest and dividend income	5,055	5,056	4,867	4,951	4,301	4,056	4,044	4,955	6,040	**6,293**	**4.19**
その他の営業外収益	Other	33,835	49,777	67,988	69,846	64,978	53,260	47,698	48,556	57,034	**65,371**	**14.62**
営業外費用	Nonoperating expenses	22,383	33,831	47,651	52,361	50,081	43,387	42,394	42,318	48,983	**54,925**	**12.13**
支払利息	Interest expenses	1,161	1,214	1,201	999	821	581	695	835	835	**835**	**0.00**
その他の営業外費用	Other	21,221	32,614	46,448	51,361	49,258	42,805	41,698	41,483	48,148	**54,090**	**12.34**
経常利益	Ordinary income	95,439	84,623	80,528	70,461	53,999	45,372	48,332	59,790	66,319	**57,799**	**-12.85**
特別利益	Extraordinary income	1,166	9,927	9,689	15,172	825	3,856	8,752	468	6,956	**12,925**	**85.81**
固定資産売却益	Profit from sale of fixed assets	45	596	99	180	317	115	488	8	2,328	**451**	**-80.63**
その他	Other	1,120	9,330	9,589	14,991	507	3,741	8,264	459	4,628	**12,474**	**169.53**
特別損失	Extraordinary loss	8,523	9,319	16,010	35,446	47,132	40,429	21,568	14,975	12,343	**8,939**	**-27.58**
固定資産売却損及び除却損	Losses from sale or disposal of fixed assets	2,984	3,545	4,523	4,813	10,129	4,912	6,062	5,533	3,952	**4,798**	**21.41**
その他	Other	5,536	5,772	11,484	30,628	36,999	35,516	15,506	9,437	8,391	**4,138**	**-50.69**
税引前当期純利益	Income before income taxes	88,082	85,231	74,208	50,188	7,692	8,800	35,516	45,283	60,933	**61,785**	**1.40**
法人税等	Income taxes	37,900	40,374	30,768	20,644	1,992	4,211	12,543	16,311	22,012	**28,079**	**27.56**
当期純利益	Net income	50,182	44,856	43,439	29,544	5,699	4,589	22,972	28,972	38,921	**33,705**	**-13.40**
前期繰越利益	Retained earnings carried forward from end previous term	8,902	8,735	9,087	8,906	9,023	8,885	8,088	8,621	7,483	–	–
中間配当額	Interim cash dividends	6,455	6,835	6,835	6,835	6,835	6,833	7,047	7,588	8,588	–	–

単体貸借対照表（10年間） Non-Consolidated Balance Sheets (10 years)

(百万円 / ¥ million)

At March 31		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	対前年増減率(%) (2007/2006)
資産の部	Assets											
流動資産	Current assets	603,244	546,912	540,344	582,909	551,499	574,127	633,140	682,743	630,479	**592,370**	**-6.04**
現金及び預金	Cash and time deposits	193,405	148,506	144,794	139,667	143,899	196,304	240,164	277,044	226,381	**151,681**	**-33.00**
受取手形、売掛金	Notes and accounts receivable	365,759	367,940	365,946	401,578	375,322	343,523	356,057	357,218	353,891	**376,265**	**6.32**
有価証券	Marketable securities	3,234	1,850	1,195	2,019	3,159	49	6,699	6,792	6,797	**9,992**	**47.01**
棚卸資産	Inventories	37,390	23,876	23,492	31,605	25,386	21,203	19,770	20,664	20,572	**28,343**	**37.77**
その他流動資産、貸倒引当金	Other current assets, and allowances	3,451	4,735	4,910	8,032	3,727	13,042	10,445	21,019	22,834	**26,086**	**14.24**
固定資産	Fixed assets	650,353	708,843	702,716	705,225	682,822	661,402	668,786	709,539	792,761	**838,761**	**5.80**
有形固定資産	Property, plant and equipment	437,071	462,375	453,604	454,672	438,692	413,832	396,981	419,467	457,669	**490,045**	**7.07**
無形固定資産	Intangible fixed assets	1,498	1,510	18,001	20,121	19,859	20,718	18,525	17,682	17,431	**18,651**	**7.00**
投資等、純額	Investments, net	211,783	244,957	231,110	230,432	224,271	226,851	253,279	272,389	317,660	**330,064**	**3.90**
資産の部合計	Total assets	1,253,597	1,255,756	1,243,061	1,288,135	1,234,322	1,235,530	1,301,927	1,392,282	1,423,240	**1,431,131**	**0.55**
負債の部	Liabilities											
流動負債	Current liabilities	366,319	326,011	307,322	330,200	293,454	344,827	350,722	441,816	452,935	**485,168**	**7.12**
支払手形、買掛金	Notes and accounts payable	253,670	237,186	219,844	236,122	210,156	174,486	180,508	222,741	243,334	**249,669**	**2.60**
一年内償還転換社債	Convertible bonds redeemable within 1 year	–	–	19,896	–	19,181	29,663	–	–	–	**–**	**–**
未払金、未払費用	Accrued payables and expenses	56,888	39,249	33,121	57,351	38,428	31,705	40,566	65,990	63,941	**60,564**	**-5.28**
未払法人税、事業税等	Accrued corporate and enterprise taxes	27,301	21,348	17,349	16,081	8,336	14,169	3,684	16,888	14,067	**8,117**	**-42.30**
その他流動負債	Other current liabilities	28,456	28,224	17,108	20,641	17,349	94,801	125,959	136,191	131,589	**166,814**	**26.77**
固定負債	Long-term liabilities	85,068	85,560	61,975	68,487	58,185	37,920	90,244	91,597	86,840	**81,807**	**-5.80**
社債	Bonds	–	–	–	–	–	–	50,000	50,000	50,000	**50,000**	**0.00**
転換社債	Convertible bonds	68,740	68,740	48,844	48,844	29,663	–	–	–	–	**–**	**–**
退職給付引当金	Provision for retirement benefits	–	–	–	19,643	28,522	37,920	40,244	41,597	36,840	**31,807**	**-13.66**
退職給与引当金	Allowance for retirement benefits	16,328	16,820	13,131	–	–	–	–	–	–	**–**	**–**
負債の部合計	Total liabilities	451,388	411,571	369,297	398,687	351,639	382,747	440,966	533,414	539,776	**566,976**	**5.04**
純資産の部	Total net assets											
株主資本	Stockholders' equity	–	–	–	–	–	–	–	–	–	**823,287**	**–**
資本金	Capital stock	114,464	114,464	114,464	114,464	114,464	114,464	114,464	114,464	114,464	**114,464**	**0.00**
資本剰余金	Capital reserve	–	–	–	–	–	144,898	144,901	144,905	144,908	**144,898**	**-0.01**
利益剰余金	Retained surplus	–	–	–	–	–	612,673	620,994	621,031	626,580	**624,486**	**-0.33**
法定準備金	Legal reserve	163,267	164,700	166,094	167,488	168,198	–	–	–	–	**–**	**–**
剰余金	Retained earnings	524,477	565,018	593,204	607,494	598,622	–	–	–	–	**–**	**–**
自己株式	Treasury stocks	–	–	–	–	-70	-21,759	-46,327	-51,594	-57,418	**-60,562**	**–**
評価・換算差額等	Valuation and translation adjustments	–	–	–	–	–	–	–	–	–	**40,868**	**–**
その他有価証券評価差額金	Net unrealized gains/lossess on securities	–	–	–	–	1,467	2,505	26,927	30,061	54,929	**40,871**	**-25.59**
繰延ヘッジ損益	Net deferred gains/losses on derivatives	–	–	–	–	–	–	–	–	–	**-3**	**–**
純資産合計*	Total net assets*	802,209	844,184	873,763	889,447	882,682	852,782	860,961	858,868	883,464	**864,155**	**-2.19**
負債純資産合計	Total liabilities and total net assets	1,253,597	1,255,756	1,243,061	1,288,135	1,234,322	1,235,530	1,301,927	1,392,282	1,423,240	**1,431,131**	**0.55**

（注）*2007年3月期より資本合計は、純資産合計に変更されました。

Note: *As of fiscal year ended March 2007, total stockholders' equity has been renamed to total net assets.

株式情報 Shareholder Information

平成19年3月31日現在 As of March 31, 2007

会社が発行する株式の総数	Authorized shares:	1,490,000,000株
発行済株式総数	Shares issued and outstanding:	730,480,693株
株主数	Number of shareholders:	31,364人

大株主 Principal shareholders

株主名	Name	当社への出資状況 Investment in DNP 所有株式数（千株） Number of share (thousands)	所有比率*（%） Percentage of total equity (%)
日本マスタートラスト信託銀行株式会社（信託口）	The Master Trust Bank of Japan, Ltd. (Trust A/C)	46,044	6.30
第一生命保険相互会社	The Dai-ichi Mutual Life Insurance Co.	34,646	4.74
日本トラスティ・サービス信託銀行株式会社（信託口）	Japan Trustee Services Bank, Ltd. (Trust A/C)	23,444	3.21
ユービーエス エージー ロンドン アイピービー セグリゲイテッド クライアント アカウント	UBS AG London-IPB Segregated Client Account	23,179	3.17
ステート ストリート バンク アンド トラスト カンパニー 505103	State Street Bank and Trust Company 505103	21,050	2.88
ナッツ クムコ	NATS CUMCO	19,644	2.69
株式会社みずほコーポレート銀行	Mizuho Corporate Bank, Ltd.	15,242	2.09
日本生命保険相互会社	Nippon Life Insurance Co.	14,349	1.96
株式会社みずほ銀行	Mizuho Bank, Ltd.	12,471	1.71
自社従業員持株会	Employees' Shareholding Association	9,934	1.36

（注1）上記表以外に当社は自己株式35,563,002株を保有しております。なお、当該株式数には、株主名簿上は当社名義となっていますが、実質的に所有していない株式が1,000株含まれております。

株主メモ General Information

決算期	3月31日	Fiscal year-end : March 31
定時株主総会開催期	6月	Month of annual shareholders' meeting : June
配当金受領株主確定日		Ex-dividend date
利益配当金	：3月31日	Year-end dividends paid to shareholders as of : March 31
中間配当金	：9月30日	Interim dividends paid to shareholders as of : September 30
基準日	：3月31日	Balance date : March 31

その他必要のある場合は、取締役会の決議により予め公告して設定します。

If additional shareholders' meetings are required, the board of directors will decide and notify the shareholders.

所有株式数別分布状況 Breakdown by size of holdings (number of shares)



10,000~49,999 2.62%
50,000~99,999 1.72%
1,000~9,999 6.04%
~999 0.18%
100,000~999,999 13.98%
1,000,000~ 75.46%

所有者別分布状況 Breakdown by type of shareholder



自己株式 Treasury stock 4.87%
証券会社 Securities companies 2.18%
個人 Individuals and other 10.53%
金融関係 Financial institutions 35.11%
その他の国内法人 Other Japanese institutions 12.78%
外国人 Non-Japanese institutions 34.53%

DNPの株価 DNP Share Price / 日経平均株価 Nikkei Average



(円/¥)
(円/¥)
3,000
2,000
1,000
24,000
16,000
8,000
DNPの株価 DNP Share Price
日経平均株価 Nikkei Average
DNPの出来高 Trading Volume of DNP Shares
(千株/thousand shares)
40,000
30,000
20,000
10,000
0
'04
'05
'06
'07

株主名簿管理人 みずほ信託銀行株式会社	**Administrator of Shareholder Register** Mizuho Trust & Banking Co., Ltd.
名義書換取扱場所 東京都中央区八重洲一丁目2番1号 みずほ信託銀行株式会社 本店証券代行部	**Registrar** Mizuho Trust & Banking Co., Ltd. Stock Transfer Agency Department 2-1, Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan
上場証券取引所 東京・大阪	**Common Stock Listing** Tokyo, Osaka

大日本印刷株式会社 Dai Nippon Printing Co., Ltd.

創業 Establishment	明治9年(1876年)10月 October 1876
設立年月日 Incorporation	明治27年(1894年)1月19日 January 19, 1894
資本金 Capital	1,144億64百万円 ¥114,464 million
従業員数 Employees	9,003 (単体 Non-Consolidated) 37,740 (連結 Consolidated)
営業拠点(子会社含む) Sales Offices (including subsidiaries)	＜国内＞ 札幌 旭川 北見 帯広 釧路 函館 仙台 青森 八戸 盛岡 秋田 山形 郡山 宇都宮 東京 水戸 多摩 横浜 名古屋 静岡 津 長野 新潟 富山 金沢 大阪 京都 神戸 広島 米子 岡山 福山 高松 徳島 松山 高知 福岡 北九州 久留米 長崎 佐世保 熊本 大分 宮崎 鹿児島 那覇 <Domestic> Sapporo, Asahikawa, Kitami, Obihiro, Kushiro, Hakodate, Sendai, Aomori, Hachinohe, Morioka, Akita, Yamagata, Koriyama, Ustunomiya, Tokyo, Mito, Tama, Yokohama, Nagoya, Shizuoka, Tsu, Nagano, Niigata, Toyama, Kanazawa, Osaka, Kyoto, Kobe, Hiroshima, Yonago, Okayama, Fukuyama, Takamatsu, Tokushima, Matsuyama, Kochi, Fukuoka, Kitakyushu, Kurume, Nagasaki, Sasebo, Kumamoto, Oita, Miyazaki, Kagoshima, Naha ＜海外＞ ソウル 上海 北京 台北 シンガポール ジャカルタ シドニー ニューヨーク コンコード サンフランシスコ シリコンバレー ロサンゼルス チュラビスタ サンマルコス ダラス デュッセルドルフ ロンドン コペンハーゲン パリ ディナン アグラテ <Overseas> Seoul, Shanghai, Beijing, Taipei, Singapore, Jakarta, Sydney, New York, Concord, N.C., San Francisco, Silicon Valley, Los Angeles, Chula Vista, San Marcos, Dallas, Dusseldorf, London, Copenhagen, Paris, Dinan, Agrate
工場(子会社含む) Production Sites (including subsidiaries)	＜国内＞ 北海道(札幌) 岩手(北上) 宮城(仙台) 福島(南相馬 泉崎) 茨城(牛久 つくば) 栃木(西方) 埼玉(川口 狭山 蕨 久喜 ふじみ野 鶴瀬 大利根 白岡) 千葉(柏) 東京(市谷 榎町 五反田 赤羽 神谷) 神奈川(横浜 川崎 小田原 相模原 愛川) 石川(白山) 岐阜(中津川) 愛知(名古屋) 三重(亀山) 京都(吉祥院 太秦 京田辺) 大阪(枚方 寝屋川) 兵庫(神戸 小野) 奈良(川西) 岡山(御津 笠岡) 広島(三原) 徳島(徳島) 福岡(福岡 北九州 筑後) <Domestic> Hokkaido (2 plants), Iwate, Miyagi, Fukushima (2 plants), Ibaraki (2 plants), Tochigi (3 plants), Saitama (8 plants), Chiba, Tokyo (10 plants), Kanagawa (7 plants), Ishikawa, Gifu, Aichi, Mie, Kyoto (3 plants), Osaka (3 plants), Hyogo (2 plants), Nara, Okayama (2 plants), Hiroshima, Tokushima, Fukuoka (4 plants) ＜海外＞ シンガポール マレーシア(ジョホール) インドネシア(ジャカルタ) アメリカ(コンコード、チュラビスタ) デンマーク(カールスルンデ) イタリア (アグラテ) ＜Overseas＞ Singapore, Malaysia (Johor), Indonesia (Jakarta), United States of America (Concord, N.C., Chula Vista, C.A.), Denmark (Karlslunde), Italy (Agrate)
研究所 Research Institutes	東京 千葉 埼玉 茨城 Tokyo, Chiba, Saitama, Ibaraki
本社 Head Office	〒162-8001 東京都新宿区市谷加賀町1－1－1 1-1, Ichigaya Kagacho 1chome, Shinjuku-ku, Tokyo 162-8001, Japan Tel : 03-3266-2111 / +813-3266-2111 Web Site : http://www.dnp.co.jp
IRコンタクト先 Inquiries	本社広報室 Press and Public Relations Tel : 03-5225-8220 / +813-5225-8220 Fax : 03-5225-8239 / +813-5225-8239 E-mail : info@mail.dnp.co.jp

Dai Nippon Printing Co., Ltd.
1-1-1, Ichigaya-Kagacho, Shinjuku-ku, Tokyo 162-8001, Japan

Printed using soy inks.
FSC certified paper is used for the main body of this annual report.

(Translation)

FOR IMMEDIATE RELEASE

July 2, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo – July 2, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") has repurchased the Company's shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

Details of Repurchase

1. Date of repurchase	From June 1, 2007 to June 29, 2007
2. Aggregate number of shares repurchased	7,540,000 shares
3. Aggregate price of shares repurchased	¥13,395,833,000
4. Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on March 22, 2007

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be repurchased	Up to 25 million shares (3.42% of the total issued and outstanding shares)
• Aggregate price of shares to be repurchased	Up to ¥54 billion
• Period of share repurchase	From March 23, 2007 to July 31, 2007
• Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

Total number of the Company's shares repurchased by the Company, after the above resolution of the Board of Directors and until June 29, 2007

• Aggregate number of shares repurchased	21,073,000 shares
• Aggregate price of shares repurchased	¥38,731,928,000

DNP

News Release

Dai Nippon Printing Co., Ltd.
Press and Public Relations
1-1, Ichigaya-Kagacho 1-chome,
Shinjuku-ku, Tokyo 162-8001, Japan
TEL +81-3-5225-8220 FAX +81-3-5225-8239
e-mail : info@mail.dnp.co.jp

July 11, 2007

For Immediate Release

DNP and Sony PCL Commence Made to Order Production of New Hologram Designed to Counter Fake Merchandize

Dai Nippon Printing Co., Ltd. (DNP) and Sony PCL Inc. (Sony PCL,) are pleased to announce the start of made to order production of a new Lippmann hologram for security uses, which is capable of storing dynamic picture images, including animation and live-action created with stereogram technology. The newly developed hologram has the capacity to store in excess of 100 image frames on a single hologram, and because it is extremely difficult to counterfeit, is effective in helping to discriminate between genuine and counterfeit goods via uses including certification seals on genuine products.

<Background>

Violations of intellectual property rights are becoming increasingly serious on global level, due to the production and sale of counterfeit goods which breach design rights and trademarks, and pirated products that infringe on copyrights. In the case of counterfeit goods, in particular, the manufacturing technology of the criminal groups which engage in the illicit production of these goods has made significant advances, and they are now capable of manufacturing goods which are extremely difficult to tell apart from the genuine article. It therefore comes as no surprise that there have been calls for the development of more highly sophisticated technology in the fight against counterfeit goods, and in helping discriminate between genuine and fake goods.

DNP

News Release

<Product Summary>

Unlike existing mainstream embossed holograms, which record images in physical relief on the surface of the material, the newly developed hologram is a Lippmann hologram, which stores images by recording interference patterns in photo-sensitive layers produced by laser.

Lippmann holograms are extremely difficult to counterfeit, as it is difficult to obtain the photo-sensitive materials used, as Lippmann holograms are capable of producing unique image expressions not possible with other hologram formats, and as they require specialized manufacturing technology. DNP and Sony PCL have made it even more difficult to illicitly reproduce the holograms by providing them with the capacity to record in excess of 100 image frames on a single hologram via the unique application of line order recording technology, which has made it possible to record dynamic images, including flying logos and animation. As dynamic images make it is easy to spot counterfeit goods the newly developed hologram is perfect for security uses, including activities where it is necessary to discriminate between genuine articles and fakes. DNP and Sony PCL are in a position to be able to supply the new hologram in various shapes and formats in answer to specific needs, including instances where the product takes the format of seals, heat-transfer foils and tamper-evident seals



1st frame
2nd frame
3rd frame
4th frame
5th frame
Laser Light-source
Original Parallax Images
COMPANY LOGO
GENUINE PRODUCT
Cylindrical Lenses
Hologram Master Plate
Reference Beam

Each parallax image displayed on the LCD is horizontally compressed into a vertical slit by a cylindrical lens. The beam of the slit and the reference beam form an interference pattern, which is then recorded on the photo-sensitive material on the glass substrate.

The hundreds of vertical slits, placed sequentially side-by-side, form the larger hologram.

DNP

News Release


Planning
Video capturing
CG modeling
CG rendering
Image processing
Master printing
Alignment
Duplication
Packaging, Shipping
Content design
Mastering
Mass production

DNP commenced development of hologram products in 1972, and has since successfully manufactured and marketed numerous hologram materials. Since establishing a mass production system of Lippmann holograms for security uses in 2001, DNP has forged ahead with the market development of it. By adapting the newly developed hologram, which can store in excess of 100 image frames on a single hologram, to DNP mass production processes, it is now possible to realize previously unseen moving image expressions, and achieve anti-counterfeiting goods with more highly developed security. With this new hologram DNP aims for the further expansion of hologram use in the security market.

Sony Corporation commenced application research into holograms in 1989, and has engaged in image recording technology. By combining this hologram technology with contents manufacturing technology, and the high precision master manufacturing technology nurtured through the development of CDs, DVDs, and Blu-Ray Discs, Sony PCL aims to develop a market where holograms are positioned as a new visual image product. In particular, as the newly developed hologram is capable of storing in excess of 100 image frames on a single hologram, it is possible to give expression to the kind of delicate movements not possible with existing hologram formats, and Sony PCL aims to expand uses to a variety of areas beginning with the security market.

The new hologram has undergone approximately 18 months of field tests, and DNP and Sony PCL have moved into full scale operations after successfully confirming the effectiveness of the new hologram as an anti-counterfeiting measure.

DNP

News Release

As a result of the collaborative efforts of Sony PCL, with its stereogram technology based hologram master manufacturing technology and DNP, which boasts high definition hologram manufacturing technology and facilities, our two companies aim to produce evenly more highly sophisticated holograms for security uses, while further expanding the overall market.

Dai Nippon Printing Co. Ltd.   Communication Business Systems Center

http://www.dnp.co.jp/international/holo/index.html

* Product prices, specifications and service contents listed in this news release are correct as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

(Translation)

FOR IMMEDIATE RELEASE

July 25, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Open-Market Repurchase of the Company's Shares and Completion thereof (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo –July 25, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") has repurchased its own shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

The Company has completed the repurchase of the Company's shares pursuant to the resolution at its meeting of the Board of Directors held on March 22, 2007.

Details of repurchase

1. Class of shares repurchased	Common stock of the Company
2. Period of share repurchase	From March 23, 2007 to July 24, 2007
3. Aggregate number of shares repurchased	25,000,000 shares
4. Aggregate price of shares repurchased	¥45,857,311,000
5. Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on March 22, 2007

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be purchased	Up to 25 million shares
• Aggregate price of shares to be repurchased	Up to ¥54 billion
• Period of share repurchase	From March 23, 2007 to July 31, 2007

(Translation)

FOR IMMEDIATE RELEASE

July 25, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo – July 25, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") has repurchased the Company's shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

Details of Repurchase

1. Date of repurchase	From July 2, 2007 to July 24, 2007
2. Aggregate number of shares repurchased	3,927,000 shares
3. Aggregate price of shares repurchased	¥7,125,383,000
4. Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on March 22, 2007

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be repurchased	Up to 25 million shares (3.42% of the total issued and outstanding shares)
• Aggregate price of shares to be repurchased	Up to ¥54 billion
• Period of share repurchase	From March 23, 2007 to July 31, 2007
• Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

Total number of the Company's shares repurchased by the Company, after the above resolution of the Board of Directors and until July 24, 2007

• Aggregate number of shares repurchased	25,000,000 shares
• Aggregate price of shares repurchased	¥45,857,311,000

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries

Selected Financial Data for the First Quarter Ended June 30, 2007

*This note is a selected translation of the Japanese Financial Statements and is unaudited information.

As of June 30

(millions of yen except per share amount)

	2007	2006
Total assets	¥ 1,616,836	¥ 1,621,958
Net assets	1,057,759	1,089,309
Equity ratio	63.7 %	65.5 %
Book value per share (yen)	¥ 1,527.63	¥ 1,506.98

Three months ended June 30

(millions of yen except per share amount)

	2007		2006	
Net sales	¥ 385,665	8.6 %	¥ 355,118	0.8 %
Operating income	17,346	(23.2) %	22,579	(12.4) %
Ordinary income	19,707	(17.9) %	24,002	(8.7) %
Net income	8,977	(29.4) %	12,718	(5.6) %
Earnings per share (yen)				
primary	¥ 13.12		¥ 18.04	
fully diluted	–		–	

Actual results by business segment for three months ended June 30

(millions of yen)

		2007		2006	
Information Communication					
	Net sales	¥ 155,319	(1.3) %	¥ 157,321	1.8 %
	Operating income	8,948	(18.5) %	10,976	(0.4) %
Lifestyle and Industrial Supplies					
	Net sales	¥ 138,670	18.1 %	¥ 117,462	0.6 %
	Operating income	8,373	(6.8) %	8,986	5.8 %
Electronics					
	Net sales	¥ 79,349	18.8 %	¥ 66,777	(0.1) %
	Operating income	2,646	(42.5) %	4,600	(42.9) %
Beverages					
	Net sales	¥ 15,711	(0.4) %	¥ 15,782	(3.2) %
	Operating income	(358)	– %	(436)	– %

DNP

Dai Nippon Printing Co., Ltd.
Press and Public Relations
1-1, Ichigaya-Kagacho 1-chome,
Shinjuku-ku, Tokyo 162-8001, Japan
TEL +81-3-5225-8220 FAX +81-3-5225-8239
e-mail : info@mail.dnp.co.jp

News Release

September 26, 2007

For Immediate Release

DNP, PARC Jointly Develop Recommender System for Mobile Terminals

Dai Nippon Printing Co. Ltd. (DNP) in conjunction with Palo Alto Research Center Inc. (PARC)(*1) has developed a context- and activity-aware system that recommends information about "local area" activities, such as shopping and dining, matching the consumer's location, time of day and personal tastes.

<Background>
As mobile communications devices proliferate, they are used increasingly as information-gathering tools to browse websites and download content, in both inside and outdoor venues. In response to this trend, DNP has been collaborating since 2005 with PARC to develop a system for distributing information tailor-made to match specific consumer conditions, and to promote the use of "local area" information via mobile terminals. By using this system, consumers can obtain timely information that matches their present conditions—with no need to initiate a mobile-based search.

<System Overview>

- Using contextual information (*2), such as time of day or positional information obtained via a mobile Global Positioning System (GPS *3), this system uses a unique algorithm to forecast, with a high probability of success, the kinds of "eating", "shopping", "seeing" and "playing" opportunities for the consumer to enjoy in the neighborhood they happen to be in.
- The system goes one step further to select retail outlets, restaurants, events, etc., which relate to the consumer's likely activity based on a previously registered set of personal preferences, and/or browsing history, then distributes that information to the consumer's mobile terminal.

DNP News Release

- Consumers use this system merely by installing the application on their mobile terminals and registering their personal preferences.
- Recommendations are displayed on the consumer's terminal screen in the order of how well they match the consumer's preferences.
- The recommended information can be displayed as a list, and also on a map to show the consumer the location of the event or activity.

The system can distribute information designed to match specific conditions related to selected activity, time or venue.

<Forward Looking Developments>
From early 2008 DNP is scheduling a series of feasibility studies for distributing the "local area" information, using this newly developed system as a prototype. The company is also looking to promote active cooperation with domestic retail outlets, publishing companies, communication carriers and mobile terminal makers, with the intention for commercial release in 2009.

*1 Palo Alto Research Center, Inc. (PARC): The Palo Alto, California-based, commercial research center brings together scientists in areas including physics, computers, biology and the social sciences. Founded in 1970 as part of Xerox Research, then incorporated in 2002 as an independent research business, PARC is celebrated for such innovations as laser printing, distributed computing and Ethernet, the graphical user interface (GUI), object-oriented programming, and ubiquitous computing. For further information, please see http://www.parc.com/

*2 Contextual information: Refers to data related to the specific situation of the consumer, which can be used as program criteria.

*3 GPS: The system that determines position based on satellite signals.

* Product prices, specifications and service contents listed in this news release are correct as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

DNP

News Release

Dai Nippon Printing Co., Ltd.
Press and Public Relations
1-1, Ichigaya-Kagacho 1-chome,
Shinjuku-ku, Tokyo 162-8001, Japan
TEL +81-3-5225-8220 FAX +81-3-5225-8239
e-mail : info@mail.dnp.co.jp

October 15, 2007

For Immediate Release

Regarding the Transfer to DNP of a Dye-sublimation Thermal Transfer Media Business from General

Dai Nippon Printing Co., Ltd. (DNP) and General Co., Ltd. (General) today announced the two parties have reached at an agreed terms and signed contracts of the transfer of a dye-sublimation thermal transfer media manufacturing and marketing business (the business) from General's wholly owned subsidiary General Technology Co., Ltd. to DNP.

DNP and General plan to complete the business transfer on December 3, 2007.

DNP has been producing dye-sublimation thermal transfer media (*1), which is mainly used for printing photographs, since the late 1980's. DNP has increased its market share by supplying the media to printer manufacturers as OEM products. Through the operations, DNP has been successful in capturing the top market share. In addition to the media business, DNP commercialized a self-service type photo-printing kiosk terminal(*2) in 2005. DNP continued to expand the business, such as, ID photo, photo related products and color photographic paper business, which were transferred from Konica Minolta Holdings, Inc. in 2006. DNP has also strengthened the photo printing business in Europe and the US, by establishing the sales and marketing organizations.

General shifted to a holding company system in March 2005, and after duly considering business divestitures and the refocus of resources under a management policy aiming to 'return to core businesses', has accelerated the concentration of management resources in the core Office Automation (OA) business, toner related business, and real estate linked businesses, while promoting autonomy at its subsidiaries in charge of each business.

General had aimed for the business developed since 2003, at its wholly owned subsidiary General Technology Co., Ltd., to move rapidly towards the production of core products, but has since reached the conclusion that the strategic transfer of the business to DNP would contribute to improved shareholder and corporate value. General will utilize the funds obtained from the sale of the said business to strengthen its financial standing, as well as in investments related to core company businesses.

With the sharp spread of digital camera, the advantages of dye sublimation media 'high image quality', 'on demand printing capabilities', and 'space savings' at low cost have been highly evaluated by the photo printing market. The advantages are specially valued in kiosk-terminals, which are mainly installed at DPE chain outlets, electronic retail outlets and shopping malls worldwide.

To respond to this growing market demand, DNP decided to accept the transfer from General. DNP will receive land, manufacturing facilities, personnel and intellectual property rights related to the business at the Shiga Third Factory. With this agreement, the manufacturing capability of DNP will further be strengthened and will be able to maintain the top market share.

<Summary of the Shiga Third Factory>

- Location	: 6 Hinokigaoka, Minakuchi-cho, Koka-shi, Shiga Prefecture
- Site area	: 18,402.93m^2
- Building area (total floor space)	: 7,994.58m^2
- Main facilities	: Dye-sublimation thermal transfer materials manufacturing facilities, including ink ribbons and receiver paper

DNP

News Release

(*1) Dye sublimation thermal transfer media

Media used when printing digitally photographed images in a thermal transfer print format. Composed of an ink ribbon made up of yellow, magenta and cyan along with a transparent overcoat layer and dedicated receiver paper. As the dye is transferred in line with the density of the image in question a smooth tone can be achieved, and it is also possible to reproduce high definition images of a quality similar to silver halide photographs. We are seeing expanded use of this format as print media for digital cameras mainly in home photo printers and kiosk based terminals as it allows for high speed printing and maintains high level durability.

(*2) a self-service type photo-printing kiosk terminal

A digital photo printing system developed by DNP PrintRush, which is capable of printing images taken with digital cameras and mobile phones. This system allows consumers to print out on the spot, and is capable of printing out 89x127 mm photos in approximately 3 seconds - the fastest in the world. Installed at electronics retail outlets and shopping malls throughout Japan.

No. 10

DNP

News Release

Dai Nippon Printing Co., Ltd.
Press and Public Relations
1-1, Ichigaya-Kagacho 1-chome,
Shinjuku-ku, Tokyo 162-8001, Japan
TEL +81-3-5225-8220 FAX +81-3-5225-8239
e-mail : info@mail.dnp.co.jp

October 19, 2007

For Immediate Release

DNP to Construct 10th Generation Inkjet-based Color Filter Plant Will Produce World's Largest Filters for Liquid Crystal Displays

Dai Nippon Printing Co. Ltd. (DNP) will construct a new tenth generation (2,850mm X 3,050mm) inkjet-based color filter plant to produce filters for liquid crystal displays (LCD) in Sakai City, Osaka.

DNP plans to supply the entire output of color filters manufactured at the new plant to a Sharp plant also being constructed in Sakai City, Osaka. DNP will invest approximately 43.5 billion yen to construct its new plant, which will have a production capacity of 36,000 sheets of 10th generation mother glass per month. Construction will get underway in November 2007, and the plant is scheduled to commence operations by March, 2010.

<Background and Summary>

The market for LCD televisions continues to rapidly expand, with large scale LCD televisions of 40 inches and above, expected to experience a market expansion, and as a result, LCD panel makers are boosting production capacity in LCD panels for large scale LCD televisions.

Since 2002 DNP has participated in a project relating to inkjet-based color filter technology development as part of FUTURE VISION (*,) an enterprise jointly established by 24 companies under the guidance of the Ministry of Economy, Trade and Industry (METI,) and successfully established an inkjet-based color filter mass production technology with the cooperation of Sharp, which also participated in the

enterprise. In September 2006, DNP received the transfer of color filter operations at the Sharp Kameyama plant No. 2, and commenced production of 8th generation inkjet-based color filters.
DNP has received strong recognition for the track record built up at the Sharp Kameyama plant No. 2, and as a result it has been decided to construct a new plant adjoining the Sharp plant being constructed in Sakai City.

Apart from the new Sakai plant, DNP is also implementing scheduled plans to strengthen the 8th generation inkjet-based color filter line at the Kurosaki plant in Kitakyushu City which the company has developed independently, and aims to enhance supply systems.

<DNP LCD Inkjet Color Filter Production Capacity >
With the construction of the new plant, DNP production capacity in color filters of 6th generation and beyond will reach 2.244 million sheets per month (on a 32 inch LCD panel unit basis,) the world greatest supply capacity for large scale LCD panels. This includes the operational Kurosaki plant (6th generation; No. 1 and No. 2 lines totaling 60,000 sheets per month,) the Kameyama plant (8th generation; producing 30,000 sheets per month,) and the Kurosaki plant No. 3, which is at present under construction, (and set to come on line in the Q1 2008, producing 30,000 sheets per month of 8th generation inkjet color filters).

<DNP LCD Inkjet Color Filter Production Capacity>

- Location	: Sakaihama district, Sakai Ku, Sakai City, Osaka (Chikko-yawata-machi, Sakai Ku, Sakai City, Osaka)
- Investment mount	: Approximately 43.5 billion yen
- Site area	: 32,292 m^2
- Building area	: 17,742.52 m^2 (total floor space 57,192.03 m^2)
- Scheduled to come on line	: By March 2010
- Production capacity	: 36,000 sheets per month
- Number of Employees	: Approximately 120
- Main facilities	: Manufacture of 10th generation inkjet color filters

(*) FUTURE VISION was established in April 2002 with investments from 24 private sector companies in order to implement a national project under the auspices of the Ministry of Economy, Trade and Industry aimed at developing innovative manufacturing technologies related to large scale LCD television manufacturing. The company commenced activities from April 2002, promoting research and development at the cutting edge development base established by National Institute of Advanced Industrial Science and Technology at Sendai city in Miyagi. These activities were designed to establish a manufacturing technology that would help realize major cost reductions in high-vision high definition LCD televisions 30 inches and over to help the Japanese domestic LCD industry seize the initiative by providing it with an overwhelmingly potent international competitiveness. While investing in FUTURE VISION, DNP and Sharp are also participants in projects related to inkjet color filter manufacturing.

* Product prices, specifications and service contents listed in this news release are correct as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

DNP

News Release

Dai Nippon Printing Co., Ltd.
Press and Public Relations
1-1, Ichigaya-Kagacho 1-chome,
Shinjuku-ku, Tokyo 162-8001, Japan
TEL +81-3-5225-8220 FAX +81-3-5225-8239
e-mail : info@mail.dnp.co.jp

October 26, 2007

For Immediate Release

Louvre - DNP Museum Lab Third presentation in Tokyo "The Madonna of the Rabbit, a Sacred Poem" October 27, 2007 – March 1, 2008

As part of their joint Museum Lab project, the Musée du Louvre and Dai Nippon Printing (DNP) are presenting for the first time in Japan a major work from the Louvre's collections, one of the first masterpieces from a master of the Italian Renaissance, The Madonna of the Rabbit, by Titian.

This third presentation is the opportunity to discover a notable work from the Musée du Louvre's collections, The Madonna of the Rabbit. Guided by a commentary by Jean Habert, head curator of the Paintings Department at the Musée du Louvre, and with the aid of devices drawing on state-of-the-art information and imaging technologies, visitors find themselves plunged into the painting's universe and history, following in Titian's footsteps.

<Louvre – DNP Museum Lab>

The Louvre and DNP are joining forces to explore new approaches to mediation in art museums, as enabled by multimedia tools. For each presentation, teams from the Louvre (curators, multimedia designers, mediators) together with those from DNP develop new mediation hypotheses. Testing these out allows the museum to further its awareness of visitor expectations and reactions within the context of an exhibition.

From 2006 to 2009, the project proposes a series of six different presentations, each lasting around five months, in the DNP building. Each presentation is to be supplemented with lectures and screenings on site, and is developed further on the project's Website, Museumlab.jp .

The works are taken in turn from different curatorial departments of the museum, and share the common focus of highlighting a human figure—whether a character represented in the work, or an artist or craftsman.

<The third presentation>

Following Géricault's A Carabineer in Fall 2006 and Tanagras: Female Figures of Ancient Greece last Spring, it is now the turn of Titian's The Madonna of the Rabbit to enjoy a first showing in Japan. This new Museum Lab experiment is an invitation to follow the painting's history as recounted by Jean Habert, to see the work as its contemporaries might have, and to rediscover the emotions it evoked for 16th-century Venetians. Visual and audio displays plunge visitors into the atmosphere of the time, as if to go deeper into the work itself. Little by little the charm of this sacred poem, in which Madonna and Child nestle in a wonderful natural landscape, is revealed in a masterly illustration of Venetian naturalism.

The system employed in this third presentation uses active RFID tags to identify the visitor's position. No particular action is required—visitors simply have to go up to a display to receive the relevant information in a quite seamless and natural way.

<Course of the visit>

In the Museum Lab reception area, visitors are given a multimedia headset equipped with an active RFID tag that tracks their position within the presentation space. The curator Jean Habert and his student, Benjamin Couilleaux, invite visitors to follow their informal discussion on The Madonna of the Rabbit. This conversation is simultaneously dubbed in Japanese and English. Visitors are able to listen through the headset that relays sound through contact with the skull, thus leaving the ears free to hear the surrounding environment and even allowing visitors to talk if they wish during the visit.

<Presentation room>

16th-century Venice

Where is Venice located and what influence and power did it extend over the region? What was the atmosphere like in this city of water and its surrounding countryside? In a room that reconstructs the ambiance of 16th-century Venice, Jean Habert recounts the history of the place and its age to visitors before their impending encounter with the work.

The Madonna of the Rabbit

The device falls silent before Titian's masterpiece. Visitors can examine at their leisure the painting, which is usually displayed alongside the Mona Lisa.

<Information area: the Foyer>

Eye-tracking

Before an "eye-tracking" device, visitors can observe at their leisure a reproduction of the work, while a camera captures the trajectory of their gaze reconstructed in a still image. This novel experiment is again offered at the end of the visit, thus allowing each person to see whether there has been any evolution in the way he or she apprehends the work.

Visitors can compare their respective "eye-tracks" before taking them away as a souvenir or seeing them again on the Website Museumlab.jp , in a private space.

A fuller understanding of The Madonna of the Rabbit

On a very large screen, Jean Habert proposes an in-depth study of the work, literally laying his finger on a number of important details. He thereby brings to light the composition and traces marks. Visitors are then invited to handle some of the device's tools by themselves.

Experience the work's composition

In this display, visitors find themselves at the center of a three-dimensional screening of the painting and can enter the virtual reality of the work. Through controls on the ground, they are able to proceed into the landscape of The Madonna of the Rabbit, moving around its component elements materialized here.

A naturalistic description of landscape

A break follows, near the Museum Lab garden, for a leisurely discovery of reproductions of other works by Titian, and of other contemporary artists illustrating the link between the naturalistic description of the Venetian countryside and religious sentiment.

The life of Titian

Titian introduces himself in a work that charts his life. This "great book" brings together discourse, printed texts, and animated images.

<Theatre>

"In the lab"

In the 4K Digital Cinema room, through images of astonishing precision, visitors discover the hidden face of the painting through a report at the Centre de Recherche et de Restauration des Musées de France. Together with Jean Habert, they can study X-ray photographs and other scientific images that reveal details in the painting which are invisible to the naked eye.

Louvre-DNP Museum Lab
Third presentation
The Madonna of the Rabbit, a sacred poem

Scientific representative:
  Jean Habert
  Head curator, Paintings Department, Musée du Louvre
Address :
  Tokyo, Shinagawa-ku, Nishi Gotanda, 3-5-20, DNP-Gotanda Building, Ground floor
Opening period:
  From October 27, 2007 to March 1, 2008
Opening hours:
  Monday, Tuesday, Thursday: 5 p.m. to 7 p.m.
  Wednesday, Friday: 5 p.m. to 8.30 p.m.
  Saturday: 11 a.m. – 5.30 p.m.
  Closed Sundays and public holidays, and during Christmas and New Year.
Advance booking only (free admission)

Information and reservation :

On line : http://museumlab.jp

By telephone : +81 (0) 35435 0880, from Monday to Friday from 9 a.m. to 9 p.m. and on Saturday from 9 a.m. to 6 p.m. Closed Sundays and public holidays, and during Christmas and New Year.

* Product prices, specifications and service contents listed in this news release are correct as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

END